UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month February 2023

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Press Release dated February 28, 2023	3

2.	Consolidated Annual Accounts for the year ended December 31, 2022	40

Page 1 of 5 Full Year 2022 Results Grifols delivers strong 2022 performance and is positioned for sustainable future growth Revenue reaches EUR 6,064 million (+12.4% cc1) and Adjusted EBITDA improves to EUR 1,247 million, both in in line with guidance, while leverage ratio down to 7.1x2 exceeding guidance Barcelona, Spain, February 28, 2023- Grifols (MCE:GRF, MCE:GRF.P, NASDAQ:GRFS) delivered solid and improved operating and financial performance in 2022, while continuing to execute on its top priorities. Total revenue grew by 12.4% cc (+22.9% on a reported basis) compared to 2021, reaching record levels of EUR 6,064.0 million (EUR 5,702.7 million excluding Biotest) mainly driven by Biopharma’s key proteins following strong recovery of plasma supply. Grifols’ co-CEOs Victor Grifols Deu and Raimon Grifols Roura note: “Grifols has closed 2022 by delivering on its commitments, while taking difficult but required actions to further strengthen the organization. We want to thank the Grifols’ team for successfully navigating through a challenging year. Looking at 2023, we believe the company has a solid foundation on which to build Grifols’ future. We continue to work and innovate to provide life-saving medicines to patients, while we are committed to driving meaningful impact for all our stakeholders.” 1 Operating or constant currency (cc) excludes changes rate variations reported in the period 2 Leverage ratio consistently calculated based on the credit facilities agreement and including Biotest x Full year revenue growth of 12% cc and 23% on a reported basis driven by Biopharma’s performance (EUR 5,005 million; +20% cc; +31% reported) supported by solid underlying demand, pricing, product mix, Biotest contribution and FX tailwind x Plasma collection volumes increase by 25% vs. 2021 x Reported EBITDA improves to EUR 1,198 million, a 21.0% margin (EUR 1,221 million and 20.1% including Biotest) backed by operational leverage and cost discipline, although still impacted by high cost per liter x Net profit increases by 10.4% to EUR 208 million x Reported leverage ratio declines to 7.1x by end-year. Liquidity position at EUR 1.6bn x Grifols pursues long-term competitiveness with an operational improvement plan, which will deliver EUR 400 million annualized cash cost savings x The company provides guidance for 2023 showing revenue growth of 8-10% and significant EBITDA margin expansion. Including annualized cost savings, EBITDA stand alone is expected to reach EUR 1.7 billion, representing a 27-28% margin x Board of Directors and Management are fully committed to achieving the guidance and delivering on the top priorities, including the improvement plan and executing on deleveraging in 2023

Page 2 of 5 As Alfredo Arroyo, CFO, states, “Superior execution across our key priorities resulted in a year of transformation. We are implementing initiatives to strengthen financial performance and discipline, reflected on the announced operational improvement plan delivering EUR 400 million annualized cash cost savings. We are focused on executing to continue growing our revenue, meaningfully expanding margins and deleveraging.” Biopharma revenue reached EUR 5,005.4 million growing by 19.6% cc (+31.2% on a reported basis) compared to 2021. Underpinning this strong performance were plasma collections, robust underlying demand for key proteins and price increases. Favorable product mix was also a notable driver with subcutaneous immunoglobulin (SCIG) Xembify® sales increasing by +33.7% supported by higher demand and favorable customer mix, as well as ALBUTEIN FlexBag™ gaining traction after its launch in November 2021. Grifols Biopharma’s revenue, excluding Biotest, grew by 5.1% cc (+15.6% on a reported basis) up to EUR 4,644.1 million in 2022, reflecting a sequential acceleration with a 17.5% cc growth in the second half of the year compared to +3.3% cc in the first half of 2022. Plasma collections continued to improve, increasing by 25% in 2022 (+26% in the U.S.) compared to previous year. Growth in plasma collections in 2023 is expected to be supported by efficiencies in centers in terms of digitalization, processes and donor experience, coupled with current plasma momentum, macroeconomic backdrop and the upside from qualified Mexican national donors. Additionally, Grifols is focused on optimizing its plasma-center network by closing or consolidating underperforming centers, having closed 18 centers in the fourth quarter of 2022 and with several additional centers scheduled to be closed or consolidated in the first half of 2023. Diagnostic recorded EUR 671.3 million in revenue in 2022, down 19.7% cc (-13.8% on a reported basis) compared to 2021, primarily due to non-recurring sales of TMA (Transcription-Mediated Amplification) molecular tests, used to detect SARS-CoV-2, and the termination of mandatory Zika-virus testing, partially offset by blood typing solutions’ double-digit-growth across most geographies. Excluding the COVID-19 one-off testing and mandatory Zika-virus screening effects, the decline was 4.6% cc, impacted by pricing in NAT Donor Screening and recombinant proteins. Bio Supplies expanded by 13.2% cc (+26.1% on a reported basis) to EUR 146.1 million in 2022, following the acquisition of the remaining 51% capital of Access Biologicals, which positively impacted performance of Bio Supplies Biopharma’s cell culture media and plasma for diagnostics. Gross margin totaled 37.6% in 2022 (36.8% including Biotest) due to a double impact from Biopharma and Diagnostic. On the one hand, high cost per liter resulted from plasma collected in 2021 and the first half of 2022, due to inventory accounting (c.9-months lag). This was primarily due to elevated donor commitment compensation (DCC) and inflationary pressures on labor costs. On the other hand, COVID-19 one-off testing and Zika screening adversely impacted gross margin by 210bps in 2022 compared to previous year. Grifols is currently focused on margin expansion while achieving desired plasma volumes for 2023, reducing cost per liter to more sustainable levels. To this end, DCC’s drop by 20% in Q4 vs. its peak in July drove a 10% CPL reduction over the same reference period. Other plasma operating costs, accounting approximately for the remaining 65% of the fully-loaded plasma cost, also declined, albeit to a lesser extent, amid the current macroeconomic backdrop.

Page 3 of 5 The company recently announced operational improvement plan aims to further address these plasma-related costs through a range of measures resulting in at least EUR 300 million annualized cost savings – out of the EUR 400 million targeted for the whole Plan. EBITDA grew to EUR 1,198 million at a 21.0% margin (EUR 1,221 million and 20.1% including Biotest) in 2022, supported by operating leverage, including SG&A cost savings and R+D prioritization, partially offsetting a high cost per liter in the first half, decreased margin from Diagnostic, inflationary pressures, and high Biotest expenses, particularly related to the Biotest Next Level (BNL) project3 .. Adjusted EBITDA stood at EUR 1,174 million (EUR 1,247 million including Biotest), a 20.6% margin. Excluding the impact of IFRS 164 , net financial debt totaled EUR 9,191.3 million, while the reported leverage ratio declined from 9.0x in the first half of 2022 to 7.1x for the full year 2022, following organic EBITDA improvement and enhanced inventory management. As of December 31, 2022, Grifols’ strong liquidity position totaled EUR 1,562 million, including a cash position of EUR 548 million. 2023 Guidance Testament to its commitment to enhance communication with its stakeholders, Grifols provides guidance for 2023, signaling robust total and Biopharma revenue growth of 8-10% and 10-12% cc, respectively; as well as significant margin expansion in the second half with a 23-25% EBITDA margin excluding Biotest; supported by a continued increase in plasma collections and a reduction of cost per liter and other costs, including EUR 100 million savings expected to be recognized in the profit and loss account, as part of the operational improvement plan. Including the EUR 400 million annualized cash cost savings, the EBITDA stand-alone is expected to stand at EUR 1.7 billion and 27-28% margin. Grifols’ fundamentals remain strong. The company continues to execute on its top priorities with a long-term vision, and is well-positioned for future growth, focused on business performance, operational excellence and delivering value to its stakeholders. CONFERENCE CALL Grifols invites investors to listen to a webcast of a conference call at 2.30 pm CET / 8.30 am EST on Tuesday, February 28, 2023. To listen to the webcast and view the FY22 Results Presentation, visit our web site >> FY2022 Earnings Call. Participants are advised to register in advance of the conference call. The transcript and webcast replay of the call will be made available on our web site at www.grifols.com/en/investors within 24 hours after the end of the live conference call. 3 Biotest Next Level (BNL) project aims to increase production capacity in Dreieich, Germany, and develop three key R&D projects (IgG Next Gen, Trimodulin, Fibrinogen) 4 As of December 31, 2022, the impact of IFRS 16 on total debts is EUR 1,016.9 million

Page 4 of 5 INVESTORS: Grifols Investors Relations & Sustainability inversores@grifols.com - investors@grifols.com sostenibilidad@grifols.com - sustainability@grifols.com Tel. +34 93 571 02 21 MEDIA CONTACTS: Grifols Press Office media@grifols.com Tel. +34 93 571 00 02 Spain Duomo Comunicación Tel.: +34 91 311 92 89 – +34 91 311 92 90 Raquel Lumbreras (Tel. +34 659 572 185) Raquel_lumbreras@duomocomunicacion.com Borja Gómez (Tel. +34 650 402 225) Borja_gomez@duomocomunicacion.com International Finsbury Glover Hering Email: Grifols-global@finsbury.com Tel.: +44 20 7251 3801 About Grifols Grifols is a global healthcare company founded in Barcelona in 1909 committed to improving the health and well-being of people around the world. A leader in essential plasma-derived medicines and transfusion medicine, the company develops, produces, and provides innovative healthcare services and solutions in more than 110 countries. Patient needs and Grifols’ ever-growing knowledge of many chronic, rare and prevalent conditions, at times life-threatening, drive the company’s innovation in both plasma and other biopharmaceuticals to enhance quality of life. Grifols is focused on treating conditions across a broad range of therapeutic areas: immunology, hepatology and intensive care, pulmonology, hematology, neurology, and infectious diseases. A pioneer in the plasma industry, Grifols continues to grow its network of donation centers, the world’s largest with over 400 across North America, Europe, Africa and the Middle East, and China. As a recognized leader in transfusion medicine, Grifols offers a comprehensive portfolio of solutions designed to enhance safety from donation to transfusion, in addition to clinical diagnostic technologies. It provides high-quality biological supplies for life-science research, clinical trials, and for manufacturing pharmaceutical and diagnostic products. The company also supplies tools, information and services that enable hospitals, pharmacies and healthcare professionals to efficiently deliver expert medical care. Grifols, with more than 26,000 employees in more than 30 countries and regions, is committed to a sustainable business model that sets the standard for continuous innovation, quality, safety, and ethical leadership. In 2022, Grifols’ economic impact in its core countries of operation was EUR 9.6 billion. The company also generated 193,000 jobs, including indirect and induced. The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF). Grifols non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ through ADRs (NASDAQ:GRFS). For more information about Grifols, please visit www.grifols.com

Page 5 of 5 LEGAL DISCLAIMER The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction. The information included in this document has not been verified nor reviewed by the external auditors of the Grifols group.

2022 Full Year Results February 28, 2023 Executing on Key Priorities

2022 Full Year Results - 2 - Important Information This presentation does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law (Royal Legislative Decree 4/2015, of 23 October, as amended and restated from time to time), Royal Decree 1310/2005, of November 4, and its implementing regulations. In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction. Forward-Looking Statements This presentation contains forward-looking information and statements about GRIFOLS based on current assumptions and forecast made by GRIFOLS management, including pro forma figures, estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expected”, “potential”, “estimates” and similar expressions. Although Grifols believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores and the Securities and Exchange Commission, which are accessible to the public. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Grifols. NON-GAAP Financial Measures This presentation refers to certain non-GAAP financial measures. The presentation of these financial measures is not intended to be considered in isolation, or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. Investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool. In addition, these measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparative purposes. We compensate for these limitations by providing specific information regarding GAAP amounts excluded from these non-GAAP financial measures. A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures can be found in our Grifols Financial Statements. Legal Disclaimer

2022 Full Year Results - 3 - 1. Key Priorities and 2022 Value Drivers 2. Performance by Business Unit 3. Group Financial Performance and 2023 Guidance 4. Final Remarks 5. Annex Table of Contents

2022 Full Year Results - 4 - Executing on Our Priorities and Commitments Performance culture Key Priorities Efficient, effective, data-driven, agile and decisive organization Strengthen financial performance, financial discipline and cost control Bolstering innovation and product portfolio to deliver life changing medicines to patients Improve cash flow and expense profile Debt reduction Commercial portfolio/innovation Biotest Modified short-term incentive plans First equity-based long-term incentive plan Delayering and better spans of control Operational improvement plan with EUR 400m annualized cash cost savings Implemented measures to increase operating cash flow Capital allocation discipline Growth plan for SCIG and strengthen positioning in Alpha-1 Acceleration of clinical trials Accelerated Biotest’s integration Operational excellence Evaluating transactional alternatives to delever Key priorities Actions underway

2022 Full Year Results - 5 - Delivering Solid Performance While Meeting Guidance 2022 Value Drivers 961 945 1,198 LTM EBITDA Reported (stand-alone) -9.8% -0.5% 11.0% -12.0% 3.3% 17.5% Total revenue growth (stand-alone) Biopharma revenue growth (stand-alone) H2’21 H1’22 H2’22 +5.1% cc (+8.6% in Q4) +15.6% (+22.5% in Q4) Robust sequential revenue growth (at cc) Leverage ratio 7.1x €6,064m Revenue with Biotest Revenue Growth Operating Performance Leverage Ratio +22.9% (+34.7% in Q4) +12.4% cc (+20.9% in Q4) €5,703m Revenue stand-alone EBITDA with Biotest €1,221m Reported Adjusted 20.1% €1,247m 20.6% EBITDA stand-alone €1,198m 21.0% €1,174m 20.6% FY21 H1’22 FY22 6.2x 9.0x 7.1x LR (combined) FY21 proforma incl. Biotest H1’22 FY22 Solid sequential EBITDA expansion (in million EUR) Significant leverage reduction investment Consistently calculated based on the credit facilities agreement and including Biotest

2022 Value Drivers

Pivotal Year to Unlock Further Shareholder Value

Biotest

Closed a transformational strategic transaction
to accelerate growth and innovation
Accounting consolidation beginning May'22

96%+ voting rights

70% share capital

€1,600m Equity Value

€2,000m Enterprise Value

Unique opportunity to...

Accelerate R&D pipeline with two new plasma proteins to boost revenues and margins

Balance global footprint, expanding plasma, commercial footprint and operations in EMEA

Plasma

Balancing plasma volumes and cost per liter
to expand profitability

Plasma collections vs. FY'21	+25%
Q4'22 Cost per liter vs. July'22 peak	-10%
Q4'22 Donor fee vs. July'22 peak	-20%

** (U.S. data)*

Canadian Blood Services

Agreement with CBS
to increase Canada's self-sufficiency in immunoglobulin medicines

2.4m IG grams/year
provided by 2026

Innovation

FY22 milestones

- Xembify® (SCIG) approved in several EU countries and Australia for PID and SID
- Xembify® (SCIG) in SID-CLL: FDA IND approved
- Sign-off of a collaboration agreement with Endpoint Health to develop and commercialize an ATIII therapy in Sepsis
- Positive topline results of VISTASEAL™ (fibrin sealant) in biosurgery pediatric use study
- Accelerated patient enrollment plan for PRECIOSA (albumin in liver disease) and SPARTA (alpha-1 deficiency)
- Biotest Yimmugo® (IVIG NextGen) approved in Germany and Austria for patients with immunodeficiencies and immunomodulation
- FDA approves AlphaID™ At Home
- FDA approves Blood Typing Manager

● Biopharma
● Diagnostic

2022 Full Year Results - 6 - GRIFOLS

2022 Full Year Results - 7 - 1. Key Priorities & 2022 Value Drivers 2. Performance by Business Unit 3. Group Financial Performance and 2023 Guidance 4. Final Remarks 5. Annex Table of Contents

2022 Full Year Results - 8 - Performance by Business Unit Biopharma and Biotest Drive Double-Digit Revenues Growth 386 518 361 4,933 FY21 Biopharma 154 Diagnostic 15 Bio Supplies 5 Intersegments and others 5,185 FY22 stand-alone (cc) FX FY22 stand-alone 6,064 FY22 combined 5,703 +22.9% (+12.4% at cc) +15.6% +5.1% cc +10.1% -19.7% +13.2% Grifols Biotest Combined Revenues 5,703 361 6,064 % growth +15.6% - +22.9% % growth at cc +5.1% - +12.4% Biopharma 4,644 361 5,005 % growth +21.7% - +31.2% % growth at cc +10.1% - +19.6% Diagnostic 672 - 672 % growth -13.8% - -13.8% % growth at cc -19.7% - -19.7% Bio Supplies 146 - 146 % growth +26.1% - +26.1% % growth at cc +13.2% - +13.2% Others & Intersegments 241 - 241 % growth +8.1% - +8.1% % growth at cc +1.9% - +1.9% FY22 +1.9% (EUR in millions)

Performance by Business Unit | **Biopharma** (stand-alone figures)

Robust Growth Supported by Strong Underlying Demand for Key Proteins

Q4'22	FY22
+14.2% cc	**+10.1% cc**
+29.5%	+21.7%

- Sales increased by low-double-digit driven by robust underlying demand and favorable product mix as Xembify® continues to gain weight
- Margins impacted by high cost per liter in the first half of 2022; 10% cash cost per liter decline in Q4'22 since July'22 peak, driven by donor compensation
- Plasma collections grew 25% underpinning growth

Commercial *milestones*

- Biotest Yimmugo® (IVIG NextGen) launched in Germany
- Market expansion of TAVLESSE® in Norway and Czech Republic; received NICE recommendation in UK
- VISTASEAL™ launched in Canada, Italy, Switzerland, Estonia, Latvia, Lithuania and Australia

Revenue performance by protein in FY22 (at cc)

Protein	Growth	Comments
55-60% of revenues IG	+13.3%	• Solid IVIG performance backed by higher plasma supply and strong demand, coupled with price increase • SCIG gaining traction (+34% in FY22)
10-15% of revenues Albumin	+4.9%	• Higher demand in APAC driven by China • Improved product mix supported by albumin in bags launch
25-30% of revenues Alpha-1 & Specialty proteins	+6.9%	• Favorable alpha-1 customer mix, higher demand and price increase • Strong demand for Hypers, VISTASEAL™ and TAVLESSE® • HyperRAB performing well

2022 Full Year Results - 9 - GRIFOLS

Performance by Business Unit | Biopharma | **Plasma**

Plasma Momentum Continues While Cost Per Liter Declines

Plasma Collections

Continuous improvement of plasma volumes

+25%
FY22 vs. FY21

+26% *in U.S*

+32%
U.S. Southern border plasma centers

390+ plasma centers

- Solid plasma-center network with a focus on improving volumes per center
- Operational improvement plan addressing donor commitment compensation and other plasma operating costs through a range of efficiency measures
- Focus on increasing profitability per liter while collecting desired plasma volumes

Cost per Liter

Progressive decline mainly driven by **donor commitment compensation**



Cost per liter (CPL)
Donor commitment compensation (DCC)
Q4'22
-10%
-20%
105
100
95
90
115
85
Jun'21
Aug'21
Oct'21
Dec'21
Feb'22
Apr'22
Jun'22
Aug'22
Oct'22
Dec'22

Note: Base 100: Q2'22; 3M average moving trend. Figures comparing Q4'22 average vs. July"22 (U.S. data)

2022 Full Year Results - 10 - GRIFOLS

Performance by Business Unit | Biopharma | *Innovation*

Positioned to Leverage Scale, Strengths and Expertise

Risk-value balanced pipeline


Biotest *projects*
Pre-Clinical
Phase 1
Phase 2
Phase 3
Ph. 4 / Reg.
LCM
Immunology
recIG in PID
IVIG-PEG-PID
Xembify® in CLL
Xembify® – Bi-weekly dosing – PID
Xembify® – Prefilled syringes
Xembify® – Europe
Yimmugo® (IVIG NextGen) in PID
Commercialization started
Hepatology/ Intensive Care
PRECIOSA Decompensated Cirrhosis (Albumin-20%)
APACHE Acute on Chronic Liver Disease (Albumin-5%)
FlexBag® (US, EU)
Pulmonology
Alpha-1 AT in Non-cystic fibrosis bronchiectasis
Alpha-1 AT 15% (SC) in AATD
SPARTA – Prolastin-C®
Prolastin® 4-5g. vials (EU)
Hematology
ATIII in Sepsis (partnership with Endpoint Health)
Fibrinogen in Cong. Deficiency & severe hypofibrinogen
Fibrinogen in Acquired Deficiency
Fostamatinib¹ in ITP for refractory patients
Yimmugo® (IVIG NextGen) in ITP
Commercialization started
Infectious diseases
GIGA 2339 in HBV
Trimodulin (IgM) in sCAP
Cytotec® Pregnancy in CMV infection
Neurology
GRF6019 in Alzheimer Disease (AD)
GRF6021 in Parkinson Disease (PD) with dementia
Aβvac40 in AD²
AKST4290 in PD
AMBAR-Next in AD
Others
GIGA564 Anti-CTLA-4 (mAb Oncology)
GIGA2328 Anti-CTLA-4 (mAb Oncology)
AKST4290 in nAMD & DR
VISTASEAL™ (fibrin sealant) in Biosurgery pediatric use

[1] Licensed rights from Rigel Pharmaceuticals in EU and other countries; [2] Project of Araclon (Grifols' invested company)

FY23 Key Milestones

H1'23

- Final results of Xembify® bi-weekly dosing study
- First patient enrolled and treated in the Xembify® SID-CLL study
- Final results of IVIG-PEG study
- Finalize enrollment of the PRECIOSA trial
- Alpha-1 AT 15% (subcutaneous) Phase 1/2 study advancement from single dose to repeat dose phase
- Biotest Trimodulin ph.III ESsCAPE trial study initiation
- Biotest Yimmugo® BLA FDA submission

H2'23

- Finalize enrolment of the SPARTA study
- Biotest Fibrinogen AD ADFIRST trial completed and top line study results
- Biotest Cytotect (PreCyssion) last patient expected
- GIGA564 IND submission
- GIGA2328 pre-IND submission

2022 Full Year Results - 11 - GRIFOLS

Performance by Business Unit | Diagnostic

Blood Typing Outperformance Partially Offset NAT Donor Screening Decline

Q4'22	FY22
-15.9% cc	**-19.7% cc**
-8.0%	-13.8%

- Excluding one-off COVID-19 and mandatory Zika testing, Diagnostic declined by 4.6% cc in FY22
- Blood typing solutions was the main growth driver
- One off COVID-19 and mandatory Zika testing impacted total gross margin by 210bps vs. FY21

Commercial *milestones*

- Launch in Q2'23 of AlphaID™ At Home, an OTC free service to assess genetic risk of developing alpha-1, in the U.S.
- Launch of the new DG Gel 8 card in the U.S.
- Procleix Plasmodium and Promonitor Quick ADL awarded the CE mark

Revenue performance by business line in FY22 (at cc)

Business line	Growth	Comments
55-60% of revenues NAT Donor Screening	-32.4% Excl. COVID and Zika -9.4%	• Termination of one-off COVID-19 testing and mandatory Zika screening impacted revenues and profitability • Extended agreement (15-years) with CTS; impact on pricing • Growth in Asia (in particular India, China, Malaysia) and Middle East, coupled with higher plasma and blood donations
25-30% of revenues Blood Typing Solutions (BTS)	+16.9%	• Significant double-digit-growth across most geographies, highlighting U.S. and Mexico • Gaining market share
15-20% of revenues Recombinant proteins	-6.1%	• Decline primarily resulting from the joint business collaboration on new R&D project

2022 Full Year Results - 12 - GRIFOLS

2022 Full Year Results - 13 - • Vertical integration to achieve higher margins from Grifols’ products • Commercial knowledge to grow in the cell culture market, in-vitro diagnostics and diagnostic R+D solutions • Enhanced and reinforced Bio Supplies portfolio with a more robust offering of biological products • Boost Grifols’ standing as a reputable supplier of biological products Performance by Business Unit | Bio Supplies Integration of Access Biologicals Driving Strong Revenue Growth +51.2% +32.8% cc Q4’22 +26.1% +13.2% cc FY22 Plasma hyperimmune sales to third parties Bio Supplies Biopharma 50-55% of revenues Bio Supplies Diagnostic 25-30% of revenues 20-25% of revenues • Growth driven by cell culture media due to Access Biologicals acquisition and Intermediates • Partially offset by lower sales of Drug Excipients +7.9% +52.7% • Plasma for diagnostics supported by Access Biologicals and higher market demand in the market • Higher performance of blood-derived products fueled by Access Biologicals acquisition and increase of donations -4.2% • Lower sales due to contract termination Revenue performance by business line in FY22 (at cc) Access Biologicals as a high growth engine

2022 Full Year Results - 14 - Table of Contents 1. Key Priorities & 2022 Value Drivers 3. Group Financial Performance and 2023 Guidance 4. Final Remarks 5. Annex 2. Performance by Business Unit

2022 Full Year Results - 15 - Delivering on Guidance for FY 2022 Group Financial Performance 1 Sustainable revenue growth Revenue (stand-alone) Guidance FY22 2 Capturing operational leverage FY22 Figures Revenue (combined w/ Biotest) €5.6-5.8bn €5.8-6.0bn €5.7bn €6.1bn EBITDA Adj. margin (stand-alone) EBITDA Adj. margin (combined w/ Biotest) 3 Strengthening balance sheet Leverage ratio 7.9x 20-21% 20-21% 20.6% 20.6% 7.1x

Group Financial Performance

Accelerated Growth and Improved Profitability Marked FY22 Performance

(EUR in millions)	Q4'22 Grifols	Q4'22 Biotest	Q4'22 Combined	FY22 Grifols	FY22 Biotest	FY22 Combined
Revenues	1,558	155	1,713	5,703	361	6,064
% growth	*+22.5%*	-	*+34.7%*	*+15.6%*	-	*+22.9%*
% growth at cc	*+8.6%*	-	*+20.9%*	*+5.1%*	-	*+12.4%*
Gross Profit	556	43	599	2,142	90	2,232
% margin	*35.7%*	*27.6%*	*35.0%*	*37.6%*	*24.9%*	*36.8%*
Opex	397	39	436	1,455	97	1,552
% growth at cc	*+7.6%*	-	*+7.6%*	*+4.6%*	-	*+4.6%*
EBITDA	276	18	294	1,198	23	1,221
% growth at cc	*+77.3%*	-	*+91.5%*	*+14.0%*	-	*+16.5%*
% margin	*17.7%*	*11.8%*	*17.2%*	*21.0%*	*6.4%*	*20.1%*
EBITDA Adj.	316	32	348	1,174	73	1,247
% margin	*20.3%*	*20.5%*	*20.3%*	*20.6%*	*20.2%*	*20.6%*
Net income	20	(0)	20	224	(16)	208
% growth	*n/a*	-	*n/a*	*+18.6%*	-	*+10.4%*

Robust revenue growth driven mainly by Biopharma's key proteins and increased plasma supply; product mix; pricing and FX tailwind; and a notable contribution from Biotest

Gross margin impacted by

(i) In Biopharma, high cost per liter from the plasma collected in 2021 and the majority of 2022 due to high donor compensation and labor costs, albeit having declined significantly in Q4 and onwards

(ii) Loss in Diagnostic driven by one-off COVID testing and mandatory Zika screening, which adversely impacted total gross margin by 100bps vs. Q4'21 and 210bps vs. FY21

Operating leverage continues to support greater profitability at EBITDA level backed by SG&A cost savings and R+D prioritization, offsetting inflationary pressures and decreased higher margin from lower Diagnostic revenues

Net profit impacted by higher financial expenses

2022 Full Year Results - 16 - GRIFOLS

2022 Full Year Results - 17 - Sequential EBITDA Improvement Continues Group Financial Performance | EBITDA Stand-alone FY21 vs. FY22 62 121 67 50 61 102 Biopharma 13 Diagnostic Bio Supplies and others Opex Access Biologicals 3 Other income FX Adjusted EBITDA FY22 One offs 24 Reported EBITDA FY22 961 -108 1,198 1,174 Reported EBITDA FY21 19.5% 21.0% 20.6% (EUR in millions) COVID-19 and Zika tests Excluding loss of COVID testing and mandatory Zika screening, Diagnostic EBITDA growing R+D prioritization and cost savings Primarily Access Biologicals gain and restructuring costs Note: the variations of Biopharma, Diagnostic and Bio Supplies and others refer only to Gross margin

2022 Full Year Results - 18 - Operational Performance Enabling a Reduction in Leverage Ratio Group Financial Performance | Leverage FY21 Reported Working capital, LTM EBITDA and committed investments LTM H1’22 Reported Deleverage path FY22 Reported 6.2x 1.8x 1.0x 9.0x 1.9x 7.1x Evolution of the leverage ratio Year-end liquidity €1.6bn Year-end cash and cash equivalents €0.5bn Limited exposure to interest rate hikes 65% Fixed 35% Floating No significant maturities until 2025 0.1 0.1 2.0 0.1 4.1 2.1 0.6 Acquisition 1.6x 2023 2024 2025 2026 2027 2028 2029-2036 EBITDA & debt 0.2x (EUR in billions) (calculated based on the credit facilities agreement and including Biotest)

Group Financial Performance | Operational Improvement Plan

Annualized Cash Savings of Approx. EUR400m; Most Initiatives Implemented by 4Q'23
EUR 100m Savings Recognized in P&L and EUR 250m Cash Savings in 2023

Pillar	Goal	Key Initiatives	Annualized Savings[1]
Plasma Cost and Operations	Drive down cash cost per liter while creating the most efficient, advanced, donor-friendly, highest quality, world-class plasma procurement operations, and prepare for the 'center of the future'	• Optimize donor center opening hours and days of operation while maintaining desired volume • Enhance efficiencies through elimination or centralization of positions, digitization and staffing optimization • Continue to optimize donor commitment compensation • Improve capacity utilization and throughput while improving donor experience by de-bottlenecking and decreasing donor cycle time • Streamline overhead and management functions and delayer while offering better support to donor centers • Manage up underperforming centers • Implement digital marketing strategy	EUR 300m
General & Administrative (G&A)	Streamline corporate functions and reduce indirect spend and headcount in order to increase agility and eliminate redundant activities	• Delayering and increased spans of control • Centralize, consolidate and insource support functions • Price and demand management • Reduce IT CAPEX from optimization of capitalized projects • New travel policies and guidelines	EUR 60m
Direct and Indirect Procurement			
Logistics			
Facilities			

[1] Compared to comparable 2022 full year data

2022 Full Year Results - 19 - GRIFOLS

2022 Full Year Results - 20 - Direct and Indirect Procurement Group Financial Performance | Operational Improvement Plan Plasma G&A Logistics Facilities • Consolidate suppliers and distributors globally through tenders or negotiation • Minimize number of OEMs via re-sourcing activities • Test market via RFP and identify lower-cost alternatives • Office and laboratory facilities consolidation • Lease renegotiation and sub-leasing EUR 15m EUR 10m • Supply chain flexibility through new routes and optimization of existing routes • Optimize logistics flow from air to ocean freight • Consolidate internal warehouses EUR 15m Strategic sourcing initiatives across five procurement categories Cost improvements largely offsetting additional volume Rationalize real estate footprint One-time restructuring charge of approximately EUR 140 million, to be accrued in Q1’23 Pillar Goal Key Initiatives Annualized Cash Savings of Approx. EUR400m; Most Initiatives Implemented by 4Q’23 EUR 100m Savings Recognized in P&L and EUR 250m Cash Savings in 2023 1 Compared to comparable 2022 full year data Annualized Savings1

2022 Full Year Results - 21 - Strong Sales Growth Driven by Biopharma and Further Margin Expansion in 2H’23 Group Financial Performance | 2023 Guidance Revenue (at cc) EBITDA Total revenue +8-10% EBITDA Adjusted Margin (stand-alone) EBITDA Adjusted (combined) • Plasma collections increase in 2022 underpins strong sales growth in 2023 backed by solid underlying volume demand, pricing and product mix • Biotest continues to significantly contribute • H1’23 margins continue to be impacted by high cash CPL in 2022 due to inventory accounting (c.9 months lag) • Significant margin expansion in H2’23 as meaningful cash CPL declines in 4Q’22 and 2023 further supported by implementation of operational improvement plan 19-20% H1’23 H2’23 23-25% Biopharma +10-12% FY23 FY23 21-23% EUR 1.4bn EBITDA annualizing cost savings (stand-alone) EUR 1.7bn 27-28%

2022 Full Year Results - 22 - Table of Contents 1. Key Priorities & 2022 Value Drivers 4. Final Remarks 5. Annex 2. Performance by Business Unit 3. Group Financial Performance and 2023 Guidance

2022 Full Year Results - 23 - Final Remarks Laser-Focused and Committed to Execution in 2023 Governance and actions in place to deliver enhanced financial performance and increase shareholder value Operational Improvement Plan Guidance Accelerating Deleverage • Reinforce competitiveness, reduce global cost base, and enhance organizational accountability, agility, efficiency, and effectiveness • Implementation is ongoing to achieve EUR 400 million annualized cash cost savings tackling cost per liter and G&A • Currently project managed, tracked and monitored on a weekly basis • Solid revenues growth driven by Biopharma • Significant margin expansion in 2H’23 as improvement plan advances • EUR 1.7bn at 27-28% margin stand-alone incl. annualized savings in FY23 • Biotest will deliver strategic value in the mid and long-term but margin dilutive in the short-term • Organic EBITDA improvement, enhancement of inventory management and cash flow generation in order to reduce leverage ratio • Execute on deleveraging transaction in 2023

2022 Full Year Results - 24 - Table of Contents 1. Key Priorities & 2022 Value Drivers 2. Performance by Business Unit 3. Group Financial Performance and 2023 Guidance 4. Final Remarks 5. Annex 5.1. Sustainability 5.2. Financials

Sustainability

Reinforcing Our Sustainability Pillars

Our People | Commitment to Donors and Patients | Impact on Society | Environmental Responsibility

Our People

The effort and dedication of our people improves patients' lives and **helps create a healthier world**

Committed to a **more human leadership style** and to a culture where **training**, **promotion** and **talent** are the driving forces behind professional development

Diversity, **inclusivity**, **equal opportunities** and **parity** are unwavering priorities

2022 Key figures



90+ nationalities

26,300+ employees *(including Biotest)*

11,500+ new hires

40% 60%

Gender pay gap

- 0.9%
- 3.0%
- 1.4%
- 2.8%

4.7M+ training hours

~900 workers with disabilities

65%+ of promotions are women

Commitment to Donors and Patients

We are the **bridge between donor and patient** while we work to **guarantee blood plasma supply**

We **build strong communities** and take **great care of our donors**

Thanks to donors' generosity and commitment we are able to **develop plasma-derived treatments**, essential to **improve** the **health** of thousands of **patients**

800,000+ patients treated

€23.8bn positive impact for patients

5.7x improvement in patients' quality of life in relation to treatment cost

8,245 hemophilia patients treated 2014-2021

920,000+ donors

€5.2bn positive impact on donors and local communities

€21M product donations

80+ patient association supported

2022 Full Year Results - 25 - GRIFOLS

2022 Full Year Results - 26 - Reinforcing Our Sustainability Pillars Sustainability Our People Commitment to Donors and Patients Impact on Society Environmental Responsibility The future of people goes hand in hand with the future of the planet Determined to make a positive impact on society, with far-reaching, direct-impact 193,000 jobs created 60+ educational initiatives in 5 countries €1M+ donated to Ukraine 3M m3 water consumption -8% vs. 2021 +35% increase remote working Scope 3 SBTi in the last phase of verification 74% of production from facilities with ISO 14001 certification 26% of electricity used comes from renewable sources -49% reduction in air travel vs. 2019 Public-private partnerships CBS 2021 2022 2022 Key figures Social initiatives delivered through our foundations We participate actively in local communities, support local organizations and strive to increase the multiplier effect generated by our activity Actively reducing the impact of our activity on the environment, ensuring efficient resource management Striving to mitigate the impact of climate change €9.6bn total economic impact 28+ workshops, conferences and seminars €32M social initiatives €34M resources allocated

Net Revenue by Division and Region

In thousands of euros	1Q 2022			2Q 2022			3Q 2022			4Q 2022			2022		
	Grifols	Biotest	Combined	Grifols	Biotest	Combined	Grifols	Biotest	Combined	Grifols	Biotest	Combined	Grifols	Biotest	Combined
Sales	1,267,192	-	1,267,192	1,444,613	98,287	1,542,900	1,433,365	107,766	1,541,131	1,557,558	155,186	1,712,744	5,702,728	361,239	6,063,967
% vs. prior year*	7.0%		7.0%	6.9%		14.1%	27.4%		37.0%	22.5%		34.7%	15.6%		22.9%
% vs. prior year cc**	1.4%		1.4%	(2.2%)		5.1%	13.7%		23.3%	8.6%		20.9%	5.1%		12.4%
Biopharma	1,022,508	-	1,022,508	1,192,095	98,287	1,290,382	1,157,415	107,766	1,265,181	1,272,125	155,186	1,427,311	4,644,143	361,239	5,005,382
% vs. prior year*	13.5%		13.5%	9.9%		19.0%	36.8%		49.5%	29.5%		45.2%	21.7%		31.2%
% vs. prior year cc**	7.1%		7.1%	0.1%		9.2%	21.3%		34.0%	14.2%		30.0%	10.1%		19.6%
Diagnostic	169,749	-	169,749	159,687	-	159,687	169,620	-	169,620	172,236	-	172,236	671,292	-	671,292
% vs. prior year*	(16.5%)		(16.5%)	(16.9%)		13.5%	(13.6%)		47.2%	(8.0%)		49.5%	(13.8%)		34.7%
% vs. prior year cc**	(19.8%)		(19.8%)	(22.4%)		7.1%	(20.8%)		31.9%	(15.9%)		34.0%	(19.7%)		20.9%
Bio Supplies	23,747	-	23,747	28,806	-	28,806	44,214	-	44,214	49,309	-	49,309	146,076	-	146,076
% vs. prior year*	(17.5%)		(17.5%)	17.6%		49.5%	47.9%		(13.8%)	51.2%		(16.7%)	26.1%		13.5%
% vs. prior year cc**	(22.0%)		(22.0%)	7.9%		34.0%	29.9%		(19.7%)	32.8%		(21.0%)	13.2%		7.1%
Others & intersegments	51,188	-	51,188	64,025	-	64,025	62,116	-	62,116	63,888	-	63,888	241,217	-	241,217
% vs. prior year*	(0.4%)		(0.4%)	26.9%		26.9%	18.8%		18.8%	(7.5%)		(7.5%)	8.1%		8.1%
% vs. prior year cc**	(2.9%)		(2.9%)	20.8%		20.8%	10.5%		10.5%	(14.9%)		(14.9%)	1.9%		1.9%
Sales	1,267,192	-	1,267,192	1,444,613	98,287	1,542,900	1,433,365	107,766	1,541,131	1,557,558	155,186	1,712,744	5,702,728	361,239	6,063,967
% vs. prior year*	7.0%		7.0%	6.9%		14.1%	27.4%		37.0%	22.5%		34.7%	15.6%		22.9%
% vs. prior year cc**	1.4%		1.4%	(2.2%)		5.1%	13.7%		23.3%	8.6%		20.9%	5.1%		12.4%
US + CANADA	848,261	-	848,261	967,557	1,165	968,722	993,706	954	994,660	1,043,964	-	1,043,964	3,853,488	2,119	3,855,607
% vs. prior year*	14.1%		14.1%	16.1%		16.2%	33.9%		34.0%	25.0%		25.0%	22.2%		22.2%
% vs. prior year cc**	6.5%		6.5%	4.2%		4.4%	16.0%		16.1%	7.6%		7.6%	8.4%		8.5%
EU	208,768	-	208,768	214,521	50,334	264,855	210,998	57,052	268,050	217,508	73,030	290,538	851,795	180,416	1,032,211
% vs. prior year*	(10.0%)		(10.0%)	(2.8%)		20.1%	(5.2%)		20.5%	(6.0%)		25.5%	(6.0%)		13.9%
% vs. prior year cc**	(10.2%)		(10.2%)	(3.3%)		19.7%	(5.9%)		20.0%	(6.6%)		25.1%	(6.5%)		13.5%
ROW	210,163	-	210,163	262,535	46,788	309,323	228,661	49,760	278,421	296,086	82,156	378,242	997,445	178,704	1,176,149
% vs. prior year*	0.3%		0.3%	(11.8%)		3.9%	42.9%		74.0%	44.5%		84.6%	14.4%		34.9%
% vs. prior year cc**	(3.8%)		(3.8%)	(19.2%)		(3.6%)	30.0%		60.9%	30.1%		70.3%	5.1%		25.6%

** For comparison purposes, 2021 figures have been reclassified in accordance with new business units; ** Constant currency (cc) excludes exchange rate fluctuations over the period.*

2022 Full Year Results
- 27 -
GRIFOLS

Profit and Loss

In thousands of euros	1Q 2022	2Q 2022	3Q 2022	4Q 2022	2022
NET REVENUES	**1,267,193**	**1,542,899**	**1,541,130**	**1,712,745**	**6,063,967**
% vs. prior year	*7.0%*	*14.1%*	*37.0%*	*34.7%*	*22.9%*
COST OF SALES	(772,592)	(964,949)	(981,260)	(1,113,636)	(3,832,437)
% vs. prior year	*18.6%*	*25.1%*	*42.6%*	*29.5%*	*29.0%*
GROSS MARGIN	**494,601**	**577,950**	**559,870**	**599,109**	**2,231,530**
% vs. prior year	*-7.3%*	*-0.5%*	*28.2%*	*45.5%*	*13.7%*
% Net revenues	*39.0%*	*37.5%*	*36.3%*	*35.0%*	*36.8%*
R&D	**(76,155)**	**(85,127)**	**(93,614)**	**(106,244)**	**(361,140)**
% vs. prior year	*6.1%*	*-1.9%*	*2.2%*	*1.4%*	*1.8%*
SG&A	**(259,417)**	**(308,473)**	**(292,823)**	**(329,710)**	**(1,190,423)**
% vs. prior year	*0.9%*	*23.5%*	*9.5%*	*14.8%*	*12.1%*
OPERATING EXPENSES	***(335,572)***	***(393,600)***	***(386,437)***	***(435,954)***	***(1,551,563)***
% vs. prior year	*2.0%*	*16.9%*	*7.7%*	*11.2%*	*9.5%*
OTHER INCOME	3,583	925	14,678	3,049	22,235
% vs. prior year	-	-	-	*-81.3%*	*36.4%*
SHARE OF RESULTS OF EQUITY ACCOUNTED INVESTEES - CORE ACTIVITIES	**(637)**	**80,096**	**13,276**	**10,743**	**103,478**
% vs. prior year	*-107.4%*	*1152.7%*	*-8.9%*	*257.5%*	*217.9%*
OPERATING RESULT (EBIT)	**161,975**	**265,371**	**201,387**	**176,947**	**805,680**
% vs. prior year	*-23.9%*	*5.9%*	*118.1%*	*351.7%*	*35.4%*
% Net revenues	*12.8%*	*17.2%*	*13.1%*	*10.3%*	*13.3%*
FINANCIAL RESULT	**(79,373)**	**(119,380)**	**(114,830)**	**(129,358)**	**(442,941)**
% vs. prior year	*35.2%*	*96.6%*	*78.4%*	*37.6%*	*59.4%*
SHARE OF RESULTS OF EQUITY ACCOUNTED INVESTEES	**(435)**	**(271)**	**(64)**	**(712)**	**(1,482)**
% vs. prior year	*-101.3%*	*-24.5%*	*-161.1%*	*-31.5%*	*(104.5%)*
PROFIT BEFORE TAX	**82,165**	**145,722**	**86,493**	**46,877**	**361,257**
% vs. prior year	*-56.5%*	*-23.1%*	*208.1%*	*-183.9%*	*3.1%*
% Net revenues	*6.5%*	*9.4%*	*5.6%*	*2.7%*	*6.0%*
INCOME TAX EXPENSE	**(20,471)**	**(30,804)**	**(27,320)**	**(11,516)**	**(90,111)**
% vs. prior year	*-45.8%*	*-18.7%*	*386.5%*	*198.1%*	*5.9%*
% of pre-tax income	*24.9%*	*21.1%*	*31.6%*	*24.6%*	*24.9%*
CONSOLIDATED PROFIT	**61,694**	**114,918**	**59,173**	**35,361**	**271,146**
% vs. prior year	*-59.1%*	*-24.2%*	*163.4%*	*-159.2%*	*2.2%*
RESULT ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(8,385)	**(24,578)**	**(14,614)**	**(15,290)**	**(62,867)**
% vs. prior year	*-60.2%*	*67.0%*	*-33.7%*	*-18.7%*	*(17.9%)*
GROUP PROFIT	**53,310**	**90,339**	**44,558**	**20,072**	**208,279**
% vs. prior year	*-59.0%*	*-34.0%*	*10220.2%*	*-125.6%*	*10.4%*
% Net revenues	*4.2%*	*5.9%*	*2.9%*	*1.2%*	*3.4%*
EBITDA REPORTED	**252,553**	**365,752**	**308,360**	**294,354**	**1,221,019**
% variation	*-398.5%*	*-516.5%*	*-423.0%*	*-385.2%*	*27.0%*
% Net revenues	*19.9%*	*23.7%*	*20.0%*	*17.2%*	*20.1%*


FACE SHIELD

2022 Full Year Results - 28 - GRIFOLS

2022 Full Year Results - 29 - Financial Performance | Margins | Grifols EBITDA Combined FY21 vs. FY22 62 121 67 50 61 102 50 Reported EBITDA FY21 Biopharma 13 Diagnostic Bio Supplies and others Biotest 23 961 -108 1,221 FX Biotest BNL1 Grifols One offs Other income 24 Opex 3 Reported Combined EBITDA FY22 Adjusted Combined EBITDA FY22 Access Biologicals 1,247 19.5% 20.1% 20.6% (EUR in millions) Stand-alone 21.0% 20.6% Combined Combined Note: the variations of Biopharma, Diagnostic and Bio Supplies and others refer only to Gross margin 1 Biotest Next Level (BNL) project is aimed to expand production capacity in Dreieich, Germany, and to develop three key R&D projects (IgG Next Gen, Trimodulin, Fibrinogen) COVID-19 and Zika tests Stand-alone

2022 Full Year Results - 30 - Cash Flow In thousands of euros 2022 2021 REPORTED GROUP PROFIT 208,279 188,726 DEPRECIATION AND AMORTIZATION 407,864 359,767 NET PROVISIONS 69,983 64,092 OTHER ADJUSTMENTS AND OTHER CHANGES IN WORKING CAPITAL (99,844) 180,683 CHANGES IN INVENTORIES (600,245) (157,474) CHANGES IN TRADE RECEIVABLES (73,518) (39,227) CHANGES IN TRADE PAYABLES 76,614 408 CHANGE IN OPERATING WORKING CAPITAL (597,149) (196,293) NET CASH FLOW FROM OPERATING ACTIVITIES (10,867) 596,975 BUSINESS COMBINATIONS AND INVESTMENTS IN GROUP COMPANIES (1,533,264) (519,128) CAPEX (297,790) (280,889) R&D/OTHER INTANGIBLE ASSETS (77,770) (34,198) OTHER CASH INFLOW / (OUTFLOW) (69,999) (19,934) NET CASH FLOW FROM INVESTING ACTIVITIES (1,978,823) (854,149) FREE CASH FLOW (1,989,690) (257,174) PROCEEDS FROM / (PAYMENTS) FOR EQUITY INSTRUMENTS (3,459) (125,703) ISSUE / (REPAYMENT) OF DEBT (177,372) 2,746,380 DIVIDENDS (PAID) / RECEIVED 10,125 (247,498) OTHER CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES (2,787) (75,500) NET CASH FLOW FROM FINANCING ACTIVITIES (173,493) 2,297,679 TOTAL CASH FLOW (2,163,183) 2,040,505 CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR 2,675,611 579,647 EFFECT OF EXCHANGE RATE CHANGES IN CASH AND CASH EQUIVALENTS 35,551 55,459 CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD 547,979 2,675,611

Balance Sheet

ASSETS

In thousands of euros	December 2022	December 2021
NON-CURRENT ASSETS	16,880,390	13,723,555
GOODWILL AND OTHER INTANGIBLE ASSETS	10,858,608	8,661,508
PROPERTY PLANT & EQUIPMENT	3,270,937	2,547,497
INVESTMENTS IN EQUITY ACCOUNTED INVESTEES	1,955,177	1,999,776
NON-CURRENT FINANCIAL ASSETS	620,745	362,267
OTHER NON-CURRENT ASSETS	174,923	152,507
CURRENT ASSETS	4,653,587	5,510,280
NON CURRENT CONTRACT ASSETS HELD FOR SALE	4,969	
INVENTORIES	3,201,357	2,259,354
CURRENT CONTRACT ASSETS	35,154	1,939
TRADE AND OTHER RECEIVABLES	738,651	499,708
OTHER CURRENT FINANCIAL ASSETS	43,663	2,029,707
OTHER CURRENT ASSETS	81,814	64,079
CASH AND CASH EQUIVALENTS	547,979	655,493
TOTAL ASSETS	21,533,977	19,233,835

In thousands of euros	December 2022	December 2021
EQUITY	8,457,544	7,317,098
CAPITAL	119,604	119,604
SHARE PREMIUM	910,728	910,728
RESERVES	4,326,436	4,133,388
TREASURY STOCK	(162,220)	(164,189)
CURRENT YEAR EARNINGS	208,279	188,726
OTHER COMPREHENSIVE INCOME	727,111	335,352
NON-CONTROLLING INTERESTS	2,327,606	1,793,489
NON-CURRENT LIABILITIES	11,120,586	8,442,425
NON-CURRENT FINANCIAL LIABILITIES	9,960,562	7,768,950
OTHER NON-CURRENT LIABILITIES	1,160,024	673,475
CURRENT LIABILITIES	1,955,847	3,474,312
CURRENT FINANCIAL LIABILITIES	795,686	2,438,291
OTHER CURRENT LIABILITIES	1,160,161	1,036,021
TOTAL EQUITY AND LIABILITIES	21,533,977	19,233,835

2022 Full Year Results - 31 - GRIFOLS

Investor Relations & Sustainability +34 93 571 02 21 investors@grifols.com sustainability@grifols.com inversores@grifols.com sostenibilidad@grifols.com

Auditor’s Report on Grifols, S.A. and subsidiaries (Together with the consolidated annual accounts and consolidated directors’ report of Grifols, S.A. and subsidiaries for the year ended 31 December 2022) (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.)

KPMG Auditores S.L., a limited liability Spanish company and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. Paseo de la Castellana, 259C 28046 Madrid KPMG Auditores, S.L. Torre Realia Plaça d’Europa, 41-43 08908 L’Hospitalet de Llobregat (Barcelona) Independent Auditor's Report on the Consolidated Annual Accounts Reg. Mer Madrid, T. 11.961, F. 90, Sec. 8, H. M -188.007, Inscrip. 9 N.I.F. B-78510153 (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.) To the Shareholders of Grifols, S.A. REPORT ON THE CONSOLIDATED ANNUAL ACCOUNTS Opinion __________________________________________________________________ We have audited the consolidated annual accounts of Grifols, S.A. (the “Parent”) and subsidiaries (together the “Group”), which comprise the consolidated balance sheet at 31 December 2022, and the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and consolidated notes. In our opinion, the accompanying consolidated annual accounts give a true and fair view, in all material respects, of the consolidated equity and consolidated financial position of the Group at 31 December 2022 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU) and other provisions of the financial reporting framework applicable in Spain. Basis for Opinion _________________________________________________________ We conducted our audit in accordance with prevailing legislation regulating the audit of accounts in Spain. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Annual Accounts section of our report. We are independent of the Group in accordance with the ethical requirements, including those regarding independence, that are relevant to our audit of the consolidated annual accounts pursuant to the legislation regulating the audit of accounts in Spain. We have not provided any non-audit services, nor have any situations or circumstances arisen which, under the aforementioned regulations, have affected the required independence such that this has been compromised. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

2 (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.) Key Audit Matters ________________________________________________________ Key audit matters are those matters that, in our professional judgement, were of most significance in the audit of the consolidated annual accounts of the current period. These matters were addressed in the context of our audit of the consolidated annual accounts as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Assessment of the impairment testing on goodwill of the Diagnostic cash-generating unit (CGU) See notes 4 (g) and 6 to the consolidated annual accounts Key audit matter How the matter was addressed in our audit Goodwill amounts to Euros 7,011,909 thousand at 31 December 2022, of which Euros 2,773,160 thousand is from the Diagnostic cash-generating unit (CGU). The Group calculates the recoverable amount of goodwill on a yearly basis if there are indications of impairment. We identify the assessment of the impairment testing on goodwill of the Diagnostic CGU as a key audit matter, as it required significant value judgements by the Directors to evaluate the calculation of impairment, which was carried out using the discounted cash flow method. This model includes assumptions regarding future cash flows, the perpetual growth rate and discount rate, as well as the increase in sales for the Blood Typing Solutions (BTS) and Clinical Diagnostics (Cdx) lines of business. Minor changes in these assumptions could give rise to a significant effect on the Group’s measurement of the carrying amount of goodwill. The main procedures we performed to address this key audit matter were as follows: We evaluated the design and implementation and examined the operating effectiveness of certain internal controls relating to the process of assessing the impairment of goodwill, including controls related to the determination of the fair value of the Diagnostic CGU, as well as the determination of the assumptions for projected sales of the BTS and CDx lines of business, the perpetual growth rate and the discount rate. We involved our valuation specialists for the following procedures: - Evaluation of the perpetual growth rate corresponding to the Diagnostic CGU, comparing the consistency of the estimate with market data in the public domain relating to comparable entities. - Evaluation of the discount rate, comparing it with a range of discount rates calculated independently using market data in the public domain relating to comparable entities. - Analysis of the reasonableness of the discounted cash flows valuation methodology used to calculate the recoverable amount.

3 (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.) Assessment of the impairment testing on the equity-accounted investment in Shanghai Raas See notes 4 (a) and 10 to the consolidated annual accounts Key audit matter How the matter was addressed in our audit Investments accounted for using the equity method amount to Euros 1,955,177 thousand at 31 December 2022, of which Euros 1,910,428 is the investment in Shanghai Raas, the shares of which are quoted on the Shenzhen stock exchange (China), for which objective evidence of impairment has been identified. At 31 December 2022 the Group has determined the recoverable amount of this investment based on its value in use, using the discounted cash flow method, the result of which has not determined the need to recognise any impairment of this investment. We identify the assessment of the equity-accounted investment in Shanghai Raas for impairment as a key audit matter, as it required significant value judgements by the Directors both in evaluating the existence of indications of impairment and in estimating the value in use, which was carried out using the discounted cash flow method. This method includes assumptions regarding the perpetual growth rate and discount rate. The main procedures we performed to address this key audit matter were as follows: We evaluated the design and implementation and examined the operating effectiveness of certain internal controls relating to the process of assessing the equity-accounted investment in Shanghai Raas for impairment, including controls related to the determination of the value in use of this investment, as well as the determination of the assumptions for the perpetual growth rate and the discount rate. We involved our valuation specialists for the following procedures: - Evaluation of the perpetual growth rate corresponding to the equity-accounted investment in Shanghai Raas, comparing it with market data in the public domain relating to comparable entities. We queried the recoverable amount calculated using a sensitivity analysis regarding the assumptions on the projection for sales of the BTS and CDx lines of business, the perpetual growth rate and the discount rate, comparing the results with the recognised amount. We evaluated the Group’s capacity to calculate the cash flow projections, comparing historical projections with actual results and the business plans approved by the Group’s governing bodies. We assessed whether the disclosures in the consolidated annual accounts meet the requirements of the financial reporting framework applicable to the Group.

4 (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.) Assessment of the impairment testing on the equity-accounted investment in Shanghai Raas See notes 4 (a) and 10 to the consolidated annual accounts Key audit matter How the matter was addressed in our audit Minor changes in these assumptions could have a significant effect on the value in use of the investment, and therefore, on its carrying amount at the reporting date. - Evaluation of the discount rate, comparing it with a range of discount rates calculated independently using market data in the public domain relating to comparable entities. - Analysis of the reasonableness of the discounted cash flows valuation methodology used to calculate the recoverable amount. We queried the recoverable amount calculated using a sensitivity analysis regarding the assumptions for the perpetual growth rate and the discount rate, comparing the results with the recognised amount. We evaluated the Group’s capacity to calculate the cash flow projections, comparing historical projections with actual results and the business plans approved by the Group’s governing bodies. We assessed whether the disclosures in the consolidated annual accounts meet the requirements of the financial reporting framework applicable to the Group. Other Information: Consolidated Directors’ Report __________________________ Other information solely comprises the 2022 consolidated directors' report, the preparation of which is the responsibility of the Parent's Directors and which does not form an integral part of the consolidated annual accounts. Our audit opinion on the consolidated annual accounts does not encompass the consolidated directors' report. Our responsibility regarding the information contained in the consolidated directors’ report is defined in the legislation regulating the audit of accounts, as follows: a) Determine, solely, whether the consolidated non-financial information statement and certain information included in the Annual Corporate Governance Report and the Annual Report on Directors’ Remuneration, as specified in the Spanish Audit Law, have been provided in the manner stipulated in the applicable legislation, and if not, to report on this matter.

5 (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.) b) Assess and report on the consistency of the rest of the information included in the consolidated directors’ report with the consolidated annual accounts, based on knowledge of the Group obtained during the audit of the aforementioned consolidated annual accounts. Also, assess and report on whether the content and presentation of this part of the consolidated directors’ report are in accordance with applicable legislation. If, based on the work we have performed, we conclude that there are material misstatements, we are required to report them. Based on the work carried out, as described above, we have observed that the information mentioned in section a) above has been provided in the manner stipulated in the applicable legislation, that the rest of the information contained in the consolidated directors’ report is consistent with that disclosed in the consolidated annual accounts for 2022, and that the content and presentation of the report are in accordance with applicable legislation. Directors' and Audit Committee's Responsibility for the Consolidated Annual Accounts _________________________________________________________________ The Parent's Directors are responsible for the preparation of the accompanying consolidated annual accounts in such a way that they give a true and fair view of the consolidated equity, consolidated financial position and consolidated financial performance of the Group in accordance with IFRS-EU and other provisions of the financial reporting framework applicable to the Group in Spain, and for such internal control as they determine is necessary to enable the preparation of consolidated annual accounts that are free from material misstatement, whether due to fraud or error. In preparing the consolidated annual accounts, the Parent's Directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so. The Parent's audit committee is responsible for overseeing the preparation and presentation of the consolidated annual accounts. Auditor's Responsibilities for the Audit of the Consolidated Annual Accounts Our objectives are to obtain reasonable assurance about whether the consolidated annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with prevailing legislation regulating the audit of accounts in Spain will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated annual accounts.

6 (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.) As part of an audit in accordance with prevailing legislation regulating the audit of accounts in Spain, we exercise professional judgement and maintain professional scepticism throughout the audit. We also: – Identify and assess the risks of material misstatement of the consolidated annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. – Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control. – Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Parent's Directors. – Conclude on the appropriateness of the Parent's Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern. – Evaluate the overall presentation, structure and content of the consolidated annual accounts, including the disclosures, and whether the consolidated annual accounts represent the underlying transactions and events in a manner that achieves a true and fair view. – Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated annual accounts. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion. We communicate with the audit committee of the Parent regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the Parent's audit committee with a statement that we have complied with the applicable ethical requirements, including those regarding independence, and to communicate with them all matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated to the audit committee of the Parent, we determine those that were of most significance in the audit of the consolidated annual accounts of the current period and which are therefore the key audit matters.

7 (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.) We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter. REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS European Single Electronic Format ________________________________________ We have examined the digital files of Grifols, S.A. and its subsidiaries for 2022 in European Single Electronic Format (ESEF), which comprise the XHTML file that includes the consolidated annual accounts for the aforementioned year and the XBRL files tagged by the Company, which will form part of the annual financial report. The Directors of Grifols, S.A. are responsible for the presentation of the 2022 annual financial report in accordance with the format and mark-up requirements stipulated in Commission Delegated Regulation (EU) 2019/815 of 17 December 2018 (hereinafter the “ESEF Regulation”). In this regard, they have incorporated the Annual Corporate Governance Report and the Annual Report on Directors’ Remuneration by means of a reference thereto in the consolidated directors’ report. Our responsibility consists of examining the digital files prepared by the Directors of the Parent, in accordance with prevailing legislation regulating the audit of accounts in Spain. This legislation requires that we plan and perform our audit procedures to determine whether the content of the consolidated annual accounts included in the aforementioned digital files fully corresponds to the consolidated annual accounts we have audited, and whether the consolidated annual accounts and the aforementioned files have been formatted and marked up, in all material respects, in accordance with the requirements of the ESEF Regulation. In our opinion, the digital files examined fully correspond to the audited consolidated annual accounts, and these are presented and marked up, in all material respects, in accordance with the requirements of the ESEF Regulation. Additional Report to the Audit Committee of the Parent ____________________ The opinion expressed in this report is consistent with our additional report to the Parent's audit committee dated 27 February 2023.

8 (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.) Contract Period __________________________________________________________ We were appointed as auditor of the Group by the shareholders at the ordinary general meeting on 10 June 2022 for the year ended 31 December 2022. Previously, we had been appointed for a period of three years from 31 July 1990 to 1992, by consensus of the shareholders at their general meeting, and have been auditing the annual accounts since the year ended 31 July 1990. (Signed on original in Spanish) David Hernanz Sayans On the Spanish Official Register of Auditors (“ROAC”) with No. 20236 27 February 2023 KPMG Auditores, S.L. On the Spanish Official Register of Auditors (“ROAC”) with No. S0702

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Annual Accounts 31 December 2022 and 2021 SUMMARY (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) ƒ Consolidated financial statements ƒ Consolidated Balance Sheets ƒ Consolidated Statements of Profit and Loss ƒ Consolidated Statements of Comprehensive Income ƒ Consolidated Statements of Cash Flows ƒ Statements of Changes in Consolidated Equity ƒ Notes (1) Nature, Principal Activities and Subsidiaries (2) Basis of Presentation (3) Business Combinations and Sales (4) Significant Accounting Policies (5) Segment Reporting (6) Goodwill (7) Other Intangible Assets (8) Leases (9) Property, Plant and Equipment (10) Equity-Accounted Investees (11) Financial Assets (12) Inventories (13) Contract assets (14) Trade and Other Receivables (15) Cash and Cash Equivalents (16) Equity (17) Earnings per Share (18) Non-Controlling Interests (19) Provisions (20) Financial Liabilities (21) Trade and Other Payables (22) Other Current Liabilities (23) Net Revenues (24) Personnel Expenses (25) Expenses by Nature (26) Finance Result (27) Taxation (28) Other Commitments with Third Parties and Other Contingent Liabilities (29) Financial Instruments (30) Balances and Transactions with Related Parties (31) Environmental Information (32) Other Information (33) Subsequent events

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Annual Accounts 31 December 2022 and 2021 SUMMARY (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) ƒ Appendices ƒ Appendix I Information on Group Companies, Associates and Others ƒ Appendix II Operating Segments ƒ Appendix III Changes in Other Intangible Assets ƒ Appendix IV Movement in Rights of Use ƒ Appendix V Movement in Property, Plant and Equipment

(Free translation from the original Spanish. In the event of discrepancy, the Spanish-language version prevails) Assets Reference 31/12/22 31/12/21 Goodwill Note 6 7,011,909 6,228,901 Other intangible assets Note 7 2,949,147 1,636,950 Rights of use Note 8 897,552 795,657 Property, plant and equipment Note 9 3,270,937 2,547,497 Investment in equity-accounted investees Note 10 1,955,177 1,999,776 Non-current financial assets Non-current financial assets measured at fair value 38,570 4,106 Non-current financial assets at amortized cost 582,175 358,161 Total non-current financial assets Note 11 620,745 362,267 Deferred tax assets Note 27 174,923 152,507 Total non-current assets 16,880,390 13,723,555 Inventories Note 12 3,201,357 2,259,354 Non-current assets held for sale 4,969 -- Current contract assets Note 13 35,154 1,939 Trade and other receivables Trade receivables 608,688 432,197 Other receivables 73,181 55,063 Current income tax assets 56,782 12,448 Trade and other receivables Note 14 738,651 499,708 Other current financial assets Note 11 Current financial assets measured at fair value 12,629 3,238 Current financial assets at amortized cost 31,034 2,026,469 Total current financial assets Note 11 43,663 2,029,707 Other current assets 81,814 64,079 Cash and cash equivalents Note 15 547,979 655,493 Total current assets 4,653,587 5,510,280 Total assets 21,533,977 19,233,835 The accompanying notes form an integral part of the consolidated annual accounts. Consolidated Balance Sheet at 31 December 2022 and 2021 GRIFOLS, S.A. AND SUBSIDIARIES (Expressed in thousands of Euros)

(Free translation from the original Spanish. In the event of discrepancy, the Spanish-language version prevails) Equity and liabilities Reference 31/12/22 31/12/21 Share capital 119,604 119,604 Share premium 910,728 910,728 Reserves 4,326,436 4,133,388 Treasury stock (162,220) (164,189) Profit for the year attributable to the Parent 208,279 188,726 Total equity 5,402,827 5,188,257 Cash Flow hedges (438) 3,130 Other comprehensive Income (8,084) (869) Translation differences 735,633 333,091 Other comprehensive expenses 727,111 335,352 Equity attributable to the Parent Note 16 6,129,938 5,523,609 Non-controlling interests Note 18 2,327,606 1,793,489 Total equity 8,457,544 7,317,098 Liabilities Grants 15,123 15,036 Provisions Note 19 110,063 24,122 Non-current financial liabilities Note 20 9,960,562 7,768,950 Other non-current liabilities 15 333 Deferred tax liabilities Note 27 1,034,823 633,984 Total non-current liabilities 11,120,586 8,442,425 Provisions Note 19 56,339 31,407 Current financial liabilities Note 20 795,686 2,438,291 Trade and other payables Suppliers 731,918 628,992 Other payables 114,730 151,834 Current income tax liabilities 15,687 4,516 Total trade and other payables Note 21 862,335 785,342 Other current liabilities Note 22 241,487 219,272 Total current liabilities 1,955,847 3,474,312 Total liabilities 13,076,433 11,916,737 Total equity and liabilities 21,533,977 19,233,835 (*) Restated figures The accompanying notes form an integral part of the consolidated annual accounts. at 31 December 2022 and 2021 (Expressed in thousands of Euros) GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Balance Sheet

(Free translation from the original Spanish. In the event of discrepancy, the Spanish-language version prevails) Reference 31/12/22 31/12/21 31/12/20 Continuing Operations Net revenue Note 5 and 23 6,063,967 4,933,118 5,340,038 Cost of sales (3,832,437) (2,970,522) (3,084,873) Gross Margin 2,231,530 1,962,596 2,255,165 Research and development (361,140) (354,881) (294,216) Selling, general and administration expenses (1,190,423) (1,061,508) (985,616) Operating Expenses (1,551,563) (1,416,389) (1,279,832) Other Income 22,235 16,302 -- Profit of equity accounted investees with similar activity to that of the Group Note 10 103,478 32,555 20,799 Operating Result 805,680 595,064 996,132 Finance income 33,859 11,551 8,021 Finance costs (496,524) (277,994) (249,639) Change in fair value of financial instruments 11,999 246 55,703 Impairment of financial assets at amortized cost -- -- -- Exchange differences 7,725 (11,602) 8,246 Finance result Note 26 (442,941) (277,799) (177,669) Profit/(loss) of equity accounted investees Note 10 (1,482) 33,188 60,166 Profit before income tax from continuing operations 361,257 350,453 878,629 Income tax expense Note 27 (90,111) (85,126) (169,639) Profit after income tax from continuing operations 271,146 265,327 708,990 Consolidated profit for the year 271,146 265,327 708,990 Profit attributable to the Parent 208,279 188,726 618,546 Profit attributable to non-controlling interest Note 18 62,867 76,601 90,444 Basic earnings per share (Euros) Note 17 0.31 0.28 0.90 Diluted earnings per share (Euros) Note 17 0.31 0.28 0.90 The accompanying notes form an integral part of the consolidated annual accounts. at 31 December 2022, 2021 and 2020 GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Statements of Profit and Loss (Expressed in thousands of Euros)

(Free translation from the original Spanish. In the event of discrepancy, the Spanish-language version prevails) Reference 31/12/22 31/12/21 31/12/20 Consolidated profit for the year 271,146 265,327 708,990 Items for reclassification to profit or loss 469,551 811,683 (747,221) Note 10 30,771 (95,939) 21,916 Cash flow hedges - effective portion of changes in fair value 40,052 5,306 -- Cash flow hedges - amounts taken to profit or loss (44,809) (1,133) -- Tax effect 1,189 (1,043) -- (7,215) 286 (252) Other comprehensive income for the year, after tax 489,539 719,160 (725,557) Total comprehensive income for the year 760,685 984,487 (16,567) Total comprehensive income attributable to the Parent 600,038 797,762 1,408 160,647 186,725 (17,975) The accompanying notes form an integral part of the consolidated annual accounts. Total comprehensive income attributable to non-controlling interests Equity accounted investees / Translation differences Other GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Statements of Comprehensive Income for the years ended 31 December 2022, 2021 and 2020 (Expressed in thousands of Euros) Translation differences

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
for the years ended 31 December 2022, 2021 and 2020
(Expressed in thousands of Euros)

(Free translation from the original Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Reference	31/12/22	31/12/21	31/12/20
Cash flows from operating activities				
Profit before tax		**361,257**	**350,453**	**878,629**
Adjustments for:		**780,436**	**574,493**	**409,766**
Amortization and depreciation	Note 25	407,864	359,767	321,533
Other adjustments:		372,572	214,726	88,233
(Profit) / losses on equity accounted investments	Note 10	(101,996)	(65,744)	(80,965)
Impairment of assets and net provision charges		69,982	64,091	(17,148)
(Profit) / losses on disposal of fixed assets	Notes 7, 8 and 9	(1,731)	1,196	1,067
Government grants taken to income		(16,440)	(5,608)	(1,683)
Finance cost / (income)		445,027	246,189	170,535
Other adjustments		(22,270)	(25,398)	16,427
Change in operating assets and liabilities		**(609,219)**	**(140,908)**	**106,283**
Change in inventories		(600,245)	(157,474)	164,631
Change in trade and other receivables		(80,170)	(16,806)	(35,429)
Change in current financial assets and other current assets		(9,010)	(7,075)	(20,600)
Change in current trade and other payables		80,206	40,447	(2,319)
Other cash flows used in operating activities		**(543,341)**	**(187,063)**	**(284,342)**
Interest paid	Note 20d	(350,387)	(155,120)	(155,788)
Interest received		4,054	407	3,773
Income tax paid		(196,436)	(30,595)	(131,510)
Other paid		(572)	(1,755)	(817)
Net cash from/used in operating activities		**(10,867)**	**596,975**	**1,110,336**
Cash flows from investing activities				
Payments for investments		**(2,073,480)**	**(876,678)**	**(858,387)**
Group companies, associates and business units	Notes 3 and 10	(1,533,264)	(519,128)	(468,589)
Property, plant and equipment and intangible assets		(375,560)	(315,088)	(362,560)
Property, plant and equipment	Note 7	(266,491)	(247,373)	(280,154)
Intangible assets	Note 9	(109,069)	(67,715)	(82,406)
Other financial assets		(164,656)	(42,462)	(27,238)
Proceeds from the sale of investments		**94,657**	**22,529**	**272**
Group companies, associates and business units	Notes 3 and 10	91,373	20,399	--
Property, plant and equipment		3,284	639	272
Other financial assets		--	1,491	--
Net cash used in investing activities		**(1,978,823)**	**(854,149)**	**(858,115)**
Cash flows from financing activities				
Proceeds from and payments for equity instruments		(3,459)	(125,703)	--
Payments for treasury stock		(3,459)	(125,703)	0
Proceeds from and payments for financial liability instruments		(177,372)	2,746,380	(243,373)
Issue		1,134,168	3,324,399	108,541
Redemption and repayment		(1,207,253)	(495,327)	(272,877)
Lease payments		(104,287)	(82,692)	(79,037)
Dividends and interest on other equity instruments		10,125	(247,498)	(103,075)
Dividends paid		(592)	(258,946)	(113,230)
Dividends received	Note 10	10,717	11,448	10,155
Other cash flows used in financing activities		(2,787)	(75,500)	(7,953)
Financing costs included in the amortized cost of the debt		--	(78,165)	(9,227)
Other amounts from / (used in) financing activities		(2,787)	2,665	1,274
Net cash from/(used in) financing activities		**(173,493)**	**2,297,679**	**(354,401)**
Effect of exchange rate fluctuations on cash		**35,551**	**55,459**	**(60,155)**
Net increase / (decrease) in cash and cash equivalents		**(2,127,632)**	**2,095,964**	**(162,335)**
Cash and cash equivalents at beginning of the year		**2,675,611**	**579,647**	**741,982**
Cash and cash equivalents at year end	Note 15	**547,979**	**2,675,611**	**579,647**

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Changes in Consolidated Equity
for the years ended 31 December 2022, 2021 and 2020

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

		Attributable to shareholders of the Parent						Accumulated other comprehensive income					
	Reference	Share Capital	Share Premium	Reserves	Profit attributable to Parent	Interim dividend	Treasury Stock	Translation differences	Other comprehensive income	Cash flow hedges	Equity attributable to Parent	Non-controlling interests	**Equity**
Balance at 31 December 2019		119,604	910,728	3,009,599	625,146	(136,828)	(49,584)	344,357	(903)	--	4,822,119	2,023,649	6,845,768
Translation differences		--	--	--	--	--	--	(616,886)	--	--	(616,886)	(108,419)	(725,305)
Other comprehensive income		--	--	--	--	--	--	--	(252)		(252)	--	(252)
Other comprehensive income / (expense) for the year		--	--	--	--	--	--	(616,886)	(252)	--	(617,138)	(108,419)	(725,557)
Profit/(loss) for the year		--	--	--	618,546	--	--	--	--		618,546	90,444	708,990
Total comprehensive income / (expense) for the year		--	--	--	618,546	--	--	(616,886)	(252)	--	1,408	(17,975)	(16,567)
Net change in treasury stock	Note 16 (d)	--	--	--	--	--	5,850	--	--	--	5,850	--	5,850
Acquisition / Divestment of non-controlling interests	Note 16 (c)	--	--	405,698	--	--	--	--	--	--	405,698	(405,698)	--
Other changes		--	--	(13,453)	--	--	--	--	--	--	(13,453)	11,687	(1,766)
Distribution of 2019 profit:													
Reserves		--	--	488,318	(488,318)	--	--	--	--	--	--	--	--
Dividends		--	--	(113,230)	--	--	--	--	--	--	(113,230)	--	(113,230)
Interim dividend		--	--	--	(136,828)	136,828	--	--	--	--	--	--	--
Operations with shareholders or owners		--	--	767,333	(625,146)	136,828	5,850	--	--	--	284,865	(394,011)	(109,146)
Balance at 31 December 2020		119,604	910,728	3,776,932	618,546	--	(43,734)	(272,529)	(1,155)	--	5,108,392	1,611,663	6,720,055
Translation differences		--	--	--	--	--	--	605,620	--	--	605,620	110,124	715,744
Cash flow hedges		--	--	--	--	--	--	--	--	3,130	3,130	--	3,130
Other comprehensive income		--	--	--	--	--	--	--	286	--	286	--	286
Other comprehensive income / (expense) for the year		--	--	--	--	--	--	605,620	286	3,130	609,036	110,124	719,160
Profit/(loss) for the year		--	--	--	188,726	--	--	--	--	--	188,726	76,601	265,327
Total comprehensive income / (expense) for the year		--	--	--	188,726	--	--	605,620	286	3,130	797,762	186,725	984,487
Net change in treasury stock	Note 16 (d)	--	--	--	--	--	(120,455)	--	--	--	(120,455)	--	(120,455)
Acquisition / Divestment of non-controlling interests	Note 16 (c)	--	--	(1,611)	--	--	--	--	--	--	(1,611)	1,522	(89)
Other changes		--	--	(8,036)	--	--	--	--	--	--	(8,036)	82	(7,954)
Distribution of 2020 profit:													
Reserves		--	--	618,546	(618,546)	--	--	--	--	--	--	--	--
Dividends		--	--	(252,443)	--	--	--	--	--	--	(252,443)	(6,503)	(258,946)
Interim dividend		--	--	--	--	--	--	--	--	--	--	--	--
Operations with shareholders or owners		--	--	356,456	(618,546)	--	(120,455)	--	--	--	(382,545)	(4,899)	(387,444)
Balance at 31 December 2021		119,604	910,728	4,133,388	188,726	--	(164,189)	333,091	(869)	3,130	5,523,609	1,793,489	7,317,098
Translation differences		--	--	--	--	--	--	402,542	--	--	402,542	97,780	500,322
Cash flow hedges	Note 29	--	--	--	--	--	--	--	--	(3,568)	(3,568)	--	(3,568)
Other comprehensive income		--	--	--	--	--	--	--	(7,215)	--	(7,215)	--	(7,215)
Other comprehensive income / (expense) for the year		--	--	--	--	--	--	402,542	(7,215)	(3,568)	391,759	97,780	489,539
Profit/(loss) for the year		--	--	--	208,279	--	--	--	--	--	208,279	62,867	271,146
Total comprehensive income / (expense) for the year		--	--	--	208,279	--	--	402,542	(7,215)	(3,568)	600,038	160,647	760,685
Net change in treasury stock	Note 16 (d)	--	--	--	--	--	1,969	--	--	--	1,969	--	1,969
Acquisition / Divestment of non-controlling interests		--	--	--	--	--	--	--	--	--	--	373,468	373,468
Other changes		--	--	4,322	--	--	--	--	--	--	4,322	2	4,324
Distribution of 2021 profit:													
Reserves		--	--	188,726	(188,726)	--	--	--	--	--	--	--	--
Dividends		--	--	--	--	--	--	--	--	--	--	--	--
Interim dividend		--	--	--	--	--	--	--	--	--	--	--	--
Operations with shareholders or owners		--	--	193,048	(188,726)	--	1,969	--	--	--	6,291	373,470	379,761
Balance at 31 December 2022		119,604	910,728	4,326,436	208,279	--	(162,220)	735,633	(8,084)	(438)	6,129,938	2,327,606	8,457,544

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 1 (1) Nature, Principal Activities and Subsidiaries Grifols, S.A. (hereinafter the Company) was incorporated with limited liability under Spanish law on 22 June 1987. Its registered and tax offices are in Jesús i Maria, 6, 08022, Barcelona. The Company's statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. Its principal activity involves rendering administrative, management and control services to its subsidiaries. On 17 May 2006 the Company completed its flotation on the Spanish securities market, which was conducted through the public offering of 71,000,000 ordinary shares of Euros 0.50 par value each and a share premium of Euros 3.90 per share. The total capital increase (including the share premium) amounted to Euros 312.4 million, equivalent to a price of Euros 4.40 per share. The Company’s shares were floated on the Spanish stock exchange IBEX-35 index on 2 January 2008. All of the Company’s shares are listed on the Barcelona, Madrid, Valencia and Bilbao securities markets and on the Spanish Automated Quotation System (SIBE/Continuous Market). On 2 June 2011, Class B non-voting shares (ADRs) were listed on the NASDAQ (USA) and on the Spanish Automated Quotation System (SIBE/Continuous Market). Grifols, S.A. is the Parent of the subsidiaries listed in Appendix I of this note to the consolidated annual accounts. Grifols, S.A. and subsidiaries (hereinafter the Group) act on an integrated basis and under common management and their principal activity is the procurement, manufacture, preparation and sale of therapeutic products, especially hemoderivatives. The main factory locations of the Group’s Spanish companies are in Parets del Vallés (Barcelona) and Torres de Cotilla (Murcia), while the US companies are located in Los Angeles (California), Clayton (North Carolina), Emeryville (California), and San Diego (California). (2) Basis of Presentation The consolidated annual accounts have been prepared on the basis of the accounting records of Grifols, S.A. and of the Group companies. The consolidated annual accounts for 2022 have been prepared under International Financial Reporting Standards as adopted by the European Union (IFRS-EU) which for Grifols Group purposes, are identical to the standards as issued by the International Accounting Standard Board (IFRS-IASB) to present fairly the consolidated equity and consolidated financial position of Grifols, S.A. and subsidiaries at 31 December 2022, as well as the consolidated results from their operations, consolidated cash flows and consolidated changes in equity for the year then ended. At their meeting held on 23 February 2023 the Board of Directors of Grifols, S.A. authorized for issue the 2022 consolidated annual accounts. The consolidated annual accounts are presented in thousands of Euros, which is the functional and presentation currency of the Parent. These consolidated annual accounts for 2022 show comparative figures for 2021 and voluntarily show figures for 2020 from the consolidated statement of profit and loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows and their corresponding notes thereto. For the purposes of comparing the consolidated statement of profit and loss for 2022, 2021 and 2020 and the consolidated balance sheet for 2022 and 2021, the effects of the application new standards described in note 2 must be taken into account. The Group adopted IFRS-EU for the first time on 1 January 2004 and has been preparing its annual accounts under International Financial Reporting Standards, as adopted by the European Union (IFRS-EU) as required by Spanish

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 2 capital market regulations governing the presentation of financial statements by companies whose debt or own equity instruments are listed on a regulated market. In accordance with the provision of section 357 of the Irish Companies Act 2014, the Company has irrevocably guaranteed all liabilities of an Irish subsidiary undertaking, Grifols Worldwide Operations Limited (Ireland) (see Appendix I), for the financial year ended 31 December 2022 as referred to in subsection 1(b) of that Act, for the purposes of enabling Grifols Worldwide Operations Limited to claim exemption from the requirement to file their own annual accounts in Ireland. (a) Relevant accounting estimates, assumptions and judgments used when applying accounting principles The preparation of the consolidated annual accounts in conformity with IFRS-EU requires management to make judgments, estimates and assumptions that affect the application of Group accounting policies. The following notes include a summary of the relevant accounting estimates and judgments used to apply accounting policies which have the most significant effect on the amounts recognized in the consolidated annual accounts. x Determination of the fair value of assets, liabilities and contingent liabilities in relation to business combinations. The fair value methods used by the Group are detailed in note 3 x Assumptions used to test non-current assets and goodwill for impairment. Relevant cash generating units are tested annually for impairment. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. The key assumptions used are specified in note 6. Assumptions relating to risk-adjusted future cash flows and discount rates are based on business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the future results of the Group. To the extent considered a reasonably possible change in key assumptions could result in an impairment of goodwill, a sensitivity analysis has been disclosed to show the effect of changes to these assumptions and the effect of the cash generating unit (CGU) on the recoverable amount. x Evaluation of the capitalization of development costs (see note 4(d)). The key assumption is related to the estimation of sufficient future economic benefits of the projects. x The calculation of the income tax expense requires tax legislation interpretations in the jurisdictions where Grifols operates. The decision as to whether the tax authority will accept a given uncertain tax treatment and the expected outcome of outstanding litigation requires significant estimates and judgements. Likewise, Grifols recognizes deferred tax assets, mainly from tax credits and rights to deduct to the extent that it is probable that sufficient taxable income will be available against which temporary differences can be utilized, based on management assumptions regarding amount and payments of future taxable profits (see notes 4(q) and 27). x Determination of chargebacks made to certain customers in the United States (see note 4 (p)). No changes have been made to prior year judgments relating to existing uncertainties. The Group is also exposed to interest rate and currency risks. Refer to sensitivity analysis in note 29. (b) Basis of consolidation Appendix I shows details of the percentages of direct or indirect ownership of subsidiaries by the Company at 31 December 2022, 2021 and 2020, as well as the consolidation method used in each case for preparation of the accompanying consolidated annual accounts. Subsidiaries in which the Company directly or indirectly owns the majority of equity or voting rights have been fully consolidated. Associates in which the Company owns between 20% and 50% of share capital and over which it has no control but does have significant influence, have been accounted for under the equity method.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 3 Although the Group holds 49% of the shares with voting rights of Grifols Malaysia Sdn Bhd, it controls the majority of the economic and voting rights of Grifols Malaysia Sdn Bhd through a contract with the other shareholder and a pledge on its shares. As a consequence, it has been fully consolidated. Grifols (Thailand) Ltd. has two classes of shares and it grants the majority of voting rights to the class of shares held by the Group. As a consequence, it has been fully consolidated. Changes in associates and jointly controlled entities are detailed in note 10. Changes in subsidiaries In 2022: x Albimmune, S.L. On 13 January 2022, Grifols, through its wholly owned subsidiary Grifols Innovation and New Technologies Limited, Inc., reached an agreement to acquire 51% of the shares of Albimmune, S.L. for a total amount of Euros 3,000. x VCN Biosciences, S.L. On 10 March 2022, Grifols, together with the other shareholders, reached an agreement to sell one hundred percent of the issued and outstanding shares of VCN Bioscience, S.L. for US Dollars 7,700 thousand. As a result of this divestment, the Group has recognized income of Euros 7,557 thousand in the statement of profit and loss of profit and loss. x Biomat USA, Inc. Effective 1 April 2022, Biomat USA Inc. and Talecris Plasma Resources, Inc. entered into a merger agreement, and the resulting company was Biomat USA, Inc. x Biotest AG and Grifols Biotest Holdings GmbH On 25 April 2022, and once all regulatory approvals had been obtained, Grifols completed the acquisition of 70.18% of the share capital of Biotest AG and the entire share capital of Tiancheng (Germany) Pharmaceutical Holdings AG, whose current corporate name is Grifols Biotest Holdings GmbH, for Euros 1,460,853 thousand (see note 3). x Access Biologicals Inc. On 15 June 2022, Grifols, through its wholly owned subsidiary Chiquito Acquisition Corp., reached an agreement to acquire all the shares of Access Biologicals LLC, exercising the call option for the remaining 51% for a total of US Dollars 142 million (see note 3 and 10). x Grifols México, S.A. de C.V. Effective 15 December 2022, Grifols México, S.A. de C.V. and Logística Grifols, S.A. de C.V. entered into a merger agreement, and the resulting company was Grifols México, S.A. de C.V. In 2021: x Grifols Pyrenees Research Center, SL Grifols, through its wholly-owned subsidiary Grifols Innovation and New Technologies Limited (“GIANT”), owns 80% of the company Grifols Pyrenees Research Center, SL, which was created to develop and manage a new research center specializing in immunology, which will enhance the knowledge of the human immune

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 4 system and develop new immunological therapies. The contribution made by the Group amounted to Euros 2 thousand. The remaining 20% belongs to the Government of Andorra, through its economic promotion office Andorra Desenvolupament i Inversió. x Gigagen, Inc. On 8 March 2021, Grifols, through its wholly owned subsidiary Grifols Innovation and New Technologies Limited ("GIANT"), reached an agreement to acquire all of the shares of Gigagen, Inc. for a total consideration of US Dollars 90.5 million. With the acquisition of 100% of the shareholding, Grifols obtained control over Gigagen and, therefore, it is considered a group company and started to be consolidated under the full integration method. Until that date, the previous shareholding of 43.96% was accounted for by the equity method. The difference between the fair value of the previous shareholding and the value recognized in books was Euros 34,525 thousand (US Dollars 41,758 thousand), recognizing a gain for this amount "Profit/Loss of equity accounted investees” in the statement of profit and loss (see note 3). x Prometic Plasma Resources, Inc. On 31December 2021, Grifols, through its wholly owned subsidiary Grifols Canada Therapeutics Inc., reached an agreement to acquire all of the shares of Prometic Plasma Resources Inc. for a total consideration of US Dollars 8,805 thousand (see note 3). x Grifols Escrow Issuer, S.A. On August 26, 2021, Grifols, S.A. acquired all of the shares of Grifols Escrow Issuer, S.A. for a total consideration of US Dollars 60 thousand. x Araclon Biotech, SL On October 2021 Araclon Biotech, S.L carried out a share capital increases of Euros 10 million. After the latter capital increase Grifols’ interest rises to 75.85%. x Haema Plasma Kft. On 1 February 2021, Scranton Plasma B.V. acquired 100% of the shares of Haema Plasma Kft. (see note 3 (b)). The following companies were incorporated during 2021 and were included in the consolidated Grifols Group. x Grifols Middle East&Africa, LLC x Grifols Bio North America, LLC x Biomat Holdco, LLC x Biomat Newco, Corp In 2020: x Grifols Diagnostic Solutions, Inc. On 30 March 2020, Grifols closed a share exchange agreement with Shanghai RAAS Blood Products Co. Ltd. (hereinafter SRAAS), through which Grifols delivered 90 shares of its US subsidiary Grifols Diagnostic Solutions Inc. (hereinafter GDS) (representing 45% of the economic rights and 40% of the voting rights), and in exchange received 1,766 million SRAAS shares (representing 26.2% of the share capital). Thus, Grifols became the largest shareholder of SRAAS, while maintaining operational, political and economic control of GDS (see note 10).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

- **Plasmavita Healthcare GmbH**

On 14 April 2020, Grifols made a contribution of Euros 10 million in cash that was recognized as a shareholder contribution in Plasmavita. The equity shares of 50% has remained unaffected after the contribution. However, in assessing the existence of control due to the new shareholders' agreement signed on this date, it can be concluded that Grifols has control over Plasmavita and, therefore, it is considered part of the group and it has been fully consolidated (see note 3).

- **Alkahest, Inc.**

On 2 September 2020, the Group reached an agreement with the shareholders of Alkahest Inc. ("Alkahest") to acquire 57.55% of Alkahest's shares for a total price of US Dollars 146 million, on a debt free basis (see note 3).

- **Green Cross**

On 20 July 2020, Grifols executed share purchase arrangements with the South Korean-based GC Pharma (Group) ("GC Pharma") and other investors for the purchase of a plasma fractionation facility and two purification facilities located in the city of Montreal, Canada, (the "Factories") and 11 plasma collection centers located in the United States ("the "Donation Centers"), for a total price of Euros 387,917 thousands (US Dollars 457,160 thousand), on a debt free basis. Grifols will not require supplementary financing for this transaction. On 1 October 2020, the transaction was closed (see note 3).

- **VCN Biosciences, S.L.**

On 2 December 2020, VCN Biosciences, S.L. carried out a share capital increase of Euros 5 million. Consequently, the Group interest rises from 81.34% to 86.83%.

(c) Amendments to IFRS in 2022, 2021 and 2020

In accordance with IFRS, the following should be noted in connection with the scope of application of IFRS and the preparation of these consolidated annual accounts of the Group.

Effective in 2020

Standards		Mandatory application for annual periods beginning on or after: EU effective date	IASB effective date
IAS 1 IAS 8	Definition of Material (issued on 31 October 2018)	1 January 2020	1 January 2020
Various	Amendments to Reference to the Conceptual Framework in IFRS Standards (issued on 29 March 2018)	1 January 2020	1 January 2020
IFRS 3	Amendment to IFRS 3 Business Combination (issued on 22 October 2018)	1 January 2020	1 January 2020
IFRS 9 IAS 39 IFRS 7	Interest rate Benchmark Reform (issued on 26 September 2019)	1 January 2020	1 January 2020
IFRS 16	Covid 19 - Related Rent concessions (issued on 28 May 2020)	1 June 2020	1 June 2020

5

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 6 Effective in 2021 Standards EU effective date IASB effective date IFRS 4 Amendments to IFRS 4 Insurance Contracts – deferral of IFRS 9 (issued on 25 June 2020) 1 January 2021 1 January 2021 Various Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform – Phase 2 (issued on 27 August 2020) 1 January 2021 1 January 2021 IFRS 16 Amendment to IFRS 16 Leases Covid 19-Related Rent Concessions beyond 30 June 2021 (issued on 31 March 2021) 1 April 2021 1 April 2021 Mandatory application for annual periods beginning on or after: Effective in 2022 The following standards published by the IASB and the IFRS Interpretations Committee and adopted by the European Union for application in Europe came into force in 2022 and, therefore, have been taken into account in the preparation of these consolidated annual accounts: Standards EU effective date IASB effective date Various Amendments issued 14 May 2020 to: - IFRS 3 Business Combinations: references to the Conceptual Framework; - IAS 16 Property, Plant and Equipment: Proceeds before Intended Use; - IAS 37 Provisions, Contingent Liabilities and Contingent Assets: Onerous Contracts — Cost of Fulfilling a Contract ; and - Annual Improvements to IFRSs 2018-2020: IFRS 1, IFRS 9, IFRS 16 and IAS 41. 1 January 2022 1 January 2022 Mandatory application for annual periods beginning on or after: The application of these standards and interpretations has had no significant impact on these consolidated annual accounts. Standards issued but not effective in 2022 At the date these consolidated annual accounts were authorized for issue, the following IFRS and amendments have been published by the European Union but their application is not mandatory until the future periods indicated below:

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 7 Standards EU effective date IASB effective date IAS 1 Amendments to IAS 1 Presentation of Financial Statements: - Classification of Liabilities as Current or Non-current Date (issued on 23 January 2020); - Classification of Liabilities as Current or Non-current - Deferral of Effective Date (issued on 15 July 2020); and - Non-current Liabilities with Covenants (issued on 31 October 2022) pending 1 January 2024 IFRS 16 Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback (issued on 22 September 2022) pending 1 January 2024 IFRS 17 Insurance Contracts (issued on 18 May 2017); including Amendments to IFRS 17 (issued on 25 June 2020) 1 January 2023 1 January 2023 IAS 8 Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estitmates (issued on 12 February 2021) 1 January 2023 1 January 2023 IAS 1 Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (issued on 12 February 2021) 1 January 2023 1 January 2023 IAS 12 Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (issued on 7 May 2021) 1 January 2023 1 January 2023 IFRS 17 Amendments to IFRS 17 Isurance contracts: Initial Application of IFRS 17 and IFRS 9 - Comparative Information (issued on 9 December 2021) 1 January 2023 1 January 2023 Mandatory application for annual periods beginning on or after: The Group has not applied any of these standards or interpretations in advance of their effective date. The application of these standards and interpretations has had no significant impact on these consolidated financial statements. (3) Business Combinations and Divestments 2022 a) Prometic Plasma Resources, Inc. On 31 December 2021, Grifols, through its wholly owned subsidiary Grifols Canada Therapeutics, Inc., acquired all the shares of Prometic Plasma Resources Inc. for a total of Canadian Dollars 11,127 thousand (Euros 7,757 thousand). Aggregate details of the cost of the business combination, the provisional fair value of the net assets acquired and the goodwill at the acquisition date are shown below: Reference Thousands of Euros Thousands of Canadian Dollars Cost of the business combination Consideration paid 7,757 11,127 Total consideration paid 7,757 11,127 Fair value of net assets acquired 4,933 7,075 Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) Note 6 2,824 4,052

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 8 The amounts determined at the acquisition date of the assets, liabilities and contingent liabilities acquired are as follows: Thousands of Euros Thousands of Canadian Dollars Other Intangible Assets 551 791 Rights of Use 238 341 Property, plant and equipment 36 51 Inventories 71 102 Trade and other reeceivables 4,603 6,602 Other current assets 9 13 Cash and cash equivalents 32 46 Total Assets 5,540 7,946 Non-current financial liabilities (32) (46) Current financial liabilities (264) (379) Trade and other payables (311) (446) Total Liabilities (607) (871) Total net assets acquired 4,933 7,075 Fair Value The resulting goodwill has been allocated to the Biopharma segment and includes the donor database, licenses and workforce. b) Haema Plasma Kft. On 1 February 2021, Scranton Plasma B.V. acquired 100% of the shares of Haema Plasma Kft. Scranton is a shareholder of Grifols. On 1 February 2021 the Group signed a call option on the shares of Haema Plasma kft, exercisable by the Group only 12 months after signing and with an expiry of 48 months from the date on which the option becomes exercisable. The option price was set at thirteen times EBITDA minus net debt. The Group has potential voting rights arising from the option to purchase the shareholding and these are substantive, based on: • A call option for Grifols which gives it the irrevocable and exclusive right (not an obligation) to acquire the Haema Plasma Kft shareholding at any time after 1 February 2022. • Grifols is committed to providing support services in the business of collecting, processing and distributing plasma from the donation centres. There is also a Plasma Supply Agreement whereby the plasma produced by these entities will be used almost entirely to cover Grifols' needs. There is no sales exclusivity. • There are no shareholder agreements that provide for relevant decisions to be approved in a manner other than by majority vote. The above are indicators of the power that Grifols acquires over this entity, considering that the call option is likely to be exercised and Grifols will have the financial capacity to carry it out. Consequently, at the time the option becomes exercisable, the option empowers Grifols, even though it has not yet been exercised, and Haema Plasma Kft. is therefore included in Grifols' consolidated financial statements from 2022.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 9 Aggregate details of the cost of the business combination, the provisional fair value of the net assets acquired and the provisional goodwill at the acquisition date are shown below: Reference Thousands of Euros Thousands of Hungarian Forint Call option price 16,948 6,228,796 Total consideration 16,948 6,228,796 Fair value of net assets acquired 2,209 812,371 Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) Note 6 14,739 5,416,425 The provisional amounts determined at the date of consolidation of the assets, liabilities and contingent liabilities acquired are as follows: Thousands of Euros Thousands of Hungarian Forint Other Intangible assets 37 13,620 Rights of Use 3,421 1,257,286 Property, plant and equipment 1,301 478,222 Other non-current assets 302 110,810 Deferred tax assets 13 4,742 Inventories 2,784 1,022,926 Trade and other receivables 357 131,821 Other current assets 252 92,769 Cash and cash equivalents 3,343 1,228,356 Total Assets 11,810 4,340,552 Provisions (169) (61,946) Non-current financial liabilities (2,517) (925,074) Current financial liabilities (4,281) (1,573,216) Trade and other payables (2,100) (771,861) Other current liabilities (534) (196,084) Total Liabilities and contingent liabilities (9,601) (3,528,181) Total net assets acquired 2,209 812,371 Fair Value The resulting goodwill has been allocated to the Biopharma segment and includes the donor database, licences and workforce. c) VCN Biosciences, S.L. On 10 March 2022, Grifols, together with the other shareholders, reached an agreement to sell one hundred percent of the issued and outstanding shares of VCN Bioscience, S.L. for US Dollars 7,700 thousand.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 10 As a result of this divestment, the Group has recognized an income of Euros 7,557 thousand under “other income” in the statement of profit and loss of profit and loss. VCN’s net assets were derecognised from the consolidated group as of the indicated date. d) Biotest AG On 25 April 2022, and once all regulatory approvals were obtained, Grifols completed the acquisition of 70.18% of the share capital of Biotest AG for Euros 1,460,853 thousand. The transaction was structured as follows: x Grifols acquired the entire share capital of Tiancheng (Germany) Pharmaceutical Holdings AG for Euros 1,090,518 thousand. This amount included a loan from Tiancheng (Germany) Pharmaceutical Holdings AG, whose current corporate name is Grifols Biotest Holdings GmbH, to Biotest AG of Euros 317,876 thousand. The Biotest shares were valued at Euros 43.00 per ordinary share (17,783,776 shares) and Euros 37.00 per preference share (214,581 shares). x At the same time as the transaction, Grifols closed the voluntary takeover bid to all shareholders, which involved the payment of 370,335 thousand of euros for 1,435,657 ordinary shares at 43.00 euros per share and 8,340,577 preference shares at 37.00 euros per share. The investment in Biotest will significantly strengthen Grifols' capabilities, including its scientific and technical capabilities, helping to strengthen the availability of plasma medicines, its commercial presence and its R&D pipeline. With the opening of 2 new centres, Biotest now has 28 plasma donation centres in Europe. Aggregate details of the cost of the business combination, the provisional fair value of the net assets acquired and the provisional goodwill at the acquisition date are shown below: Reference Thousands of Euros Cost of the business combination Consideration paid 1,460,853 Total consideration paid 1,460,853 Fair value of net assets acquired 1,157,229 Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) Note 6 303,624 The resulting goodwill has been allocated to the Biopharma segment

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 11 The provisional amounts determined at the date of consolidation of the assets, liabilities and contingent liabilities acquired are as follows: Fair Value Thousand of Euros Other Intangible Assets 1,172,582 Rights of Use 25,256 Property, plant and equipment 545,667 Other non-current assets 13,969 Deferred Tax Assets 9,109 Inventories 259,316 Contract Assets 35,319 Trade and other receivables 88,249 Other current assets 25,644 Cash and cash equivalents 94,662 Total assets 2,269,773 Non-controlling interests (356,386) Non-current provisions (120,298) Non-current financial liabilities (182,761) Other non-current liabilities (9) Deferred tax liabilities (347,192) Current Provisions (18,239) Current financial liabilities (35,052) Trade and other payables (40,489) Other current liabilities (12,118) Total Liabilities and contingent liabilities (1,112,544) Total net assets acquired 1,157,229 As part of the purchase price allocation, the company has determined that identifiable intangible assets are the research and development projects in progress, the current product portfolio as well as certain distribution agreements. The fair value of intangible assets has been estimated using an income approach and the projected cash flows have been discounted using rates between 8.6% and 11%. The cash flows have been based on estimates used to establish the transaction price and the discount rates applied have been compared with reference to the implied rate of return of the transaction model and the weighted average cost of capital. The fair value of research and development projects in progress involving plasma therapies (Fibrinogen, IgM and IgG) has been estimated in accordance with an income approach based on the Multiple-Period Excess Earnings Method for the application of which the results of such projects have been adjusted for the probability of success according to the clinical phase of the project at the date of the transaction. The current product portfolio comprises regulatory approvals, trademarks, patient relationships and physician relationships related to products currently marketed by Biotest. The distribution agreements identified as intangible assets relate to the distribution of certain products in different geographic regions. In both cases, the fair value has been determined using the Multiple-Period Excess Earnings Method. Research and development projects in progress, the current product portfolio and distribution agreements are amortized on a straight-line basis over an average period of 20, 30 and 7.5 years, respectively.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 12 If the acquisition had taken place as of January 1, 2022, the revenue would have changed by Euros 154,846 thousand and the group result by Euros (15,434) thousand. The Group has recognized under operating expenses in the consolidated statement of profit and loss an amount of Euros 23,600 thousand of transaction costs. e) Access Biologicals Inc. On 15 June 2022, Grifols, through its wholly owned subsidiary Chiquito Acquisition Corp., reached an agreement to acquire all the shares of Access Biologicals LLC, exercising the call option for the remaining 51% for a total of US Dollars 142 million. With the acquisition of 100% of the stake, Grifols obtains control over Access Biologicals LLC and is therefore considered a group company and consolidated under the full consolidation method. The difference between the fair value of the previous shareholding and the recognised carrying amount is Euros 72,984 thousand (US Dollars 77,209 thousand), and a gain of this amount is recognised under " Profit/(loss) of equity accounted investees " in the statement of profit and loss of profit or loss (see note 10). Access Biologicals' core business is the collection and manufacture of an extensive portfolio of biological products. Combined with a closed materials sourcing process, it provides support services for different markets such as in-vitro diagnostics, biopharmaceuticals, cell culture and diagnostic research and development. Aggregate details of the cost of the business combination, the provisional fair value of the net assets acquired and the provisional goodwill at the acquisition date are shown below: Reference Thousands of Euros Thousands of US Dollars Cost of the business combination First share purchase 48,218 51,010 Second share purchase (present value) 134,742 142,544 Total consideration paid 182,960 193,554 Gain on the previously held investment 72,984 77,209 Accumulated gain for equity method before acquisition date 8,256 8,735 Step-up of the previously held investment 81,240 85,944 Fair value of net assets acquired (83,366) (88,193) Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) Note 6 180,834 191,305 The provisional amounts determined at the date of consolidation of the assets, liabilities and contingent liabilities acquired are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 13 Thousands of Euros Thousands of US Dollars Other Intangible Assets 82,080 86,832 Property, plant and equipment 2,589 2,739 Other non-current assets 75 79 Inventories 16,836 17,811 Trade and other receivables 7,522 7,958 Other current assets 1,529 1,618 Cash and cash equivalents 2,987 3,160 Total Assets 113,618 120,197 Trade and other payables (7,249) (7,669) Deferred tax liabilities (22,981) (24,312) Other non-current liabilities (22) (23) Total Liabilities and contingent liabilities (30,252) (32,004) Total net assets acquired 83,366 88,193 Fair Value The resulting provisional goodwill has been allocated to the Bio-Supplies segment. As part of the purchase price allocation, the Company has determined that identifiable intangible assets are customer relationships. Customer relationships have been valued using the Multiple-Period Excess Earnings Method, for the application of which a discount rate of 8.1% has been considered and a decline rate resulting in an average useful life of 14 years. The cash flows have been based on estimates used to establish the transaction price and the discount rate applied has been compared with reference to the implied rate of return of the transaction model and the weighted average cost of capital. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill. The factors contributing to its recognition have been the acquired workforce as well as the expected benefits from the combination of the Group's activities. If the acquisition had taken place as of January 1, 2022, the revenue would have changed by Euros 4,402 thousand and the group result by Euros 1,819 thousand. The Group has recognized under operating expenses in the consolidated statement of profit and loss an amount of Euros 486 thousand of transaction costs. f) Goetech, LLC In July 2022, Grifols closed an agreement to sell in cash substantially all of the assets of its subsidiary Goetech LLC, whose trade name is MedKeeper, for a US Dollars 91,635 thousand Enterprise Value (Euros 90,002 thousand). MedKeeper develops and markets innovative mobile and cloud-based IT applications aimed at helping hospital pharmacies boost productivity, process safety and compliance. As a consequence of this divestment, the Group has recognized an income of Euros 23,106 thousand in the profit and loss account. Goetech’s net assets were derecognized from the consolidated group as of the indicated date.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

2021

- **Gigagen, Inc.**

On 8 March 2021, Grifols, through its wholly owned subsidiary Grifols Innovation and New Technologies Limited ("GIANT"), reached an agreement to acquire all of the shares of Gigagen, Inc. for a total consideration of US Dollars 90.5 million.

GigaGen is a U.S. biotechnology company specializing in the discovery and early development of recombinant biotherapeutic drugs. GigaGen's research focuses on the discovery of new biological treatments based on antibodies derived from millions of donor-derived immune system cells.

With the acquisition of 100% of the shareholding, Grifols obtained control over Gigagen and, therefore, it was considered a group company and is consolidated under the full consolidation method. Until that date, the previous shareholding of 43.96% was accounted for using the equity method. The difference between the fair value of the previous shareholding and the value recognized in books was Euros 34,525 thousand (US Dollars 41,758 thousand), recognizing a profit for this amount under "Profit/(loss) of equity accounted investees " in the statement of profit and loss.

From the total amount agreed, as of 31 December 2021, an amount of Euros 38,201 thousand was paid in cash and Euros 36,591 thousand were payable. This amount was presented under "Current financial liabilities" in the balance sheet and it was paid in March 2022.

The Group recognized an amount of Euros 404 thousand of transaction costs under operating expenses in the consolidated statement of profit and loss.

Aggregate details of the cost of the business combination, the fair value of the net assets acquired and the goodwill at the acquisition date are shown below:

	Reference	Thousands of Euros	Thousands of US Dollars
Consideration paid			
First share purchase		38,201	46,203
Second share purchase (present value)		35,227	42,608
Total consideration paid		73,428	88,811
Fair value of the previous investment in the company		50,792	61,434
Fair value of net assets acquired		18,760	22,691
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	Note 6	105,460	127,554

14

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 15 The amounts determined at the acquisition date of the assets, liabilities and contingent liabilities acquired are as follows: Fair value Reference Thousands of Euros Thousands of US Dollars Development costs in progress Note 7 24,027 29,061 Property, plant and equipment Note 7 1,168 1,413 Non-current financial assets 151 183 Trade and other receivables 56 68 Other current assets 2,368 2,864 Cash and cash equivalents 12,389 14,985 Total assets 40,159 48,574 Non-current liabilities (17,792) (21,520) Current liabilities (3,607) (4,363) Total liabilities and contingent liabilities (21,399) (25,883) Total net assets identified 18,760 22,691 The fair value of the R&D projects in progress was estimated based on market approach of comparable transactions. The resulting goodwill was allocated to the others segment and includes the specialized R&D workforce and the portfolio of future early stage products. The acquired business generated consolidated results for the Group during the period from the acquisition date to year-end in the amount of Euros 4,350 thousand. If the acquisition had occurred as of 1 January 2021, the Group's net revenues and results would not have changed significantly. x BPL Plasma, Inc. On 28 February 2021, Biomat USA, Inc. the Group's American subsidiary, acquired 25 plasma donation centers in the United States from BPL Plasma, Inc. a subsidiary of Bio Products Laboratory Holdings Limited, for US Dollars 385 million. The transaction received the necessary regulatory approvals and was financed with its own resources, without issuing debt. Grifols will obtain approximately one million liters of plasma per year from these centers. The Group recognized transaction costs of Euros 2,764 thousand in operating expenses in the consolidated statement of profit and loss of profit and loss.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 16 Aggregate details of the cost of the business combination, the definitive fair value of the net assets acquired and the definitive goodwill at the acquisition date are shown below: Reference Thousands of Euros Thousands of US Dollars Consideration paid First payment made 9,921 12,000 Cash paid at the transaction closing date 308,016 372,548 Total consideration paid 317,937 384,548 Fair value of net assets acquired 15,039 18,190 Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) Note 6 302,898 366,358 The amounts determined at the acquisition date of the assets, liabilities and contingent liabilities acquired are as follows: Reference Thousands of Euros Thousands of US Dollars Property, plant and equipment Note 9 14,406 17,424 Non-current financial assets 85 103 Inventories 557 674 Total assets 15,048 18,201 Current liabilities (9) (11) Total liabilities and contingent liabilities (9) (11) Total net assets identified 15,039 18,190 Fair value The resulting goodwill was allocated to the Biopharma segment and included the donor database, licenses and workforce. x Acquisition of plasma centers from Kedplasma, LLC. On 31 March 2021, Biomat USA, Inc., the Group's American subsidiary, acquired 7 plasma donation centers in the United States from the company Kedplasma, LLC for US Dollars 55.2 million. All the centers acquired are licensed by the U.S. Food and Drug Administration (FDA) and the European authorities. Grifols will have immediate access to the plasma obtained at these centers, which obtain approximately 240,000 liters of plasma per year. The transaction received the necessary regulatory approvals and was financed with equity without issuing debt. The Group recognized transaction costs of Euros 625 thousand in operating expenses in the consolidated statement of profit and loss of profit and loss.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Aggregate details of the cost of the business combination, the definitive fair value of the net assets acquired and the definitive goodwill at the acquisition date are shown below:

	Reference	Thousands of Euros	Thousands of US Dollars
Consideration paid			
Cash paid		45,638	55,200
Total consideration paid		45,638	55,200
Fair value of net assets acquired		2,692	3,256
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	Note 6	42,946	51,944

The amounts determined at the acquisition date of the assets, liabilities and contingent liabilities acquired are as follows:

	Reference	Fair value	
		Thousands of Euros	Thousands of US Dollars
Property, plant and equipment	Note 9	2,448	2,961
Inventories		244	295
Total assets		2,692	3,256
Total net assets identified		2,692	3,256

The resulting goodwill was allocated to the Biopharma segment and included the donor database, licenses and workforce.

- **Prometic Plasma Resources, Inc.**

On 31 December 2021, Grifols, through its wholly owned subsidiary Grifols Canada Therapeutics Inc., acquired all of the shares of Prometic Plasma Resources Inc. for a total consideration of US Dollars 8,805 thousand (see note 2).

The purchase price has been assigned provisionally to Goodwill in the consolidated balance sheet, considering that the initial accounting has not been completed at the end of the reporting period.

2020

(a) Plasmavita

In November 2017, Grifols established Plasmavita Healthcare GmbH (hereinafter Plasmavita), a joint venture between Grifols (50%) and two other partners (50%) for the construction and operation of 10 plasma donor centers in Germany.

On 14 April 2020, Grifols made a contribution of Euros 10 million in cash that was recognized as a shareholder contribution in Plasmavita. The equity share of 50% has remained unchanged after the contribution. However, in assessing the existence of control due to new shareholder agreement signed on this date, the following was concluded:

17

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 18 - Grifols has a casting vote for any decision, determination and approval, with respect to the annual budget of Plasmavita and the distribution of dividends. Grifols has the power to make key business decisions. - Grifols is involved in the decision-making related to exposure or rights to variable returns from the investee. - Grifols has the casting vote to distribute dividends. Considering the above, it was concluded that Grifols has control over Plasmavita and, therefore, it is considered part of the group and it has been fully consolidated. Details of the aggregate business combination cost, the fair value of the net assets acquired and the goodwill at the acquisition date are provided below: Reference Thousands of Euros Consideration paid Cash paid 10,000 Total consideration paid 10,000 Fair value of the previous investment in the business 10,674 Fair value of net assets acquired 21,374 Non-controlling interests (10,687) Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) Note 6 9,987 The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities acquired are as follows: Fair Value Reference Thousands of Euros Intangible assets Note 7 177 Rights of use Note 8 7,856 Property, plant and equipment Note 9 6,506 Investment in group companies 9,548 Non-current financial assets 5,017 Inventories 1,114 Trade and other receivables 811 Other current assets 333 Cash and cash equivalents 359 Total assets 31,721 Deferred tax liabilities (1,364) Other non-current liabilites (7,575) Current liabilities (1,408) Total liabilities and contingent liabilities (10,347) Total net assets acquired 21,374 The resulting goodwill was allocated to the Biopharma segment, and it included the donor data base, licenses and workforce. If the acquisition had taken place on 1 January 2020, the net amount of the Group´s revenue and profit would not have differed significantly. The revenue and consolidated profit generated by Plasmavita between the acquisition date and 31 December 2020 are not significant for the Group.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 19 The difference between the fair value of the previous investment and the book value amounted to Euros 5,357 thousand and has been recognized as income under “Profit/(loss) of equity accounted investees with similar activity to that of the Group” in the consolidated statement of profit and loss. The minority interest’s share of the contribution made amounts to Euros 5 million and has been recognized as a loss under the same line item. (b) Alkahest, Inc. On 2 September 2020, Grifols signed an agreement to acquire all the shares of Alkahest Inc. ("Alkahest") for a total amount of Euros 123,425 thousand (US Dollars 146,000 thousand), which was subject to approval by regulatory authorities. As part of the agreement, the Group had: x Grifols has a casting vote for any decision, determination and approval, with respect to the annual budget of Alkahest and the distribution of dividends. Grifols has the power to decide on key business decisions. x Grifols is involved in the decision-making related to exposure or rights to variable returns from the investee. Considering the above, it was concluded that Grifols has control over Alkahest and, therefore, it is considered part of the group and it has been fully consolidated. Until that date, the previous 42.45% stake in Alkahest was recorded using the equity method. The difference between the fair value of the previous investment and the book value amounted to Euros 86,743 thousand (US Dollars 102,552 thousand) and has been recognized as income under “Profit/(loss) of equity accounted investees” in the consolidated statement of profit and loss. On 15 October 2020, and as a result of the aforementioned share purchase agreement, Grifols proceeded to acquire 57.55% of the capital of Alkahest. After the transaction, the Group owns 100% of the company's share capital. Given that Grifols already had control of Alkahest, the transaction has been recorded as an agreement with the non-controlling interest, which has meant the recognition of a liability at amortized cost of Euros 121,149 thousand (US Dollars 143,706 thousand) and a decrease in "Non-controlling interests” in the amount of Euros 121,486 thousand (US Dollars 143,307 thousand), net of recorded losses and “Other reserves ”in the amount of Euros 337 thousand (US Dollars 399 thousand). At 31 December 2020, the amount payable totaled Euros 100,492 thousand and was presented under the line item “Current financial liabilities”. This amount was settled on 1 February 2021 (see note 20). Details of the aggregate business combination cost, the fair value of the net assets acquired and the goodwill at the acquisition date are provided below: Thousands of Euros Thousands of US Dollars Cost of the business combination First repurchase of non-controlling interests 18,797 22,235 Second repurchase of non-controlling interests (present value) 104,628 123,765 Total business combination cost 123,425 146,000 Fair value of the previous investment in the business 91,023 107,671 Fair value of net assets acquired 140,076 165,696 Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) 74,372 87,975

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 20 The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities acquired are as follows: Thousands of Euros Thousands of US Dollars Other Intangible Assets 265,617 314,198 Property, plant and equipement 4,970 5,879 Other non-current assets 178 210 Trade and other receivables 2,552 3,019 Other current assets 1,609 1,904 Cash and cash equivalents 7,563 8,946 Total assets 282,489 334,156 Non-current financial liabilities (42,269) (50,000) Deferred tax liabilities (74,372) (87,975) Other non-current liabilities (19,644) (23,237) Trade and other payables (1,863) (2,204) Other current liabilities (4,265) (5,044) Total Liabilities (142,413) (168,460) Fair value of net assets acquired 140,076 165,696 Fair Value The resulting goodwill was allocated to the Others segment and it mainly includes the workforce. The fair value of research and clinical development projects in progress that include products for neurodegenerative disorders, neuromuscular and ophthalmologic diseases have been estimated according to an income approach based on risk-adjusted discounted free cash flows. Had the acquisition taken place on 1 January 2020, the net amount of the Group´s revenue would not have changed significantly, and the net profit would have decreased by Euros 30,045 thousand. The profit of Alkahest between the acquisition date and 31 December 2020 amounted to Euros (12,317) thousand. The amount of net revenue has not changed significantly. (c) Green Cross On 20 July 2020, Grifols signed share purchase arrangements with the South Korean based GC Pharma Group and other investors for the acquisition of a plasma fractionation facility and two purification facilities located in the city of Montreal, Canada, and 11 plasma collection centers located in the United States, for a total consideration of Euros 387,917 thousand (US Dollars 457,160 thousand), on a debt free basis. On 1 October 2020, the transaction was closed. The consideration was paid with Grifols' own cash resources, and at the close of the Transaction certain equity, working capital and cash targets were guaranteed. The factories are currently in the process of obtaining the required licenses and regulatory approvals from the competent health authorities for the manufacturing of plasma-derived products. When licensed and approved, Grifols will become the only commercial manufacturer of plasma products in Canada, with a fractionation capacity of 1.5 M liters. Grifols plans to be ready to manufacture IVIG and Albumin at the factories to be able to supply the Canadian market starting in 2023.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 21 The collection centers achieved a collection volume of 350,000 liters of plasma in 2019. Upon the execution of the Transaction, and by means of a plasma supply agreement, the Group has also committed to supplying certain output of plasma arising out of the collection centers to GC Pharma for a 24- month period. Details of the aggregate business combination cost, the fair value of the net assets acquired and the goodwill at the acquisition date are provided below: Thousands of Euros Thousands of US Dollars Consideration paid Cash paid 387,917 457,160 Total consideration paid 387,917 457,160 Fair value of net assets acquired 194,227 228,897 Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) 193,690 228,263 The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities are as follows: Thousands of Euros Thousands of US Dollars Other Intangible Assets 2,877 3,390 Rights of Use 11,642 13,720 Property, plant and equipement 158,148 186,377 Deferred tax assets 33,081 38,986 Other non current assets 122 144 Inventories 2,999 3,534 Trade and other receivables 3,484 4,106 Other current assets 943 1,111 Cash and cash equivalents 6,053 7,133 Total assets 219,349 258,501 Non-current financial liabilities (13,150) (15,497) Current financial liabilities (797) (939) Trade and other payables (11,175) (13,168) Total Liabilities (25,122) (29,604) Fair value of net assets acquired 194,227 228,897 Fair Value The resulting goodwill was allocated to the Bioscience segment, and it includes the donor data base, current licenses and future authorizations and workforce Had the acquisition taken place on 1 January 2020, the net amount of the Group´s revenue would have increased by Euros 31,197 thousand and the net profit would have decreased by Euros 32,423 thousand. The revenue and

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 22 profit of Green Cross between the acquisition date and 31 December 2020 amounted to Euros 4,625 thousand and Euros (5,023) thousand respectively. (4) Significant Accounting Policies (a) Consolidation Dependents Subsidiaries are considered to be those over which the Group exercises control. A subsidiary is controlled when, due to its involvement in it, it is exposed, or has the right, to variable returns and has the capacity to influence such returns through the power it exercises over it. The income, expenses and cash flows of subsidiaries are included in the consolidated financial statements from the date of acquisition, which is the date on which the Group effectively obtains control of the subsidiaries. Subsidiaries are excluded from consolidation from the date on which control is lost. Transactions and balances with Group companies and unrealized gains or losses have been eliminated in consolidation. The accounting policies of the subsidiaries have been adapted to the Group's accounting policies for transactions and other events that, being similar, have occurred in similar circumstances. The financial statements of the subsidiaries used in the consolidation process are as of the same reporting date and for the same period as those of the Parent Company. Appendix I includes information on the subsidiaries included in the Group's consolidation. Business combinations The acquisition method is used to account for the acquisition of subsidiaries in a business combination. The acquisition date is the date on which the Group obtains control of the acquired business. The acquisition cost of a subsidiary is determined at the acquisition date and comprises (i) the fair values of assets delivered, (ii) liabilities incurred or assumed, (iii) equity instruments issued, (iv) the fair value of any asset or liability resulting from a contingent consideration arrangement and (v) the fair value of any previous interest in the subsidiary. Any disbursement that is not part of the exchange for the acquired business is excluded. Acquisition-related costs are expensed as incurred. The Group recognizes identifiable assets acquired and liabilities and contingent liabilities assumed at fair value at the acquisition date. Assets held for sale, liabilities for employee compensation, transactions with payments based on equity instruments, deferred tax assets and liabilities and right-of-use assets and liabilities and lease liabilities are excluded from the application of this criterion. The excess of the consideration transferred, the amount of any non-controlling interest in the acquired subsidiary and the acquisition-date fair value of any previous interest in the acquired subsidiary over the fair value of the identifiable net assets is recorded as goodwill. If these amounts are less than the fair value of the identifiable net assets of the acquired subsidiary, the difference is recognized in profit or loss as a bargain purchase. When settlement of any part of the cash consideration is deferred, amounts payable in the future are discounted to their present value at the date of exchange. Contingent consideration is classified as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured at fair value with changes in fair value recognized in profit or loss. When the business combination could only be determined on a provisional basis, the identifiable net assets are initially recorded at their provisional values, recognizing the adjustments made during the measurement period as if they had been

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 23 known at the acquisition date, restating comparative figures for the previous year, if applicable. The adjustments to the provisional values only incorporate information relating to facts and circumstances that existed at the acquisition date and which, had they been known, would have affected the amounts recognized at that date. The measurement period should not exceed twelve months from the date of acquisition. If the business combination is carried out in stages, the acquisition-date carrying amount of the previously held equity interest of the acquiree is remeasured at its acquisition-date fair value, with any resulting gain or loss recognized in profit or loss. Non-controlling interests Non-controlling interests in subsidiaries are recorded at the acquisition date at their percentage of interest in the fair value of the identifiable net assets, without considering potential voting rights. In addition, the profit or loss for the year and each component of other comprehensive income allocated to the non-controlling interest is allocated in proportion to its percentage of ownership. Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit and loss, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated balance sheet, respectively. The increase and reduction of non-controlling interests in a subsidiary while maintaining control is recognized as an equity transaction in reserves. Associated Associated entities are those over which the Group exercises significant influence, understood as the capacity to intervene in financial and operating decisions, without the existence of control or joint control. Investments in associates are initially recognized at acquisition cost, including costs directly attributable to the acquisition and any active or passive contingent consideration that depends on future events or the fulfillment of certain conditions. Subsequently, investments in associates are accounted for by the equity method from the date on which significant influence is exercised until the date on which the Company can no longer justify the existence of significant influence. The excess between the cost of the investment and the Group's share of the fair values of the identifiable net assets is recorded as goodwill, which is included in the carrying amount of the investment. The shortfall, once the amounts of the cost of the investment and the identification and valuation of the net assets of the associate have been evaluated, is recorded as income in the determination of the investor's share in the results of the associate for the year in which it was acquired. The accounting policies of the associated companies have been subject to time and valuation homogenization in the same terms as those referred to in the subsidiaries. The Group's share in the profits or losses of associates obtained from the date of acquisition is recorded as an increase or decrease in the value of the investments with a credit or debit to " Profit/(loss) of equity accounted investees ". Likewise, the Group's share in the other comprehensive income of associates obtained since the acquisition date is recorded as an increase or decrease in the value of the investments in associates, with the balancing entry by nature being recognized in other comprehensive income. Dividend distributions are recorded as decreases in the value of investments. To determine the Group's share of profits or losses, including impairment losses recognized by associates, income or expenses arising from the acquisition method are considered. When the Group's share of losses on an equity accounted investment equals or exceeds its interest in the entity, the Group does not recognize additional losses unless it has incurred obligations or made payments on behalf of the other entity. The Group's share in the profits or losses of associates and changes in equity is determined on the basis of the ownership interest at year-end, without considering the possible exercise or conversion of potential voting rights. However, the Group's share is determined considering the possible exercise of potential voting rights and other derivative financial

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 24 instruments that, in substance, grant current access to the economic benefits associated with ownership interests, i.e. the right to participate in future dividends and changes in the value of associates. After applying the equity method, the Group assesses whether there is objective evidence of impairment of the net investment in the associate. The impairment calculation is determined by comparing the carrying amount of the net investment in the associate with its recoverable amount, where recoverable amount is the higher of value in use or fair value less costs of disposal. In this regard, the value in use is calculated based on the Group's share of the present value of the estimated cash flows from ordinary activities and the amounts that could result from the final disposal of the associate. The recoverable amount of the investment in an associate is assessed in relation to each associate (see note 10), unless it does not constitute a cash-generating unit (CGU). Impairment losses are not allocated to goodwill or other assets implicit in the investment in associates arising from the application of the acquisition method. In subsequent years, reversals of the value of investments are recognized against income, to the extent that there is an increase in the recoverable value. Impairment losses are presented separately from the Group's share in the results of associates. Appendix I includes information on subsidiaries and associates included in the Group's consolidation. Joint agreements Joint arrangements are those in which there is a contractual agreement to share control over an economic activity, so that decisions on the relevant activities require the unanimous consent of the Group and the other operators. Investments in joint arrangements are classified as joint operations or joint ventures, depending on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. Interests in joint ventures are accounted for by the equity method, after initially being recognized at cost in the consolidated balance sheet. (b) Transactions and balances in foreign currencies Transactions in foreign currencies are translated to the functional currency using the average exchange rate of the previous month provided that it does not differ significantly from the exchange rate at the date of the transaction. Foreign currency gains and losses resulting from the settlement of these transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at closing exchange rates are recognized in profit or loss except when there are qualified cash flow hedges and qualified net investment hedges that are deferred to equity. The effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies is presented separately in the statement of cash flows as "Effect of exchange rate changes on cash". The translation of foreign operations whose functional currency is not that of a hyperinflationary country has been made by applying the following criteria: • Assets and liabilities, including goodwill and adjustments to net assets arising from the acquisition of businesses, are translated at the closing exchange rate at each balance sheet date; • Revenues and expenses are translated at the average exchange rate of the previous month, as an approximation of the exchange rate at the date of the transaction; • Translation differences resulting from the application of the above criteria are recognized in other comprehensive income. (c) Goodwill After initial recognition, goodwill is recorded at cost, less any accumulated impairment loss, which is not reversible. Goodwill is not amortized, but is tested for impairment on an annual basis or more frequently in the event that events indicative of a potential loss in the value of the asset have been identified. For these purposes, goodwill resulting from business combinations is allocated to each of the cash generating units (CGUs) or groups of CGUs that are expected to

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 25 benefit from the synergies of the combination and the criteria referred to in note 6 are applied. CGUs or groups of CGUs are identified at the lowest level that goodwill is controlled for the purpose of internal management (Note 6). (d) Intangible assets Intangible assets are recorded at cost (acquisition or development) or at fair value when acquired in a business combination, less accumulated amortization and any accumulated impairment losses. Any expenses incurred during the research phase of projects are recognized as an expense when incurred. Costs related to development activities for internally generated intangible assets are capitalized to the extent that: • The Group has technical studies that justify the viability of the production process; • There is a commitment by the Group to complete production of the asset so that it is in a condition for sale or internal use; • The asset will generate sufficient economic benefits; • The Group has the technical and financial resources to complete the development of the asset and has developed budget control and analytical accounting systems that make it possible to monitor the budgeted costs, the modifications introduced and the costs actually charged to the various projects. These development costs are recorded as income under the heading "self-constructed non-current assets" in the consolidated statement of profit and loss when they are capitalized. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. The Group amortizes its intangible assets with finite useful lives by distributing the cost of the assets on a straight-line basis according to the following criteria: Amortisation method Rates Development expenses Straight line 10% Concessions, patents, licenses, trademarks and similar Straight line 4% - 20% Computer software Straight line 33% Currently marketed products Straight line 3% - 10% Intangible assets with indefinite useful lives are not subject to amortization but are tested for impairment at least once a year. The Group reviews the useful lives of intangible assets at the end of each year. Changes in the initially established criteria are recognized as a change in estimate. (e) Property, plant and equipment Property, plant and equipment are stated at cost, less accumulated depreciation and, if applicable, accumulated impairment losses. Cost includes, among other items, direct labor costs used in the construction of the asset and a portion of the costs indirectly attributable to the asset. These two items are recorded as income under the heading "Self-constructed non-current assets" in the consolidated statement of profit and loss, when capitalized.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 26 Finance costs incurred that are directly attributable to the acquisition or construction of the asset until the asset is ready for use also form part of the cost. Likewise, expansion or improvement costs are included as an increase in the value of the asset when they represent an increase in its capacity or an extension of its useful life. However, maintenance costs are recognized in income when incurred. Depreciation of property, plant and equipment is provided on a straight-line basis over the estimated useful lives of the assets, less their residual value. Depreciation of property, plant and equipment is determined by applying the following criteria: Depreciation method Rates Buildings Straight line 1% - 3% Other property, technical equipment and machinery Straight line 4%-10% Other property, plant and equipment Straight line 7% - 33% The Group reviews the residual value, useful life and depreciation method of property, plant and equipment at the end of each reporting period. Changes in the initially established criteria are recognized as a change in estimate. (f) Leases Lessee The determination of whether a contract is or contains a lease is based on an analysis of the contractual arrangement and requires an assessment of whether the lessee has the right to control the use of the identified asset and to obtain all of the economic benefits from the use of the asset throughout the lease term. The lease term is the non-cancelable period considering the initial term of each contract unless the Group has a unilateral extension or termination option and there is reasonable certainty that such option will be exercised in which case the corresponding extension or early termination term will be considered. In lease contracts where the Group acts as lessee, it is recognized at the lease commencement date (i.e. the date on which the underlying asset is available for use): • A liability for the present value of the installments to be paid over the lease term, using the incremental borrowing or implicit interest rate as the discount rate when expressly indicated in the contract and, • A right-of-use asset representing the right to use the underlying leased asset during the term of the lease. Lease liabilities include fixed lease payments less any incentives, as well as variable payments that depend on an index or interest rate known at the date of inception of the lease. Also included is the exercise price of the purchase option when the lessee is reasonably certain of exercising it. After initial recognition, the liability is increased by the interest on the lease liability and reduced by the payments made. The liability is also remeasured if there are changes in the amounts payable and the lease terms. Payments included in the lease payments corresponding to maintenance, electricity, water, gas, security, cleaning, among others, are not part of the lease liability and are recognized as an expense. The incremental borrowing rate is determined taking into account: (i) geographic areas, (ii) financial term, (iii) lease term, (iv) risk-free rate as reference rate and (v) financial spread. Rights-of-use assets are measured at cost, less accumulated amortization and impairment losses (if any) and adjusted as a result of the remeasurement of the lease liability. Cost includes the amount of the initial valuation of the lease liability, as well as any amounts previously paid to the lessor prior to or at the commencement date of the lease less any incentives

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 27 received by the lessor and estimated costs to decommission the leased asset. Amortization of rights of use is provided on a straight-line basis over the shorter of the estimated useful life of the asset or the lease term. The Group applies the exception to recognition for those contracts where the lease term is 12 months or less or where the value of the leased asset (individually) when new, is less than US Dollars 5,000 or its equivalent in another currency. Consequently, in these cases, the amounts accrued will be recognized as an expense during the lease term. Lessor When the Group acts as lessor, it classifies contracts between operating and finance leases. Leases in which the Group acts as lessor while retaining a significant portion of the risks and rewards incidental to ownership of the leased asset are treated as operating leases. Otherwise, the lease is treated as a finance lease. (g) Impairment of non-financial assets Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested for impairment annually, or more frequently in the event of events or changes in circumstances that indicate that they may be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized in the consolidated statement of profit and loss for the difference between both amounts. The recoverable amount is the higher of an asset's fair value less costs of disposal and the estimated value in use based on discounted future cash flows expected to arise from the use of the asset. The estimate of value in use considers expectations about possible variations in the amount or timing of cash flows, the time value of money, the price to be paid for bearing the uncertainty related to the asset and other factors that affect the valuation of future cash flows related to the asset. For the purpose of assessing impairment losses, assets are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets (cash-generating units). Impairment losses on non-financial assets (other than goodwill) are reviewed for possible reversal at the end of each reporting period. Losses related to the impairment of CGUs are initially allocated to reduce, if applicable, the value of goodwill attributed to the CGU and then to the other assets of the CGU, pro rata based on the carrying amount of each asset, with the limit for each asset being the higher of its fair value less costs of disposal, its value in use and zero. Impairment losses related to goodwill are not reversible. (h) Financial instruments Financial assets Ranking The classification of financial assets is determined based on the characteristics of the contractual cash flows of those assets and the business model that represents how the financial assets are managed to achieve a particular business objective. In determining whether the cash flows are obtained through the receipt of contractual cash flows from the assets, consideration is given to the frequency, value and timing of sales in prior periods, the reasons for those sales and expectations regarding future sales activity. This information provides indicative data on how the Group's stated objective regarding the management of financial assets is achieved and, more specifically, how cash flows are obtained. Therefore, financial assets are classified according to the following valuation categories based on the business model and are only reclassified when, and only when their business model for managing them changes:

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 28 a) Financial assets at amortized cost: includes financial assets, including those admitted to trading on an organized market, for which the Group holds the investment under a business model whose objective is to hold financial assets to receive cash flows from the execution of the contract, and the contractual terms of the asset give rise, at specified dates, to cash flows that are solely collections of principal and interest on the principal amount outstanding. In general, the following are included in this category: i) Trade receivables: arising from the sale of goods or the rendering of services for trade transactions with deferred payment, and ii) Receivables from non-trade operations: these arise from loans or credits granted by the Group whose collections are of a determined or determinable amount. b) Financial assets at fair value through other comprehensive income: this category includes financial assets whose contractual conditions give rise, at specified dates, to cash flows that are solely collections of principal and interest on the principal amount outstanding, and are held within the framework of a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets. Investments in equity instruments irrevocably designated by the Group at the time of their initial recognition are also included in this category, provided that they are not held for trading and are not to be valued at cost. c) Financial assets at fair value through profit or loss: includes financial assets held for trading and those financial assets that have not been classified in any of the above categories. Also included in this category are financial assets that are optionally designated by the Group at the time of initial recognition, which otherwise would have been included in another category, because such designation eliminates or significantly reduces a valuation inconsistency or accounting missmatch that would otherwise arise. Initial measurement Financial assets are recorded, in general terms, initially at the fair value of the consideration given plus directly attributable transaction costs. However, transaction costs directly attributable to assets recorded at fair value through profit or loss are recognized in the statement of profit and loss for the year. Trade accounts receivable are initially recognized at the amount of the consideration that is unconditional, unless they contain significant financial components, in which case they are recognized at fair value. Subsequent measurement Financial assets at amortized cost are recorded by applying this valuation criterion, charging to the statement of profit and loss the interest accrued by applying the effective interest rate method. Financial assets included in the fair value category through other comprehensive income are recorded at fair value, without deducting any transaction costs that may be incurred in their disposal. Changes in fair value are recorded directly in equity until the financial asset is derecognized or impaired, at which time the amount so recognized is taken to the statement of profit and loss. Financial assets at fair value through profit or loss are measured at fair value and the result of changes in fair value is recorded in the statement of profit and loss. Disposals of financial assets Financial assets are derecognized when the rights to receive cash flows related to them have expired or have been transferred and the Group has substantially transferred the risks and rewards of ownership.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 29 Impairment The Group assesses, on a prospective basis, the expected credit losses associated with its debt instruments carried at amortized cost and at fair value through other comprehensive income The methodology applied for impairment depends on whether there has been a significant increase in credit risk. For trade receivables, the Group applies the simplified approach permitted by IFRS 9 which requires expected losses to be recorded from the initial recognition of the receivables, so that the Group determines expected credit losses as a probability-weighted estimate of such losses over the expected life of the financial instrument. The practical solution used is the use of a provisioning matrix based on segmentation into homogeneous asset groups, applying historical information on default rates for these groups and applying reasonable information on future economic conditions. Default rates are calculated based on current default experience over the past year, as it is a very dynamic market, and are adjusted for differences between current and historical economic conditions and considering projected information, which is reasonably available. Financial liabilities Financial liabilities assumed or incurred by the Group are classified in the following measurement categories: (a) Financial liabilities at amortized cost: are those debits and payables of the Group that have arisen from the purchase of goods and services for trading operations, or those which, without having a commercial origin, not being derivative instruments, arise from loan or credit operations received by the Group. These liabilities are initially measured at the fair value of the consideration received, adjusted for directly attributable transaction costs. Any difference between the amount received and its repayment value is recognized in the consolidated statement of profit and loss during the repayment period of the debt, applying the effective interest rate method. (b) Financial liabilities at fair value through profit or loss. Liability derivative financial instruments are measured at fair value, following the same criteria as those corresponding to financial assets at fair value through profit or loss described in the preceding section. The Group derecognizes financial liabilities when the obligations that generated them are extinguished. Assets and liabilities are presented separately in the balance sheet and are only presented at their net amount when the Group has the enforceable right to offset the recognized amounts and, in addition, intends to settle the amounts on a net basis or to realize the asset and settle the liability simultaneously. Equity instruments The Group holds financial assets, mainly equity instruments, which are measured at fair value. When Group management has opted to present gains and losses in the fair value of equity investments in other comprehensive income, after initial recognition, the equity instruments are measured at fair value, recognizing the gain or loss in other comprehensive income. Amounts recognized in other comprehensive income are not reclassified to profit or loss, but are reclassified to reserves when the instruments are derecognized. Dividends from such investments continue to be recognized in profit or loss as other income when the Group's right to receive payments is established. (i) Derivative financial instruments and hedging activities Financial derivatives are recognized at fair value at the date of the contract and at each year-end. The method for recognizing the gain or loss depends on whether the derivative is classified as a hedging instrument, and if so, the nature of the hedged asset.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 30 For accounting purposes, they are classified as follows: (i) Derivatives qualifying for cash flow hedge accounting Hedging effectiveness Hedge effectiveness is determined at the inception of the hedging relationship, and through periodic prospective effectiveness assessments to ensure that there is an economic relationship between the hedged item and the hedging instrument. In derivatives such as the euro/dollar cross-currency swap, the Group uses the hypothetical derivative method to assess effectiveness. This hypothetical derivative is constructed without the inclusion of credit risk and currency spread. Under the hypothetical derivative method, the cumulative change in the fair value of the actual currency swap, excluding the effect of the currency spread, will be compared to the cumulative change in the fair value of the hypothetical swap. Therefore, the hypothetical derivative is constructed as a cross-currency swap with fixed euro payment, fixed U.S. dollar receipt without the inclusion of credit risk and foreign currency spread and with a fair value of zero at the date of designation. Recognition At the inception of the hedging relationship, the Group documents the economic relationship between the hedging instruments and the hedged items, including whether changes in cash flows of the hedging instruments are expected to offset changes in cash flows of the hedged items. The Group documents its risk management objective and strategy for undertaking its hedging transactions. The effective portion of changes in the fair value of derivatives designated and classified as cash flow hedges is recognized in equity under "Cash flow hedge reserve". In the case of cross-currency swaps, the currency spread of the hedging relationship is excluded and treated as hedging costs in equity. The gain or loss corresponding to the ineffective portion is recognized immediately in profit or loss for the year under the heading "Change in fair value of financial instruments". Amounts accumulated in the hedging reserve included in shareholders' equity are transferred to profit or loss when the hedged item affects profit or loss or when ineffectiveness is identified. The fair value of derivatives designated as hedges is detailed in note 29. Movements in the hedging reserve included in shareholders' equity are shown in note 16 (c). (ii) Derivatives that do not qualify for hedge accounting When derivatives do not meet the criteria for hedge accounting, they are classified as "held for trading". Changes in fair value are recognized immediately in the consolidated statement of profit and loss. (j) Own equity instruments The acquisition of treasury stock is recorded at acquisition cost, reducing equity until the time of disposal. Gains or losses on the disposal of treasury stock are recorded under "Reserves" in the consolidated balance sheet. Transaction costs related to own equity instruments, net of taxes, are recorded as a reduction of equity. (k) Inventories Inventories are stated at the lower of weighted average cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business, less the estimated costs to complete production and those necessary to make the sale. For raw materials and other supplies it is the replacement cost. The cost includes direct materials, direct labor and an appropriate proportion of indirect variable and fixed costs, the latter being allocated on the basis of the normal working capacity of the means of production. The cost of plasma stocks includes the amount delivered to donors, or the amount invoiced by the seller when purchased from third parties, as well as the cost of products and devices used in the collection process, and rental and storage costs. The costs of purchased inventories

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 31 are determined after deducting discounts and rebates when it is probable that the conditions determining their concession will be met. Indirect costs such as management and administrative overheads are recognized as expenses in the period in which they are incurred. Any previously recognized inventory impairment adjustment is reversed against income under "Cost of sales" when the circumstances that caused the impairment no longer exist or when there is clear evidence of an increase in the net realizable value as a result of a change in economic circumstances. The reversal of the write-down is limited to the lower of cost and the new net realizable value of inventories. (l) Cash and cash equivalents Cash and cash equivalents include cash on hand, demand deposits with banks, other short-term highly liquid investments with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. (m) Government grants Government grants are recognized when there is reasonable assurance that the conditions attached to the grant will be met and that the grant will be collected. Non-refundable capital grants are recorded on the liability side of the consolidated balance sheet at the original amount granted and are recognized in the consolidated statement of profit and loss as the related assets financed are depreciated. Grants received as compensation for expenses or losses already incurred or for the purpose of providing immediate financial support not related to future expenses are credited to the consolidated statement of profit and loss. Financial liabilities that incorporate implicit aid in the form of the application of below-market interest rates are recognized initially at fair value. The difference between this value, adjusted where appropriate for the costs of issuing the financial liability and the amount received, is recorded as a government grant based on the nature of the grant. (n) Employee benefits (i) Defined contribution plans The Group records the contributions to be made to defined contribution plans as they accrue. The amount of accrued contributions is recorded under "Personnel expenses" in the consolidated statement of profit and loss in the year to which the contribution relates. (ii) Defined benefit plans The liability recognized corresponds to the present value of the obligation at the consolidated balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the obligation is determined by discounting the estimated future cash flows at interest rates of bonds denominated in the currency in which the benefits will be paid and with maturities similar to those of the related obligations. Actuarial gains and losses arising from changes in actuarial assumptions or differences between assumptions and reality are recognized in equity under "Other comprehensive income". Past service costs are recognized in the consolidated statement of profit and loss under "Personnel expenses". (iii) Termination benefits Termination benefits are recognized on the earlier of the following dates: (a) when the Group can no longer withdraw the offer or (b) when the Group recognizes costs of a restructuring within the scope of IAS 37 and this results in the payment of termination benefits. (iv) Short-term employee benefits

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 32 The Group recognizes the expected cost of short-term compensation in the form of paid leave whose rights accrue as employees render the services that entitle them to receive it. If the leave is not accrued, the expense is recognized as the leave is taken. The Group recognizes the expected cost of profit sharing or employee incentive plans when there is a present legal or constructive obligation as a result of past events and a reliable estimate can be made of the value of the obligation. (v) Share-based payments The Group grants share-based payments to certain employees who are rendering services to the company. The fair value of services received is estimated by estimating the fair value of the shares granted at the grant date. Since the equity instruments granted become vested when the employees complete a certain period of service, the services received are recognized during the vesting period in the statement of profit and loss as an expense for the year with a corresponding credit to equity. The amount recognized corresponds to the amount that will be settled once the agreed conditions are met and will not be reviewed or revalued during the vesting period, as the commitment is settled in shares. If an employee resigns from his/her position before the end of the vesting period, he/she will only receive the agreed incentive in shares, being the Company's choice its settlement in cash or through equity instruments. (o) Provisions Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are not recognized for future operating losses. The amount of the provision corresponds to the best estimate at the closing date of the disbursements required to settle the present obligation, after taking into account the risks and uncertainties related to the provision and, when significant, the financial effect of discounting, provided that the disbursements to be made in each period can be reliably determined. (p) Revenue recognition Revenue from the sale of goods or services is recognized at an amount that reflects the consideration the Group expects to be entitled to receive in exchange for transferring goods or services to a customer, at the time the customer obtains control of the goods or services rendered, i.e. when the customer has the ability to direct the use of the goods or services. The consideration committed in a contract with a customer may include fixed amounts, variable amounts, or both. The amount of consideration may vary due to discounts, rebates, incentives, performance bonuses, penalties or other similar items. Contingent consideration is only included in the transaction price when it is highly probable that the amount of revenue recognized will not be subject to significant future reversals. Revenue is presented net of value added tax and any other amounts or taxes, which in substance correspond to amounts received on behalf of third parties. (i) Sales of goods Revenue from the sale of goods is recognized when the Group satisfies the performance obligation by transferring the committed goods to the customer. An asset is transferred when the customer obtains control of that asset. In assessing the satisfaction of the performance obligation, the Group considers the following indicators of the transfer of control, which include, but are not limited to, the following: • The Group has a present right to payment for the asset. • The customer has the legal right to the asset • The Group has transferred the physical possession of the asset • Customer has the significant risks and rewards of asset ownership • The customer has accepted the asset The nature of the assets that the Group undertakes to transfer are mainly: sale of goods, sale of equipment, toll contracts, maintenance and technical service contracts, training, licenses, royalties and know-how and engineering contracts, among others.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 33 In determining the transaction price, it is assumed that the goods and/or services are transferred in accordance with the terms of the contract. The consideration committed to a customer may include fixed amounts, variable amounts, or both. The price should be estimated taking into account the effect of variable consideration (as applicable) for returns, chargebacks/volume discounts or other incentives, provided that the same is highly probable. The Group participates in state Medicaid programs in the United States. Provision for Medicaid rebates is recorded at the time the sale is recorded in an amount equal to the estimated Medicaid rebate claims attributable to such sale. The Group determines the estimate of the accrual for Medicaid rebates primarily based on historical Medicaid rebate experience, legal interpretations of applicable laws related to the Medicaid program and any new information regarding changes in Medicaid program guidelines and regulations that could affect the amount of the rebates. The Group considers pending Medicaid claims, Medicaid payments, and inventory levels in the distribution channel and adjusts the provision periodically to reflect actual experience. Although rebate payments typically occur with a lag of one to two quarters, adjustments for actual experience have not been material. As is standard industry practice, certain customers have entered into contracts with the Group for purchases that are eligible for a price discount based on a minimum purchase quantity, volume discounts or cash discounts. These discounts are accounted for as a reduction in sales and accounts receivable in the same month in which the sales are invoiced based on a combination of the customer's actual purchase data and historical experience when the customer's actual purchase data is later known. In the United States, the Group enters into agreements with certain customers to establish contractual prices for products, which these entities purchase from the authorized wholesaler or distributor (collectively, "wholesalers") of their choice. Accordingly, when these entities purchase the products from the wholesalers at the contractual price which is lower than the price charged by the Group to the wholesaler, the Group provides the wholesaler with a credit known as a chargeback. The Group accounts for the accrual of chargebacks at the time of sale. The allowance account for chargebacks is based on the Group's estimate of the wholesaler's inventory levels and the expected direct sale of the products by the wholesalers at the contract price based on past chargeback history and other factors. The Group periodically monitors factors influencing the provision for rebates and applies adjustments when it believes that actual rebates may differ from the established allowance accounts. These adjustments occur over a relatively short period of time. As these refunds are typically settled within 30 to 45 days of sale, adjustments for actual amounts have not been material. The amount at closing for the remaining discounts is settled in the following year within 90 to 180 days depending on the type of provision. (ii) Provision of services Revenue from the rendering of services is recognized by reference to the stage of completion of the transaction at the reporting date when the outcome of the transaction can be estimated reliably. This circumstance occurs when the amount of revenue, the stage of completion, costs already incurred and costs to be incurred can be reliably measured and it is probable that the economic benefits derived from the rendering of the service will be received. In the case of services rendered for which the final result cannot be reliably estimated, revenue is recognized only up to the limit of the recognized expenses that are recoverable. (q) Income tax The income tax expense or tax credit for the year comprises both current tax and deferred tax. Current tax is the amount payable on the taxable income for the current year based on the applicable tax rate for each jurisdiction. It is calculated on the basis of the laws enacted or about to be enacted at the balance sheet date in the countries where subsidiaries and associates operate and generate taxable income. The Group periodically evaluates the positions taken in tax returns with respect to situations where the applicable tax regulations are subject to interpretation and establishes provisions, if necessary, based on the amounts expected to be paid to the tax authorities, the provision for which is included in taxable income (loss).

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 34 Deferred taxes are recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. It is determined using tax rates (and laws) enacted or about to be enacted at the balance sheet date that are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled. Deferred taxes are not recognized if they arise from the initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable income. Deferred tax assets and liabilities are also not recognized for temporary differences between the carrying amount and tax base of investments in foreign operations when the company is able to control the date on which the temporary differences will reverse and it is probable that the temporary differences will not reverse in the foreseeable future. Likewise, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Lastly, deferred tax assets are only recognized if it is probable that sufficient future taxable profit will be available against which they can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and liabilities are offset when the entity has a legally enforceable right to offset and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Current or deferred income tax is recognized in profit or loss, unless it arises from a transaction or economic event that has been recognized in other comprehensive income or directly in equity. In such cases, the tax is also recognized in other comprehensive income or directly in equity, respectively. The Group periodically evaluates the positions taken in tax returns with respect to situations where the applicable tax regulations are subject to interpretation and establishes provisions, if necessary, based on the amounts expected to be paid to the tax authorities, the provision for which is included in taxable income (loss). (r) Segment reporting An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the Group's chief operating decision maker in order to decide on the resources to be allocated to the segment, evaluate its performance and for which discrete financial information is available. (s) Environment The Group carries out operations whose main purpose is to prevent, reduce or repair damage to the environment as a result of its activities. Items of property, plant and equipment acquired for the purpose of being used on a lasting basis in its activity and whose main purpose is the minimization of environmental impact and the protection and improvement of the environment, including the reduction or elimination of future pollution from the Group's operations, are recognized as assets through the application of measurement, presentation and disclosure criteria consistent with those mentioned in note 4(e). (5) Segment Reporting In accordance with IFRS 8 “Operating Segments”, financial information for operating segments is reported in the accompanying Appendix II, which forms an integral part of this note to the consolidated annual accounts. Group companies are divided into four areas: companies from the industrial area, companies from the commercial area, companies from the services area and companies from the research area. Within each of these areas, activities are organized based on the nature of the products and services manufactured and marketed. Assets, liabilities, income and expenses for segments include directly and reliably attributable items. Items which are not attributed to segments by the Group are: x Balance sheet: equity, cash and cash equivalents and loans and borrowings.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

- Statement of profit and loss: finance result and income tax.

(a) Operating segments

The operating segments defined by the steering committee are as follows:

- Biopharma (formerly Bioscience): concentrates all activities related to products derived from human plasma for therapeutic use.

- Diagnostic: including the marketing of diagnostic testing equipment, reagents and other equipment, manufactured by Group or other companies.

- Bio Supplies: this groups together transactions related to biological products for non-therapeutic use. The part relating to sales of plasma to third parties has been reclassified from Bio Supplies to Other.

- Others: includes the provision of manufacturing services to third parties, plasma sales to third parties and research activities. It also includes pharmaceutical products manufactured by the Group and intended for hospital pharmacies, as well as the marketing of products that complement the Group's own products.

Details of sales by groups of products for 2022, 2021 and 2020 are as follows:

	Thousands of Euros		
	31/12/2022	**31/12/2021 (*)**	**31/12/2020 (*)**
Biopharma			
Haemoderivatives	5,005,382	3,814,983	4,242,502
Diagnostic			
Transfusional medicine	640,604	712,238	714,164
Other diagnostic	21,740	23,625	27,630
Bio supplies	146,076	115,811	133,221
Others	250,165	266,461	222,521
Total	6,063,967	4,933,118	5,340,038

* As a consequence of the review of transactions and balances allocations by segments, the comparative figures for the fiscal year 2021 and 2020 have been adjusted accordingly.

At 31 December 2022, 97.6% of the income from the sale of goods and services has been recognized at a certain point-in-time (97.4% in 2021 and 97.5% in 2020).

The Group has concluded that hemoderivative products are sufficiently alike to be considered as a whole for the following reasons:

- All these products are human plasma derivatives and are manufactured in a similar way.
- The customers and methods used to distribute these products are similar.
- All these products are subject to the same regulations regarding production and the same regulatory environment.

(b) Geographical information

Geographical information is grouped into four areas:

- United States of America and Canada
- Spain
- Rest of the European Union
- Rest of the world

35

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 36 The definition of these four segments is mainly due to the geographical level that Group management sets to manage its revenue as they respond to specific economic scenarios. The main framework of the Group is consistent with this geographical segment grouping, including the monitoring of its commercial operations and its information systems. The financial information reported for geographical areas is based on sales to third parties in these markets as well as the location of assets. (c) Main customers In 2022, no customer has accounted for more than 10% of the Group's gross revenues, and nor was the case in 2021. In 2020, 10.38% of the Group's gross revenues corresponded to revenues from a customer in the Biopharma segment.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(6) Goodwill

Details of and movement in this caption of the consolidated balance sheet at 31 December 2022 were as follows:

			Thousands of Euros					
	Segment	Reference	Balance at 31/12/2021	Business Combination	Disposals	Transfers	Translation differences	Balance at 31/12/2022
Net value								
Grifols UK.Ltd. (UK)	Biopharma		8,185	--	--	--	(438)	7,747
Grifols Italia.S.p.A. (Italy)	Biopharma		6,118	--	--	--	--	6,118
Biomat USA, Inc.(USA)	Biopharma		676,321	--	--	175,920	47,707	899,948
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic		9,752	--	--	--	107	9,859
Grifols Therapeutics, Inc. (USA)	Biopharma		1,962,024	--	--	--	121,408	2,083,432
Progenika Biopharma, S.A. (Spain)	Diagnostic		40,516	--	--	--	--	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic		2,565,493	--	--	--	157,292	2,722,785
Kiro Grifols S.L. (Spain)	Others		24,376	--	--	--	--	24,376
Goetech LLC (USA)	Others	Note 3	59,590	--	(63,798)	--	4,208	--
Haema AG (Germany)	Biopharma		190,014	--	--	--	--	190,014
BPC Plasma, Inc. (formerly Biotest Pharma Corp; USA)	Biopharma		151,584	--	--	--	9,380	160,964
Interstate Blood Bank, Inc. (USA)	Biopharma		171,184	--	--	(175,920)	4,736	--
Plasmavita Healthcare GmbH (Germany)	Biopharma		9,987	--	--	--	--	9,987
Alkahest, Inc (USA)	Others		77,675	--	--	--	4,806	82,481
Grifols Canada Therapeutics, Inc (formerly Green Cross Biotherapeutics, Inc.) (Canada)	Biopharma		155,755	--	--	--	(980)	154,775
GigaGen, Inc (USA)	Others		112,621	--	--	--	6,969	119,590
Prometic Plasma Resources, Inc. (Canada)	Biopharma	Note 3	7,706	(4,894)	--	--	(10)	2,802
Haema Plasma Kft. (Hungary)	Biopharma	Note 3	--	14,739	--	--	(1,210)	13,529
Grifols Biotest Holdings GmbH / Biotest AG (Germany)	Biopharma	Note 3	--	303,624	--	--	--	303,624
Access Biologicals, LLC (USA)	Bio Supplies	Note 3	--	180,834	--	--	(1,472)	179,362
			6,228,901	494,303	(63,798)	--	352,503	7,011,909
				(See note 3)				

37

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of and movement in this caption of the consolidated balance sheet at 31 December 2021 are as follows:

			Thousands of Euros				
	Segment	Reference	Balance at 31/12/2020	Business Combination	Transfers	Translation differences	Balance at 31/12/2021
Net value							
Grifols UK.Ltd. (UK)	Biopharma		7,674	--	--	511	8,185
Grifols Italia.S.p.A. (Italy)	Biopharma		6,118	--	--	--	6,118
Biomat USA, Inc.(USA)	Biopharma		234,791	345,844	51,364	44,322	676,321
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic		9,538	--	--	214	9,752
Grifols Therapeutics, Inc. (USA)	Biopharma		1,816,404	--	--	145,620	1,962,024
Araclon Biotech, S.L. (Spain)	Diagnostic		6,000	(6,000)	--	--	--
Progenika Biopharma, S.A. (Spain)	Diagnostic		40,516	--	--	--	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic		2,376,978	--	--	188,515	2,565,493
Kiro Grifols S.L. (Spain)	Others		24,376	--	--	--	24,376
Goetech LLC (USA)	Others		55,167	--	--	4,423	59,590
Haema AG (Germany)	Biopharma		190,014	--	--	--	190,014
BPC Plasma, Inc. (formerly Biotest Pharma Corp; USA)	Biopharma		140,334	--	--	11,250	151,584
Interstate Blood Bank, Inc. (USA)	Biopharma		158,479	--	--	12,705	171,184
Plasmavita Healthcare GmbH (Germany)	Biopharma		9,987	--	--	--	9,987
Alkahest, Inc (USA)	Others		71,910	--	--	5,765	77,675
Grifols Canada Therapeutics, Inc (formerly Green Cross Biotherapeutics, Inc.) (Canada)	Biopharma	Note 3	134,569	16,667	--	12,225	163,461
GCAM, Inc (formerly Green Cross America Inc.) (USA)	Biopharma		49,416	--	(51,364)	1,948	--
GigaGen, Inc (USA)	Others	Note 3	--	105,460	--	7,161	112,621
			5,332,271	461,971	0	434,659	6,228,901

Impairment testing:

CGUs correspond to the reporting segments except for the Others segment which corresponds to Kiro Grifols and GigaGen as separated GGU.

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Biopharma segment, grouping them together at segment level, because substantial synergies were expected to arise on the acquisition of Talecris, and due to the vertical integration of the business and the lack of an independent organized market for the products. Because the synergies benefit the Biopharma segment globally they cannot be allocated to individual CGUs. The Biopharma segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes.

As a result of the acquisition of Novartis' Diagnostic business unit in 2014, the Group decided to combine Araclon, Progenika, Australia and Hologic's share of NAT donor screening unit acquisition into a single CGU for the Diagnostic business as the acquisition is supporting not only the vertically integration business but also cross-selling opportunities. In addition, for management purposes, the Group's management is focused on the business more than geographical areas or individual companies.

38

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The Hospital division is no longer a reportable segment since it does not meet any of the quantitative thresholds described in *IFRS 8 Operating Segments*. The segment information included in the Hospital CGU in previous years is currently grouped into an Others segment.

In addition, due to the acquisition of the remaining 51% stake in Access Biologicals, a new CGU for the Bio Supplies business has been identified (see note 3).

The CGUs established by Grifols management are:

- Biopharma
- Diagnostic
- Bio Supplies
- Kiro Grifols
- GigaGen

The recoverable amount of the Biopharma CGU and Bio Supplies CGU has been calculated based on its value in use calculated as the present value of the five-year future cash flows discounted at a discount rate considering the related inherent risk.

The recoverable amount of the Diagnostic CGU has been calculated based on its fair value less costs to sell calculated as the present value of future cash flows approved by Management discounted at a discount rate considering the inherent risk.. Due to the reorganization to boost the business units, a long term strategic plan has been approved in order to transform the Diagnostic business unit by investments which will lead to a beyond five year growth. Consequently, management has estimated future cash flows for the period 2023-2033.

The recoverable amount of the Kiro Grifols CGU has been calculated based on its fair value less costs to sell calculated as the present value of the five-year cash flows discounted at a discount rate considering the related inherent risk.

For the calculation of the recoverable amount, management has considered:

- Gross margin based on historical performance and actual situation
- Development prospects in the international market
- Current investments
- Investments which will imply a significant growth of the production capacity for those cases whose fair value has been considered

Cash flows estimated as of the year in which stable growth in the CGU has been reached are extrapolated using the estimated growth rates indicated below. Perpetual growth rates are consistent with the forecasts included in industry reports.

The recoverable amount of the GigaGen CGU has been determined based on the fair value less costs to sell, calculated as the present value of the future cash flows mainly of a research and development project that have been approved by management, adjusted by the probability of success and discounted at a discount rate that includes their inherent risk. Cash flows have been estimated taking into consideration a useful life of 20 years from the product launch and their reduction as of the sixth year.

The key assumptions used in calculating impairment testing of the CGUs for 2021 were as follows:

	Perpetual Growth rate	Pre-tax discount rate
Bioscience	2.0%	9.0%
Diagnostic	2.0%	9.3%

39

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The key assumptions used in calculating impairment testing of the CGUs for 2022 have been as follows:

	Perpetual Growth rate	Pre-tax discount rate
Biopharma	1.9%	10.9%
Diagnostic	1.9%	9.7%
Bio Supplies	1.9%	10.9%
Kiro Grifols	1.5%	11.6%
GigaGen	N/A	19.6%

Additionally, the following key assumptions have been used for the GigaGen CGU impairment testing:

	Sink rate	Success rate
GigaGen	5.0%	20.0%

Likewise, for the impairment test of the Diagnostic CGU, the sales of Blood Typing Solution (BTS) and those of the Clinical Diagnostic have been considered as key assumptions.

The discount rate used reflects specific risks relating to the CGUs and the countries in which they operate. The main assumptions used for determining the discount rate are as follows:

- Risk free rate: normalized government bonds at 10 years
- Market risk premium: premium based on market research
- Unlevered beta: average market beta
- Debt to equity ratio: average market ratio

In 2021, the reasonably possible changes considered for the CGUs impairment testing were a variation in the discount rate, as well as in the estimated perpetual growth rate, , with independent movements of each other, as follows:

	Perpetual Growth rate	Pre-tax discount rate
Bioscience	+/- 50 bps	+/- 50 bps
Diagnostic	+/- 50 bps	+/- 50 bps

In 2022, and according to the current economic context, the reasonably possible changes considered for the CGUs impairment testing are a variation in the discount rate, as well as in the estimated perpetual growth rate, with independent movements of each other, as follows:

	Perpetual Growth rate	Pre-tax discount rate
Biopharma	+/- 50 bps	+/- 50 bps
Diagnostic	+/- 50 bps	+/- 50 bps
Bio Supplies	+/- 50 bps	+/- 50 bps
Kiro Grifols	+/- 50 bps	+/- 50 bps
GigaGen	No aplica	+/- 100 bps

Additionally, for the impairment test of the Diagnostic CGU, two scenarios of sensitivity to variations in the sales of the Blood Typing Solutions (BTS) business line and the Clinical Diagnostics (CDx) business line have also been considered. In the first case, sales projections were estimated to be approximately 10% lower than initially projected, on average, each year. In the second case, a projection has been estimated so that Clinical Diagnostics sales from 2029 onwards represent on average 80% of the initially estimated sales.

40

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

In addition, the following reasonably possible changes have been considered for the GigaGen CGU impairment testing with independent movements of each other:

	Sink rate	Success rate
GigaGen	+/- 100 bps	+/- 100 bps

The reasonably possible changes in key assumptions considered by management in the calculation of the recoverable amount of the Biopharma, Bio Supplies, Kiro Grifols and GigaGen CGU's would not cause the carrying amount to exceed its recoverable amount.

The reasonably possible changes in key assumptions considered by management in the calculation of the Diagnostic CGU recoverable amount would cause the carrying amount to exceed its recoverable amount as follows:

	% of asset value
Perpetual Growth rate	-1%
Pre-tax discount rate	-4%
Sensitivity to BTS sales	-1%
Sensitivity to CDx sales	-4%

At 31 December 2022 Grifols' stock market capitalization totals Euros 6,636 million (Euros 9,834 million at 31 December 2021).

(7) Other Intangible Assets

Details of other intangible assets and movement during the years ended 31 December 2022 and 2021 are included in Appendix III, which forms an integral part of these notes to the consolidated annual accounts.

Intangible assets acquired from Talecris mainly include currently marketed products. Identifiable intangible assets correspond to Gamunex and have been recognized at fair value at the acquisition date of Talecris and classified as currently marketed products. Intangible assets recognized comprise the rights on the Gamunex product, its commercialization and distribution license, trademark, as well as relations with hospitals. Each of these components is closely linked and fully complementary, are subject to similar risks and have a similar regulatory approval process.

Intangible assets acquired from Progenika mainly include currently marketed products. Identifiable intangible assets correspond to blood, immunology and cardiovascular genotyping. These assets have been recognized at fair value at the acquisition date of Progenika and classified as currently marketed products.

The cost and accumulated amortization of currently marketed products acquired from Talecris and Progenika at 31 December 2022 was as follows:

	Thousands of Euros			
	Balance at 31/12/2021	Additions	Translation differences	**Balance at 31/12/2022**
Cost of currently marketed products - Gamunex	1,059,509	--	65,561	1,125,070
Cost of currently marketed products - Progenika	23,792	--	--	23,792
Accumulated amortisation of currently marketed products - Gamunex	(373,772)	(37,833)	(22,798)	(434,403)
Accumulated amortisation of currently marketed products - Progenika	(21,012)	(2,379)	--	(23,391)
Carrying amount of currently marketed products	688,517	(40,212)	(22,798)	691,068

41

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 42 The cost and accumulated amortization of currently marketed products acquired from Talecris, Progenika and Gigagen at 31 December 2021 was as follows: Balance at Translation Balance at 31/12/2020 Additions differences 31/12/2021 Cost of currently marketed products - Gamunex 980,873 -- 78,636 1,059,509 Cost of currently marketed products - Progenika 23,792 -- -- 23,792 Accumulated amortisation of currently marketed products - Gamunex (313,335) (33,610) (26,827) (373,772) Accumulated amortisation of currently marketed products - Progenika (18,633) (2,379) -- (21,012) Carrying amount of currently marketed products 672,697 (35,989) 51,809 688,517 Thousandss of Euros The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex) and is amortized on a straight-line basis. At 31 December 2022 the residual useful life of currently marketed products is 18 years and 5 months (19 years and 5 months at 31 December 2021). The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortized on a straight-line basis. At 31 December 2022 the residual useful life of currently marketed products acquired from Progenika is 2 months (1 year and 2 months at 31 December 2021). (a) Self – constructed intangible assets At 31 December 2022 the Group has recognized Euros 37,214 thousand as self – constructed intangible assets (Euros 34,034 thousand at 31 December 2021). (b) Purchase commitments At 31 December 2022 the Group has intangible asset purchase commitments amounting to Euros 69 thousand (Euros 431 thousand at 31 December 2021). (c) Intangible assets with indefinite useful lives and other intangibles in progress At 31 December 2022 the Group recognizes plasma center licenses with indefinite useful lives under intangible assets for a carrying amount of Euros 31,054 thousand (Euros 29,394 thousand at 31 December 2021). The Group has also an amount of Euros 486,364 thousand as development costs in progress (Euros 432,534 thousand at 31 December 2021). (d) Results on disposal of intangible assets The total losses on disposals and sale of intangible assets amounts to Euros 1,082 thousand in 2022 (losses of Euros 30 thousand in 2021).

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 43 (e) Impairment testing Indefinite-lived intangible assets have been allocated to the cash-generating unit (CGU) of the Biopharma segment. These assets have been tested for impairment together with goodwill (see note 6). Impairment testing has been analyzed for each of the intangible assets in progress by calculating its recoverable amount based on their fair value. (8) Leases Details of leases in the consolidated balance sheet at 31 December 2022 and 2021 are as follows: Right-of-use assets 31/12/2022 31/12/2021 Land and buildings 885,050 782,125 Machinery 3,017 5,283 Computer equipment 1,026 2,044 Vehicles 8,459 6,205 897,552 795,657 Lease liabilities 31/12/2022 31/12/2021 Non-current 914,588 825,157 Current 102,356 48,567 1,016,944 873,724 Thousands of Euros Thousands of Euros The composition of lease liabilities as of 31 December 2022 and 2021 is shown below. Undiscounted future payments classified on a maturity basis are presented together with the effect of the financial discount: 31/12/2022 31/12/2021 Maturity: Within one year 102,356 85,972 In the second year 97,823 82,923 In the third to fifth years 270,876 224,378 After the fifth year 996,655 872,926 1,467,710 1,266,199 Discounting effect 450,766 392,475 Total lease liabilities 1,016,944 873,724 Thousands of Euros Details by maturity of lease liabilities are shown under “Liquidity risk” in note 29. At 31 December 2022, the Group has recognized an amount of Euros 141,973 thousand related to additions of right-of- use assets (Euros 133,442 thousand at 31 December 2021). Movement at 31 December 2022 and 2021 is included in Appendix IV, which forms an integral part of these notes to the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 44 At 31 December 2022 and 2021, the amounts recognized in the consolidated statement of profit and loss related to lease agreements are: Right-of-use depreciation 31/12/2022 31/12/2021 Buildings 72,214 57,901 Machinery 1,983 2,120 Computer equipment 1,432 2,269 Vehicles 4,869 4,430 80,498 66,720 Thousands of Euros Reference 31/12/2022 31/12/2021 Finance lease expenses Note 26 45,198 35,786 45,198 35,786 Thousands of Euros 31/12/2022 31/12/2021 Expenses related to short-term contracts 1,739 3,106 Expenses related to low-value contracts 13,435 13,404 Other operating lease expenses 23,820 16,435 38,994 32,945 Thousands of Euros At 31 December 2022, the Group has paid a total of Euros 104,287 thousand related to lease contracts (Euros 82,692 thousand at 31 December 2021). The total amount recognized in the balance sheet corresponds to lease contracts in which the Group is the lessee. (9) Property, Plant and Equipment Details of property, plant and equipment and movement in the consolidated balance sheet at 31 December 2022 and 2021 are included in Appendix V, which forms an integral part of this note to the consolidated annual accounts. Property, plant and development under construction at 31 December 2022 and 2021 mainly comprise investments made to extend the companies’ equipment and to increase their productive capacity. In 2022, the Group has capitalized interests for a total amount of Euros 25,184 thousand (Euros 18,636 thousand in 2021) (see note 26). a) Insurance Group policy is to contract sufficient insurance coverage for the risk of damage to property, plant and equipment. At 31 December 2022 the Group has a combined insurance policy for all Group companies, which more than adequately covers the carrying amount of all the Group’s assets. b) Losses on disposal of property, plant and equipment Total losses incurred on disposals of property, plant and equipment for 2022 amount to Euros 6,817 thousand (losses of Euros 2,720 thousand in 2021).

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

c) Self – constructed property, plant and equipment

At 31 December 2022 the Group has recognized Euros 87,656 thousand as self -constructed property, plant and equipment (Euros 87,885 thousand at 31 December 2021).

d) Purchase commitments

At 31 December 2022 the Group has property, plant and equipment purchase commitments amounting to Euros 41,680 thousand (Euros 40,596 thousand at 31 December 2021).

e) Impairment testing

As a result of the reorganization of the USA donor center network, an impairment for some tangible assets allocated to the relocated donor centers has been recognized for a total amount of Euros 5.7 million as an expense in the consolidated statement of profit and loss for 2022.

As a result of the discontinuation of the Blood Collection Systems activity, an impairment for some of the tangible assets allocated to this business activity was recognized for a total amount of Euros 11.5 million as an expense in the consolidated statement of profit and loss for 2021.

Impairment testing for the tangible assets has been analyzed by calculating its recoverable amount based on their fair value.

f) Transfers

At 31 December 2022, transfers include the reclassification of Euros 5,159 thousand to "non-current assets held for sale" related to agreement that the Group has reached for the sale of the installations owned by Grifols Brasil, Lda.

(10) Equity-Accounted Investees

Details of this caption in the consolidated balance sheet at 31 December 2022 and 2021 are as follows:

		Thousands of Euros		Thousands of Euros
	% ownership	31/12/2022	% ownership	31/12/2021
Access Biologicals LLC	100.00%	--	49.00%	53,264
Shanghai RAAS Blood Products Co., Ltd.	26.20%	1,910,428	26.20%	1,909,596
Grifols Egypt Plasma Derivatives	49.00%	36,111	49.00%	31,847
BioDarou P.J.S. Co.	49.00%	5,051	0.00%	--
Total equity accounted investees with similar activity to that of the Group		1,951,590		1,994,707
Albajuna Therapeutics, S.L	49.00%	622	49.00%	1,910
Mecwins, S.A.	24.59%	2,965	24.99%	3,159
Total of the rest of equity accounted investees		3,587		5,069
Total equity-accounted investees		**1,955,177**		**1,999,776**

45

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 46 Movement in the investments in equity-accounted investees for the year ended 31 December 2022 is as follows: Access Biologicals LLC Shanghai RAAS Blood Products Co., Ltd. Grifols Egypt Plasma Derivatives BioDarou P.J.S. Co. Total Albajuna Therapeutics, S.L Mecwins, S.A. Total Total Balance at 1 January 53,264 1,909,596 31,847 -- 1,994,707 1,910 3,159 5,069 1,999,776 Acquisitions -- -- -- 4,534 4,534 -- -- -- 4,534 Transfers (129,459) -- -- -- (129,459) -- -- -- (129,459) Share of profit / (losses) 76,895 26,680 865 (962) 103,478 (1,288) (194) (1,482) 101,996 Share of other comprehensive income / translation differences 3,028 (18,859) (16,419) 1,479 (30,771) -- -- -- (30,771) Collected dividends (3,728) (6,989) -- -- (10,717) -- -- -- (10,717) Others -- -- 19,818 -- 19,818 -- -- -- 19,818 Balance at 31 December -- 1,910,428 36,111 5,051 1,951,590 622 2,965 3,587 1,955,177 Thousands of Euros 2022 Equity accounted investees with similar activity to that of the Group Rest of equity accounted investees

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in the investments in equity-accounted investees for the year ended 31 December 2021 is as follows:

	Thousands of Euros								
	2021								
	Equity accounted investees with similar activity to that of the Group				Rest of equity accounted investees				
	Access Biologicals LLC	Shanghai RAAS Blood Products Co., Ltd.	Grifols Egypt Plasma Derivatives	Total	Albajuna Therapeutics, S.L	GigaGen, Inc.	Mecwins, S.A.	Total	**Total**
Balance at 1 January	46,782	1,800,578	--	1,847,360	3,378	15,677	2,605	21,660	1,869,020
Acquisitions	--	--	30,454	30,454	--	--	860	860	31,314
Transfers	--	--	--	--	--	(50,794)	--	(50,794)	(50,794)
Share of profit / (losses)	8,298	24,835	(578)	32,555	(1,463)	34,957	(306)	33,188	65,743
Share of other comprehensive income / translation differences	3,929	89,886	1,971	95,786	(5)	160	--	155	95,941
Collected dividends	(5,745)	(5,703)	--	(11,448)	--	--	--	--	(11,448)
Balance at 31 December	53,264	1,909,596	31,847	1,994,707	1,910	--	3,159	5,069	**1,999,776**

Movement in the investments in equity-accounted investees for the year ended 31 December 2020 is as follows:

	Thousands of Euros										
	2020										
	Equity accounted investees with similar activity to that of the Group				Rest of equity accounted investees						
	Access Biologicals LLC	Plasmavita Healthcare	Shanghai RAAS Blood Products Co., Ltd.	Total	Alkahest, Inc.	Albajuna Therapeutics, S.L	GigaGen, Inc.	Mecwins, S.A.	Medcom Advance, S.A	Total	**Total**
Balance at 1 January	49,922	10,368	--	60,290	14,708	5,228	23,997	2,338	7,912	54,183	114,473
Acquisitions	--	--	1,807,351	1,807,351	--	--	--	--	--	--	1,807,351
Transfers	--	(10,674)	--	(10,674)	(91,023)	--	--	--	--	(91,023)	(101,697)
Share of profit / (losses)	8,962	306	11,531	20,799	76,414	(1,878)	(6,725)	267	--	68,078	88,877
Share of other comprehensive income / translation differences	(4,160)	--	(16,090)	(20,250)	(99)	28	(1,595)	--	--	(1,666)	(21,916)
Impairment losses	--	--	--	--	--	--	--	--	(7,912)	(7,912)	(7,912)
Collected dividends	(7,942)	--	(2,214)	(10,156)	--	--	--	--	--	--	(10,156)
Balance at 31 December	46,782	--	1,800,578	1,847,360	--	3,378	15,677	2,605	--	21,660	**1,869,020**

47

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 48 The main movements of the equity-accounted investees with similar activity to that of the Group are explained below: Grifols Egypt for Plasma Derivatives (S.A.E.) On 29 July 2021, a cooperation agreement was signed with the National Service Projects Organization (NSPO) to help build a platform to bring self-sufficiency in plasma-derived medicines to Egypt. The Company made a first contribution of US Dollars 36,750 thousand (equivalent to Euros 30,454 thousand at the date of integration), and in exchange received GEPD shares representing 49% of its share capital, which amounts to US Dollars 300 million. The Company has undertaken to make the contributions for the outstanding amount corresponding to its interest as the capital requirements are approved. As a result, the Group made a further capital contribution of US Dollars 22 million during 2022, equivalent to 49% of the total capital contribution made (US dollars 45 million). Shanghai RAAS Blood Products Co. Ltd. In March 2019, Grifols entered into a share exchange agreement with Shanghai RAAS Blood Products Co. Ltd. (hereinafter SRAAS), through which Grifols would deliver 90 shares of its US subsidiary Grifols Diagnostic Solutions Inc. (hereinafter GDS) (representing 45% of the economic rights and 40% of the voting rights), and in exchange would receive 1,766 million of SRAAS shares (representing 26.2% of the share capital). After receiving all relevant authorizations, at 31 December 2019, Grifols delivered 90 shares of its subsidiary GDS in exchange for a contractual right to receive equity instruments in an associate (equivalent to 1,766 million of SRAAS shares), because at that date no shares of SRAAS were received. As a consequence, at 31 December 31 2019, SRAAS was the minority shareholder owning 45% of GDS. Grifols recorded the aforementioned contractual right for the fair value of the GDS shares delivered and subsequently, the right was measured based on its fair value through profit or loss. On 30 March 2020, the share exchange agreement was closed and Grifols received SRAAS shares corresponding to 26.2% of its share capital. Therefore, Grifols became the largest shareholder of SRAAS, while maintaining operational, voting and economic control of GDS. Consequently, the consolidated balance sheet at 31 December 2020, did not longer show any financial asset related to the contractual right, but the interest in SRAAS was recorded as an investment in an associate company because the Group exercises significant influence in accordance with the criteria established in IAS 28 – Investment in Associates and Joint Ventures. SRAAS’ equity-accounted investment was recognized at the value of the shares at the closing date of the transaction. The difference between the contractual right value recognized at 31 December 2019 and SRAAS quoted value at 30 March 2020 was Euros 56,526 thousand which was recognized as Change in fair value of financial instruments in the consolidated statement of profit and loss (see note 26). The impact on the consolidated statement of profit and loss related to the equity method result was included in the Operating Result under “Profit/(loss) of equity accounted investees with similar activity to that of the Group”, since SRAAS is a company dedicated to the plasma product sector. The transaction costs were recognized as part of the investment value and totaled Euros 34,088 thousand. As of 31 December 2022, the quoted value of SRAAS shares was CNY 6.34. As a result of the prolonged decline in the fair value of the associate Shanghai RAAS (hereinafter referred to as SRAAS) below its cost, there is an indication of impairment. 31/12/2022 31/12/2021 Date of acquisition SRAAS Share price CNY 6.34 CNY 6.80 CNY 7.91

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The recoverable amount of the investment in SRAAS has been determined based on its value in use calculated as the present value of future cash flows discounted at a discount rate that reflects the inherent risk.

Management has determined the gross margin based on past performance and the current situation, ongoing investments and its expectations of market development without considering new business.

Cash flows have been estimated over 14 years since SRAAS operates in an emerging market where current investments are estimated to result in long-term growth beyond 5 years. Cash flows from the fourth year onwards are extrapolated for a further 10 years using growth rates that reduce the fourth year growth rate to the long-term growth rate shown below to better reflect medium-term growth estimates. Perpetual growth rates are consistent with forecasts included in industry and country reports.

The key assumptions used to perform the impairment test of the investment in SRAAS for 2022 are as follows:

	Perpetual Growth rate	Pre-tax discount rate
SRAAS	3.3%	9.2%

The discount rates used reflect the specific risks related to SRAAS and the country where it operates. The main assumptions used to determine the discount rate are as follows:

- Risk-free rate: Standardized 10-year government bonds.
- Market risk premium: Premium based on market studies.
- Unleveraged beta: Average beta of the market.
- Debt-to-equity ratio: market average ratio.

In the actual economic context, the reasonably possible changes considered for SRAAS are a variation in the discount rate, as well as in the estimated perpetual growth rate, with independent movements of each other, as follows:

	Perpetual Growth rate	Pre-tax discount rate
SRAAS	+/- 50 bps	+/- 50 bps

Reasonably possible changes in key assumptions considered by management in calculating the recoverable amount of SRAAS would cause the carrying amount to exceed its recoverable amount as follows:

	Pre-tax discount rate +50 bps
SRAAS	-2%

Plasmavita Healthcare GmbH

In 2017, Grifols established PLASMAVITA GmbH, a joint venture between Grifols (50%) and two European partners (50%).

49

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 50 On 14 April 2020, Grifols made a contribution of Euros 10 million in cash that was recognized as a shareholder contribution in Plasmavita. The equity share of 50% remained unchanged after the contribution. However, in assessing the existence of control due to the new shareholder agreement signed on that date, it was concluded that Grifols has control over Plasmavita and, therefore, it was considered part of the group and it has been fully consolidated (see note 3). Access Biologicals LLC. On 12 January 2017, the group announced the acquisition of 49% of the voting rights in Access Biologicals LLC, a company based in San Diego, California, USA, for the amount of US Dollars 51 million. Grifols entered into an option agreement to purchase the remaining 51% voting rights in five years, in 2022. Grifols also signed a supply agreement to sell biological products not meant for therapeutic use to Access Biologicals. The principal business activity of Access Biologicals is the collection and manufacturing of an extensive portfolio of biological products. Combined with closed-loop material sourcing, it provides critical support for various markets such as in-vitro diagnostic manufacturing, biopharmaceutical, cell culture and diagnostic research & development. On 15 June 2022, Grifols, through its wholly-owned subsidiary Chiquito Acquisition Corp., reached an agreement to acquire all the shares of Access Biologicals LLC, exercising the call option for the remaining 51%, for a total of US Dollars 142 million. With the acquisition of 100% of the shares, Grifols obtains control over Access Biologicals LLC and, therefore, it is considered a group company and is consolidated under the full consolidation method (see note 3). BioDarou P.J.S. Co. On 25 April 25 2022, and after obtaining all regulatory approvals, Grifols closed the acquisition of 70.18% of the share capital of Biotest AG for Euros 1,460,853 thousand (see note 3). Biotest AG is the parent company of a consolidated group of companies, which includes a joint venture investment corresponding to a 49% interest held by Biotest Pharma GmbH in BioDarou P.J.S. Co, whose registered office is in Tehran, Iran, and which is accounted for using the equity method. The company's goal is to collect plasma, process it into immunoglobulins, factors and human albumin through Biotest AG and then sell the finished products in Iran. The main movements for the rest of the equity-accounted investees are explained below: Alkahest, Inc. On 2 September 2020, Grifols signed an agreement to acquire all the shares of Alkahest Inc. ("Alkahest") for a total amount of Euros 123,425 thousand (US Dollars 146,000 thousand), which was subject to approval by regulatory authorities. Likewise, as a result of agreements between shareholders, Grifols obtained control of Alkahest on 2 September 2020. Until that date, the previous 42.45% stake in Alkahest was equity accounted. The difference between the fair value of the previous stake and the book value was Euros 86,743 thousand (US Dollars 102,552 thousand), recognizing a profit for such amount under "Profit/(loss) of equity accounted investees" in the statement of profit and loss. As from this date, Alkahest was incorporated into the Group's consolidation perimeter by the full consolidation method. Medcom Advance, S.A. In February 2019, the Group completed the acquisition of 45% of the shares in Medcom Advance, S.A. for an amount of Euros 8,602 thousand. Medcom Advance, S.A. is a company dedicated to research and development with a view to create proprietary patents using nanotechnology. The company was equity-accounted. At 31 December 2021 and 2022, this investment is fully impaired.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Mecwins, S.A.

On 22 October 2018 Grifols allocated Euros 2 million to the capital increase of Mecwins through Progenika Biopharma, reaching 24.99% of the total capital.

Mecwins is a spin-off of the Institute of Micro and Nanotechnology of the Center for Scientific Research (CSIC), specialized in the development of innovative nanotechnological analysis tools for the diagnosis and prognosis of diseases.

Mecwins has developed ultrasensitive optical reading immunoassay technology from nanosensors for the detection of protein biomarkers in blood. This technology has potential applications in fields such as oncology, cardiovascular and infectious diseases.

The injection of capital, in which CRB Inverbio also participated with an additional Euros 2 million, will enable Mecwins to start developing pre-commercial prototypes of this technology and for Grifols to position itself in the field of nanotechnology applied to diagnosis.

GigaGen Inc.

On 5 July 2017, Grifols through its 100% subsidiary Grifols Innovation and New Technologies Limited ("GIANT") acquired a 43.96% shareholding in GigaGen, Inc., a company based in San Francisco (USA) for the amount of US Dollars 35 million.

GIANT and GigaGen entered into a Research and Collaboration Agreement whereby in exchange of a collaboration fee of US Dollars 15 million in the aggregate, GigaGen will commit to carry out research activities to develop recombinant polyclonal immunoglobulin therapies derived from human B cells for the treatment of human diseases.

On 8 March 2021, Grifols, through its wholly owned subsidiary Grifols Innovation and New Technologies Limited ("GIANT"), reached an agreement to acquire all of the shares of Gigagen, Inc. for a total amount of US Dollars 90.5 million. With the acquisition of the 100% stake, Grifols obtains control over Gigagen and, therefore, becomes a group company and is consolidated under the full consolidation method (see note 3).

The most recent financial statements available of the main equity-accounted investments of Grifols are as follows:

Balance sheet:

	Thousands of Euros	Thousands of Euros	
	31/12/2022	31/12/2021	
	SRAAS	**SRAAS**	**Access Biologicals**
Non-current assets	3,028,641	2,877,382	2,707
Current assets	648,415	549,977	23,287
Cash and cash equivalents	430,655	401,117	3,790
Non-current liabilities	(2,645)	(3,313)	(36)
Non-current financial liabilities	(292)	(453)	--
Current liabilities	(193,289)	(191,133)	(3,615)
Current financial liabilities	--	--	(2,649)
Net assets	**3,911,485**	**3,633,577**	**23,484**

51

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

P&L:

	Thousands of Euros	Thousands of Euros	
	31/12/2022	31/12/2021	
	SRAAS	**SRAAS**	**Access Biologicals**
Net revenue	700,831	395,812	45,689
Profit for the year	227,000	181,395	17,380

As previously mentioned, on 15 June 2022, Grifols acquired all of Access Biologicals LLC shares and is therefore considered a group company. Consequently, the company's financial statements for 2022 are no longer detailed.

(11) Financial Assets

Details of non-current financial assets on the consolidated balance sheet at 31 December 2022 and 2021 are as follows:

		Thousands of Euros	
	Reference	**31/12/2022**	**31/12/2021**
Financial investments in listed shares		11,540	2,038
Non-current derivatives	Note 29	27,030	2,068
Total Non-current financial assets measured at fair value		38,570	4,106
Non-current guarantee deposits		9,277	7,763
Other non-current financial assets	(a)	476,361	261,294
Non-current loans to related parties	Note 30	96,537	89,104
Total Non-current financial assets measured at amortized cost		582,175	358,161

Details of current financial assets on the consolidated balance sheet at 31 December 2022 and 2021 are as follows:

		Thousands of Euros	
	Reference	**31/12/2022**	**31/12/2021**
Current derivatives	Note 29	12,629	3,238
Total Non-current financial assets measured at fair value		12,629	3,238

		Thousands of Euros	
	Reference	**31/12/2022**	**31/12/2021**
Deposits and guarantees		359	561
Other current financial assets	(a)	30,627	2,025,869
Current loans to third parties		48	39
Total other current financial assets measured at amortized cost		31,034	2,026,469

52

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 53 (a) Other non-current and current financial assets Details of other non-current and current financial assets are as follows: Reference 31/12/2022 31/12/2021 Other financial assets with related parties Note 30 318,890 220,947 Other financial assets with third parties 188,098 2,066,216 Total other non-current and current financial assets 506,988 2,287,163 Thousands of Euros In 2021 Grifols closed a collaboration agreement with the U.S. firm ImmunoTek Bio Centers, LLC, specialized in the opening and construction of plasma centers, to open 21 plasma centers in the United States. At 31 December 2022, the Group has made advanced payments related to this project for an amount of Euros 124.1 million (Euros 42.3 million). At 31 December 2021 “Other financial assets with third parties” was mainly composed of the cash received from the new bond issue, which has been used in 2022 to acquire the existing share capital of Tiancheng (Germany) Pharmaceutical Holdings AG, whose current corporate name is Grifols Biotest Holdings GmbH, owner of approximately 90% of Biotest ordinary shares and 1% of Biotest preferred shares (see note 15 and 20). (12) Inventories Details of inventories at 31 December 2022 and 2021 are as follows: 31/12/2022 31/12/2021 Goods for resale 138,909 137,887 Raw materials and supplies 1,064,776 657,060 Work in progress and semi-finished goods 1,331,644 721,088 Finished goods 666,028 743,319 3,201,357 2,259,354 Thousands of Euros Movement in the inventory provision was as follows: 31/12/2022 31/12/2021 31/12/2020 Balance at 1 January 158,724 122,613 104,251 Net charge for the year (66,647) 28,092 42,255 Cancellations for the year (12,155) (269) (189) Translation differences 4,818 8,288 (23,704) Balance at 31 December 84,740 158,724 122,613 Thousands of Euros As a result of the discontinuation of the Blood Collection Systems activity, an impairment of some inventory was recognized for a total amount of Euros 5 million as an expense in the consolidated statement of profit and loss for 2021.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 54 (13) Contract assets Contract assets from contract fractionation relate to contingent claims for the complete fulfilment of contractual obligations from contract fractionation agreements entered into by Biotest AG. The resulting performance obligations are generally fulfilled by Biotest over a period of up to 12 months. Receivables from this business, which usually have a due date of between 90 and 120 days, are recognized when the right to receive the consideration becomes unconditional. This is the case when the biological drugs produced from the blood plasma provided by the customer are delivered to the customer. These are service transactions that are valued at the corresponding costs of sales incurred plus profit margin, if it can be estimated. Details of contract assets at 31 December 2022 and 2021 are as follows: 31/12/2022 31/12/2021 Contract assets (gross) 35,467 1,939 Allowances for expected credit losses (313) -- Contract assets (net) 35,154 1,939 Thousands of Euros Default risks are accounted for by making value adjustments to the contract assets. The allowance for expected credit losses is calculated as the difference between the nominal amount of the contract assets and the estimated recoverable amount. An independent expert has examined the portfolio of contract assets that do not show any concrete indications of impairment in individual cases. Movement in allowance for expected credit losses corresponding to contract assets is included in note 29. (14) Trade and Other Receivables Details at 31 December 2022 and 2021 are as follows: Reference 31/12/2022 31/12/2021 Trade receivables 478,597 324,442 Receivables from associates Note 30 162,382 131,764 Impairment losses Note 29 (i) (32,291) (24,009) Trade receivables 608,688 432,197 Other receivables Note 29 (i) 10,050 11,014 Personnel 770 654 Advance payments Note 29 (i) 19,033 6,210 Taxation authorities, VAT recoverable 38,719 35,389 Other public entities 4,609 1,796 Other receivables 73,181 55,063 Current income tax assets 56,782 12,448 Total trade and other receivables 738,651 499,708 Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 55 Other receivables During 2022, 2021 and 2020 the Grifols Group has sold receivables without recourse to some financial institutions (factors), to which the risks and benefits inherent to the ownership of the assigned credits are substantially transferred. Also, the control over the assigned credits, understood as the factor's ability to sell them to an unrelated third party, unilaterally and without restrictions, has been transferred to the factor. The main conditions of these contracts include the advanced collection of the assigned credits that vary between 70% and 100% of the nominal amount and a percentage of insolvency risk coverage on the factor side that varies between 90% and 100% of the nominal of the assigned credits. These contracts have been considered as without recourse factoring and the amount advanced by the factors has been derecognized from the balance sheet. Likewise, in financial years 2022 and 2021, some receivables assignment contracts were signed with a financial institution, in which Grifols retains the risks and benefits inherent to the ownership of the assigned credits. These contracts have been considered as with resource and the assigned amount remains in the consolidated balance sheet at 31 December 2022 and a short-term debt has been recognized for an amount equal to the consideration received from the factor for the assignment. The amount recognized is Euros 16,546 thousand at 31 December 2022 (Euros 23,450 thousand at 31 December 2021). Total receivables without recourse sold to financial institutions through the aforementioned contracts in 2022 amount to Euros 3,174,308 thousand (Euros 2,975,343 thousand in 2021 and Euros 2,735,973 thousand in 2020). The financial cost of credit rights sold for the Group totals Euros 18,201 thousand which has been recognized under finance costs in the consolidated statement of profit and loss for 2022 (Euros 10,292 thousand in 2021 and Euros 10,964 thousand in 2020) (see note 26). Details of balances with related parties are shown in note 30. The volume of invoices sold without recourse to various financial institutions which, based on their due date would not have been collected at 31 December 2022, totals Euros 445,185 thousand (Euros 317,054 thousand at December, 2021). (15) Cash and Cash Equivalents Details of this caption of the consolidated balance sheet at 31 December 2022 and 2021 are as follows: 31/12/2022 31/12/2021 Current deposits 5 -- Cash in hand and at banks 547,974 655,493 Total cash and cash equivalents recognized in the balance sheet 547,979 655,493 Restricted cash -- 2,020,118 Total cash and cash equivalents recognized in the statement of cash flows 547,979 2,675,611 Thousands of Euros As mentioned in note 20, during 2021 the Group issued a bond in two tranches for amounts of Euros 1,400 million and US Dollars 705 million. These funds were held in an escrow account and were released once the transaction with Tiancheng (Germany) Pharmaceutical Holdings AG, whose current corporate name is Grifols Biotest Holdings GmbH, became effective.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 56 (16) Equity Details of consolidated equity and movement are shown in the consolidated statement of changes in equity. (a) Share capital At 31 December 2022 and 2021, the Company’s share capital amounts to Euros 119,603,705 and comprises: x Class A shares: 426,129,798 ordinary shares of Euros 0.25 par value each, subscribed and fully paid and of the same class and series. x Class B shares: 261,425,110 non-voting preference shares of 0.05 Euros par value each, of the same class and series, and with the preferential rights set forth in the Company’s by-laws. The main characteristics of the Class B shares are as follows: x Each Class B share entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each year equal to Euros 0.01 per Class B share provided that the aggregate preferred dividend does not exceed the distributable profits of that year and, subject, according to the commercial law, to the approval of the distribution of dividends by the Company’s shareholders. This preferred dividend is not cumulative if sufficient distributable profits are not obtained in the period. x Each Class B share is entitled to receive, in addition to the above-mentioned preferred dividend, the same dividends and other distributions as for one Grifols ordinary share. x Each Class B share entitles the holder to its redemption under certain circumstances, if a takeover bid for all or part of the shares in the Company has been made, except if holders of Class B shares have been entitled to participate in the bid on the same terms as holders of Class A shares. The redemption terms and conditions reflected in the Company’s by-laws limit the amount that may be redeemed, requiring that sufficient distributable reserves be available, and limit the percentage of shares to be redeemed in line with the ordinary shares to which the bid is addressed. x In the event the Company were to be wound up and liquidated, each Class B share entitles the holder to receive, before any amounts are paid to holders of ordinary shares, an amount equal to the sum of (i) the par value of the Class B share, and (ii) the share premium paid for the Class B share when it was subscribed. In addition to the Class B liquidation preference amount, each holder is entitled to receive the same liquidation amount that is paid for each ordinary share. These shares are freely transferable. Since 23 July 2012 the ADSs (American Depositary Shares) representing Grifols’ Class B shares (non-voting shares) have had an exchange ratio of 1:1 in relation to Class B shares, ie.1 ADS represents 1 Class B share. The previous rate was 2 ADS per 1 Class B share. The Company’s knowledge of its shareholders is based on information provided voluntarily or in compliance with applicable legislation. According to the information available to the Company, there are no interests representing more than 10% of the Company’s total capital at 31 December 2022 and 2021. At 31 December 2022 and 2021, the number of outstanding shares is equal to the total number of Company shares, less treasury stock.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in outstanding shares during 2022 is as follows:

	Reference	Class A shares	Class B shares
Balance at 1 January 2022		422,185,368	256,354,580
(Acquisition) / disposal of treasury stock	Note 16 (d)	--	(129,254)
Balance at 31 December 2022		422,185,368	256,225,326

Movement in outstanding shares during 2021 is as follows:

	Reference	Class A shares	Class B shares
Balance at 1 January 2021		426,129,798	258,412,946
(Acquisition) / disposal of treasury stock	Note 16 (d)	(3,944,430)	(2,058,366)
Balance at 31 December 2021		422,185,368	256,354,580

(b) Share premium

Movement in the share premium is described in the consolidated statement of changes in equity, which forms an integral part of this note to the consolidated annual accounts.

(c) Reserves

The drawdown of accumulated gains is subject to legislation applicable to each of the Group companies.

At 31 December 2022, Euros 18.908 thousand equivalent to the carrying amount of development costs pending amortization of certain Spanish companies (Euros 29,486 thousand at 31 December 2021) are, in accordance with applicable legislation, a distribution limitation until these development costs have been amortized.

The movement in this caption of the consolidated balance sheet during the years ended at 31 December 2022, 2021 and 2020 is reflected in the consolidated statement of changes in equity, the most significant movements being detailed below:

On 30 March 2020, the share exchange agreement was closed and Grifols received SRAAS shares corresponding to 26.2% of its share capital. Therefore, Grifols became the largest shareholder of SRAAS, while maintaining operational, voting and economic control of GDS (see notes 10 and 18). This transaction generated an impact of Euros 408 million on reserves.

Legal reserve

Companies in Spain are obliged to transfer 10% of each year's profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase.

At 31 December 2022 and 2021 the legal reserve of the Parent amounts to Euros 23,921 thousand which corresponds to 20% of the share capital.

Distribution of the legal reserves of Spanish companies is subject to the same restrictions as those of the Company and at 31 December 2022 and 2021 the balance of the legal reserve of other Spanish companies amounts to Euros 2,066 thousand.

57

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 58 Other foreign Group companies have a legal reserve amounting to Euros 4,137 thousand at 31 December 2022 (Euros 3,805 thousand at 31 December 2021). Hedging reserve The hedging reserve includes the cash flow hedge reserve and the costs of hedging reserve, see note 4(i) for details. The cash flow hedge reserve is used to recognise the effective portion of gains or losses on derivatives that are designated and qualify as cash flow hedges, as described in note 29. The group defers the changes in the forward element of forward contracts and the time value of option contracts in the costs of hedging reserve. (d) Treasury stock The Parent held Class A and B treasury stock equivalent to 1.3% of its capital at 31 December 2022 (1.3% of its capital in Class A and B treasury stock at 31 December 2021). Treasury stock Class A Movement in Class A treasury stock during the year ended 31 December 2022 is as follows: No. of Class A shares Thousands of Euros Balance at 1 January 2022 3,944,430 89,959 Disposal Class A shares -- -- Balance at 31 December 2022 3,944,430 89,959 Movement in Class A treasury stock during the year ended 31 December 2021 is as follows: No. of Class A shares Thousands of Euros Balance at 1 January 2021 -- -- Disposal Class A shares -- -- Acquisition Class A shares 3,944,430 89,959 Balance at 31 December 2021 3,944,430 89,959 At the meeting held on 11 March 2021, the Board of Directors agreed to implement a program to buy back Grifols' treasury stock for the purpose of using it as consideration in possible future acquisitions. This Buyback Program began on 12 March 2021 and has been in force until 14 June 2021 and its execution was entrusted to an independent bank.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 59 Treasury stock Class B Movement in Class B treasury stock during 2022 was as follows: No. of Class B shares Thousands of Euros Balance at 1 January 2022 5,070,530 74,230 Disposal Class B shares (370,746) (5,428) Acquisition Class B shares 500,000 3,459 Balance at 31 December 2022 5,199,784 72,261 Movement in Class B treasury stock during 2021 is as follows: No. of Class B shares Thousands of Euros Balance at 1 January 2021 3,012,164 43,734 Disposal Class B shares (361,530) (5,248) Acquisition Class B shares 2,419,896 35,744 Balance at 31 December 2021 5,070,530 74,230 In March 2022, the Group delivered 370,746 treasury stocks (Class B shares) to eligible employees as compensation under the Restricted Share Unit Retention Plan. In March 2021, the Group delivered 361,530 treasury stocks (Class B shares) to eligible employees as compensation under the Restricted Share Unit Retention Plan. (e) Distribution of profit and dividends The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders at their general meetings. The proposed distribution of profit of the Parent Grifols, S.A. for the years ended 31 December 2022, and the distribution of profit approved for 2021, presented at the general meeting held on 10 June 2022, is as follows: 31/12/2022 31/12/2021 Voluntary reserve (266,296) (140,728) Profit of the Parent (266,296) (140,728) Thousands of Euros The distribution of profit corresponding to the year ended 31 December 2022 and 2021 are presented in the statement of changes in consolidated equity. During 2022 no dividend has been paid.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 60 The following dividends were paid in 2021: At the general meeting held on 21 May 2021 the shareholders of Grifols S.A. approved the distribution of a preferred dividend of Euros 0.01 for every Class B non-voting share, together with the approval of an ordinary dividend of Euros 0.36 for Class A and Class B share charged to voluntary reserves of the Company for an amount of Euros 247,520 thousand. During 2022 and 2021 no interim dividend has been paid. (f) Restricted Share Unit Retention Plan The Group has set up a Restricted Share Unit Retention Plan (hereinafter RSU Plan) for certain employees (see note 28). This commitment will be settled using equity instruments and the cumulative accrual amounts to Euros 7,304 thousand at 31 December 2022 (Euros 9,838 thousand at 31 December 2021). (17) Earnings Per Share (a) Basic Earnings per share The calculation of basic earnings per share is based on the profit for the year attributable to the shareholders of the Parent divided by the weighted average number of ordinary shares in circulation throughout the year, excluding treasury stock. Details of the calculation of basic earnings per share are as follows: 31/12/2022 31/12/2021 31/12/2020 Profit for the year attributable to shareholders of the Parent (Thousands of Euros) 208,279 188,726 618,546 Weighted average number of ordinary shares outstanding 679,805,142 681,556,937 685,515,740 Basic earnings per share (Euros per share) 0.31 0.28 0.90 Thousands of Euros % of par value Euros per share Thousands of Euros Ordinary shares 146% 0.36 154,005 Non-voting shares 729% 0.36 93,515 Non-voting shares (preferred dividend) 20% 0.01 2,614 Total dividends paid 250,134 31/12/2021

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 61 The weighted average number of ordinary shares outstanding (basic) is as follows: 31/12/2022 31/12/2021 31/12/2020 Issued shares outstanding at 1 January 679,598,330 685,601,126 685,198,238 Effect of shares issued -- -- -- Effect of treasury stock 206,812 (4,044,189) 317,502 Weighted average number of ordinary shares outstanding (basic) at 31 December 679,805,142 681,556,937 685,515,740 Number of shares (b) Diluted Earnings per share Diluted earnings per share are calculated by dividing profit for the year attributable to shareholders of the Parent by the weighted average number of ordinary shares in circulation considering the diluting effects of potential ordinary shares. The RSU Plan granted by the Group and payable in shares, assumes the existence of dilutive potential shares. Diluted earnings per share have been calculated as follows: 31/12/2022 31/12/2021 31/12/2020 Profit for the year attributable to shareholders of the Parent (Thousands of Euros) 208,279 188,726 618,546 Weighted average number of ordinary shares outstanding (diluted) 679,292,729 681,404,922 685,142,749 Diluted earnings per share (Euros per share) 0.31 0.28 0.90 Thousands of Euros The weighted average number of ordinary shares outstanding diluted has been calculated as follows: 31/12/2022 31/12/2021 31/12/2020 Ordinary shares outstanding at 1 January 679,598,330 685,601,126 685,198,238 Shares committed under RSU plan (512,413) (152,015) (372,991) Effect of shares issued -- -- -- Effect of treasury stock 206,812 (4,044,189) 317,502 Weighted average number of ordinary shares outstanding (diluted) at 31 December 679,292,729 681,404,922 685,142,749 Number of shares

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(18) Non-Controlling Interests

Details of non-controlling interests and movement at 31 December 2022 are as follows:

	Reference	Balance at 31/12/2021	Additions	Business combinations / Perimeter additions	Other movements	Translation differences	Balance at 31/12/2022
				Thousands of Euros			
Grifols (Thailand) Pte Ltd		4,417	282	--	(23)	103	4,779
Grifols Malaysia Sdn Bhd		3,059	593	--	--	11	3,663
Araclon Biotech, S.A.		240	(833)	--	--	--	(593)
VCN Bioscience, S.L		97	0	--	(97)	--	0
Kiro Grifols, S.L.		284	(312)	--	3	--	(25)
Haema AG		233,542	(4,858)	--	--	--	228,684
BPC Plasma, Inc		305,276	30,086	--	--	19,140	354,502
Grifols Diagnostics Solutions Inc.		1,234,850	46,719	--	111	71,994	1,353,674
Plasmavita Healthcare		11,724	(1,590)	--	--	--	10,134
Haema Plasma Kft		--	(4,074)	17,080	--	(1,067)	11,939
G Pyrenees Research Cntr		--	(7)	1	--	--	(6)
Albimmune SL		--	(742)	1	--	--	(741)
Biotest AG	Note 3	--	(2,397)	356,386	8	7,599	361,596
		1,793,489	62,867	373,468	2	97,780	2,327,606

On 25 April 2022, the Group acquired 70.18% of the shares in Biotest AG. Consequently, the information relating to Biotest, AG corresponds to the period from 1 May to 31 December 2022.

Details of non-controlling interests and movement at 31 December 2021 are as follows:

	Balance at 31/12/2020	Additions	Business combinations / Perimeter additions	Dividends paid	Translation differences	Balance at 31/12/2021
			Thousands of Euros			
Grifols (Thailand) Pte Ltd	4,338	218	--	--	(139)	4,417
Grifols Malaysia Sdn Bhd	2,923	810	(843)	--	169	3,059
Araclon Biotech, S.A.	(1,088)	(1,119)	2,447	--	--	240
VCN Bioscience, S.L	316	(219)	--	--	--	97
Kiro Grifols , S.L.	598	(314)	--	--	--	284
Haema AG	231,284	2,258	--	--	--	233,542
BPC Plasma, Inc (formerly Biotest US Corporation)	274,995	8,014	--	--	22,267	305,276
Grifols Diagnostic Solutions, Inc.	1,087,632	65,894	--	(6,503)	87,827	1,234,850
Plasmavita Healthcare	10,665	1,059	--	--	--	11,724
	1,611,663	76,601	1,604	(6,503)	110,124	1,793,489

62

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

At 31 December 2022 and 2021, the main items of the statement of financial positions of the most significant non-controlling interests are as follows:

	Thousands of Euros 31/12/2022				Thousands of Euros 31/12/2021		
	Biotest, AG	Grupo GDS	Haema AG	BPC Plasma, Inc	Grupo GDS	Haema AG	BPC Plasma, Inc
Non-current assets	585,282	4,175,839	126,051	345,906	3,796,855	121,309	263,921
Current assets	619,513	286,153	40,308	30,242	291,371	57,985	74,206
Total Assets	1,204,795	4,461,992	166,359	376,148	4,088,226	179,294	338,127
Non-current liabilities	701,613	292,416	19,673	54,131	278,620	27,137	53,715
Current liabilities	130,193	93,474	72,675	60,638	91,299	84,117	83,592
Total Liabilities	831,806	385,890	92,348	114,769	369,919	111,254	137,307
Total equity	372,989	4,076,102	74,011	261,379	3,718,307	68,040	200,820
Profit/(loss) for the year	(16,036)	140,678	5,972	48,132	198,416	8,100	34,333

Detail of cash flows of the most significant non-controlling interests is as follows:

	Thousands of Euros 31/12/2022		31/12/2021
	Biotest, AG	GDS Group	GDS Group
Net cash flows from operating activities	(39,881)	220,566	274,202
Net cash flows from investing activities	(29,358)	(222,612)	(247,441)
Net cash flows from financing activities	91,219	1,914	(26,682)
	21,980	(132)	79

(19) Provisions

Details of provisions at 31 December 2022 and 2021 are as follows:

	Thousands of Euros 31/12/2022	31/12/2021
Provisions for pensions and similar obligations (a)	94,071	6,717
Other provisions	15,992	17,405
Non-current provisions	110,063	24,122
Trade provisions	56,339	31,407
Current provisions	56,339	31,407

63

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 64 The movement in non-current and current provisions is as follows: Reference 31/12/2022 31/12/2021 31/12/2020 Opening balance 55,529 38,446 61,139 Business combinations Note 3 138,476 32 954 Net charges 12,588 15,664 414 Net reversal -- -- (21,998) Net cancellations (9,091) (794) (422) Transfers (33,575) (673) 468 Translation differences 2,475 2,854 (2,109) Closing balance 166,402 55,529 38,446 Thousands of Euros (a) Pension plan At 31 December 2022, 2021 and 2020, the balance of provisions for pensions and similar mainly includes a provisions made by the Biotest Group in relation to retirement benefit obligations and foreign personal commitments with employment. Benefits are based on the employee’s length of service and salary. Retirement benefit obligations relate mainly to employees of the Group’s German companies. Similar obligations are foreign obligations payable in a lump sum on retirement and obligations of the Biotest pension savings plan. These plans are voluntary pension plans not subject to statutory or legal obligations. The amount of the pension obligations is mainly dependent on interest rate movements and the life expectancy of the participants. Assets of Euros 5,676 thousand were held by a trustee, company of the group, in financial year 2022 under a contractual trust arrangement (CTA) as external insolvency insurance for portions of the occupational pension scheme. Since the transferred funds qualify as plan assets in accordance with IAS 19, provisions for pensions and similar obligations were netted with the transferred assets. As a result, provisions for pensions and similar obligations were reduced accordingly. At 31 December 2022, the net defined benefit liability of the Biotest Group comprises the following: Thousands of Euros Net present value of defined benefit obligations 31/12/2022 From pension plans 80,445 From similar obligations 11,046 91,491 Fair value of plan assets For pension plans (4,222) For similar obligations (1,454) (5,676) Net defined benefit liability From pension plans 76,223 From similar obligations 9,592 85,815

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 65 The costs for the defined benefit plans consist of the following components: Thousands of Euros 31/12/2022 Current service cost 3,517 Net interest expenses 766 Total expenses recognised in profit and loss 4,283 Actuarial losses due to experience adjustments 1,294 Actuarial gains due to changes in financial assumptions (34,754) Actuarial gains from changes in demographic assumptions (6) Return on plan assets (excluding amounts included in net interest expense) 755 Revaluation recognised directly in other comprehensive income (32,711) Defined benefit costs (28,428) In financial year 2022, actuarial gains of Euros 32,711 thousand are recognised in other comprehensive income. Of this amount, Euros 34,754 thousand resulted from changes in actuarial assumptions, which is mainly due to the increase in the actuarial interest rate in the main plans in Germany from 1.1% to 3.9%. The following table shows the reconciliation of the net present value of the defined benefit obligation (DBO): Thousands of Euros 31/12/2022 Net present value of defined benefit obligation at 1 May 122,880 Current service cost 3,517 Interest expense 816 Expenses recognised in the statement of profit and loss 4,333 Actuarial losses due to experience adjustments 1,294 Actuarial gains due to changes in financial assumptions (34,754) Actuarial gains from changes in demographic assumptions (6) Revaluation recognised directly in other comprehensive income (33,466) Pension benefits paid (2,256) Net present value of defined benefit obligations at 31 December 91,491

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 66 The following table shows the reconciliation of the fair value of plan assets: Thousands of Euros 31/12/2022 Fair value of plan assets as of 1 May 4,560 Interest income 50 Income recognised in the consolidated statement of income 50 Return on plan assets (excluding amounts included in net interest expenses) (755) Revaluations recognised directly in the statement of comprehensive income (755) Contribution by the employer 1,821 Payments from plan assets -- Fair value of plan assets as of 31 December 5,676 The following payments are expected to be made in subsequent years based on the current pension obligations of the Biotest group: Thousands of Euros 31/12/2022 In the next 12 months 4,394 Between 2 and 5 years 21,629 Between 5 and 10 years 31,124 After 10 years 112,888 Total expected payments 170,035 The weighted average term of the defined benefit plans is 11.7 years as of 31 December 2022. Plan assets of the Biotest group were invested in the following asset classes as of the reporting date: Thousands of Euros 31/12/2022 Cash and cash equivalents 187 Financial investment 1,000 Fund shares 4,489 Total expected payments 5,676 The plan assets transferred to Biotest Vorsorge Trust e.V are invested in accordance with defined investment principles, whereby the maturity or termination option of the financial instruments must always be selected in such a way that the association can meet its payment obligations. In accordance with the investment principles, the assets can be invested in Euro time deposits as well as domestic government bonds, mortgage bonds or fund units in money market funds or corporate bonds, all in Euro. Loans can also be issued to the Biotest Group companies against the corresponding guarantees. A minimum rating of A- is required for all financial instruments. The expected contributions to plan assets amount to Euros 1,896 thousand.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 67 Of the provisions for pensions and similar obligations in the Biotest group, Euros 90,783 thousand relate to pension plans. The calculation of the pension plans is based on the following actuarial assumptions: 31/12/2022 Discount rate 3.9% Expected return on plan assets 1.1% Rate of increase for wages and salaries 3.4% Rate of interest for pensions 2.2% Employee turnover rate 3.0% Actuarial assumptions are mainly based on historical empirical values with the exception of the discount rate. The calculation was based on the published Heubeck 2018 G mortality tables. Under IAS 19.145, the effect of any possible changes to parameters for the underlying assumptions used to calculate the pension obligations must be disclosed in the sensitivity analysis. Only changes that are realistically expected to occur in the following financial year are to be considered. The actuarial rate of interest, salary trend, pension trend and life expectancy are regarded as material assumptions. These parameters are shown in the following overview together with information on the parameter changes and their impact on the net present value calculation as of 31 December 2022. Thousands of Euros Parameter change Impact on the pension obligation Rate of interest Increase by 50 basis points (4,906) Rate of interest Decrease by 50 basis points 5,414 Salary trend Increase by 50 basis points 171 Salary trend Decrease by 50 basis points (166) Pension trend Increase by 100 basis points 6,227 Pension trend Decrease by 100 basis points (5,310) Life expectancy Increase by one year 2,916 An amount of Euros 11,844 thousand was recognized as expense for defined contribution plans and is broken down as follows: Thousands of Euros 31/12/2022 Defined contribution plans of the Company 134 Employer contributions to statutory pension scheme 11,710 11,844

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 68 (20) Financial Liabilities This note provides information on the contractual conditions of the Group’s financial liabilities, which are measured at amortized cost, except for the financial derivatives that are valued at fair value. For further information on exposure to interest rate risk, currency risk and liquidity risk and the fair values of financial liabilities, please refer to note 29. Details at 31 December 2022 and 2021 are as follows: Financial liabilities Reference 31/12/2022 31/12/2021 Non-current bonds (a) 4,638,444 2,577,465 Senior secured debt (b) 3,419,058 3,296,025 Other loans (b) 336,530 480,836 Other non-current financial liabilities (c) 887,707 838,826 Non-current financial derivatives Note 29 4,003 -- Non-current lease liabilities Note 8 914,588 825,157 Loan transaction costs (239,768) (249,359) Total non-current financial liabilities 9,960,562 7,768,950 Current bonds (a) 150,512 2,270,474 Senior secured debt (b) 8,904 -- Other loans (b) 477,065 165,139 Other current financial liabilities (c) 113,680 43,234 Current financial derivatives Note 29 733 875 Current lease liabilities Note 8 102,356 48,567 Loan transaction costs (57,564) (89,998) Total current financial liabilities 795,686 2,438,291 Thousands of Euros (a) Senior Notes Detail of Senior Notes at 31 December 2022 are as follows: Thousands of Euros Issue date Company Nominal value Currency Annual coupon Maturity 18/04/2017 Grifols, S.A. 1,000,000 Euros 3.20% 2025 05/10/2021 Grifols Escrow Issuer S.A. 1,400,000 Euros 3.875% 2028 05/10/2021 Grifols Escrow Issuer S.A. 705,000 US dollar 4.750% 2028 15/11/2019 Grifols, S.A. 770,000 Euros 2.25% 2027 15/11/2019 Grifols, S.A. 905,000 Euros 1.625% 2025 Unsecured senior notes Secured senior notes The bonds issued by Grifols, S.A. in 2017 and 2019 were admitted to listing on the Irish Stock Exchange on the same issue date.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

On 5 October 2021, Grifols Escrow Issuer, S.A. closed the issuance of a senior unsecured corporate bond (Senior Unsecured Notes) in two tranches for amounts of Euros 1,400 million and US Dollars 705 million. Both tranches mature in 2028, accrue an annual coupon of 3.875% and 4.750%, respectively and are listed on the Irish Stock Exchange.

The proceeds from the bonds were used to finance the Euros 1100 million acquisition of the entire share capital of Tiancheng (Germany) Pharmaceutical Holdings AG, whose current corporate name is Grifols Biotest Holdings GmbH, which holds 89.88% of the ordinary shares of Biotest AG and 1.08% of the preferred shares. In addition, the proceeds will also be used to finance the voluntary public offering for the remaining ordinary and preferred shares of Biotest AG.

Details of movement in the Senior Notes at 31 December 2022 are as follows:

	Thousands of Euros			
	Opening outstanding balance 01/01/22	Cancellation	Exchange differences	Closing outstanding balance 31/12/22
Senior unsecured corporate notes 2017	1,000,000	--	--	1,000,000
Senior secured corporate notes 2019	1,675,000	(97,535)	--	1,577,465
Senior unsecured corporate notes Euros 2021	1,400,000	--	--	1,400,000
Senior unsecured corporate notes US Dollars 2021	622,462	--	38,517	660,979
	4,697,462	(97,535)	38,517	4,638,444

On 2 December 2021, Grifols, S.A. announced a repurchase offer for the same price plus unpaid accrued interests of the mentioned bonds, up to the equivalent in Euros of US Dollars 110,317 thousand. The agreement with the bondholders was closed in January 2022.

Details of movement in the Senior Notes at 31 December 2021 are as follows:

	Thousands of Euros			
	Opening outstanding balance 01/01/21	Issue	Exchange differences	Closing outstanding balance 31/12/21
Senior unsecured corporate notes 2017	1,000,000	--	--	1,000,000
Senior secured corporate notes 2019	1,675,000	--	--	1,675,000
Senior unsecured corporate notes Euros 2021	--	1,400,000	--	1,400,000
Senior unsecured corporate notes US Dollars 2021	--	598,970	23,492	622,462
	2,675,000	1,998,970	23,492	4,697,462

At 31 December 2022 and 2021 the current obligations caption includes the issue of bearer promissory notes to Group employees, as follows:

69

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 70 31/12/2022 31/12/2021 Issue date 04/05/2022 04/05/2021 Maturity date 04/05/2023 04/05/2022 Nominal amount of promissory notes (Euros) 3,000 3,000 Interest rate 3.00% 2.50% Promissory Notes subscribed 120,054 119,325 Buy-backs or redemptions (1,938) (1,740) Interest pending accrual (1,176) (975) Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b) Loans and borrowings

Details of loans and borrowings at 31 December 2022 and 2021 are as follows:

					Thousands of Euros			
					31/12/2022		31/12/2021	
Credit	Currency	Interest rate	Date awarded	Maturity date	Amount extended	Carrying amount	Amount extended	Carrying amount
Senior debt - Tranche B	Euros	Euribor + 2.25%	15/11/2019	15/11/2027	1,360,000	1,255,285	1,360,000	1,258,554
Senior debt - Tranche B	US Dollars	Libor + 2.00%	15/11/2019	15/11/2027	2,343,896	2,163,773	2,227,171	2,037,471
Total senior debt					3,703,896	3,419,058	3,587,171	3,296,025
EIB Loan	Euros	2.40%	20/11/2015	20/11/2025	100,000	21,250	100,000	31,875
EIB Loan	Euros	2.02%	22/12/2017	22/12/2027	85,000	42,500	85,000	53,125
EIB Loan	Euros	2.15%	25/09/2018	25/09/2028	85,000	53,125	85,000	63,750
Total EIB Loan					270,000	116,875	270,000	148,750
Revolving Credit	US Dollars	Libor + 1.5%	15/11/2019	15/11/2025	937,559	--	882,924	330,000
Total Revolving Credit					937,559	--	882,924	330,000
Other non-current loans	Euros	1.76% - Euribor + 6.70%			235,000	219,655	10,000	2,086
Loan transaction costs					--	(163,476)	--	(197,703)
Non-current loans and borrowings					**5,146,455**	**3,592,112**	**4,750,095**	**3,579,158**

71

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 72 Credit Currency Interest rate Date awarded Maturity date Amount extended Carrying amount Amount extended Carrying amount Senior debt - Tranche B Euros Euribor + 2.25% 15/11/2019 15/11/2027 (*) 3,269 (*) -- Senior debt - Tranche B US Dollars Libor + 2.00% 15/11/2019 15/11/2027 (*) 5,635 (*) -- Total senior debt -- 8,904 -- -- EIB Loan Euros 2.40% 20/11/2015 20/11/2025 (*) 10,625 (*) 10,625 EIB Loan Euros 2.02% 22/12/2017 22/12/2027 (*) 21,250 (*) 21,250 Total EIB Loan -- 31,875 -- 31,875 Other current loans 0.10% - 3.75% 481,163 445,190 211,901 133,265 Loan transaction costs -- (36,559) -- (37,245) Current loans and borrowings 481,163 449,410 211,901 127,895 (*) See amount granted under non-current debt 31/12/2022 31/12/2021 Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 73 Current loans and borrowings include accrued interest amounting to Euros 12,592 thousand at 31 December 2022 (Euros 7,682 thousand at 31 December 2021). Between 2015 and 2018, the Group arranged three long-term loans with the European Investment Bank totaling Euros 270,000 thousand (divided into two loans of Euros 85,000 thousand and one loan of Euros 100,000 thousand) to support its investments in R&D, mainly focused on the search for new therapeutic indications for plasma-derived protein therapies. The financial terms include a fixed interest rate, a maturity of 10 years with a grace period of 2 years. At 31 December 2022, the carrying amount of the loans obtained from the European Investment Bank amounts to Euros 148,750 thousand (Euros 180,625 thousand at 31 December 2021). Senior Secured debt The Senior Secured debt consists of an eight-year loan divided into two tranches: US Tranche B and Tranche B in Euros. The terms and conditions of both tranches are as follows: ƒ US Dollar Tranche B: x Original principal amount of US Dollars 2,500 million. x Applicable margin of 200 basis points (bp) pegged to US Libor. x Quasi-bullet repayment structure. x Maturity in 2027. ƒ Tranche B in Euros: x Original principal amount of Euros 1,360 million. x Applicable margin of 225 basis points (bp) pegged to Euribor. x Quasi-bullet repayment structure. x Maturity in 2027. Details of Tranche B by maturity at 31 December 2022 are as follows: Currency Principal in Thousands of US Dollars Principal in Thousands of Euros Currency Principal in Thousands of Euros Maturity 2023 US Dollars 6,015 5,635 Euros 3,269 2024 US Dollars 24,058 22,557 Euros 13,076 2025 US Dollars 24,058 22,557 Euros 13,076 2026 US Dollars 24,058 22,557 Euros 13,076 2027 US Dollars 2,235,700 2,096,101 Euros 1,216,058 Total US Dollars 2,313,889 2,169,407 Euros 1,258,555 US Tranche B Tranche B in Euros The borrowers of the total Senior secured debt are Grifols, S.A. and Grifols Worldwide Operations USA, Inc. At 31 December 2021, the Group redeemed in advance an amount of Euros 74,246 thousand from Tranche B in Euros and Euros 124,798 thousand from Tranche B in US Dollars, using part of the amount received from GIC (sovereign wealth fund in Singapore). Revolving credit facility On 7 May 2020, the Group concluded the upsize of the multi-currency revolving credit facility from US Dollars 500 million to US Dollars 1,000 million with maturity in 2025 and an applicable margin of 150 basis points (bp) pegged to US Libor.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 74 Movement in the Revolving Credit Facility is as follows: 31/12/2022 31/12/2021 Drawn opening balance 330,000 0 Drawdowns 591,537 829,636 Repayments (916,958) (525,979) Translation differences (4,579) 26,343 Drawn closing balance 0 330,000 Thousands of Euros The costs of refinancing the revolving credit facility in 2020 amounted to Euros 9.3 million. Guarantors The Notes, the Senior Term Loans and the Revolving Loans are secured by Grifols, S.A. and certain significant subsidiaries of Grifols, S.A., which together with Grifols, S.A., represent, in the aggregate, at least 60% of the consolidated EBITDA of the Group. The Notes are guaranteed on a senior secured basis by subsidiaries of Grifols, S.A. that are guarantors and co-borrower under the New Credit Facilities. The guarantors are Grifols Worldwide Operations Limited, Grifols Biologicals Inc., Grifols Shared Services North America, Inc., Grifols Therapeutics, Inc., Instituto Grifols, S.A., Grifols Worldwide Operations USA, Inc., Grifols USA, Llc. and Grifols International, S.A. (c) Other financial liabilities Details of other financial liabilities at 31 December 2022 and 2021 are as follows: Other financial liabilities Reference 31/12/2022 31/12/2021 Non-current debt with GIC (sovereign wealth fund in Singapore) (i) 833,664 829,937 Non-current preferential loans 4,943 7,029 Other non-current financial liabilities (iii) 49,100 1,860 Total other non-current financial liabilities 887,707 838,826 Current debt with GIC (sovereign wealth fund in Singapore) (i) 86,284 -- Current preferential loans 1,633 2,607 Outstanding payments of acquisitions (ii) -- 39,075 Other current financial liabilities (iii) 25,763 1,552 Total other current financial liabilities 113,680 43,234 Thousands of Euros (i) Debt with GIC – Singapore sovereign wealth fund In November 2021 approval was received from the pertinent authorities to close the agreement with GIC (Sovereign Fund of Singapore), announced in June 2021, whereby the Group received an amount of US Dollars 990 million in exchange for 10 ordinary Class B shares in Biomat USA and nine ordinary Class B shares in a new sub-holding, Biomat Newco, created for this purpose.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 75 The main terms and conditions of the agreement with GIC were: x The distribution of annual preferential dividends to GIC equivalent to US Dollar 4,168 thousand per share, following majority approval of the Board of Directors of Biomat USA and Biomat Newco; x The redemption right with respect to Class B stock for US Dollars 52,105 thousand per share, is subject to unilateral approval of the Class B stockholders (with one share annually redeemable starting as of 31 December 2022). At 31 December 2022 no shares have been redeemed. x From 1 December 2036, holders of Class B shares of Biomat USA will have the right to request Biomat USA to redeem up to the total of the Class B shares they hold at a value of US Dollars 52,105,263.16 per share. Class B shareholders of Biomat Newco will have the same right with respect to Biomat Newco. x In the event that the dividends or the annual redemption at Biomat USA or Biomat NewCo, where applicable, is not approved, is partially paid, or is otherwise not paid, GIC holds the right to obtain in exchange thereof an undetermined number of shares among the following alternatives (i) an additional number of shares in Biomat USA, in lieu of the non-payment occurred at Biomat USA, (ii) an additional number of shares in Biomat NewCo, in lieu of the non-payment occurred at Biomat NewCo; or (iii) a number of ADRs of Grifols, S.A. in lieu of either (i) or (ii). x Grifols holds the right to redeem all of the Class B stock from the fifth year onwards; x In the event of liquidation of Biomat USA and Biomat Newco, GIC shall have the right to the preferential liquidation of US Dollars 52,105 thousand per share, but shall not have any rights over the liquidation of net assets of these companies. Current debt with GIC includes Euros 37,432 thousand of accrued interests plus Euros 48,852 thousand related to the share redemption right. Grifols did not have the discretional right to avoid payment in cash and therefore, the instrument was recorded as a financial liability at 31 December 2022 and at 31 December 2021. The Group does not lose control of Biomat USA and continues overseeing all aspects of the Biomat Group’s administration and operations. (ii) Outstanding payments of acquisitions At 31 December 2021, the balance corresponded to the outstanding amount payable relating to the Gigagen, Inc. acquisition (see note 3). (iii) Other non-current and current financial liabilities At 31 December 2022, “other non-current financial liabilities” include mainly an unsecured long-term loan in the amount of Euros 44.3 million and a repayment obligation arising from a supply contract amounting to Euros 5.9 million, both corresponding to Biotest, AG, a company acquired by the Group on 25 April 2022 (see note 3). At 31 December 2022, “other current financial liabilities” include mainly distributor commission liabilities of Euros 15.5 million corresponding to Biotest, AG, a company acquired by the Group on 25 April 2022 (see note 3).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of the maturity of other financial liabilities are as follows:

	Thousands of Euros	
	31/12/2022	**31/12/2021**
Maturity at:		
Up to one year	113,680	43,234
Two years	54,506	88,144
Three years	50,086	88,947
Four years	50,408	89,027
Five years	49,483	88,871
Over five years	683,224	483,837
	1,001,387	882,060

(d) Changes in liabilities derived from financing activities

	Reference	Thousands of Euros				
		Bonds	Senior Secured debt & Other loans	Finance lease liabilities	Other financial liabilities	Total
Carrying amount at 1 January 2020		2,677,202	3,687,739	740,690	101,749	7,207,380
New financing		116,352	--	--	--	116,352
Refunds		(105,564)	(66,047)	(79,037)	(22,681)	(273,329)
Interest accrued		81,880	124,840	35,084	2,073	243,877
Other movements		--	(10,468)	88,867	4,837	83,236
Interest paid/received		(60,355)	(95,433)	--	--	(155,788)
Business combinations	Note 3	--	--	--	34,778	34,778
Foreign exchange differences		--	(172,246)	(52,105)	(5,443)	(229,794)
Balance at 31 December 2020		2,709,515	3,468,385	733,499	115,313	7,026,712
New financing		2,126,979	329,555	--	829,937	3,286,471
Refunds		(114,480)	(266,659)	(82,692)	(3,507)	(467,338)
Interest accrued		100,948	130,327	35,786	2,165	269,226
Other movements		(33,920)	5,445	135,697	729	107,951
Interest paid/received		(64,031)	(91,089)	--	--	(155,120)
Business combinations	Note 3	--	--	--	(64,749)	(64,749)
Foreign exchange differences		18,523	131,084	51,434	3,047	204,088
Balance at December 31, 2021		4,743,534	3,707,048	873,724	882,935	10,207,241
New financing		112,557	990,537	--	16,448	1,119,542
Refunds		(217,058)	(944,386)	(104,287)	(15,685)	(1,281,416)
Interest accrued		176,317	206,901	43,640	84,586	511,444
Other movements		744	(744)	123,792	--	123,792
Interest paid/received		(150,595)	(156,461)	--	(43,331)	(350,387)
Business combinations	Note 3	(1,804)	121,597	30,290	31,016	181,099
Foreign exchange differences		27,965	117,029	49,785	50,154	244,933
Balance at 31 December 2022		4,691,660	4,041,521	1,016,944	1,006,123	10,756,248

76

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 77 (21) Trade and Other Payables Details are as follows: 31/12/2022 31/12/2021 Suppliers 731,918 628,992 VAT payable 11,133 13,011 Taxation authorities, withholdings payable 7,986 7,267 Social security payable 23,627 39,191 Other public entities 71,984 92,365 Other payables 114,730 151,834 Current income tax liabilities 15,687 4,516 862,335 785,342 Thousands of Euros Suppliers Details of balances with related parties are shown in note 30. The Group’s exposure to currency risk and liquidity risk associated with trade and other payables is described in note 29. In accordance with the provision of Law 18/2022 that amends Law 15/2010 of 5 July, for fiscal years 2022 and 2021 information concerning the average payment period to suppliers is included. Information concerning the average payment period to suppliers is as follows: 31/12/2022 31/12/2021 Average payment period to suppliers 69.03 68.35 Paid invoices ratio 70.06 69.4 Outstanding invoices ratio 62.29 61.96 31/12/2022 31/12/2021 Total invoices paid 656,465 669,899 Total outstanding invoices 100,302 104,804 Days Thousands of Euros Information concerning invoices paid in a period of less than the established by the Law is as follows: 31/12/2022 31/12/2021 Monetary volume paid in euros (thousands of Euros) 250,490 251,127 Percentage of total monetary payments to suppliers 38.16% 37.49% Number of paid invoices 23,274 21,724 Percentage of the total number of invoices paid to suppliers 25.98% 23.84% Days

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(22) Other Current Liabilities

Details at 31 December are as follows:

	Thousands of Euros	
	31/12/2022	31/12/2021
Salaries payable	199,584	175,710
Other payables	4,069	23
Deferred income	27,642	32,970
Advances received	10,192	10,569
Other current liabilities	241,487	219,272

At 31 December 2022, and 31 December 2021, the advances received are contract liabilities relate to unperformed performance obligations for which Grifols has received a consideration from the customer.

(23) Net Revenues

Net revenues are mainly generated from the sale of goods.

The distribution of net consolidated revenues for 2022, 2021 and 2020 by segment is as follows:

	Thousands of Euros		
	31/12/2022	31/12/2021 (*)	31/12/2020 (*)
Biopharma	5,005,382	3,814,983	4,242,502
Diagnostic	671,292	779,108	775,889
Bio supplies	146,076	115,811	133,221
Others	250,165	266,461	222,521
Intersegments	(8,948)	(43,245)	(34,095)
	6,063,967	4,933,118	5,340,038

* As a consequence of the review of transactions and balances allocations by segments, the comparative figures for the fiscal year 2021 and 2020 have been adjusted accordingly.

The geographical distribution of net consolidated revenues is as follows:

	Thousands of Euros		
	31/12/2022	31/12/2021	31/12/2020
USA and Canada	3,855,607	3,154,549	3,599,746
Spain	320,631	362,407	339,169
European Union	711,579	544,042	495,323
Rest of the world	1,176,150	872,120	905,800
Consolidated	6,063,967	4,933,118	5,340,038

78

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of discounts and other reductions in gross income are as follows:

	Thousands of Euros		
	31/12/2022	31/12/2021	31/12/2020
Gross sales	7,720,463	6,234,277	6,806,005
Chargebacks	(1,402,218)	(1,101,896)	(1,247,153)
Cash discounts	(76,547)	(60,019)	(68,912)
Volume rebates	(66,280)	(49,043)	(57,858)
Medicare and Medicaid	(64,438)	(53,440)	(61,089)
Other discounts	(47,013)	(36,761)	(30,955)
Net sales	6,063,967	4,933,118	5,340,038

Movement in discounts and other reductions in gross income during 2022 is as follows:

	Thousands of Euros					
	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total
Balance at 31 December 2021	159,846	5,701	21,246	25,614	10,585	222,992
Current estimate related to sales made in current and previous periods	1,402,218	76,547	66,280	64,438	47,013	1,656,496 (1)
(Actual returns or credits in current period related to sales made in current period)	(1,196,670)	(69,960)	(43,494)	(43,332)	(28,818)	(1,382,274) (2)
(Actual returns or credits in current period related to sales made in prior periods)	(109,726)	(6,442)	(21,501)	(21,271)	(2,935)	(161,875) (3)
Translation differences	8,845	338	1,034	1,587	138	11,942
Balance at 31 December 2022	**264,513**	**6,184**	**23,565**	**27,036**	**25,983**	**347,281**

(1) Net impact in income statement: estimate for the current year plus prior years' adjustments. Adjustments made during the year corresponding to prior years' estimates have not been significant.

(2) Amounts credited and posted against provisions for current period

(3) Amounts credited and posted against provisions for prior period

79

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in discounts and other reductions to gross income during 2021 was as follows:

	Thousands of Euros						
	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total	
Balance at 31 December 2020	190,869	6,795	29,670	28,451	11,763	267,548	
Current estimate related to sales made in current and previous periods	1,101,896	60,019	49,043	53,440	36,761	1,301,159	(1)
(Actual returns or credits in current period related to sales made in current period)	(1,080,304)	(54,554)	(29,617)	(42,890)	(27,036)	(1,234,401)	(2)
(Actual returns or credits in current period related to sales made in prior periods)	(65,681)	(6,964)	(29,304)	(15,422)	(11,057)	(128,428)	(3)
Translation differences	13,066	405	1,454	2,035	154	17,114	
Balance at 31 December 2021	**159,846**	**5,701**	**21,246**	**25,614**	**10,585**	**222,992**	

Movement in discounts and other reductions to gross income during 2020 was as follows:

	Thousands of Euros						
	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total	
Balance at 31 December 2019	90,488	5,897	28,705	18,911	15,071	159,072	
Current estimate related to sales made in current and previous periods	1,247,153	68,912	57,858	61,089	30,955	1,465,967	(1)
(Actual returns or credits in current period related to sales made in current period)	(1,033,053)	(61,387)	(27,798)	(34,564)	(30,509)	(1,187,311)	(2)
(Actual returns or credits in current period related to sales made in prior periods)	(97,504)	(6,030)	(26,481)	(14,526)	(3,615)	(148,156)	(3)
Translation differences	(16,215)	(597)	(2,614)	(2,459)	(139)	(22,024)	
Balance at 31 December 2020	**190,869**	**6,795**	**29,670**	**28,451**	**11,763**	**267,548**	

(24) Personnel Expenses

Details of personnel expenses by function are as follows:

	Thousands of Euros		
	31/12/2022	**31/12/2021**	**31/12/2020**
Cost of sales	1,343,991	999,347	1,058,132
Research and development	159,766	138,629	110,682
Selling, general & administration expenses	472,413	401,390	383,851
	1,976,170	1,539,366	1,552,665

80

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details by nature are as follows:

		Thousands of Euros		
	Reference	31/12/2022	31/12/2021	31/12/2020
Wages and salaries		1,600,617	1,231,812	1,234,761
Contributions to pension plans	Note 28	40,994	31,757	33,226
Other social charges		33,506	27,387	27,462
Social Security		301,053	248,410	257,216
		1,976,170	1,539,366	1,552,665

The average headcount during 2022 and 2021, by department, was approximately as follows:

	Average headcount	
	31/12/2022	31/12/2021
Manufacturing	19,180	17,006
R&D - technical area	1,160	1,083
Administration and others	1,730	1,615
General management	285	326
Marketing	181	201
Sales and Distribution	1,376	1,279
	23,912	21,510

The headcount of the Group employees and the Company's directors at 31 December 2021, by gender, was as follows:

	31/12/2021		
	Man	Women	Total Number of Employees
Directors	8	4	12
Manufacturing	6,976	11,759	18,735
Research&development - technical area	427	661	1,088
Administration and others	954	655	1,609
General management	152	161	313
Marketing	81	122	203
Sales and Distribution	666	619	1,285
	9,264	13,981	23,245

81

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The headcount of the Group employees and the Company's directors at 31 December 2022, by gender, is as follows:

	31/12/2022			
	Man	Women	Undeclared	Total Number of Employees
Directors	8	4	--	12
Manufacturing	8,047	13,153	35	21,235
Research&development - technical area	528	741	2	1,271
Administration and others	1,103	766	1	1,870
General management	145	157	--	302
Marketing	53	114	--	167
Sales and Distribution	742	726	1	1,469
	10,626	15,661	39	26,326

(25) Expenses by Nature

(a) Amortization and depreciation

Expenses for the amortization and depreciation of intangible assets, right of use assets and property, plant and equipment, incurred during 2022, 2021 and 2020 classified by functions are as follows:

	Thousands of Euros		
	31/12/2022	31/12/2021	31/12/2020
Cost of sales	275,512	211,676	198,310
Research and development	44,295	55,311	32,814
Selling, general & administration expenses	88,057	92,780	90,409
	407,864	359,767	321,533

(b) Other operating income and expenses

Other operating income and expenses incurred during 2022, 2021 and 2020 by function are as follows:

	Thousands of Euros		
	31/12/2022	31/12/2021	31/12/2020
Cost of sales	682,636	535,058	500,415
Research and development	164,229	165,884	156,994
Selling, general & administration expenses	579,067	532,056	499,218
	1,425,932	1,232,998	1,156,627

82

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details by nature are as follows:

	Reference	Thousands of Euros 31/12/2022	31/12/2021	31/12/2020
Changes in trade provisions		8,743	4,844	(14,059)
Professional services		305,215	258,371	265,539
Commissions		40,397	28,671	27,147
Supplies and auxiliary materials		251,120	197,893	187,370
Operating leases	Note 8	38,994	32,945	28,176
Freight		190,692	148,797	137,466
Repair and maintenance expenses		218,971	150,308	147,039
Advertising		90,652	71,280	55,073
Insurance		46,090	38,724	30,776
Royalties		13,646	48,446	40,634
Travel expenses		49,356	30,334	23,005
External services		83,296	74,858	71,240
R&D Expenses		94,903	106,873	101,410
Gains on disposal of assets		(22,236)	--	--
Other		16,093	40,654	55,811
Other operating income&expenses		1,425,932	1,232,998	1,156,627

(26) Finance Result

Details are as follows:

	Reference	Thousands of Euros 31/12/2022	31/12/2021	31/12/2020
Finance income		33,859	11,551	8,021
Finance costs from Senior Unsecured Notes		(181,149)	(104,944)	(85,182)
Finance costs from senior debt	Note 20 (b)	(161,466)	(111,719)	(119,140)
Finance costs from other financial liabilities		(81,914)	--	--
Finance costs from sale of receivables	Note 14	(18,201)	(10,292)	(10,964)
Capitalized interest	Note 9	25,184	18,636	16,606
Finance lease expenses	Note 8	(45,198)	(35,786)	(35,205)
Other finance costs		(33,780)	(33,889)	(15,754)
Finance costs		(496,524)	(277,994)	(249,639)
Change in fair value of financial instruments		11,999	246	55,703
Exchange differences		7,725	(11,602)	8,246
Finance result		(442,941)	(277,799)	(177,669)

The finance costs from other financial liabilities heading for 2022 includes finance costs related to the interest on the funds received by GIC amounting 81,914 thousand (see note 20 (c)).

During 2022 the Group has capitalized interest at a rate of between 4.43% and 5.44% based on the financing received (between 3.71% and 4.15% during 2021).

83

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

"Change in fair value of financial instruments" at 31 December 2020 includes the difference between the contractual right value recognized at 31 December 2019 and the quoted value of SRAAS at 30 March 2020 for an amount of Euros 56,526 thousand (see note 10).

(27) Taxation

Grifols, S.A. is authorized to file consolidated tax returns in Spain with Grifols Movaco, S.A., Laboratorios Grifols, S.A., Instituto Grifols, S.A., Biomat, S.A., Grifols Viajes, S.A., Grifols International, S.A., Grifols Engineering, S.A., Gripdan Invest, S.L., Araclon Biotech, Aigües Minerals de Vilajuiga, S.A. and VCN Biosciences, S.L. Grifols, S.A., in its capacity as Parent, is responsible for the filing and settlement of the consolidated tax return. Under prevailing tax law, Spanish companies pay 25% tax, which may be reduced by certain deductions.

The North American company Grifols Shared Services North America, Inc. is also authorized to file consolidated tax returns in the USA with Grifols Biologicals Inc., Grifols USA, LLC., Biomat USA, Inc., Grifols Therapeutics Inc., Talecris Plasma Resources, Inc, Interstate Blood Bank, Inc. and Goetech, LLC.. The profits of the companies domiciled in the USA, determined in accordance with prevailing tax legislation, are subject to tax of approximately 22% of taxable income, which may be reduced by certain deductions.

Grifols assesses the effect of uncertain tax treatments and recognizes the effect of the uncertainty on taxable earnings. At 31 of December 2022 and 2021, the potential obligations deriving from tax claims are properly covered. There are no lawsuits or uncertain tax treatments that are individually material.

Law 38/2022 has incorporated a temporary measure with effect for tax periods beginning in 2023, limiting the amount of the individual tax losses of each of the entities comprising the tax group for corporate income tax purposes by 50%. Under the terms in which this measure has been approved, it will have an impact on the use of tax loss carryforwards by the consolidated tax group Grifols S.A. The group is currently evaluating the impact of this measure and the alternatives that may mitigate this effect, although it is not possible to quantify this impact at this time.

The Pilar 2 Law proposes to establish a worldwide minimum taxation of 15% in Corporate Income Tax (IS) for those companies with a turnover of more than 750 M€. The group is currently evaluating the impact of this measure; however it is not expected to have a significant impact on its consolidated financial statements.

(a) Reconciliation of accounting and taxable income

Details of the income tax expense and income tax related to profit for the year are as follows:

	Thousands of Euros		
	31/12/2022	**31/12/2021**	**31/12/2020**
Profit before income tax from continuing operations	361,257	350,453	878,629
Tax at 25%	90,313	87,613	219,657
Permanent differences	(30,796)	2,503	(7,181)
Effect of different tax rates	9,953	(8,720)	(30,686)
Tax credits (deductions)	3,667	(14,998)	(14,980)
Prior year income tax expense	12,685	18,908	517
Other income tax expenses/(income)	4,289	(180)	2,312
Total income tax expense	90,111	85,126	169,639
Deferred tax	(15,138)	17,754	43,138
Current tax	105,249	67,372	126,501
Total income tax expense	90,111	85,126	169,639

84

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 85 The effect of the different tax rates is basically due to a change of country mix in profits (b) Deferred tax assets and liabilities Details of deferred tax assets and liabilities are as follows: 31/12/2022 31/12/2021 31/12/2020 Assets Provisions 20,511 8,387 3,942 Inventories 67,557 47,908 59,129 Tax credits (deductions) 33,921 26,425 57,896 Tax loss carryforwards 58,159 51,750 53,063 Other 6,197 19,993 11,004 Subtotal, assets 186,345 154,463 185,034 Goodwill (3,063) (2,106) (30,040) Fixed assets, amortisation and depreciation (16) 3,151 (3,011) Intangible assets (1,349) (3,001) (2,062) Other (6,994) -- -- Subtotal, net liabilities (11,422) (1,956) (35,113) Deferred assets, net 174,923 152,507 149,921 Liabilities Goodwill (337,948) (272,596) (215,907) Intangible assets (669,316) (288,819) (270,145) Fixed assets (92,811) (86,899) (78,325) Debt cancellation costs (50,666) (61,543) (66,720) Subtotal, liabilities (1,150,741) (709,857) (631,097) Tax loss carryforwards 2,993 2,160 12,024 Tax credits (deductions) 14,578 -- -- Inventories 652 5,532 1,673 Provisions 70,206 37,671 36,663 Other 27,489 30,510 23,924 Subtotal, net assets 115,918 75,873 74,284 Net deferred Liabilities (1,034,823) (633,984) (556,813) Tax effect

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in deferred tax assets and liabilities is as follows:

	Thousands of Euros		
Deferred tax assets and liabilities	**31/12/2022**	**31/12/2021**	**31/12/2020**
Balance at 1 January	(481,477)	(406,892)	(340,803)
Movements during the year	15,138	(17,754)	(43,138)
Business combination (note 3)	(361,051)	(16,400)	(47,988)
Translation differences	(32,510)	(40,431)	25,037
Balance at 31 December	(859,900)	(481,477)	(406,892)

The Spanish companies have opted to apply accelerated depreciation to certain additions to property, plant and equipment, which has resulted in the corresponding deferred tax liability.

The remaining assets and liabilities recognized in 2022, 2021 and 2020 were recognized in the statement of profit and loss.

Estimated net deferred tax assets to be reversed in a period of less than 12 months amount to Euros 112,274 thousand at 31 December 2022 (Euros 57,183 thousand at 31 December 2021).

The majority of the tax deductions pending application from Spanish companies related mainly to research and development, mature in 18 years. Likewise, the Group estimates that practically the entire amount will be applied in five years.

Tax loss carryforwards pending to be offset derived from the US companies are available for 20 years from their date of origin whilst tax losses carryforwards pending to be offset from Spanish companies registered in the Basque Country are available for 15 years and there is no maturity date for other remaining Spanish companies. The Group estimates that of the total amount of tax credits for tax losses recognized in the balance sheet at 31 December 2022 for an amount of Euros 61,152 thousand, approximately Euros 48,453 thousand will be recovered in a period of less than 5 years.

The Group has not recognized as deferred tax assets the tax effect of the unused tax loss carryforwards of Group companies, which amount to Euros 121,486 thousand (Euros 123,407 thousand at 31 December 2021). The amount of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to Euros 78,947 thousand as of 31 December 2022 (Euros 52,119 thousand as of 31 December 2021).

The commitments from Spanish companies from the reversal of deferred tax related to provisions of investments in subsidiaries are not significant.

(c) Years open to inspection

Under prevailing legislation, taxes cannot be considered to be definitively settled until the returns filed have been inspected by the taxation authorities, or the prescription period has elapsed.

The main tax audits currently open in the Group are as follows:

- Certain companies of the Group domiciled in Spain were subject to an inspection by the Spanish State Tax Administration Agency in relation to Corporate Income Tax for the years 2014, 2015 and 2016 and Value Added Tax for the years 2015 and 2016.

  As a result of said procedure, the State Tax Administration Agency issued assessments containing the results of the inspection, where it is indicated that the treatment of certain transactions and computations mainly related to Transfer Pricing should be adjusted, taking into consideration different interpretations related to the allocation of taxable bases between different jurisdictions. With respect to Corporate Income Tax, the deductibility of certain expenses for the computation of the tax payable has been questioned. These

86

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 87 assessments were signed in conformity by the Group on 8 November 2021. It should be noted that no penalties were imposed on any of the Group companies for any of the taxes subject to verification. The results of the inspection did not have a significant impact on the Group's consolidated annual accounts, and the differences determined by the State Tax Administration Agency were recorded as part of the current tax included under the heading "Current tax liabilities" in the Consolidated Balance Sheet as of 31 December 2021. If the result of the procedure is considered to be replicable to years not reviewed and open to inspection, the Group estimated that it was not necessary to record provisions in the consolidated annual accounts mainly because the number of transactions that gave rise to the aforementioned assessments has significantly decreased since the years in which they were inspected. Likewise, having adjusted the allocation of taxable income in accordance with the aforementioned assessments for the purposes of their consideration for the determination of Transfer Pricing, the Group now has a legal right to recover certain amounts from the corresponding Administration, in accordance with the provisions of the European Convention on International Commercial Arbitration with respect to international double taxation. The minimum amount to be recovered, upon which its realization is virtually certain, was recorded as a non-current receivable included in the caption "other payable” as of 31 December 2021. x Grifols Shared Services North America, Inc. and subsidiaries: In 2020 notification of an inspection was received relating to the State Income Tax for the fiscal years 2017 and 2018. x Certain Group companies domiciled in Spain were notified in July 2022 of the inspection by the Spanish State Tax Administration Agency in relation to Corporation Tax for the years 2017 to 2019 and Value Added Tax, personal income tax, non-resident income and capital income for the years 2018 and 2019. Group management does not expect any significant liability to derive from these inspections. Based on its experience of the different tax inspections in the different jurisdictions in which Grifols operates, the Group considers it unlikely that there will be a scenario of discrepancy with the taxation authorities that will require significant adjustments to be made to the tax result or to the asset and/or liability balances relating to corporate income tax. (28) Other Commitments with Third Parties and Other Contingent Liabilities (a) Guarantees The Group has no significant guarantees extended to third parties. (b) Guarantees committed with third parties The Group has no significant guarantees extended to third parties, except for those described in note 20. (c) Obligations with personnel The Group’s annual contribution to defined contribution pension plans of Spanish Group companies for 2022 has amounted to Euros 1,033 thousand (Euros 948 thousand for 2021). In successive years this contribution will be defined through labor negotiations. In the event that control is taken of the Company, the Group has agreements with 45 employees/directors whereby they can unilaterally rescind their employment contracts with the Company and are entitled to termination benefits ranging from two to five years’ salary.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 88 The Group has contracts with six executives entitling them to termination benefits ranging from one to four years of their salary in different circumstances. Restricted Share Unit Retention Plan For the annual bonus, the Group established a Restricted Share Unit Retention Plan (RSU Plan), for eligible employees. Under this plan, employees can choose to receive up to 50% of their yearly bonus in non-voting Class B ordinary shares (Grifols Class B Shares) or Grifols American Depositary Shares (Grifols ADS), and the Group will match this with an additional 50% of the employee’s choice of RSUs. Grifols Class B Shares and Grifols ADS are valued at grant date. These RSU’s will have a vesting period of 2 years and 1 day and, subsequently, the RSU's will be exchanged for Grifols Class B Shares or Grifols ADS (American Depositary Share representing 1 Class B Share). If an eligible employee leaves the Company or is terminated before the vesting period, he/she will not be entitled to the additional RSU’s. At 31 December 2022, the Group has settled the RSU plan of 2019 for an amount of Euros 9,381 thousand (Euros 7,782 thousand at 31 December 2021 corresponding to the RSU plan of 2018). This commitment is treated as equity instrument and the amount totals Euros 7,304 thousand at 31 December 2022 (Euros 9,838 thousand at 31 December 2021). Savings plan and profit-sharing plan The Group has a defined contribution plan (savings plan), which qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their salaries to the savings plan, subject to certain limitations. The Group matches 100% of the first 4% of employee contributions and 50% of the next 2%. Group and employee contributions are fully vested when contributed. The total cost of matching contributions to the savings plan was US Dollars 34.1 million in 2022 (US Dollars 31.8 million in 2021). Other plans The Group has a defined benefit pension plan for certain former Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. The pension cost relating to this plan is not material for the periods presented. (d) Purchase commitments Details of the Group’s raw material purchase commitments at 31 December 2022 are as follows: Thousands of Euros 2023 409,984 2024 413,283 2025 352,805 2026 230,625 2027 219,034 More than 5 years 281,951

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 89 (e) Judicial procedures and arbitration Details of legal proceedings in which the Company or Group companies are involved are as follows: x ABBOTT LABORATORIES v. GRIFOLS DIAGNOSTIC SOLUTIONS INC., GRIFOLS WORLDWIDE OPERATIONS LIMITED AND NOVARTIS VACCINES AND DIAGNOSTICS, INC. Served: 8 October 2019 US District Court, Northern District of Illinois Patent Infringement, Civil Action No. 1:19-cv-6587 Abbott Laboratories (“Abbott”), GDS, GWWO and Novartis Vaccines and Diagnostics, Inc. are in dispute over unpaid royalties payable by Abbott to GDS and Ortho-Clinical Diagnostics (“Ortho”) under an HIV License and Option agreement dated 16 August 2019 (the “HIV License”). On 12 September 2019, GDS and Ortho filed Notice of Arbitration. On 3 October 2019, Abbott terminated the HIV License and filed for Declaratory Relief seeking to invalidate the licensed patent. On March 16, 2020, Grifols and Ortho filed an answer and counterclaim to the litigation, while simultaneously pursuing arbitration for the pre-termination amount owed by Abbott. The arbitration hearing was 15-16 June 2020. Grifols/Ortho were awarded US Dollars 4 Million. NEXT ACTION: Expert Discovery was concluded on 14 October 2022, and the parties filed dispositive motions, including a motion for summary judgement by Abbott and an opposition filed by GDS, the Court has yet to rule on the motion for summary judgement filed by Abbott. GDS and Ortho contend that the patent is valid and they believe that Abbott will be unsuccessful in its Declaratory Relief action and Motion for Summary Judgment in attempting to invalidate the patent. x SIEMENS HEALTHCARE DIAGNOSTICS, INC. v. ORTHO-CLINICAL DIAGNOSTICS, INC., GRIFOLS DIAGNOSTIC SOLUTIONS INC. Served: 10 November 2020 Contract Dispute Siemens initiated dispute resolution against Ortho and GDS under the Supply Agreement alleging overpayments after an audit by Siemens. OUTCOME: Decision by the Panel issued on 27 September 2022. The Panel denied all claims by Siemens except for the cost of an audit, which resulted in a payment to Siemens in the amount of US Dollars 171,000. x RAMIREZ-VIVAR, ALFONSO v. GRIFOLS DIAGNOSTIC SOLUTIONS, INC. Served: 11 March 2021 Superior Court, CA County of Alameda Case No.: RG21089519 Wage & Hour Class Action Plaintiff claiming violation of CA wage & hour statutes. NEXT STEP: The Hearing on the class certification motion was heard on 28 October 2022. Court recently granted class certification to a very limited portion of the class relating to only two of the ten claims alleged in the class action lawsuit. Defense counsel has reviewed the claims and provided an analysis of exposure and discuss options pertaining to defense and potential mediation. Plaintiff's counsel has requested mediation and GDS is cautiously optimistic that a settlement is possible in the coming weeks/months.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 90 CLASS POTENTIAL: Approximately 300 GDS employees in California for payroll/wage & hour violations per pay period for 4 years. x BRIAN VAUGHAN, JASON DARNELL, FEBBIE MINNIEFIELD, and ADRIEL VEGA, individually and on behalf of others similarly situated v. BIOMAT USA, INC., TALECRIS PLASMA RESOURCES, INC., and INTERSTATE BLOOD BANK, INC. Served: 22 June 2020 Circuit Court of Cook County Case No. 2020CH04519 Removed to Federal Court 17 July 2020, Northern District of Illinois, Case No. 20-cv-4241 Illinois Biometric Information Privacy Act Former donors allege violations of IL Biometric Information Privacy Act in a putative class action. Plaintiffs donated plasma at one of Defendants’ Illinois-based plasma donation centers. They were required to scan at least one fingerprint to donate plasma to track their identity. Plaintiffs allege that Defendants failed to comply with the BIPA’s requirements when they collected their fingerprint data. Specifically, they allege that Defendants violated the BIPA by (i) failing to develop a publicly data-retention policy and guidelines for permanently destroying biometric data, and (b) collecting, using, and storing their donors’ biometric data without obtaining informed written consent. Defendants, for their part, deny Plaintiffs’ allegations, that they have violated the BIPA, they are subject to the BIPA, or that any biometric data of donors were disclosed to any unauthorized third parties. Defendants had many defenses including the federal preemption, arguments to be made to defeat class certification, and most relevant is that Class Members signed a consent form authorizing the use of fingerprinting as biometric authentication of their identity as part of the automated screening process. NEXT ACTION: The Parties have settled this class action in the amount of $16,750,000. At the time of this settlement, discovery was beginning. The Group has properly accrued a total amount of US Dollars 6 million, and the remainder will be funded by the insurer. The Parties agreed to settle this litigation now without any admission or determination of liability or the strength of the Parties’ claims and defenses, in order to avoid further risk and expenses to Plaintiffs and the Defendants. The Parties have signed a settlement agreement and the Plaintiffs have now filed a Motion for Preliminary Approval of Class Action Settlement, and the request for a Final Approval Hearing is pending with the Court. When approved by the Court, the Parties will provide notice to the class and proceed with the settlement procedures. CLASS MEMBERS: The settlement class is 66,822 individuals. x CERUS CORPORATION v. LABORATORIOS GRIFOLS, S.A. Cerus Corporation ("Cerus") and Laboratorios Grifols, S.A. ("Grifols") entered into a Manufacturing and Supply Agreement executed in 2016, pursuant to which Grifols was to manufacture and supply to Cerus processing and filters sets to be used by Cerus in its own product (the "Agreement"). As a result of Grifols' decision to discontinue the manufacturing, sale and support of its blood bag product business worldwide, Grifols was unable to comply with the Agreement. In December 2021, Cerus filed a notice of arbitration in the UK pursuant to the terms of the Agreement alleging wrongful termination of the Agreement by Grifols. Furthermore, in January 2022, Cerus filed injunctive measures with the Courts of Rubí (Barcelona) requiring the suspension of the closure of Grifols' blood bags production facility until the arbitration proceedings is finalized. NEXT ACTION: In September the parties agreed to further suspend both the arbitration and the hearing on the injunctive measures until 28 February 2023. In the meantime, the companies are applying efforts to amicably solve technical vicissitudes in order to continue with their commercial relationship (manufacturing and supply agreement) on satisfactory terms for both parties.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 91 x THE STATE CO. FOR MARKETING DRUGS AND MEDICAL APPLIANCES IN IRAQ (KIMADIA) v. LABORATORIOS GRIFOLS, S.A. The State Co. for Marketing Drugs and Medical Appliances in Iraq ("KIMADIA") awarded a tender for the supply of blood bags to Laboratorios Grifols, S.A. ("Grifols"). Grifols, through Hali/Tiba (its agent in Iraq), informed KIMADIA on Grifols' inability to supply the blood bags pursuant to the tender awarded, due to its decision to discontinue the manufacturing, sale and support of its blood bag product business. The tender documents set forth a list of penalties and compensations in case the awardee is unable to supply the products to KIMADIA. Further, Hali/Tiba also claims Grifols a compensation for the services performed in relation to the tender. NEXT ACTION: Grifols has received verbal information that KIMADIA has been able to have sourced alternative product for an agreeable pricing and that discussions among Hali/Tiba and KIMADIA have not continue on the topic of possible sanctions. However, Grifols is still waiting to obtain written confirmation on the latter or assurance that its possible claim has expired. (29) Financial Instruments (a) Classification Below is a breakdown of the financial instruments by nature, category and fair value. The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Thousands of Euros

	31/12/2022										
	Carrying amount							Fair Value			
	Financial assets at amortised costs	**Financial assets at FVTPL**	**Financial assets at FV through OCI**	**Hedges**	**Financial liabilities at amortised cost**	**Other financial liabilities**	**Total**	**Level 1**	**Level 2**	**Level 3**	**Total**
Non-current financial assets	--	7	11,533	--	--	--	11,540	7	--	11,533	11,540
Derivative instruments	--	--	--	39,659	--	--	39,659	--	39,659	--	39,659
Trade receivables	--	--	236,076	--	--	--	236,076	--	236,076	--	236,076
Financial assets measured at fair value	--	**7**	**247,609**	**39,659**	--	--	**287,275**				
Non-current financial assets	582,175	--	--	--	--	--	582,175				
Other current financial assets	31,034	--	--	--	--	--	31,034				
Trade and other receivables	445,793	--	--	--	--	--	445,793				
Cash and cash equivalents	547,979	--	--	--	--	--	547,979				
Financial assets not measured at fair value	**1,606,981**	--	--	--	--	--	**1,606,981**				
Derivatives instruments	--	(4,736)	--	--	--	--	(4,736)	--	(4,736)	--	(4,736)
Financial liabilities measured at fair value	--	**(4,736)**	--	--	--	--	**(4,736)**				
Senior Unsecured & Secured Notes	--	--	--	--	(4,572,720)	--	(4,572,720)	(4,122,656)	--	--	(4,122,656)
Promissory Notes	--	--	--	--	(118,940)	--	(118,940)				
Senior secured debt	--	--	--	--	(3,227,926)	--	(3,227,926)	--	(3,286,662)	--	(3,286,662)
Other bank loans	--	--	--	--	(813,595)	--	(813,595)				
Lease liabilities	--	--	--	--	(1,016,944)	--	(1,016,944)				
Other financial liabilities	--	--	--	--	(1,001,387)	--	(1,001,387)				
Other non-current debts	--	--	--	--	--	(15)	(15)				
Trade and other payables	--	--	--	--	(846,648)	--	(846,648)				
Other current liabilities	--	--	--	--	--	(241,487)	(241,487)				
Financial liabilities not measured at fair value	--	--	--	--	**(11,598,160)**	**(241,502)**	**(11,839,662)**				
	1,606,981	**(4,729)**	**247,609**	**39,659**	**(11,598,160)**	**(241,502)**	**(9,950,142)**				

92

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros										
	31/12/2021										
	Carrying amount							Fair Value			
	Financial assets at amortised costs	**Financial assets at FVTPL**	**Financial assets at FV through OCI**	**Hedges**	**Financial liabilities at amortised cost**	**Other financial liabilities**	**Total**	**Level 1**	**Level 2**	**Level 3**	**Total**
Non-current financial assets	--	7	2,031	--	--	--	2,038	7	--	2,031	2,038
Derivative instruments	--	--	--	5,306	--	--	5,306	--	5,306	--	5,306
Trade receivables	--	--	216,433	--	--	--	216,433	--	216,433	--	216,433
Financial assets measured at fair value	**--**	**7**	**218,464**	**5,306**	**--**	**--**	**223,777**				
Non-current financial assets	358,161	--	--	--	--	--	358,161				
Other current financial assets	2,026,469	--	--	--	--	--	2,026,469				
Trade and other receivables	270,827	--	--	--	--	--	270,827				
Cash and cash equivalents	655,493	--	--	--	--	--	655,493				
Financial assets not measured at fair value	**3,310,950**	**--**	**--**	**--**	**--**	**--**	**3,310,950**				
Derivatives instruments	--	(875)	--	--	--	--	(875)	--	(875)	--	(875)
Financial liabilities measured at fair value	**--**	**(875)**	**--**	**--**	**--**	**--**	**(875)**				
Senior Unsecured & Secured Notes	--	--	--	--	(4,626,919)	--	(4,626,919)	(4,697,328)	--	--	(4,697,328)
Promissory Notes	--	--	--	--	(116,610)	--	(116,610)				
Senior secured debt	--	--	--	--	(3,061,078)	--	(3,061,078)	--	(3,262,901)	--	(3,262,901)
Other bank loans	--	--	--	--	(645,975)	--	(645,975)				
Lease liabilities	--	--	--	--	(873,724)	--	(873,724)				
Other financial liabilities	--	--	--	--	(882,060)	--	(882,060)				
Other non-current debts	--	--	--	--	--	(333)	(333)				
Trade and other payables	--	--	--	--	(780,826)	--	(780,826)				
Other current liabilities	--	--	--	--	--	(219,272)	(219,272)				
Financial liabilities not measured at fair value	**--**	**--**	**--**	**--**	**(10,987,192)**	**(219,605)**	**(11,206,797)**				
	3,310,950	**(868)**	**218,464**	**5,306**	**(10,987,192)**	**(219,605)**	**(7,672,945)**				

93

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 94 (b) Measurement of fair value In order to determine the fair value of financial assets or liabilities, the Group uses the following hierarchy based on the relevance of the variables used: x Level 1: estimations based on quoted prices of the instrument. x Level 2: estimations based on significant observable variables coming directly from the market. x Level 3: estimations based on valuation techniques other than observable variables in the market, mainly discounted cash flows. (c) Financial risk management This item provides information on the Group’s exposure to risk associated with the use of financial instruments, the Group’s objectives and procedures to measure and mitigate this risk, and the Group’s capital management strategy. The Group is exposed to the following risks: x Credit risk x Liquidity risk x Market risk: includes interest rate risk, currency risk and other price risks. The Group’s risk management policies are established to identify and analyze the risks faced by the Group, define appropriate risk limits and controls and to control risks and comply with limits. Risk management policies and procedures are reviewed regularly so that they reflect changes in market conditions and the Group's activities. The Group’s management procedures and rules are designed to create a strict and constructive control environment in which all employees understand their duties and obligations. The Group’s Audit Committee supervises how management controls compliance with the Group’s risk management procedures and policies and reviews whether the risk management policy is suitable considering the risks to which the Group is exposed. This committee is assisted by Internal Audit which acts as supervisor. Internal Audit performs regular and ad hoc reviews of the risk management controls and procedures and reports its findings to the Audit Committee. (i) Credit risk Credit risk is the risk to which the Group is exposed in the event that a customer or counterparty to a financial instrument fails to discharge a contractual obligation, and mainly results from trade receivables and the Group’s investments in financial assets. Trade receivables The Group does not predict any significant insolvency risks as a result of delays in receiving payment from some European countries due to their current economic situation. The main risk in these countries is that of late payments, which is mitigated through the possibility of claiming interest as foreseen by prevailing legislation. No significant bad debt or late payment issues have been detected for sales to private entities. The Group recognizes impairment based on its best estimate of the expected losses on trade and other receivables. The main impairment losses recognized are due to specific losses relating to individually identified risks. At year end, these impairment losses are immaterial. Concentration of credit risk

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 95 For trade receivables the Group uses the simplified approach, estimating lifetime expected credit losses, while for all other financial assets the Group uses the general approach for calculating expected credit losses. In both cases, due to the customers' credit rating, as well as the internal classification systems currently in place for new customers and considering that collection periods are mostly under 30 days, there is no significant impact for the Group. Exposure to credit risk The carrying amount of financial assets represents the maximum exposure to credit risk. At 31 December 2022 and 2021 the maximum level of exposure to credit risk is as follows: Carrying amount Reference 31/12/2022 31/12/2021 Non-current financial assets Nota 11 620,745 362,267 Other current financial assets Nota 11 43,663 2,029,707 Contractual assets Nota 13 35,154 1,939 Trade receivables Nota 14 608,688 432,197 Other receivables Nota 14 29,083 17,224 Cash and cash equivalents Nota 15 547,979 655,493 1,885,312 3,498,827 Thousands of Euros The maximum level of exposure to risk associated with receivables and contractual assets at 31 December 2022 and 2021, by geographical area, is as follows. Carrying amount 31/12/2022 31/12/2021 Spain 53,145 62,108 EU countries 69,003 40,897 United States of America 139,721 110,624 Other European countries 16,030 25,163 Other regions 395,026 212,568 672,925 451,360 Thousands of Euros Impairment losses

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

A breakdown of the trade and other receivables and contractual assets net of the impairment losses by ageing at 31 December 2022 is as follows:

	Thousands of Euros			
	ECL Rate	**Total gross carrying amount**	**Provision**	**Total net third party trade receivables**
Not matured	0.19%	550,131	(48)	550,083
Past due 0-30 days	0.19%	44,779	(425)	44,354
Past due 31-60 days	0.62%	16,000	(163)	15,837
Past due 61-90 days	2.03%	6,029	(133)	5,896
Past due 91-180 days	3.01%	17,407	(295)	17,112
Past due 181-365 days	8.52%	10,747	(187)	10,560
More than one year	100.00%	9,994	(9,994)	--
Customers with objective evidence of impairment		21,046	(21,046)	--
		676,133	(32,291)	643,842

A breakdown of the trade and other receivables and contractual assets net of the impairment losses by ageing as of 31 December 2021 is as follows:

	Thousands of Euros			
	ECL Rate	**Total gross carrying amount**	**Provision**	**Total net third party trade receivables**
Not matured	0.19%	364,538	(445)	364,093
Past due 0-30 days	0.19%	32,623	(51)	32,572
Past due 31-60 days	0.62%	14,144	(79)	14,065
Past due 61-90 days	2.03%	6,556	(133)	6,423
Past due 91-180 days	3.01%	11,000	(311)	10,689
Past due 181-365 days	8.52%	6,543	(249)	6,294
More than one year	100.00%	3,911	(3,911)	--
Customers with objective evidence of impairment		18,830	(18,830)	--
		458,145	(24,009)	434,136

Unimpaired receivables that are past due mainly relate to public entities.

Movement in the bad debt provision was as follows:

	Thousands of Euros		
	31/12/2022	**31/12/2021**	**31/12/2020**
Opening balance	24,009	22,985	22,291
Net charges for the year	14,074	6,471	2,436
Net cancellations for the year	(6,949)	(6,269)	(124)
Transfers	53	--	(29)
Translation differences	1,104	822	(1,589)
Closing balance	32,291	24,009	22,985

96

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(ii) Liquidity risk

Liquidity risk is the risk that the Group cannot meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure where possible, that it always has sufficient liquidity to settle its obligations at the maturity date, both in normal conditions and in times of tension, to avoid incurring unacceptable losses or tarnishing the Group's reputation.

The Group manages liquidity risk on a prudent basis, based on availability of cash and sufficient committed unused long-term credit facilities, enabling the Group to implement its business plans and carry out operations using stable and secure sources of financing.

At 31 December 2022 the Group has total cash and cash equivalents of Euros 547,979 thousand (Euros 655,493 thousand at 31 December 2021). The Group also has approximately Euros 987,340 thousand in unused credit facilities (Euros 621,989 thousand at 31 December 2021), including Euros 937,559 thousand on the revolving credit facility (Euros 534,429 thousand at 31 December 2021).

The Group is able to provide sufficient liquidity to fund its current obligations based on cash flows from operations combined with cash balances and availability of unused credit lines, and it is committed to maintaining elevated and adequate levels of liquidity through internally generated cash flows, and a decrease in dividend payments in the medium term. Additionally, currently the Group does not generate significant cash in any country that might have restrictions on the repatriation of funds.

As in previous years, the Group continues with its quarterly program for optimization of working capital, which is mainly based on contracts to sell receivables without recourse.

The main contractual obligations existing at the end of the fiscal year comprise mainly long-term financial debt obligations with capital repayments and interest payments (see note 20).

Details of the contractual maturity dates of financial liabilities including committed interest calculated using interest rate forward curves are as follows:

		Thousands of Euros						
Carrying amount	Reference	Carrying amount at 31/12/22	Contractual flows	6 months or less	6 - 12 months	1-2 years	2- 5 years	More than 5 years
Financial liabilities								
Bank loans	Note 20	4,041,522	5,193,051	527,770	148,914	488,105	4,028,262	--
Other financial liabilities	Note 20	1,001,387	1,685,824	169,278	18,656	124,822	441,933	931,135
Bonds and other marketable securities	Note 20	4,691,659	5,468,068	190,453	75,951	147,903	5,053,761	--
Lease liabilities	Note 20	1,016,944	1,016,944	51,088	51,268	57,695	218,384	638,509
Payable to suppliers	Note 21	731,918	731,918	731,675	243	--	--	--
Other current liabilities	Note 22	14,261	14,262	11,364	2,898	--	--	--
Financial derivatives	Note 29 (d)	4,736	4,736	733	--	12	3,991	--
Total		11,502,427	14,114,803	1,682,361	297,930	818,537	9,746,331	1,569,644

97

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

		Thousands of Euros						
Carrying amount	Reference	Carrying amount at 31/12/21	Contractual flows	6 months or less	6 - 12 months	1-2 years	2- 5 years	More than 5 years
Financial liabilities								
Bank loans	Note 20	3,707,053	4,309,621	476,397	78,524	102,070	3,641,777	10,853
Other financial liabilities	Note 20	882,060	1,294,873	41,934	1,300	164,718	448,161	638,760
Bonds and other marketable securities	Note 20	4,743,529	5,663,320	2,215,138	170,572	48,538	3,145,255	83,817
Lease liabilities	Note 20	873,724	873,723	24,640	23,927	47,595	184,032	593,529
Payable to suppliers	Note 21	628,992	628,992	622,091	6,901	--	--	--
Other current liabilities	Note 22	43,562	43,562	42,387	1,175	--	--	--
Financial derivatives	Note 29 (d)	875	875	875	--	--	--	--
Total		10,879,795	12,814,966	3,423,462	282,399	362,921	7,419,225	1,326,959

(iii) Currency risk

The Group operates internationally and is therefore exposed to currency risk when operating with foreign currencies, especially with regard to the US Dollar. Currency risk is associated with future commercial transactions, recognized assets and liabilities, and net investments in foreign operations.

The Group holds significant investments in foreign operations, the net assets of which are exposed to currency risk. The conversion risk affecting net assets of the Group's foreign operations in US Dollars is mitigated primarily through borrowings in this foreign currency.

The Group's main exposure to currency risk is with regard to the US Dollar, which is used in a significant percentage of transactions in foreign functional currencies.

The financing obtained in Euros represents 60% of the total debt of the Group and amounts to Euros 5,563 million at 31 December 2022 (69% and Euros 5,962 million at 31 December 2021).

As mentioned in note 20, part of the US dollar debt of the Group is covered by a currency swap to hedge the exposure to the associated currency risk.

The Group applies the cost of hedging method. This method enables the Group to exclude the currency basis spread from the designated hedging instrument and, subject to certain requirements, changes in their fair value attributable to this component are recognized in other comprehensive income.

Details of the Group's exposure to currency risk is as follows:

	Thousands of Euros	
	31/12/2022	
	Euros (*)	US Dollars (**)
Trade receivables	2,116	58,331
Receivables from Group companies	132,645	11,542
Loans to Group companies	4,548,142	33
Cash and cash equivalents	11,154	1,989
Trade payables	(17,297)	(20,870)
Payables to Group companies	(77,367)	(29,277)
Loans from Group companies	(4,414,879)	--
Bank loans	(31,875)	--
Balance sheet exposure	152,639	21,748

(*) Balances in Euros in subsidiaries with US Dollars functional currency
(**) Balances in US Dollars in subsidiaries with Euros functional currency

98

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 99 Euros (*) US Dollars (**) Trade receivables 2,023 14,800 Receivables from Group companies 141,285 7,101 Loans to Group companies 464,789 21 Cash and cash equivalents 25,766 82 Trade payables (27,098) (23,349) Payables to Group companies (62,930) (6,480) Loans from Group companies (11,495) (3) Bank loans (372,500) -- Balance sheet exposure 159,840 (7,828) (*) Balances in Euros in subsidiaries with US Dollar functional currency (**) Balances in US Dollar in subsidiaries with Euros functional currency Thousands of Euros 31/12/2021 The most significant exchange rates applied at 2022 and 2021 year ends are as follows: Euros 31/12/2022 31/12/2021 US Dollars 1.0666 1.1326 Closing exchange rate A sensitivity analysis for foreign exchange fluctuations is as follows: Had the US Dollar strengthened by 10% against the Euro at 31 December 2022, equity would have increased by Euros 892,806 thousand (Euros 812,285 thousand at 31 December 2021) and profit due to foreign exchange differences would have increased by Euros 17,439 thousand (increase of Euros 15,201 thousand at 31 December 2021). This analysis assumes that all other variables are held constant, especially that interest rates remain constant. A 10% weakening of the US Dollar against the Euro at 31 December 2022 and 2021 would have had the opposite effect for the amounts shown above, all other variables being held constant. The Group uses hedge accounting to partially hedge the currency risk exposure (See note 29 (d)). (iv) Interest rate risk The Group’s interest rate risks arise from current and non-current borrowings. Borrowings at variable interest rates expose the Group to cash flow interest rate risks. Fixed-rate borrowings expose the Group to fair value interest rate risk. The objective of the management of interest rate risk is to achieve a balance in the structure of the debt, keeping part of the external resources issued at a fixed rate and covering part of the variable rate debt through hedges. A significant part of the financing obtained accrues interest at fixed rates, representing 63% of the total debt of the Group at 31 December 2022 (58% at 31 December 2021). It mainly includes corporate senior notes, European Investment Bank loans, as well as the agreement with GIC (Sovereign Fund of Singapore) (see note 20). Variable-rate debt represents 37% of the total debt at 31 December 2022 (42% at 31 December 2021) and includes mainly the senior secured debt (see note 20 (b)).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

To date, the profile of interest on interest-bearing financial instruments is as follows:

	Thousands of Euros	
	31/12/2022	**31/12/2021**
Fixed-interest financial instruments		
Financial liabilities	(5,835,492)	(4,878,087)
	(5,835,492)	(4,878,087)
Variable-interest financial instruments		
Financial liabilities	(3,486,460)	(3,296,025)
	(3,486,460)	(3,296,025)
	(9,321,952)	(8,174,112)

Had the interest rate been 100 basis points higher at 31 December 2022, the interest expense would have increased by Euros 34,688 thousand (Euros 35,449 thousand at 31 December 2021). As the Group does not have any hedging derivatives in place, the net effect on cash interest payments would have increased by the same amount.

(v) Market price risk

Price risk affecting raw materials is mitigated by the vertical integration of the hemoderivatives business in a highly concentrated sector.

(d) Financial derivatives

At 31 December 2022 and 2021 the Group has recognized the following derivatives:

Financial derivatives	Currency	Notional amount at 31/12/2022	Notional amount at 31/12/2021	Thousands of Euros **Value at 31/12/22**	Thousands of Euros **Value at 31/12/21**	Maturity
Cross currency interest rate swap	US Dollar	500,000,000	500,000,000	35,296	5,306	15/10/2024
Cross currency interest rate swap	US Dollar	205,000,000	--	3,216	--	15/10/2024
Foreign exchange rate forward	Swiss Franc	5,500,000	--	71	--	28/02/2023
Foreign exchange rate forward	Canadian dollar	4,416,667	--	165	--	2023 and 2024
Foreign exchange rate forward	Pound Sterling	27,100,000	--	805	--	2023
Foreign exchange rate forward	US Dollar	23,720,000	--	104	--	2023
Embedded derivative	Euro	160,000,000	--	2	--	2024
Total assets (note 11)				**39,659**	**5,306**	
Cross currency interest rate swap	US Dollar	205,000,000	--	(3,990)	--	15/10/2024
Foreign exchange rate forward	Canadian dollar	--	51,000,000	--	(875)	25/07/2022
Foreign exchange rate forward	US Dollar	60,000,000	--	(594)	--	30/01/2023
Foreign exchange rate forward	Canadian dollar	8,000,001	--	(145)	--	2024 and 2025
Foreign exchange rate forward	US Dollar	15,300,000	--	(6)	--	2023
Embedded derivative	Euro	65,000,000	--	(1)	--	2024
Total liabilities (note 20)				**(4,736)**	**(875)**	

100

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 101 (i) Hedging derivative financial instruments On 5 October 2021, the Group subscribed three cross currency interest-rate swaps with an aggregate value of US Dollars 500 million to hedge part of the Euro equivalent value of the US Dollar unsecured notes issued in October 2021. It is a fixed-to-fixed USD/EUR cross currency swap with the following characteristics: - The Group receives a loan of Euros 431.6 million at a nominal interest rate of 3.78%. - The Group grants a US Dollars 500 million loan at a nominal interest rate of 4.75%. On 28 June 2022, the Group subscribed one cross currency interest-rate swap of US Dollars 205 million to hedge the remaining part of the Euro equivalent value of the US Dollar unsecured notes issued in October 2021. It is a fixed-to-fixed USD/EUR cross currency swap with the following characteristics: - The Group receives a Euros 194 million loan at a nominal interest rate of 3.1046%. - The Group grants a US Dollars 205 million loan at a nominal interest rate of 4.75%. The derivative complies with the criteria required for hedge accounting. See further details in notes 4 (i). The movement in derivative financial instruments is as follows: 31/12/2022 31/12/2021 Initial balance 4,431 -- Business combination (1,255) -- Changes in fair value recognized in equity (4,757) 3,130 Transfer to profit or loss 12,552 1,895 Transfer to profit or loss - translation differences 32,954 3 Tax effect 6,170 -- Collections / Payments (15,172) (597) Ending balance 34,923 4,431 Thousands of Euros (ii) Derivative financial instruments at fair value through profit and loss The Group has subscribed various foreign exchange forwards to partially hedge the foreign currency value of intercompany loan. Since the Group chooses not to apply hedge accounting criteria, gains or losses resulting from changes in the fair value of derivatives are taken directly to “Change in fair value of financial instruments” in the consolidated statement of profit and loss. At 31 December 2022, the Group has recognized a net finance cost of Euros 2,407 thousand (Euros 280 thousand of net finance cost at 31 December 2021). (e) Capital management The directors’ policy is to maintain a solid capital base in order to ensure investor, creditor and market confidence and sustain future business development. The board of directors defines and proposes the level of dividends paid to shareholders. The capital structure is periodically reviewed through the preparation of strategic plans focused mainly on a sequential improvement of EBITDA (Earnings before interests, tax, amortization and depreciation),

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

generation of operating cash and discipline in the allocation of capital; with the objective and commitment to reduce the leverage ratio.

In accordance with the senior secured debt contract, the Group is subject to compliance with some covenants. At 31 December 2022 and 2021, the Group complies with the covenants in the contract.

The credit rating of the Group is as follows:

		September 2022	December 2021	September 2021
Moody's Investors	Corporate rating	B1	B1	
	Senior secured debt	Ba3	Ba3	
	Senior Unsecured debt	B3	B3	
	Perspective	Negative	Negative	
Standard & Poor's	Corporate rating	B+		BB-
	Senior secured debt	BB-		BB
	Senior Unsecured debt	B-		B
	Perspective	Stable		Negative
Fitch Ratings	Corporate rating	BB-		BB-
	Senior secured debt	BB+		BB+
	Senior Unsecured debt	B+		B+
	Perspective	Stable		Stable

The Parent held Class B treasury stock equivalent to 1.33% of its capital at 31 December 2022 (1.31% at 31 December 2021).

(30) Balances and Transactions with Related Parties

Details of balances with related parties are as follows:

Carrying amount	Reference	Thousands of Euros 31/12/2022	Thousands of Euros 31/12/2021
Receivables from associates and joint ventures	14	162,382	131,764
Current contract assets from associates and joint ventures		3,880	--
Trade payables associates and joint ventures		(91)	(3)
Loans to other related parties		96,537	89,104
Other financial assets with other related parties	11	318,890	220,947
Debts with key management personnel		(5,534)	(6,644)
Payables to other related parties		(4,810)	(3,824)
		571,254	431,344

Payables are included in trade and other payables (see note 21).

102

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 103 “Other financial assets with other related parties" mainly includes a loan with a related party with maturity 2024 and an interest rate of 3.75% (see note 11). (a) Group transactions with related parties Group transactions with related parties during 2022 are as follows: Associates & joint ventures Key management personnel Other related parties Board of directors of the Company Net sales 339,170 -- -- -- Purchases (9) -- -- -- Other service expenses (34) -- (4,343) -- Remuneration -- (13,891) -- (5,316) Payments for rights of use -- -- (6,300) -- Purchase of property, plant and equipment -- -- 3,464 -- Dividends paid/received 10,717 -- -- -- 349,844 (13,891) (7,179) (5,316) Thousands of Euros Group transactions with related parties during 2021 were as follows: Associates & joint ventures Key management personnel Other related parties Board of directors of the Company Net sales 220,808 -- -- -- Purchases (613) -- -- -- Other service expenses (2,709) -- (3,963) -- Remuneration -- (15,136) -- (4,417) Payments for rights of use -- -- (5,332) -- Purchase of property, plant and equipment -- -- 7,326 -- Finance income 2 -- -- -- Dividends paid/received 2,636 -- -- -- 220,124 (15,136) (1,969) (4,417) Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 104 Group transactions with related parties during 2020 were as follows: Associates & joint ventures Key management personnel Other related parties Board of directors of the Company Net sales 10,522 -- -- -- Purchases (459) -- -- -- Other service expenses (15,010) -- (10,344) -- Remuneration -- (17,164) -- (4,966) Payments for rights of use -- -- (5,137) -- Purchase of property, plant and equipment -- -- (13,500) -- Finance income 783 -- -- -- Dividends paid/received 10,156 -- -- -- 5,992 (17,164) (28,981) (4,966) Thousands of Euros Every year the Group contributes 0.7% of its profits before tax to a non-profit organization. “Other service expenses” include contributions to non-profit organizations totaling Euros 3,833 thousand in 2022 (Euros 3,963 thousand in 2021 and Euros 10,344 thousand in 2020). On 28 December 2018, the Group sold BPC Plasma, Inc and Haema, AG to Scranton Enterprises B.V (shareholder of Grifols) for US Dollars 538,014 thousand (see note 3). For the payment of the mentioned amount of the sale, Scranton signed a loan contract dated 28 December 2018 for an amount of US Dollars 95,000 thousand (Euros 82,969 thousand) with Grifols Worldwide Operations Limited. The compensation is 2%+EURIBOR and due on 28 December 2025. Directors representing shareholders´ interests have received remuneration of Euros 965 thousand in 2022 (Euros 965 thousand in 2021). The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel. In addition, certain Company directors and key management personnel have termination benefit commitments (see note 28). (b) Conflicts of interest concerning the directors The Company’s directors and their related parties have not entered into any conflict of interest that should have been reported in accordance with article 229 of the revised Spanish Companies Act. (31) Environmental Information and Climate Change The Group carries out operations whose main purpose is to prevent, reduce or minimize the potential impact of its activities on the environment. Grifols' environmental management is based on the concept of circular economy. Priority is given to the efficient use of material resources, water and energy, and waste generation is reduced, taking into account the different stages of the life cycle of products and services. This strategy integrates the transition towards a low-carbon economy which minimizes the impact on climate change.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 105 Grifols has a climate risk map through which it has analyzed the resilience of its strategy based on a climate scenario of a potential maximum rise of 2ºC, following the recommendations of the TCFD. The result of this analysis has enabled Grifols to assess the financial impact of the most significant risks: x Reduction in the availability of water resources: Grifols has facilities in areas where, under the simulated scenario, there could be a reduction in the availability of water resources, causing supply problems with impacts that include an increase in the price of water and production restrictions at industrial facilities. This risk can translate into increased costs associated with obtaining own water resources (well water), cleaning and proper maintenance or use of water-dependent infrastructures and industrial processes. The possible financial impact has taken into account the possibility of production stoppage and the increase in the price per m3 of water in areas with a negative price elasticity of demand. The financial impact is estimated to result in an non-relevant increase in expenditure. The results of the exposure analysis indicate that the plants that may be most exposed to this risk are those located in Barcelona and Los Angeles (USA). For each, Grifols' management of the risk varies. In Los Angeles, Grifols would have the capacity to transfer production to other plants in the group, while in Barcelona, the company has several connections to the mains water supply and also has well water extraction. Moreover, as in Los Angeles, a possible temporary stoppage of production (5 to 20 days) could be made up for by transferring production to other plants. The costs of transporting the plasma and other intermediate pastes, 50% to the Clayton plant and 50% to the Barcelona plant, would not be relevant. x New legal requirements regarding the reduction of GHG emissions: Grifols is committed to achieving carbon neutrality by 2050. Until then, new requirements could be established to reduce GHG emissions that would require greater investments for the reduction of direct emissions (Scope 1 and 2) through the installation of renewable generation technologies or changes in electricity supplies for electricity from renewable sources, among others. In the event of not being able to make such investments, Grifols expects to invest further in carbon credits to offset its carbon footprint. The projected potential financial impact to 2040 from carbon footprint reduction under current targets, would have to be assumed by the Group. The 2020-2022 Environmental Program includes the reduction of emissions through the use of 68 million kWh of renewable electricity through PPAs (Power Purchasing Agreements), the construction of two new photovoltaic plants (Barcelona and Murcia) and the construction of new refrigeration plants with refrigerant gases with a global warming potential equal to '0'. By 2022, more than 81% of the actions of this program related to climate change have already been carried out. Grifols will update this program starting in 2023 to include more ambitious reduction targets. Some of these new targets will be science-based, in accordance with the Science-based Target Initiative methodology. Exposure to this risk is expected to decrease as Grifols meets the established targets. Failing that, the answer would be to invest in carbon credits to offset the carbon footprint. x Variation in the availability of plasma resources: According to the sixth IPCC report, anthropogenic climate change would contribute to extreme precipitation, which could become more frequent in most regions due to global warming. The regions most vulnerable to these types of events which could have an impact on Grifols are the states of Texas and North Carolina, USA. The potential impact of restrictions on access to factories - with a temporary shutdown of production - and laboratories could be offset by transferring plasma to other facilities. However, plasma donation centres could suffer alterations in the plasma collection processes, as a consequence of the difficulties that donors could have in accessing them. The financial impact of reduced plasma collection in the donation centres most exposed to extreme weather events is estimatednot to be relevant.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 106 The results of the exposure analysis indicate that plasma centres may be the most exposed to this risk. However, the fact that they are widely spread over several regions allows dilution of any potential impact. The analysis was conducted taking into account the centres most exposed to an increase in the severity of weather events such as hurricanes and tropical storms. In the worst-case scenario of centre closures, production would not be substantially affected, so the impact would be limited to the temporary unavailability of plasma in the directly affected centres, resulting in reduced availability of plasma drugs. x Transition to low-emission technologies: In the geographical areas in which Grifols operates, meeting the 2030 decarbonization targets is based on the principles of technological neutrality and cost-efficiency, requiring high investments in innovation and infrastructure. Of particular note are the major investments associated with the installation of air conditioning, boiler and renewable energy generation technologies aimed at reducing Grifols' emissions and increasing energy efficiency. The technologies present in the production plants which contribute most to the carbon footprint are boilers, which use fossil fuels in their operation, and their potential impact is their replacement with low-emission options. With the aim of replacing the most polluting technologies, Grifols regularly analyses the technological options available on the market, with a special focus on technologies that increase its climate resilience. Currently, there is no consensus on a single technology that can generate the heat needed on an industrial scale without using fossil fuels. Grifols is aware that renewable hydrogen could be a valuable energy vector for end uses, being an alternative for obtaining good yields at a reasonable cost. At present, the use of renewable hydrogen is in its infancy, although Grifols is monitoring its development in order to study its viability in the near future. In the simulated scenario, Grifols recognizes that in order to manage this risk in its entirety, the replacement of boilers must be carried out progressively and will depend on the progress and availability of these technologies on the market. It also takes into account heat generation processes using electrical technologies such as thermocompression. The investment in environmental assets during the year ended 31 December 2022 is Euros 8,372 thousand (Euros 7,363 thousand in the year ended 31 December 2021 and Euros 2,751 thousand in the year ended 31 December 2020), mainly intended to optimize water consumption, improvements in wastewater treatment, eco-efficiency projects in the use of energy and the replacement of refrigerant gases with others with a lower environmental impact. The expenses incurred by the Group for the protection and improvement of the environment in 2022 amounted to approximately Euros 25,787 thousand (Euros 20,642 thousand in 2021 and Euros 20,495 thousand in 2020). With the procedures currently in place, the Group considers that environmental risks are adequately controlled. The Group's strategy is aligned with the objectives of the Paris Agreement, and has been considered in the evaluation of the useful lives of assets and in the impairment analysis of non-financial assets. The Group does not anticipate impairment of assets before the established amortization periods. The Group has not received any environmental subsidies during fiscal years 2022, 2021 and 2020.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 107 (32) Other Information Audit fees: KPMG Auditores, S.L. has invoiced the following fees for professional services during 2022 and 2021: 31/12/2022 31/12/2021 Audit services 1,778 1,717 Other assurance services 560 1,025 2,338 2,742 Thousands of Euros Amounts included in table above, include the total amount of fees related to services incurred during 2022 and 2021 without considering the invoice date. Other assurance services in 2022 include limited reviews of the interim financial statements, the audit of the consolidated financial statements under PCAOB, as well as conducting audits under AICPA. Additionally, it included comfort letters in relation to debt issuances, provided by KPMG Auditores, S.L. to Grifols, S.A. and subsidiaries in 2021. Other entities affiliated to KPMG International have invoiced the Group for the following fees for professional services during 2022 and 2021: 31/12/2022 31/12/2021 Audit services 4,115 2,734 Other assurance services 1,013 1,033 Tax advisory services 3 9 Other services 206 107 5,337 3,883 Thousands of Euros Other audit firms have invoiced the Group for the following fees for professional services during 2022 and 2021: 31/12/2022 31/12/2021 Audit services 84 88 84 88 Thousands of Euros (33) Subsequent events On 15 February 2023, the Group announced a comprehensive operational improvement plan with significant cost savings. The plan includes the optimization of plasma costs and operations, streamlining corporate functions, and enhancing other efficiencies across the organization. It also includes a workforce optimization to be implemented in 2023 that will affect approximately 8% of the company’s employees, primarily in the U.S. plasma operations. The Group estimates one-time restructuring charge of approximately Euros 140 million to be accrued in the first quarter of 2023.

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2022, 2021 and 2020

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Name	Registered Office	Acquisition / Incorporation date	Activity	Statutory Activity	31/12/2022 % shares Direct	31/12/2022 % shares Indirect	31/12/2021 % shares Direct	31/12/2021 % shares Indirect	31/12/2020 % shares Direct	31/12/2020 % shares Indirect
Fully Consolidated Companies										
Diagnostic Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Development and manufacture of diagnostic equipment, instruments and reagents.	—	100.000%	—	100.000%	—	100.000%
Instituto Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Plasma fractioning and the manufacture of haemoderivative pharmaceutical products.	99.998%	0.002%	99.998%	0.002%	99.998%	0.002%
Laboratorios Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1989	Industrial	Production of glass- and plastic-packaged parenteral solutions, parenteral and enteral nutrition products and blood extraction equipment and bags.	100.000%	—	98.600%	1.400%	98.600%	1.400%
Biomat, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1991	Industrial	Analysis and certification of the quality of plasma used by Instituto Grifols, S.A. It also provides transfusion centres with plasma virus inactivation services (I.P.T.H).	99.900%	0.100%	99.900%	0.100%	99.900%	0.100%
Grifols Engineering, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	2000	Industrial	Design and development of the Group's manufacturing installations and part of the equipment and machinery used at these premises. The company also renders engineering services to external companies.	99.950%	0.050%	99.950%	0.050%	99.950%	0.050%
Biomat USA, Inc.	2410 Lillyvale Avenue Los Angeles (California) United States	2002	Industrial	Procuring human plasma.	—	100.000%	—	100.000%	—	100.000%
Grifols Biologicals, LLC.	5555 Valley Boulevard Los Angeles (California) United States	2003	Industrial	Plasma fractioning and the production of haemoderivatives.	—	100.000%	—	100.000%	—	100.000%
Grifols Australia Pty Ltd.	Unit 5/80 Fairbank Clayton South Victoria 3149 Australia	2009	Industrial	Distribution of pharmaceutical products and the development and manufacture of reagents for diagnostics.	100.000%	—	100.000%	—	100.000%	—
Medion Grifols Diagnostic AG	Bonnstrasse,9 3186 Düdingen Switzerland	2009	Industrial	Development and manufacturing activities in the area of biotechnology and diagnostics.	—	100.000%	—	100.000%	—	100.000%
Grifols Therapeutics, LLC.	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Industrial	Plasma fractioning and the production of haemoderivatives.	—	100.000%	—	100.000%	—	100.000%
Talecris Plasma Resources, Inc. (merged with Biomat USA, Inc.)	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Industrial	Procurement of human plasma.	—	—	—	100.000%	—	100.000%
Grifols Worldwide Operations Limited	Grange Castle Business Park, Grange Castle , Clondalkin, Dublin 22, Ireland	2012	Industrial	Packaging, labelling, storage, distribution, manufacture and development of pharmaceutical products and rendering of financial services to Group companies.	100.000%	—	100.000%	—	100.000%	—
Progenika Biopharma, S.A.	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Development, production and commercialisation of biotechnological solutions.	91.875%	8.125%	91.880%	8.120%	91.880%	8.120%
Grifols Diagnostics Solutions, Inc.	4560 Horton Street 94608 Emeryville, California United States	2013	Industrial	Manufacture and sale of blood testing products	—	55.000%	—	55.000%	—	55.000%
Grifols Worldwide Operations USA Inc.	13111 Temple Avenue, City of Industry, California 91746-1510 Estados Unidos	2014	Industrial	Manufacture, warehousing, and logistical support for biological products.	—	100.000%	—	100.000%	—	100.000%
Grifols Asia Pacific Pte, Ltd	501 Orchard Road nº20-01 238880 Wheelock Place, Singapore	2003	Commercial	Distribution and sale of medical and pharmaceutical products.	100.000%	—	100.000%	—	100.000%	—
Grifols Movaco, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Commercial	Distribution and sale of reagents, chemical products and other pharmaceutical specialities, and of medical and surgical materials, equipment and instruments for use by laboratories and health centres.	99.999%	0.001%	99.999%	0.001%	99.999%	0.001%
Grifols Portugal Productos Farmacêuticos e Hospitalares, Lda.	Rua de Sao Sebastiao,2 Zona Industrial Cabra Figa 2635-448 Rio de Mouro Portugal	1988	Commercial	Import, export and commercialisation of pharmaceutical and hospital equipment and products, particularly Grifols products.	0.010%	99.990%	0.010%	99.990%	0.010%	99.990%
Grifols Chile, S.A.	Avda. Americo Vespucio, 2242 Comuna de Conchali Santiago de Chile Chile	1990	Commercial	Development of pharmaceutical businesses, which can involve the import, production, commercialisation and export of related products.	99.000%	—	99.000%	—	99.000%	—
Grifols USA, LLC.	2410 Lillyvale Avenue Los Angeles (California) United States	1990	Commercial	Distribution and marketing of company products.	—	100.000%	—	100.000%	—	100.000%
Grifols Argentina, S.A.	Bartolomé Mitre 3690/3790, CPB1605BUT Munro Partido de Vicente Lopez Argentina	1991	Commercial	Clinical and biological research. Preparation of reagents and therapeutic and diet products. Manufacture and commercialisation of other pharmaceutical specialities.	95.010%	4.990%	95.010%	4.990%	95.010%	4.990%
Grifols s.r.o.	Calle Zitna,2 Prague Czech Republic	1992	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products, including human plasma.	100.000%	—	100.000%	—	100.000%	—
Grifols (Thailand) Ltd	191 Silom Complex Building, 21st Follor, Silom Road, Silom, Bangrak 10500 Bangkok Thailand	2003	Commercial	Import, export and distribution of pharmaceutical products.	—	48.000%	—	48.000%	—	48.000%

This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX I
GRIFOLS, S.A. AND SUBSIDIARIES
Information on Group Companies, Associates and others for the years ended 31 December 2022, 2021 and 2020

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Name	Registered Office	Acquisition / Incorporation date	Activity	Statutory Activity	31/12/2022 % shares Direct	31/12/2022 % shares Indirect	31/12/2021 % shares Direct	31/12/2021 % shares Indirect	31/12/2020 % shares Direct	31/12/2020 % shares Indirect
Fully Consolidated Companies										
Grifols Malaysia Sdn Bhd	Level 18, The Gardens North Tower, Mid Valley City, Lingkaran Syed Putra 59200 Kuala Lumpur Malaysia	2003	Commercial	Distribution and sale of pharmaceutical products.	—	49.000%	—	49.000%	—	30.000%
Grifols International, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1997	Commercial	Coordination of the marketing, sales and logistics for all the Group's subsidiaries operating in other countries.	99.998%	0.002%	99.998%	0.002%	99.998%	0.002%
Grifols Italia S.p.A	Via Carducci, 62d 56010 Ghezzano Pisa, Italy	1997	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products.	100.000%	—	100.000%	—	100.000%	—
Grifols UK Ltd.	Gregory Rowcliffe & Milners, 1 Bedford Row, London WC1R 4BZ United Kingdom	1997	Commercial	Distribution and sale of therapeutic and other pharmaceutical products, especially haemoderivatives.	100.000%	—	100.000%	—	100.000%	—
Grifols Brasil, Lda.	Rua Umuarama, 263 Condominio Portal da Serra Vila Perneta CEP 83.325-000 Pinhais Paraná, Brazil	1998	Commercial	Import and export, preparation, distribution and sale of pharmaceutical and chemical products for laboratory and hospital use, and medical-surgical equipment and instruments.	100.000%	—	100.000%	—	100.000%	—
Grifols France, S.A.R.L.	Arteparc, Rue de la Belle du Canet, Bât. D, Route de la Côte d'Azur, 13590 Meyreuil France	1999	Commercial	Commercialisation of chemical and healthcare products.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%
Grifols Polska Sp.z.o.o.	Grzybowska 87 street00-844 Warsaw, Poland	2003	Commercial	Distribution and sale of pharmaceutical, cosmetic and other products.	100.000%	—	100.000%	—	100.000%	—
Logística Grifols, S.A. de C.V. (merged with Grifols México, S.A. de C.V.)	Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico	2008	Commercial	Manufacture and commercialisation of pharmaceutical products for human and veterinary use.	—	—	99.990%	0.010%	99.990%	0.010%
Grifols México, S.A. de C.V.	Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico	1993	Commercial	Production, manufacture, adaptation, conditioning, sale and purchase, commissioning, representation and consignment of all kinds of pharmaceutical products and the acquisition of machinery, equipment, raw materials, tools, movable goods and property for the aforementioned purposes.	100.000%	—	99.980%	0.020%	99.980%	0.020%
Grifols Nordic, AB	Sveavägen 166 11346 Stockholm Sweden	2010	Commercial	Research and development, production and marketing of pharmaceutical products, medical devices and any other asset deriving from the aforementioned activities.	100.000%	—	100.000%	—	100.000%	—
Grifols Colombia, Ltda	Carrera 7 No. 71 52 Torre B piso 9 Bogotá. D.C. Colombia	2010	Commercial	Sale, commercialisation and distribution of medicines, pharmaceutical (including but not limited to haemoderivatives) and hospital products, medical devices, biomedical equipment, laboratory instruments and reagents for diagnosis and/or healthcare software.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%
Grifols Deutschland GmbH	Lyoner Strasse 15, D-60528 Frankfurt am Main Germany	2011	Commercial	Procurement of the official permits and necessary approval for the production, commercialisation and distribution of products deriving from blood plasma, as well as the import, export, distribution and sale of reagents and chemical and pharmaceutical products, especially for laboratories and health centres and surgical and medical equipment and instruments.	100.000%	—	100.000%	—	100.000%	—
Grifols Canada, Ltd.	5060 Spectrum Way, Suite 405 (Principal Address) Mississauga, Ontario L4W 5N5 Canada	2011	Commercial	Distribution and sale of biotechnological products.	100.000%	—	—	100.000%	—	100.000%
Grifols Pharmaceutical Technology (Shanghai) Co., Ltd.	Unit 901-902, Tower 2, No. 1539, West Nanjing Rd., Jing'an District, Shanghai 200040 China	2013	Commercial	Pharmaceutical consultancy services (except for diagnosis), technical and logistical consultancy services, business management and marketing consultancy services.	100.000%	—	100.000%	—	100.000%	—
Grifols Switzerland AG	Steinengraben, 5 40003 Basel Switzerland	2013	Commercial	Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments.	—	—	—	—	100.000%	—
Grifols (H.K.), Limited	Units 1505-7 BerKshire House, 25 Westlands Road Hong Kong	2014	Commercial	Distribution and sale of diagnostic products.	—	100.000%	—	100.000%	—	100.000%
Grifols Japan K.K.	Hilton Plaza West Office Tower, 19th floor. 2-2, Umeda 2-chome, Kita-ku Osaka-shi Japan	2014	Commercial	Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments.	100.000%	—	100.000%	—	100.000%	—
Grifols India Healthcare Private Ltd	Regus Business Centre Pvt.Ltd.,Level15,Dev Corpora, Plot No.463,Nr. Khajana East.Exp.Highway,Thane (W), Mumbai - 400604, Maharashtra India	2014	Commercial	Distribution and sale of pharmaceutical products.	99.984%	0.016%	99.984%	0.016%	99.984%	0.016%
Grifols Diagnostics Equipment Taiwan Limited	8F., No.367, Fuxing N. RD., Songshang Dist., Taipei City 10543, Taiwan	2016	Commercial	Distribution and sale of diagnostic products.	100.000%	—	100.000%	—	100.000%	—
Grifols Viajes, S.A.	Can Guasch, 2 08150 Parets del Vallès Barcelona, Spain	1995	Services	Travel agency exclusively serving Group companies.	99.900%	0.100%	99.900%	0.100%	99.900%	0.100%
Squadron Reinsurance Designated Activity Company	The Metropolitan Building, 3rd Fl. James Joyce Street, Dublin Ireland	2003	Services	Reinsurance of Group companies' insurance policies.	—	100.000%	—	100.000%	—	100.000%
Grifols Shared Services North America, Inc.	2410 Lillivale Avenue 90032 Los Angeles, California United States	2011	Services	Support services for the collection, manufacture, sale and distribution of plasma derivatives and related products.	100.000%	—	100.000%	—	100.000%	—
Gripdan Invest, S.L.	Avenida Diagonal 477 Barcelona, Spain	2015	Services	Rental of industrial buildings	100.000%	—	100.000%	—	100.000%	—
Araclon Biotech, S.L.	Paseo de Sagasta, 17 2º izqda. Zaragoza, Spain	2012	Research	Creation and commercialisation of a blood diagnosis kit for the detection of Alzheimer's and development of effective immunotherapy (vaccine) against this disease.	—	75.850%	—	75.850%	—	75.100%

This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2022, 2021 and 2020

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Name	Registered Office	Acquisition / Incorporation date	Activity	Statutory Activity	31/12/2022 % shares		31/12/2021 % shares		31/12/2020 % shares	
					Direct	Indirect	Direct	Indirect	Direct	Indirect
Fully Consolidated Companies										
VCN Bioscience, S.L.	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2012	Research	Research and development of therapeutic approaches for tumours for which there is currently no effective treatment.	—	—	—	86.830%	—	86.830%
Grifols Innovation and New Technologies Limited	Grange Castle Business Park, Grange Castle , Clondalkin, Dublin 22, Ireland	2016	Research	Biotechnology research and development	—	100.000%	—	100.000%	—	100.000%
Kiro Grifols S.L	Poligono Bainuetxe, 5, 2º planta, Aretxabaleta, Guipúzcoa Spain	2014	Research	Development of machines and equipment to automate and control key points of hospital processes, and hospital pharmacy processes.	90.000%	—	90.000%	—	90.000%	—
Chiquito Acquisition Corp.	2711 Centerville Road Suite 400, Wilmington, Delaware, New Castle County, United States	2017	Corporate	Engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware, as amended from time to time (the "DGCL").	—	100.000%	—	100.000%	—	100.000%
Aigües Minerals de Vilajuïga, S.A.	Carrer Sant Sebastià, 2, 17493 Vilajuïga, Girona, Spain	2017	Industrial	Collection and use of mineral-medicinal waters and obtaining of all necessary administrative concessions for the optimum and widest use of these.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%
Goetech LLC (D/B/A Medkeeper)	7600 Grandview Avenue, Suite 210, Arvada, CO 80002, United States	2018	Industrial	Development and distribution of web and mobile-based platforms for hospital pharmacies	—	100.000%	—	100.000%	—	100.000%
Interstate Blood Bank, Inc.	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procurement of human plasma.	—	100.000%	—	100.000%	—	100.000%
Haema, AG	Landsteinerstraße 1, 04103 Leipzig - Germany	2018	Industrial	Procurement of human plasma.	—	—	—	—	—	—
BPC Plasma, Inc (formerly Biotest Pharma Corp)	901 Yamato Rd., Suite 101, Boca Raton FL 33431 - USA	2018	Industrial	Procurement of human plasma.	—	—	—	—	—	—
Alkahest, Inc.	3500 South DuPont Hwy, Dover, County of Kent United States	2015	Research	Development of novel plasma-based products for the treatment of cognitive decline in aging and disorders of the central nervous system (CNS).	—	100.000%	—	100.000%	—	42.450%
Plasmavita Healthcare GmbH	Colmarer Strasse 22, 60528 Frankfurt am Main - Germany	2018	Industrial	Procurement of human plasma.	—	50.000%	—	50.000%	—	50.000%
Plasmavita Healthcare II GmbH	Garnisongasse 4/12, 1090 Vienna , Austria	2019	Industrial	Procurement of human plasma.	—	50.000%	—	50.000%	—	50.000%
Grifols Canada Therapeutics Inc. (formerly Green Cross Biotherapeutics; Inc)	2911 Avenue Marie Curie, Arrondissement de Saint-Laurent, Quebec Canada	2020	Industrial	Conducting business in Pharmaceuticals and Medicines Industry	0.020%	99.980%	100.000%	—	—	100.000%
GCAM, Inc. (merged with Biomat USA, Inc.)	1561 E Orangethorpe Ave #205, Fullerton, CA 92831 USA	2020	Industrial	Engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware and engaging in any and all activities necessary or incidental to the foregoing.	—	—	—	—	—	100.000%
Grifols Laboratory Solutions, Inc	Corporation Trust Center, 1209, Orange Street, Wilmington, New Castle Country, Delaware, 19801 Estados Unidos	2020	Services	Engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware	—	100.000%	—	100.000%	—	100.000%
Grifols Korea Co., Ltd.	302 Teheran-ro, Gangnam-gu, Seoul (Yeoksam-dong) Korea	2020	Commercial	Import, export of diagnostic in vitro products and solutions.	100.000%	—	100.000%	—	100.000%	—
Grifols Middle East & Africa LLC	Office No. 534, 5th floor, NumaalBuilding No.155, Ramses Extension Street, Al Hay Al Sades, Nasr City, Cairo Egypt	2021	Services	Providing consultation (except for those stipulated in Article 27 of the Capital Market Law and its executive regulations) and carry out those commercial activities that are permitted by the law.	99.990%	0.010%	99.990%	0.010%	—	—
GigaGen Inc.	407 Cabot Road South San Francisco, CA 94080, United States	2017	Industrial	Engage in any lawful act or activity for which corporations may be organized under General Corporation Law.	—	100.000%	—	100.000%	—	43.960%
Grifols Pyrenees Research Center, S.L.	C/ Prat de la Creu, 68-76, Planta 3ª, Edifici Administratiu del Comú d'Andorra la Vella Andorra	2021	Industrial	Constitution, development and management of operations of a research and development center in all areas of immunology, dedicated to find possible solutions for therapeutic applications.	—	80.000%	—	80.000%	—	—
Grifols Bio North America LLC	251 Little Falls Drive, Wilmington, New Castle County, 19808, Delaware United States	2021	Industrial	Engage in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business.	—	100.000%	—	100.000%	—	—
Biomat Holdco, LLC.	251 Little Falls Drive, Wilmington, New Castle County, Delaware, 19808 United States	2021	Services	Engage in any lawful act or activity for which corporations may be organized under General Corporation Law of Delaware.	—	100.000%	—	100.000%	—	—
Biomat Newco, Corp.	251 Little Falls Drive, Wilmington, New Castle County, Delaware, 19808 United States	2021	Services	Engage in any lawful act or activity for which corporations may be organized under General Corporation Law of Delaware.	—	100.000%	—	100.000%	—	—
Grifols Escrow Issuer, S.A.	Parque Empresarial Can Sant Joan, Avda de la Generalitat, 152-156, Sant Cugat del Vallès, 08174, Barcelona Spain	2021	Services	Administration, management and control services for companies and businesses, as well as investment in property, as well as providing advisory services of any investee entities or group companies.	100.000%	—	100.000%	—	—	—
Prometic Plasma Resources, Inc.	531 Boul. Des Prairies, Building 15 Laval, Quebec H7V 1B7 Canada	2021	Industrial	Procurement of human plasma.	—	100.000%	100.000%	—	—	—
Access Biologicals, LLC	955, Park Center Drive, Vista, CA 92801, USA	2017	Industrial	Manufacture of biological products such as specific serum and plasma reagents that are used by biotechnological and biopharmaceutical companies for in-vitro diagnosis, cell culture and research and development in the field of diagnostics.	—	100.000%	—	49.000%	—	49.000%
Access Biologicals IC-DISC, Inc.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	100.000%	—	49.000%	—	49.000%

This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX I
GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2022, 2021 and 2020

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Name	Registered Office	Acquisition / Incorporation date	Activity	Statutory Activity	31/12/2022 % shares		31/12/2021 % shares		31/12/2020 % shares	
					Direct	Indirect	Direct	Indirect	Direct	Indirect
Fully Consolidated Companies										
Access Cell Culture, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	100.000%	—	49.000%	—	49.000%
Access Plasma, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	100.000%	—	49.000%	—	49.000%
Albimmune, S.L.	Parque Empresarial Can Sant Joan, Avda de la Generalitat, 152-156, Sant Cugat del Vallès, 08174, Barcelona España	2022	Research	The purpose of the company is the research, development and exploitation of a project on the application of the use of albumin as a medicine	—	51.000%	—	—	—	—
Biotest, AG	Landsteinerstr. 5, D-63303 Dreieich, Germany	2022	Industrial	Development, manufacture and distribution of biological, chemical, pharmaceutical, human and veterinary medical, cosmetic and dietary products as well as containers, devices, machines and accessories for medical, pharmaceutical and analytical purposes, as well as research in these fields. Furthermore the activity (especially research development, production and distribution) in the field of plant protection and plant breeding, the field of testing and purification of soil, water and air and in the field of products, materials and techniques used in space.	24.700%	45.480%	—	—	—	—
Biotest Austria, GmbH	Einsiedlergasse 58, A-1050, Vienna, Austria	2022	Industrial	Distribution of pharmaceutical products.	—	70.180%	—	—	—	—
Biotest Italia, S.R.L.	Via Leonardo da Vinci 43, I-20090 Trezzano sul Naviglio MI, Italia	2022	Industrial	Distribution of pharmaceutical products.	—	70.180%	—	—	—	—
Biotest (UK) Ltd.	17 High Street, B31 2UQ Longbridge Birmingham, United Kingdom	2022	Industrial	Distribution of pharmaceutical products.	—	70.180%	—	—	—	—
Biotest (Schweiz) AG	Schützenstrasse 17, CH-5102 Rupperswil, Switzerland	2022	Industrial	Distribution of pharmaceutical products.	—	70.180%	—	—	—	—
Biotest Hungaria Kft	Torbágy utca 15/ A, Törökbálint 2045, Hungary	2022	Industrial	Procurement of human plasma.	—	70.180%	—	—	—	—
Biotest Farmacêutica LTDA	Rua José Ramos Guimarães, 49 A Centro, 12955-000, Bom Jesus dos Perdões – SP, Brasil	2022	Industrial	Distribution of pharmaceutical products.	—	70.180%	—	—	—	—
Biotest Hellas M.E.P.E.	45 Michalakopoulou Str., 11528 Athens, Greece	2022	Research	Research and development of solutions in the Biopharma area.	—	70.180%	—	—	—	—
Biotest France SAS	45/47 rue d'Hauteville, 75010 Paris, France	2022	Servicios	The purpose of the company is to act as an agent and support the group companies.	—	70.180%	—	—	—	—
Biotest Pharmaceuticals Ilaç Pazarlama Anonim Sirketi	Nidistanbul, Cobançesme Mahallesi, 34197 Bahçelievler, Istanbul, Turkey	2022	Research	Research and development of solutions in the Biopharma area.	—	70.180%	—	—	—	—
Biotest Medical, S.L.U.	C/ Frederic Mompou, nº 5, 6º 3ª A, 08960 Sant Just Desvern, Barcelona, Spain	2022	Industrial	Distribution of pharmaceutical products.	—	70.180%	—	—	—	—
Biotest Pharma, GmbH	Landsteinerstr. 5, D-63303 Dreieich, Germany	2022	Industrial	Carry out the development and production activities in the Biopharma area.	—	70.180%	—	—	—	—
BioDarou PLC	Sarparast St., Italia St. Felestin Ave, 1416653163 Tehran, Iran	2022	Industrial	Procurement of human plasma.	—	70.180%	—	—	—	—
Biotest Grundstücksverwaltungs GmbH	Landsteinerstr. 5, D-63303 Dreieich, Germany	2022	Servicios	Management of own assets.	—	70.180%	—	—	—	—
Plasma Service Europe GmbH	Landsteinerstr. 5, D-63303 Dreieich, Germany	2022	Industrial	Procurement of human plasma.	—	70.180%	—	—	—	—
Cara Plasma s.r.o.	Jungmannova 745/24 - Nové Mĕsto, 110 00 Praha 1 , Czech Republic	2022	Industrial	Procurement of human plasma.	—	70.180%	—	—	—	—
Plazmaszolgálat Kft	Torbágy utca 15/ A, Törökbálint 2045, Hungary	2022	Industrial	Procurement of human plasma.	—	70.180%	—	—	—	—
Grifols Biotest Holdings GmbH	Colmarer Str. 22, 60528 Frankfurt am Main, Germany	2022	Services	Management of own assets as well as the acquisition, sale, holding and management of shares in other companies in Germany and abroad in the company's own name and on its own account (not third parties), in particular in Biotest AG with registered offices in Dreiech.	100.000%	—	—	—	—	—

This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX I
GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2022, 2021 and 2020

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Name	Registered Office	Acquisition / Incorporation date	Activity	Statutory Activity	31/12/2022 % shares		31/12/2021 % shares		31/12/2020 % shares	
					Direct	Indirect	Direct	Indirect	Direct	Indirect
Equity-accounted investees and others										
Aradigm Corporation	3929 Point Eden Way Hayward, California United States	2013	Research	Development and commercialisation of drugs delivered by inhalation for the prevention and treatment of severe respiratory diseases.	—	—	—	35.130%	—	35.130%
Mecwins, S.L.	Avenida Fernandos Casas Novoa, 37 Santiago de Compostela, Spain	2013	Research	Research and production of nanotechnological, biotechnological and chemical solutions.	—	24.590%	—	24.990%	—	24.990%
Albajuna Therapeutics, S.L	Hospital Germans Trias i Pujol, carretera de Canyet, s/n, Badalona Spain	2016	Research	Development and manufacture of therapeutic antibodies against HIV.	—	49.000%	—	49.000%	—	49.000%
Singulex, Inc.	4041 Forest Park Avenue St. Louis, Missouri United States	2016	Research	Development of the Single Molecule Counting (SMC™) technology for clinical diagnostic and scientific discovery.	—	—	—	19.330%	—	19.330%
Access Biologicals, LLC. (becomes part of the group)	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	—	—	49.000%	—	49.000%
Access Biologicals IC-DISC, Inc.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	—	—	49.000%	—	49.000%
Access Cell Culture, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	—	—	49.000%	—	49.000%
Access Plasma, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	—	—	49.000%	—	49.000%
GigaGen Inc.	407 Cabot Road South San Francisco, CA 94080, USA	2017	Industrial	Engage in any lawful act or activity for which corporations may be organized under General Corporation Law.	—	—	—	—	—	43.960%
Medcom Advance, S.A	Av. Roma, 35 Entresuelo 1, 08018 Barcelona; Spain	2019	Research	Research and development of nanotechnological solutions.	—	45.000%	—	45.000%	—	45.000%
Shanghai RAAS Blood Products Co. Ltd.	2009 Wangyuan Road, Fengxian District, Shanghai	2020	Industrial	Introducing advanced and applicable technologies, instruments and scientific management systems for manufacturing and diagnosis of blood products, in order to raise the production capacity and enhance quality standards of blood products to the international level.	26.200%	—	26.200%	—	26.200%	—
Grifols Egypt for Plasma Derivatives (S.A.E.)	Tolip El Narges Hotel, Teseen Streett, Fifth Settlement, Cairo Egypt	2021	Industrial	Establish and operate a plasma fractionation plant, regardless of whether the plasma is collected locally or imported, as well as its filling and packaging.	49.000%	—	49.000%	—	—	—

This appendix is part of note 2 from the consolidated annual accounts.

APPENDIX II
GRIFOLS, S.A. AND SUBSIDIARIES

Operating Segments for the years ended 31 December 2022, 2021 and 2020

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

		Biopharma			Diagnostic			Bio Supplies			Others			Intersegments				Consolidated	
	2022	2021 (*)	2020 (*)	2022	2021 (*)	2020 (*)	2022	2021 (*)	2020 (*)	2022	2021 (*)	2020 (*)	2022	2021 (*)	2020 (*)		2022	2021 (*)	2020 (*)
Revenues from external customers	5,005,382	3,814,983	4,242,502	671,292	779,108	775,889	146,076	115,811	133,221	250,165	266,461	222,521	(8,948)	(43,245)	(34,095)	-25,386	6,063,967	4,933,118	5,340,038
Total operating income	**5,005,382**	**3,814,983**	**4,242,502**	**671,292**	**779,108**	**775,889**	**146,076**	**115,811**	**133,221**	**250,165**	**266,461**	**222,521**	**(8,948)**	**(43,245)**	**(34,095)**	**(25,386)**	**6,063,967**	**4,933,118**	**5,340,038**
Profit/(Loss) for the segment	**791,339**	**681,925**	**967,415**	**129,968**	**152,948**	**215,793**	**114,397**	**39,901**	**36,142**	**(46,809)**	**(83,482)**	**(43,960)**	**35,419**	**(10,896)**	**4,428**	**(305)**	**1,024,314**	**780,396**	**1,179,818**
Unallocated expenses																	(218,634)	(185,332)	(183,686)
Operating profit/(loss)																	**805,680**	**595,064**	**996,132**
Finance result																	**(442,941)**	**(277,799)**	**(177,669)**
Share of profit/(loss) of equity-accounted investee	–	–	–	–	–	–	–	–	–	(1,482)	33,188	60,166	–	–	–	–	**(1,482)**	**33,188**	**60,166**
Income tax expense																	(90,111)	(85,126)	(169,639)
Profit for the year after tax																	**271,146**	**265,327**	**708,990**
Segment assets	**13,187,651**	**9,467,378**	**7,975,667**	**3,681,632**	**3,513,991**	**3,371,125**	**341,876**	**47,446**	**251,551**	**766,139**	**827,371**	**641,341**	**(6,997)**	**(39,963)**	**(26,773)**		**17,970,301**	**13,816,223**	**12,212,911**
Equity-accounted investments	41,162	31,847	–	–	–	–	–	53,264	46,782	1,914,015	1,914,665	1,822,238	–	–	–		1,955,177	1,999,776	1,869,020
Unallocated assets	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		1,608,499	3,417,836	1,192,845
Total assets																	**21,533,977**	**19,233,835**	**15,274,776**
Segment liabilities	**2,317,191**	**1,521,634**	**1,222,664**	**425,693**	**397,869**	**372,461**	**43,264**	**27,596**	**120,787**	**222,565**	**199,095**	**153,513**	–	–	–		**3,008,713**	**2,146,194**	**1,869,425**
Unallocated liabilities	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		10,067,720	9,770,543	6,685,296
Total liabilities																	**13,076,433**	**11,916,737**	**8,554,721**
Other information:																			
Allocated amortisation and depreciation	294,156	228,114	201,087	64,682	88,557	63,053	5,759	2,948	21,846	20,367	19,043	15,263	–	–	–		**384,964**	**338,662**	**301,249**
Unallocated amortisation and depreciation	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		**22,900**	**21,105**	**20,284**
Allocated expenses that do not require cash payments	(71,964)	26,051	38,955	13,639	4,446	(21,335)	120	73	3	(206)	3,349	(2,448)	–	–	–		**(58,411)**	**33,919**	**15,175**
Unallocated expenses that do not require cash payments	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		**(10,770)**	**4,991**	**4,924**
Allocated additions for the year of property, plant & equipment, intangible assets and rights of use	402,672	349,890	289,062	49,890	19,991	34,516	98	13,836	10,915	30,192	28,597	12,698	–	–	–		**482,852**	**412,314**	**347,191**
Unallocated additions for the year of property, plant & equipment, intangible assets and rights of use	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		**59,866**	**55,380**	**107,178**

* As a consequence of the review of transactions and balances allocations by segments, the comparative figures for the fiscal year 2021 and 2020 have been adjusted accordingly.

This appendix forms an integral part of note 5 to the consolidated annual accounts.

1 of 2

2022 2021 2020 2022 2021 2020 2022 2021 2020 2022 2021 2020 2022 2021 2020 Net Revenue 320,631 362,407 339,169 711,579 544,042 495,323 3,855,607 3,154,549 3,599,746 1,176,150 872,120 905,800 6,063,967 4,933,118 5,340,038 Assets by geographical area 1,156,068 1,092,435 1,117,647 6,600,264 5,393,407 2,927,198 11,561,068 10,525,140 9,138,360 2,216,577 2,222,853 2,091,571 21,533,977 19,233,835 15,274,776 Other information: Additions for the year of property, plant & equipment, intangible assets and rights of use 60,503 71,022 93,787 107,030 91,388 92,873 363,034 295,526 253,442 12,151 9,758 14,267 542,718 467,694 454,369 This appendix forms an integral part of note 5 to the consolidated annual accounts. Consolidated APPENDIX II GRIFOLS, S.A. AND SUBSIDIARIES for the years ended 31 December 2022, 2021 and 2020 (Expressed in thousands of Euros) Reporting by geographical area Spain Rest of European Union USA + Canada Rest of World (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 2 of 2

APPENDIX III
GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets
for the year ended
31 December 2022
(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Balance at 31/12/2021	Additions	Business combinations	Transfers	Disposals	Translation differences	**Balance at 31/12/2022**
Development costs	801,606	39,835	943,857	--	(3,372)	40,159	1,822,085
Concessions, patents, licenses brands & similar	244,558	36,612	3,762	97	(3,907)	11,036	292,158
Computer software	330,491	31,299	50	1,881	(34,429)	11,699	340,991
Currently marketed products	1,083,301					65,561	1,148,862
Other intangible assets	156,009	1,323	307,927	(55)	(77,825)	12,418	399,797
Total cost of intangible assets	2,615,965	109,069	1,255,596	1,923	(119,533)	140,873	4,003,893
Accum. amort. of development costs	(168,366)	(28,160)	--	--	663	(3,581)	(199,444)
Accum. amort of concessions, patents, licenses, bı	(64,176)	(12,321)	(332)	--	2,200	(2,702)	(77,331)
Accum. amort. of computer software	(200,291)	(30,357)	(12)	140	16,813	(6,598)	(220,305)
Accum. amort. of currently marketed products	(394,784)	(40,212)				(22,798)	(457,794)
Accum. amort. of other intangible assets	(81,298)	(12,603)	--	--	799	(4,687)	(97,789)
Total accum. amort intangible assets	(908,915)	(123,653)	(344)	140	20,475	(40,366)	(1,052,663)
Impairment of other intangible assets	(70,100)	(638)	--	79	76,302	(7,726)	(2,083)
Carrying amount of intangible assets	**1,636,950**	**(15,222)**	**1,255,252**	**2,142**	**(22,756)**	**92,781**	**2,949,147**
			(See note 3)				

This appendix forms an integral part of note 7 to the consolidated annual accounts.

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APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets for the year ended 31 December 2021

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Balance at 31/12/2020	Additions	Business combinations	Transfers	Disposals	Translation differences	**Balance at 31/12/2021**
Development costs	701,390	34,671	24,027	--	(5,679)	47,197	801,606
Concessions, patents, licenses brands & similar	228,023	57	--	--	--	16,478	244,558
Computer software	279,651	33,516	--	3,315	(208)	14,217	330,491
Currently marketed products	1,004,665	--	--	--	--	78,636	1,083,301
Other intangible assets	156,644	--	--	--	(12,146)	11,511	156,009
Total cost of intangible assets	2,370,373	68,244	24,027	3,315	(18,033)	168,039	2,615,965
Accum. amort. of development costs	(125,875)	(44,612)	--	(60)	5,679	(3,498)	(168,366)
Accum. amort of concessions, patents, licenses, b	(51,197)	(9,909)	--	--	--	(3,070)	(64,176)
Accum. amort. of computer software	(167,124)	(25,474)	--	(101)	178	(7,770)	(200,291)
Accum. amort. of currently marketed products	(331,968)	(35,989)	--	--	--	(26,827)	(394,784)
Accum. amort. of other intangible assets	(71,430)	(4,265)	--	--	--	(5,603)	(81,298)
Total accum. amort intangible assets	(747,594)	(120,249)	0	(161)	5,857	(46,768)	(908,915)
Impairment of other intangible assets	(65,129)	(73)	--	--	--	(4,898)	(70,100)
Carrying amount of intangible assets	**1,557,650**	**(52,078)**	**24,027**	**3,154**	**(12,176)**	**116,373**	**1,636,950**
			(See note 3)				

This appendix forms an integral part of note 7 to the consolidated annual accounts.

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Balance at Business Translation Balance at 31/12/2021 Additions combinations Transfers Disposals differences 31/12/2022 Land and buildings 941,955 130,475 27,620 (455) (35,924) 50,983 1,114,654 Machinery 9,076 5,055 347 (1,189) (6,849) 224 6,664 Computer equipment 8,519 278 263 (568) (1,848) 175 6,819 Vehicles 15,760 6,165 1,279 (10) (2,527) 291 20,958 Total cost of rights of use 975,310 141,973 29,509 (2,222) (47,148) 51,673 1,149,095 Accum. depr. of land and buildings (159,831) (72,214) (359) 106 9,782 (7,088) (229,604) Accum. depr. of machinery (3,792) (1,983) (236) 894 1,361 109 (3,647) Accum. depr. of computer equipment (6,475) (1,432) -- 573 1,719 (178) (5,793) Accum. depr. of vehicles (9,555) (4,869) -- 4 2,157 (236) (12,499) Total accum. Depr. of rights of use (179,653) (80,498) (595) 1,577 15,019 (7,393) (251,543) Carrying amount of rights of use 795,657 61,475 28,914 (645) (32,129) 44,280 897,552 This appendix forms an integral part of note 8 to the consolidated annual accounts. (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) APPENDIX IV GRIFOLS, S.A. AND SUBSIDIARIES Movement in Rights of Use for the year ended 31 December 2022 1 de 2

Balance at Business Translation Balance at 31/12/2020 Additions combinations Transfers Disposals differences 31/12/2021 Land and buildings 759,120 125,112 4,611 3,337 (3,603) 53,378 941,955 Machinery 5,907 3,412 -- (495) (89) 341 9,076 Computer equipment 8,228 641 -- (629) (7) 286 8,519 Vehicles 14,152 4,277 -- (407) (2,887) 625 15,760 Total cost of rights of use 787,407 133,442 4,611 1,806 (6,586) 54,630 975,310 Accum. depr. of land and buildings (94,118) (57,901) -- (3,337) 3,605 (8,080) (159,831) Accum. depr. of machinery (2,236) (2,120) -- 587 87 (110) (3,792) Accum. depr. of computer equipment (4,640) (2,269) -- 629 7 (202) (6,475) Accum. depr. of vehicles (7,717) (4,430) -- 407 2,581 (396) (9,555) Total accum. depr. of rights of use (108,711) (66,720) -- (1,714) 6,280 (8,788) (179,653) Carrying amount of rights of use 678,696 66,722 4,611 92 (306) 45,842 795,657 This appendix forms an integral part of note 8 to the consolidated annual accounts. (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) APPENDIX IV GRIFOLS, S.A. AND SUBSIDIARIES Movement in Rights of Use for the year ended 31 December 2021 2 de 2

Balances at Translation Balances at 31/12/2021 Additions Business combination Transfers Disposals differences 31/12/2022 Cost: Land and buildings 860,447 4,636 236,732 11,374 (864) 43,081 1,155,406 Plant and machinery 2,527,744 50,025 316,946 115,070 (50,958) 110,196 3,069,023 Fixed Assets under construction 763,787 237,015 -- (147,240) -- 24,853 878,415 4,151,978 291,676 553,678 (20,796) (51,822) 178,130 5,102,844 Accumulated depreciation: Buildings (148,082) (27,757) -- 1,553 57 (7,108) (181,337) Plant and machinery (1,442,434) (175,956) (4,044) 3,201 41,061 (59,834) (1,638,006) (1,590,516) (203,713) (4,044) 4,754 41,118 (66,942) (1,819,343) (13,965) (7,396) -- 9,383 340 (926) (12,564) Carrying amount 2,547,497 80,567 549,634 (6,659) (10,364) 110,262 3,270,937 (See note 3) This appendix forms an integral part of note 9 to the consolidated annual accounts. APPENDIX V GRIFOLS, S.A. AND SUBSIDIARIES Movement in Property, Plant and Equipment for the year ended Impairment of other property, plant and equipment (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) 31 December 2022 1 of 2

Balances at Translation Balances at 31/12/2020 Additions Business combination Transfers Disposals differences 31/12/2021 Cost: Land and buildings 780,180 3,361 660 24,830 (123) 51,539 860,447 Plant and machinery 2,200,429 42,747 10,381 171,894 (24,960) 127,253 2,527,744 Fixed Assets under construction 704,582 219,900 (7,300) (199,943) -- 46,548 763,787 3,685,191 266,008 3,741 (3,219) (25,083) 225,340 4,151,978 Accumulated depreciation: Buildings (122,948) (19,388) -- 2,583 123 (8,452) (148,082) Plant and machinery (1,235,483) (153,408) -- (2,609) 18,808 (69,742) (1,442,434) (1,358,431) (172,796) -- (26) 18,931 (78,194) (1,590,516) (2,653) (11,246) -- -- -- (66) (13,965) Carrying amount 2,324,107 81,966 3,741 (3,245) (6,152) 147,080 2,547,497 (See note 3) This appendix forms an integral part of note 9 to the consolidated annual accounts. (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Impairment of other property, plant and equipment APPENDIX V GRIFOLS, S.A. AND SUBSIDIARIES Movement in Property, Plant and Equipment for the year ended 31 December 2021 2 of 2

2022 CONSOLIDATED DIRECTORS’ REPORT

In This Report INTRODUCTION LETTER FROM THE CHAIRMAN OF HONOUR 5 LETTER FROM THE EXECUTIVE CHAIRMAN AND CO-CEOs 6 HIGHLIGHTS 8 MILESTONES 9 ABOUT US 10 INNOVATION 70 ENVIRONMENTAL RESPONSIBILITY 124 COMMITMENT TO DONORS AND PATIENTS 26 OUR PEOPLE 86 FINANCIAL PERFORMANCE 146 ETHICAL COMMITMENT 48 IMPACT ON SOCIETY 108 ABOUT THIS REPORT 164

Our history shapes our future

Industry pioneers

1909

Dr. Josep Antoni Grífols i Roig founds the Instituto Central de Análisis Clínicos, Bacteriológicos y Químicos in Barcelona

Our journey begins

1940

Laboratorios Grifols is born

Founded in Barcelona by Dr. Grífols i Roig and his sons, Josep and Víctor Grífols i Lucas

1943

Production of the first lyophilized plasma in Europe

1951

Dr. Josep Antoni Grífols i Lucas develops the plasmapheresis technique

1958

Operations of Spain's first fractionation facility commence

Internationalization

1995

Grifols becomes the first non-U.S. company to earn FDA approval for its installations and a biological medicine (albumin)

2002

Acquisition of SeraCare (Biomat) and its 43 plasma donation centers

2003

Grifols acquires Alpha Therapeutic Corporation Mitsubishi assets, including its Los Angeles-based plasma fractionation plant

A listed company

2006

Stock market launch in Spain

2011

Inicio de la cotización en el Nasdaq

Global expansion

2011

Third largest manufacturer of plasma-derived medicines following the acquisition of Talacris Biotherapeutics

2014

Acquisition of Novartis transfusion diagnostic business unit

2016

Acquisition of Hologic's NAT donor screening unit

2022

More than 100 years of history built on passion, innovation and teamwork, allowing us to continue creating value and forging a more sustainable future

2022 Consolidated Directors’ Report · 5 CONTENTS 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report New challenges. New opportunities. Almost four decades ago, I followed in my father’s footsteps and took up the helm of what was, at that time, a family business, embarking upon a journey that would see me spearhead and witness one of the great transformations of Grifols. It was back in the 80s, and flanked by a loyal, highly motivated team, we started to expand our production capacity, seek out new business opportunities and take the company global. In 2006 we took the company public to compete on a level playing field with the big industry names, and in 2011 the acquisition of Talecris positioned us as one of the indisputable sector leaders. It was a time of sacrifice, just as this present time is. A time of strategic decision-making, just as this year has been. And above all, it was a time to prioritize what was best for Grifols, as always. Because one thing we know for sure is that what is best for Grifols is what is best for thousands of patients, donors and healthcare professionals. It is what is best for our people, our shareholders, and society. We have been safeguarding people’s health and well-being for 115 years and we will continue to do so, with the utmost responsibility and great optimism. In October 2022 I decided to step down from my role as Chairman of the Board of Directors of Grifols, though I shall stay on as Chairman of Honour, The Executive Chairman, the current CEOs and rest of the management make a formidable team; one which is fully equipped to take Grifols into the future and, as it has already demonstrated, to reverse the situation triggered by COVID-19, a global pandemic with a severe long-term impact. This is not the first storm we have weathered. There have been plenty of times in Grifols’ history when we have had to give it our all and work harder and better to build a stronger company. The transformation is underway, and we have taken all the necessary measures to remain positioned as a top global player which is fully committed to improving the health and well-being of people all over the world. Now, with the integration of Biotest, our new strategic plans and our enhanced capacity to deliver, I can assure you that at Grifols, the best is yet to come. VÍCTOR GRÍFOLS ROURA CHAIRMAN OF HONOUR OF GRIFOLS “What is best for Grifols is what is best for thousands of patients, donors and healthcare professionals. It is what is best for our people, our shareholders, and society. As Chairman of Honour, I will make sure this never changes”

2022 Consolidated Directors’ Report · 6 “Grifols has robust fundamentals and a clear roadmap to build an even stronger position going forward. Growth, sustainability and a long-term approach are the hallmarks of our business” VÍCTOR GRÍFOLS DEU, CO-CEO Transformational spirit For Grifols, 2022 brought a burgeoning recovery and an improving operating and financial performance, even against a macroeconomic backdrop of inflation, uncertainty and volatile financial markets. The decisions made in previous years to enhance our plasma supply capacity drove a consistent increase in donations, particularly in the US market, with donations up 25% over the year to stand at record 2019 levels. Over the course of the year we have implemented operational improvement plans and an internal reorganization based on more independent business units – Plasma Procurement, Biopharma, Diagnostic and Bio Supplies – with a view to improving our competitive position. We took a close look this year at all of our business areas and functions to see where we can deliver better organizational efficiency and become more responsive and proactive. Sadly, these changes will give rise to an 8% reduction in our workforce, which will largely impact our US Plasma Procurement unit. We also undertook a comprehensive review of our innovation projects to ensure we are channeling our efforts into the most viable, high-potential ideas, as well as designing a new structure to drive faster progress on these projects. This allowed us to successfully optimize our R&D pipeline and investments as well as delivering an improvement in terms of risk-opportunity profile. In April, we completed the acquisition of Biotest AG. This major milestone will allow us to increase the availability of plasma-derived therapies, expand our product portfolio to better respond to patients’ needs, step up our innovation strategy and grow our global footprint. It has also allowed us to create Europe’s largest private network of plasma donation centers. The outstanding results reported in 2022 clearly evidence the effort we have all put in to generating growth and improving our operational performance. We want to extend our thanks to every member of the Grifols team for their hard work and constant dedication. Without their commitment, we could never have forged a new strategic partnership with Canadian Blood Services, secured FDA clearance for the AlphaID™ At Home Genetic Health Risk Service, opened a new albumin filling plant in Ireland or launched our subcutaneous immunoglobulin treatment Xembify in Europe, to name but a few of this year’s achievements.

2022 Consolidated Directors’ Report · 7 “Our 2022 results are a clear reflection of the effort and hard work put in by every member of the Grifols team in recent years. Donors, patients and our team are our constant priority” RAIMON GRIFOLS ROURA, CO-CEO In addition to these transformational measures, it is important to highlight that Grifols’ business activity is geared towards improving patients’ lives and contributing decisively to sustainability, because in our view, a project which is sustainable and profitable over the long term must also be ethically, socially and environmentally responsible. We are determined to reinforce our position as one of the world’s most sustainable companies. In 2022, Grifols was included for the third year running in the Dow Jones Sustainability Index (DJSI), the world’s leading sustainability benchmark. We also made significant inroads in deploying our ESG strategy, which is underpinned by the six core pillars and 30 specific goals comprising the Grifols 2030 Agenda. We are proud of the progress made, while we continued support for the UN Global Compact and its ten principles. We responded successfully to other challenges this year, too. We increased training hours to nearly 220 hours per employee, secured progress in equality, diversity and inclusion, and delivered an overall improvement in our gender pay gap. We took environmental action, paring down our greenhouse gas emissions and working on using natural resources more efficiently, as well as moving ever closer to our target of using energy from renewable sources only by 2030. We also continue to roll out ambitious, far-reaching social investment initiatives with donors, patients and patients’ associations, as well as supporting the endeavors of our three foundations. This year 2022 brought great change, but thanks to our transformational spirit, sustainable leadership and responsible growth, we forged ahead with integrity, rigor and an unwavering commitment to the values and ethical principles that have guided us for 115 years. Thank you for believing in us. Sustainable leadership CONTENTS 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report

2022 Consolidated Directors’ Report · 2022 Consolidated Directors’Report · 8 Highlights FINANCIAL PERFORMANCE TALENT AND DIVERSITY COMMITMENT INNOVATION REVENUE EBITDA 6,064 1,221 MILLION EUROS +12.4% CC1 MILLION EUROS HUMAN CAPITAL 26,314 PEOPLE 4.7 MILLION TRAINING HOURS 920,000+ DONORS 800,000+ PATIENTS 65%+ OF PROMOTIONS WENT TO WOMEN R&D+i NET INVESTMENT R&D+i WORKFORCE 351 1,200+ MILLION EUROS PEOPLE CREATED VALUE FOR DONORS AND COMMUNITIES 5,150 MILLION EUROS VALUE CREATED FOR PATIENTS 23,810 MILLION EUROS 6 3 THERAPEUTIC AREAS INNOVATION HUBS 60% 40% (1) Operating or cc excludes rate fluctuations over the period

GRIFOLS 2022 Consolidated Directors' Report · 9

Milestones

Growth

Biotest investment

Grifols completes its strategic investment in Biotest, a transformational transaction that will increase its availability of plasma-derived therapies, expand and accelerate its R+D pipeline, and bolster revenue and margins.

Changes in the top leadership

Steven F. Mayer is appointed as Grifols Executive Chairman in October, following Victor Grífols Roura's decision to retire and continue as Chairman of Honour of Grifols Board of Directors.



New facility in Ireland

Grifols inaugurates a new production plant in Dublin dedicated to the sterile dosing and filling of albumin in a flexible bag.

50th anniversary of Grifols in Parets

Since establishing its Parets del Vallès (Barcelona) facility in 1972, Grifols has expanded its operations to include a total of 23 manufacturing plants.



Commitment to patients

Strategic Alliance with Canadian Blood Services

Under this agreement, Grifols will use Canadian plasma to manufacture immunoglobulins (Ig) at its Montreal facility exclusively for CBS, accelerating the country's efforts to attain 50% self-sufficiency in this essential plasma protein.

FDA clearance of AlphaID™ At Home

Grifols' AlphaID™ At Home Genetic Health Risk Service receives FDA clearance.This service will allow people to assess their genetic risk or developing alpha-1-related lung and/or liver diseases without a prescription.

Innovation

European launch of Yimmugo®

After receiving approval from the German and Austrian health authorities, the commercialization of this innovative new intravenous immunoglobulin has begun in Germany.


Yimmugo

Alliance with Endpoint Health

Grifols signs a collaboration agreement with Endpoint Health to develop and commercialize antithrombin III to treat sepsis, a life-threatening medical emergency.

Sustainability

Recognition as a Great Place to Work

The company received three awards from Forbes in 2022, two in the United States and the other in Spain.

Forbes 75

One of the world's most sustainable companies

Grifols is included in the Dow Jones Sustainability World Index for the second consecutive year and in the Dow Jones Sustainability Europe Index for the third year running in recognition of its leadership and commitment to ESG issues.

CONTENTS

1 About us
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

2022 Consolidated Directors’ Report · 2022 Consolidated Directors’ Report · 10 1 About us Improving people’s health

We are Grifols Business units Grifols is dedicated to enhancing the health and well-being of people around the world. Since 1909, we have strived to promote innovation and advance plasma science to make a positive social impact. Guided by our longstanding solid values and ethical principles, we integrate responsible and sustainable business practices in all of our operations. Making strides • A bridge between patients and donors More treatments thanks to donors’ generosity • Sustainable business model We create economic, social and environmental value • Solid corporate governance Reinforced leadership team • Transformation in progress Progress based on strategic priorities • Commitment with the UN Global Compact We work to build a more sustainable future • Roadmap for Grifols 2030 Agenda 30 objectives based on 6 SDG-aligned pillars Plasma Procurement and Biopharma Plasma procurement, production and commercialization of plasma and non-plasma solutions 83% % over revenue Bio Supplies High-quality biological products for non-therapeutic use 2% % over revenue Diagnostic Leading-edge diagnostic solutions for blood and plasma analyses 11% % over revenue Others Specialty pharmaceuticals and hospital management solutions 4% % over revenue AMONG THE WORLD’S MOST SUSTAINABLE COMPANIES 2023

GRIFOLS 2022 Consolidated Directors' Report · 12

We address the needs of thousands of patients

Grifols strives to generate long-term sustainable value for all of its stakeholder groups, with a clear emphasis on patients and donors, whose generosity makes our plasma-derived therapies possible.

Therapeutic areas

6

Treatments

Plasma and non-plasma therapies

Diagnostic solutions

Transfusional and Clinical



Immunology and Neurology

Immunodeficiencies and autoimmune disorders

Flebogamma DIF · Hypermunes · gamunex-c · Xembify · Tavlesse (Film-coated tablets fostamatinib) · HyperRAB

Pulmonology

Alpha-1 antitrypsin deficiency

PROLASTIN-C LIQUID · AlphaID · PROLASTIN

Hematology

Hemophilia and other bleeding and clotting disorders

Thrombate III · Profilnine Factor IX Complex · Alphanate · AlphaNine · Koāte-DVI · VistaSeal · Fanhdi · VeraSeal

Hepatology / Intensive Care

Hypovolemia and hypoalbuminemia in liver diseases, cardiac surgery, severe infection, etc.

Albutein · Human Albumin Grifols · Albutein FlexBag · Plasbumin

2022 Consolidated Directors’ Report · 13 CONTENTS 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation Joining forces with Biotest Since Grifols closed its Biotest investment in April 2022, both companies have closely collaborated to increase the availability of plasma therapies for the benefit of patients. Immunology and Neurology Hematology Hepatology / Intensive Care Innovation Fibrinogen IgM (Trimodulin) New indication for Cytotect® Workforce +2,300 Donor plasma centers +33 Production capacity +3M liters/plasma STRATEGIC PROJECTS ADVANCED 3 + More details in Innovation, Our People and Financial Performance chapters.

2022 Consolidated Directors’ Report · 2022 Consolidated Directors’ Report · 14 North America Clayton Denver Emeryville Los Angeles San Diego Memphis Montreal North Carolina Hub Research Triangle Park California Hub Emeryville San Carlos South San Francisco Los Angeles San Diego US 298 Canada 1 Clayton Los Angeles Montreal Raleigh-Durham Emeryville Raleigh-Durham San Diego Memphis Denver Corporate Headquarters Industrial Facilities R&D Centers Biopharma Centers Diagnostic Centers Bio Supplies Centers Others Centers Plasma Donor Centers Denver Memphis Montreal Emeryville San Carlos South San Francisco Los Angeles San Diego Raleigh-Durham Clayton Research Triangle Park NORTH CAROLINA HUB CALIFORNIA HUB 2022 Informe Anual Integrado y de Sostenibilidad · 14 Our global footprint GRI 2-1

2022 Consolidated Directors’ Report · 15 CONTENTS 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation Europe China Melbourne Egypt EUROPEAN HUB Barcelona Germany 57 Hungary 18 Czech Republic 13 Austria 3 Barcelona Bilbao Dublin Düdingen Dreieich Leipzig Murcia San Sebastian Europe Hub Dublin Andorra Barcelona Bilbao Zaragoza Düdingen Barcelona Dublin Barcelona Bilbao Düdingen Leipzig Barcelona Murcia San Sebastian Barcelona Bilbao Zaragoza San Sebastian Murcia Andorra Dublin Düdingen Leipzig Dreieich Melbourne China Melbourne Egypt 2 China 41 RoW GRI 2-1

GRIFOLS 2022 Consolidated Directors' Report · 16

Our business model creates value

INPUT

DONORS
920,000+ donors
+25% plasma donations
390+ plasma centers

RESOURCES
€351M net R+D investment*
€298M CAPEX
€1.5Bn+ acquisitions
€21.2Bn+ in assets

TEAM
26,314 employees*
60% women
90+ nationalities
51% 30-50 years

PLANET
34M€ environmental
3Mm³+ water consumption
965M kWh+ energy consumption
+26% renewable energy

INNOVATION
Robust ecosystem
6 therapeutic areas

GOVERNANCE
New leadership
33% women on Board of Directors


INNOVATION
GRIFOLS
GOAL
Enhancing global health
Helping people live longer
and better lives
RISK MANAGEMENT
VALUES
Honesty
Integrity
Safety & Quality
Ethics
HR**
SUSTAINABILITY PLAN
STRATEGIC PILLARS
VALUE CHAIN
DONORS
MANUFACTURING
STRATEGIC VISION

* Including Grifols and Biotest
** Human rights

2022 Consolidated Directors’ Report · 17 CONTENTS 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 2022 ConsolidatedDirectors’ Report · 17 STRATEG CI V SI OI N RISK MANAGEMENT DISTRIBUTION PATIENTS VALUE CREATION Commitment to patients and donors Employee pool Social impact Environmental responsibility AMBITION Increase our positive impact to strengthen our sustainable business model Transparency Compliance Independence Sustainability PATIENTS 800,000+ treated €23.8Bn value creation 5.7x quality of life improvement** €21M access to treatment 80+ patient organizations TEAM 193,000 jobs created 4.7M+ training hours 899 disabled employees 98% permanent contracts 70% training hours delivered to women WE CONTRIBUTE TO 10 SDGs RESOURCES €9.6Bn economic impact generated €6.1Bn revenue €1.2Bn EBITDA €719M total tax contributions €11M community investments PLANET -28% GHG reduction per unit of production +8% energy efficiency per unit of production 8% water savings ** In relation to plasma-derived medicines costs. ETHICAL COMMITMENT ECO N O M C I P E R FO RMANCE -24% carbon footprint in Scopes 1 and 2

GRIFOLS 2022 Consolidated Directors' Report · 18

We are a listed company

Shareholder structure


Class B
38%
62%
Class A


56.1%
30.1%
5.7%
3.8%
3.0%
1.3%

- Related Shareholders and Board of Directors
- Treasury stock
- Europacific Growth Fund
- Capital Research and Management Company
- Blackrock
- Free float

Source: Annual corporate governance Report 2022

(+) More details on Grifols' shareholder composition: www.grifols.com

No extra-statutory or concerted actions

Grifols S.A. share capital currently stands at EUR 119,603,705 and is represented by:

- **Class A shares:** 426,129,798 ordinary shares with voting rights and par value of EUR 0.25, listed on the Barcelona, Madrid, Valencia and Bilbao stock exchanges and the Continuous Market (SIBE).
- **Class B shares:** 261,425,110 shares with non-voting rights but some economic preferential rights and par value of EUR 0.05, listed on the Barcelona, Madrid, Valencia and Bilbao stock exchanges and the Continuous Market (SIBE). These shares have a preferred dividend of EUR 0.01 per share.

Grifols has two American Depository Receipt (ADR) programs in the U.S: Level I ADR for its Class A Shares and Level III ADR for Class B Shares. Level I ADR are listed in U.S. dollars on the OTC markets and Level III ADRs are traded in U.S. dollars on the NASDAQ exchange.

On the other hand, there are no extra-statutory agreements or concerted actions between shareholders. Furthermore, there are no restrictions (statutory, legislative or otherwise) on the transferability of securities and/or any restriction on voting rights.

Legal framework

Grifols is a publicly traded company in Spain and the United States and complies with all applicable legislation in both countries. The company's regulations are frequently reviewed to align with and incorporate new guidelines and best practices into its regulatory frameworks.

External regulatory framework

- Spanish Company Act (Ley de Sociedades de Capital), Securities Market Act (Ley del Mercado de Valores) and other applicable Spanish regulations
- Spain's National Securities Market Commission's (CNMV) Good Governance Code of Listed Companies
- CNMV's Technical Guide 3/2017 on Audit Committees at Public-Interest Entities
- CNMV's Technical Guide 1/2019 on Nomination and Remuneration Committees
- U.S. Securities and Exchange Commission (SEC) guidelines
- NASDAQ Corporate Governance Requirements
- U.S. Sarbanes-Oxley Act of 2002

Internal regulatory framework

- Articles of associations
- General Shareholders' Meeting regulations
- Board of Directors regulations
- Internal codes and regulations
- Corporate policies

2022 Consolidated Directors’ Report · 19 CONTENTS 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation with a solid corporate governance As a global company, Grifols creates long-term value through a solid and strategic corporate governance structure Board of Directors 18 meetings 94% attendance Audit Committee 8 meetings 92% attendance Appointments and Remuneration Committee 8 meetings 100% attendance Sustainability Committee 4 meetings 100% attendance The General Shareholders’ Meeting is the sovereign governing body representing Grifols ownership. The Board of Directors is its highest decision-making body. Grifols publishes an Annual Corporate Governance Report, subject to approval by the Board of Directors. This report includes information on its management framework and ownership structure, among other issues. Lead Independent Director Board of Directors Executive Chairman CO-CEOs Appointments & Remunerations Committee Audit Committee Sustainability Committee Sustainability Steering Committee Executive Team GENERAL SHAREHOLDERS’ MEETING

GRIFOLS 2022 Consolidated Directors' Report · 20

Strong leadership

Board of Directors



VÍCTOR GRÍFOLS ROURA
PROPIETARY DIRECTOR
CHAIRMAN OF HONOUR



STEVEN F. MAYER
EXECUTIVE DIRECTOR
EXECUTIVE CHAIRMAN



RAIMON GRÍFOLS ROURA
EXECUTIVE DIRECTOR
CO-CEO



VÍCTOR GRÍFOLS DEU
EXECUTIVE DIRECTOR
CO-CEO



TOMÁS DAGÁ GELABERT
OTHER EXTERNAL
VICE SECRETARY
AUDIT COMMITTEE
APPOINTMENTS AND REMUNERATION COMMITTEE



ÍÑIGO SÁNCHEZ-ASIAÍN MARDONES
INDEPENDENT DIRECTOR
AUDIT COMMITTEE - CHAIRPERSON



ENRIQUETA FELIP FONT
INDEPENDENT DIRECTOR
SUSTAINABILITY COMMITTEE



JAMES COSTOS
INDEPENDENT DIRECTOR
APPOINTMENTS AND REMUNERATION COMMITTEE - CHAIRPERSON



CARINA SZPILKA LÁZARO
LEAD INDEPENDENT DIRECTOR
AUDIT COMMITTEE



THOMAS GLANZMANN
OTHER EXTERNAL
VICE CHAIRMAN NON-EXECUTIVE
SUSTAINABILITY COMMITTEE - CHAIRPERSON



MONTSERRAT MUÑOZ ABELLANA
INDEPENDENT DIRECTOR
SUSTAINABILITY COMMITTEE



SUSANA GONZÁLEZ RODRÍGUEZ
INDEPENDENT DIRECTOR
APPOINTMENTS AND REMUNERATION COMMITTEE

NURIA MARTÍN BARNÉS
SECRETARY - NON-MEMBER
APPOINTMENTS AND REMUNERATION COMMITTEE - SECRETARY - NON-MEMBER
SUSTAINABILITY COMMITTEE - SECRETARY - NON-MEMBER
AUDIT COMMITTEE - SECRETARY - NON-MEMBER

The appointments of Víctor Grifols Roura as Chairman of Honour and Steven F. Mayer as executive chairman were approved by the board on September 30, 2022.

Subsequent to the year-end, Steven F. Mayer resigned as Executive Chairman for health and personal reasons. On February 21, 2023, the Board of Directors appointed Thomas Glanzmann as new Executive Chairman.

⊕ More information on Grifols' Board of Directors and its functions, board evaluations and committees: www.grifols.com

⊕ More information on remunerations: Annual Remuneration Report and Directors' Remuneration Policy.

The Board of Directors appointed an Executive Chairperson to reinforce Grifols' leadership, accelerate the execution of the company's strategic plan and to increase value for all shareholders.

58%
Independent directors

33%
Women board members

1
Lead independent director

2022 Consolidated Directors’ Report · 21 CONTENTS 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation ALFREDO ARROYO GUERRA CHIEF FINANCIAL OFFICER JORDI BALSELLS VALLS PRESIDENT PLASMA PROCUREMENT DAVID BELL CHIEF CORP DEV, LEG&DP OFFICER VICENTE BLANQUER TORRE CHIEF QUALITY OFFICER MARÍA PÍA D’URBANO PRESIDENT BIOPHARMA DANIEL FLETA COIT CHIEF INDUSTRIAL SERVICES OFFICER MONTSERRAT GAJA LLAMAS CHIEF HUMAN RESOURCES OFFICER ALBERT GRÍFOLS COMA-CROS CHIEF SCIENTIFIC INNOVATION OFFICER ALBERTO GRÍFOLS ROURA PRESIDENT, BIO-SUPPLIES FRANCISCO JAVIER GUIX HUGUET VP, HEALTHCARE SOLUTIONS ANTONIO MARTÍNEZ MARTÍNEZ PRESIDENT, DIAGNOSTIC LLUIS PONS GÓMEZ SVP, STRATEGY IGNACIO RAMAL SUBIRA CHIEF INT. AUDIT & ENTERPRISE RISK MGMT MARÍA TERESA RIONÉ LLANO CHIEF COMMUNICATIONS OFFICER FERNANDO SEBASTIÁN RODRÍGUEZ HARO EVP, TRANSFORMATION Executive team DIVERSE COMPETENCIES AND EXPERIENCE: Broad sector experience In Business management and science In Sustainability In Science and innovation In Digital transformation All committees are comprised by non-executive directors, at least two of whom are independent.

2022 Consolidated Directors’ Report · 22 PLASMA O Ensure plasma supply and access to treatments O Boost a diversified network of plasma centers and maximize their efficiency INNOVATION O Prioritize critical innovation projects O Focus on differentiated products through in-house and investee initiatives projects O Integrate innovation and digital transformation projects that help streamline processes and add value to the business model DONORS AND PATIENTS O Intensify our commitment to patients, healthcare professionals and donors TALENT O Foster a culture based on talent recognition and development O Advocate and promote diversity, inclusion and equal opportunity O Promote employee health and well-being FINANCIAL PERFORMANCE O Reduce debt O Financial discipline and cost control O Sustainable growth NEW BUSINESS MODELS AND GLOBAL EXPANSION O Promote public-private collaborations to bolster countries’ self-sufficiency in plasma-derived medicines O Establish strategic high-potential alliances in core markets SUSTAINABILITY O Continue forging a culture of Sustainability throughout the organization O Maintain a robust Sustainability strategy and roadmap O Increase the integration of ESG analyses and evaluations in decision-making processes Our management team: core priorities New governance New organizational structure New strategic plan Redefined plasma center model Efficiency and cost-savings plan Biotest synergies STRENGTHENING OUR BUSINESS

GRIFOLS 2022 Consolidated Directors' Report · 23

Sustainability as a roadmap

Grifols has made significant strides in recent years to integrate Sustainability into its business model and boost the positive impact and value generated by its operations.

This ambition is reflected in Grifols' Sustainability Policy and 2021-23 Sustainability Master Plan, incorporated in its Strategic Plan and aligned with the United Nations Sustainable Development Goals (SDGs).

Based on an in-depth analysis of the company's relevant or material aspects, the Sustainability Master Plan outlines the 30 corporate objectives that form Grifols 2030 Agenda.

Overview of Grifols' relevant aspects

In 2022, Grifols identified its relevant aspects based on their current or potential impact in the short, medium and long term (impact materiality), as well as those that might generate financial risks or opportunities and therefore affect the company's value in the short, medium and long term (financial materiality).

This double analysis (double materiality) led to an objective and strategic matrix, allowing Grifols to update its ESG sheet.


IMPACT MATERIALITY
FINANCIAL MATERIALITY
1
2
3
4
5
1
2
3
4
5
6
7
8
9
10
11
12

1. Circular economy and resource management
2. Climate change
3. Energy efficiency
4. Human rights
5. Health contribution (patients and society)
6. Employee commitment
7. Data protection and cybersecurity
8. Innovation and knowledge generation
9. Contribution to society
10. Product safety and quality
11. Plasma and donors
12. Ethical code and good business practices

1. Minimum 2. Low 3. Medium 4. High 5. Very high

GRI 3-1, GRI 3-2

≡ CONTENTS
1 About us
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

GRIFOLS 2022 Consolidated Directors' Report · 24

Grifols 2030 Agenda



Commitment to Donors and Patients	Intermediate	Status
• Achieve EUR **18** million per year in donations to support patient programs	€13M/year	✓
• Increase donations of clotting factors to **240** million IU	90M IU	✓
• Achieve **90%** approval among donors for positive customer service (good or excellent rating)	n/a	✓
• Attain **80**% referral rate from active donors	n/a	✓
• Increase ratings via the Donor Hub by **45%**	Same 2030 target	✗



Environmental responsibility	Intermediate	Status
• **55%** decline in GHG emissions per unit of production	-15%	✓
• **15%** increase in energy efficiency per unit of production	+5%	✓
• **100%** electricity consumed from renewable sources	27%	✓
• Promote **decarbonization** in business travel and work commutes	Same 2030 target	✓
• Increase **circular economy** measures at each stage of the operational life cycle	Same 2030 target	✓
• Protect **biodiversity** in the company's natural areas to capture CO_2	Same 2030 target	✓



Social Impact	Intermediate	Status
• Increase the number of social outreach initiatives and investments by **50%**	35%+ (initiatives) 13%+ (investments)	✓
• Allocation of **25%** of social initiatives for STEM scholarships for women	20%	✓
• Reach **$1** million in donations of products and medicines for emergency relief efforts	750k$	✓
• Increase funds for José Antonio Grífols Lucas Foundation by **10%**	10%	✓
• Increase by **10%** the amount allocated to bioethics grants and by **20%** number of activities developed by Víctor Grífols i Lucas Foundation	10%	✓



Ethical commitment	Intermediate	Status
• Implement ESG criteria among suppliers up to **60-80%** of total spending volume	25%	✗
• Maintain Biopharma claims ratio in ≤ **1/50,000**	Same 2030 target	✓
• Maintain <1 critical deficiencies identified by external audits (health regulatory authorities)	Same 2030 target	✓

GRIFOLS 2022 Consolidated Directors' Report · 25





Innovation

Innovation	Intermediate	Status
• Promote **in-house and external innovation** in core therapeutic areas	• Achieve 80%+ of milestones defined in key innovation projects • Allocate at least 75% of R+D investment to new products and market development	✓



Our People

Our People	Intermediate	Status
• Impart **100** hours of training hours/year/person	Same 2030 target	✓
• Deliver annual training to **70-80%** of the workforce	Same 2030 target	✓
• Increase percentage of women in Senior Manager roles to **50%**	41%	✓
• Increase percentage of people with disabilities to **3-5%** of total employee pool	Same 2030 target	✓
• Ensure women comprise **50%** of interviews for managerial positions	45%	✓
• Maintain employee **turnover rate** below industry average*	Same 2030 target	✗
• Achieve **70%** overall employee engagement rate per department	63%	✓
• **75%** increase in installations certified as healthy workplaces	54%	✓
• **15%** decrease in LTIFR (lost time injury frequency rate)	5,3%	✓
• **75%** of installations with ISO 45001 certification	54%	✓



Grifols is firmly committed to its strategic roadmap. In 2022, we continued to advance at a progress rate of over 90%, evidence of our headway toward meeting our Agenda 2030 objectives.

* Plasma workforce excluded.

CONTENTS
1 About us
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

Commitment to donors and patients Building bridges 2

We are health Our priorities WE SUBSCRIBE TO THE PRINCIPLES OF BIOETHICS We work to guarantee the supply of plasma and advance countries’ self-sufficiency to assure access to plasma-based treatments. Our standards of quality, safety, transparency and engagement are industry references as the health and well-being of thousands of people depend upon us. Roadmap for Grifols 2030 Agenda •  Increase donations to patient programs •  Increase donations of clotting factors in developing countries •  Boost product donations for emergency relief efforts •  Achieve service ratings from donors of “excellent” or “good” •  Encourage more donors to recommend the donation process to family and friends •  Increase ratings on donor applications Donors Patient associations Self-sufficiency Patients AUTONOMY Each person is able to make decisions freely and independently. JUSTICE Healthcare resources are allocated equitably and fairly. BENEFICENCE We work to optimize benefits for patients and diminish potential harm. NON-MALEFICENCE Our actions cannot intentionally create a harm or injury to the patient.

GRIFOLS 2022 Consolidated Directors' Report · 28


V-LOK CUFF

Grifols transforms donor plasma into life-sustaining medicines, ensuring responsible operations at every stage of the value chain.

Committed donors

"I like helping people. Donating plasma has a positive impact, and I feel good knowing I contribute to saving people's lives."

Trent H., Texas, United States

1,586 donations

Donors

920,000+
donors

2,600 M€
positive impact on donors

- Donations are via plasmapheresis
- Plasma is only collected from qualified donors who regularly donate in centers routinely inspected by health authorities
- Donating plasma is safe

Plasma

Makes up 55% of whole blood

Contains 90% water

7% are essential proteins:

1% CLOTTING FACTORS

3% FIBRINOGEN

15% IMMUNO GLOBULINS

21% ALPHA AND BETA GLOBULINS

60% ALBUMIN

GRIFOLS 2022 Consolidated Directors' Report · 29

On average, nine to 12 months are needed to convert this raw material into essential plasma-based therapies for patients.

Improving patients' lives

"It took me 21 years for a correct diagnosis of Alpha-1. Because donors donate their plasma, I am able to live a better life; I am on my feet and moving most of the time."

Matteo - Italia. Alpha 1-antitrypsin deficiency (AADT) patient

Value chain

60
day inventory hold

10+
screening analyses per donation

- Suitable plasma
- Protein fractionation and purification
- Viral inactivation and sterile filling
- Maximum product control via holographic seal and PEDIGRI® system

Patients

800,000+
patients treated

23,810 M€
positive impact on patients

- Dozens of diseases are treated with plasma therapies
- Proactive promotion of access to treatment
- Numerous patient programs



CONTENTS

1 About Grifols
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

GRIFOLS 2022 Consolidated Directors' Report · 30

Efforts to guarantee plasma supply

Greater awareness

- Campaigns and collaborations in the U.S. and Europe
- Promotion of International Plasma Awareness Week (IPAW), organized by the Plasma Protein Therapeutics Association (PPTA)
- Cooperation with patient authorities and associations
- Support of the U.S. Plasma Donation Awareness Act
- Support for EU policies that promote strategic self-sufficiency of plasma

⊕ More information in Chapter 6: Impact on Society

More plasma centers

- Grifols operates the largest network of plasma centers in the world
- 390+ plasma centers
- Global and diversified operations
- Acquisition of first plasma center in Canada in 2022
- Opening of two plasma centers in Egypt out of the 20 planned by 2023
- 33 Biotest centers

Greater self-sufficiency

- Consolidation of the strategic alliance in Egypt
- New alliance with Canadian Blood Services

⊕ More information in Chapter 6: Social Impact.


Where it all begins

Museu Grifols: spotlighting the value of plasma for 25 years

In 2022, Museu Grifols marked the 25th anniversary of its Barcelona inauguration. Located in the former headquarters of Laboratorios Grifols, this unique space has welcomed more than 11,000 people to better understand and appreciate the vital role of plasma in global healthcare systems. Through visually appealing exhibits, visitors learn more about plasma and the production of plasma-based therapies, and how they enhance the health and well-being of people worldwide. In addition to Barcelona, Museu Grifols also has headquarters in Los Angeles and permanent exhibitions in other U.S. cities.

CONTENTS 1 About Grifols 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 2022 Consolidated Directors’ Report · 31 1 About Grifols 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report Program to boost plasma self-sufficiency: leading the change A strategic alliance with Canada In 2022, Grifols reached a long-term collaboration agreement with Canadian Blood Services (CBS) to accelerate the country’s immunoglobulin self-sufficiency from 15% to 50% in the shortest timeframe possible. Grifols will produce immunoglobulins exclusively for CBS at its new fractionation plant in Montreal. This is the first time CBS has signed this type of agreement. Based on Grifols’ leadership in establishing private-public-sector partnerships, this is the best way to ensure countries’ plasma self-sufficiency. Canada has high Ig consumption, currently importing up to 85% of this plasma protein. To help address the country’s needs, Grifols is creating a vertical supply chain with new plasma donation centers to be opened in the coming years and already-acquired production facilities, including its manufacturing plant in Montreal and a plasma donation center in Winnipeg. The manufacturing process will take place in Grifols’ Clayton (North Carolina) plant until the Montreal plant is fully operational in 2026. Egypt, pioneering in the Middle East and Africa Grifols signed a strategic alliance with the Egyptian government in 2020 to promote the self-supply of plasma medicines through a public-private partnership model. Under this innovative alliance, Grifols is helping develop the first integrated platform in the Middle East and Africa to supply plasma therapies on national and regional levels. Grifols Egypt currently has two operational plasma centers, with the aim of opening 20 centers in total. The company continues to make inroads on the construction of the remaining production installations, including plasma fractionation and purification plants, and analysis and storage facilities. These installations are expected to be operational by 2025. In the meantime, all collected plasma (up to a million liters per year) will be processed in Spain and returned to Egypt as finished product. The World Health Organization (WHO), Council of Europe and other institutions all agree on the urgent need for countries to increase their self-sufficiency of plasma-derived medicines for the sake of patients who need them. Under the umbrella of its “Self-sufficiency Program,” Grifols closely collaborates with countries to advance this crucial objective, helping them improve their healthcare systems and reduce their reliance on third parties.

2022 Consolidated Directors’ Report · 32 8 commitments to donors 8 commitments to donors Safeguard donors’ health, safety and well-being Respect donors’ human rights and ensure equal treatment following the principles of non-discrimination Ensure donors provide informed consent before donating plasma Respect legislation in each country regarding donor compensation and the frequency of plasma donations Support local communities where donor centers are located Comply with personal data legal requirements and implement all necessary measures to protect donors’ privacy and personal data Promote open communication and awareness about the uses of plasma medicines Ensure every interaction with donors is professional, respectful, helpful and engaging Our commitment to donors Respect for dignity and human rights underpin all Grifols’ activities in alignment with the core principles of the Universal Declaration of Human Rights (1948), Declaration of Helsinki (1964), and UNESCO Universal Declaration of Bioethics and Human Rights (2005). As defined in Grifols’ Code of Ethics, all company interactions with stakeholders, including donors, are founded on a deep-seated respect for human rights. This principle is articulated in the Grifols Donor Policy, which also underlines respect for country-specific legal regulations, non-discrimination and measures to protect donors’ health and safety as fundamental commitments.

CONTENTS 1 About Grifols 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 2022 Consolidated Directors’ Report · 33 1 About Grifols 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 2022 Consolidated Directors’ Report· 33 Grifols donors represent a cross-section of society DONOR SATISFACTION RATE * 94% Active donors who recommend the donation process to family and friends 86% Active donors who rate Grifols’ attention as good or excellent BALANCED DISTRIBUTION EDUCATION AND EMPLOYMENT 41% 59% 31% 18 to 25 61% college graduates * Based on the 2021 survey of approximately 5,000 active donors (last donation in the last 60 days) 27% current university students 95% full-time employees 12% high school graduates 31% 26 to 35 6% 56 to 65 13% 46 to 55 19% 36 to 45 AGE Grifols provides clear and reliable information for donors at every stage of the donation process, and prior informed consent is essential. Interactions with donors are founded on the utmost respect for human rights and the principles of bioethics and transparency.

GRIFOLS 2022 Consolidated Directors' Report · 34

Donors and donations

Plasma cannot be synthetically produced or created in a laboratory. Hundreds of donors and donations are needed to provide a single year's supply of plasma-derived medicines for just one patient.

Donation regulations

Plasma can be procured from whole blood donations (recovered plasma) or via plasmapheresis (sourced plasma).

Plasma collection for fractionation is strictly regulated by various global healthcare authorities and good manufacturing practices (GMP). In the United States, the regulatory authority is the FDA and, in Europe, it is the European Agency for Medicine (EMA). The Plasma Protein Therapeutics Association (PPTA) defines and monitors additional quality standards as part of its voluntary IQPP (International Quality Plasma Program) certification.

Plasma donation is an extremely safe process, with few to no side effects. Using the plasmapheresis technique, plasma is extracted from whole blood and blood cells, platelets and other components are returned to the donor. The body can regenerate the volume of collected proteins in less than 24 hours, a far shorter recovery compared to whole blood donations.

Quality control in plasma donation centers

Grifols' donation centers follow the highest quality and safety standards and undergo ongoing regulatory inspections to guarantee the safety and quality of donated plasma.

REGULATORY INSPECTIONS IN GRIFOLS' PLASMA DONATION CENTERS

	No. of inspection days	
	2022	**2021**
FDA*	119	80
EMA	182	196
CLIA-COLA	108	145
PPTA	123	117
TOTAL	**532**	**538**

Including Biotest
(*) More than 95% of FDA inspections resulted in 0 observations.
(**) Suspension, revocation or loss of any license or certification; warning letter, imposed suspension of any regulated activity.

No administrative action** in 2022


Plasmapheresis, a safe procedure for donating plasma
WHOLE-BLOOD COLLECTION
BLOOD AND PLASMA SEPARATION
RED AND WHITE BLOOD CELLS ARE RETURNED
ONLY PLASMA IS DONATED

GRIFOLS 2022 Consolidated Directors' Report · 35

Donation criteria

Qualified donors

- Donate at least twice over the last 6 months
- Maximum 2 times every 7 days
- 18-69 years old
- 50+ kg
- Normal limits medical exam

DOCUMENTATION

- Valid ID picture: driver's license, passport, etc.
- Proof of Social Security Number
- Proof of address

Blood analysis with every donation

- HCV, HBV, VHA, HIV and B19 virus detection
- Hepatitis B, Hepatitis C and HIV antibodies
- Other periodic tests

Specific controls

- Weight, blood pressure, pulse, temperature, anemia and protein levels

Plasmavigilance: safe donations

Grifols' plasmavigilance data in 2021 indicates minimal donor adverse events (DAE)* in line with previous years. Only 0.2% of donations caused side effects per 10,000 donations. These levels are similar to those of previous years. Most adverse effects were minor, resulting in hypotensive events or phlebotomy-related injuries like hematomas. Severe reactions requiring medical assistance were extremely rare, representing only 0.005% of Grifols' total donations.

Data on donor side effects continues to confirm the safety of plasma donation.

*Grifols publishes plasmavigilance data one year after the study following the criteria outlined in the "IQPP Standard for Donor Adverse Events" and the nine categories included in Plasma Protein Therapeutics Association (PPTA) guidelines.



Hematomas 49.2%
Hypotension 42.9%
Other 3%
Hyperventilation 0.5%
Citrate reactions 1.7%
Allergic reactions 1.6%
Aeroembolism 0.06%

When is donating plasma not allowed?

Grifols follows all the regulatory requirements of the health authorities. Additionally, has comprehensive processes, using the evidence based medicine approach, to establish the eligibility criteria an ensure whether a donor can donate. If medical evaluations reveal abnormal levels or irregular parameters, donors must postpone the donation process to ensure these are not indicative of an underlying health issue. Biomarkers include:

- Irregular heartbeat
- High body temperature
- High or low hematocrit
- High or low total protein
- Lipemic plasma

We protect donors' health

Grifols only uses plasma from qualified donors, never from occasional donors. Once deemed suitable, donors undergo physical exams and assessments of their medical, surgical, social and travel history. They are also subject to medical history before every donation.

This information is recorded in the donor's file, which is confidential and in compliance with Grifols' data protection policy.

Before each donation, a specialized Grifols staff member checks the donor's vital signs and weight, as well as blood and plasma protein levels to confirm they can safely donate.

Grifols' regular medical assessments helps enhance the overall health and well-being of its donors, one of its corporate priorities.

≡ CONTENTS
1 About Grifols
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

2022 Consolidated Directors’ Report · 36 Donor health is our top priority STUDY ON PLASMAVIGILANCE IN THE U.S. The rate of side effects from plasma donations via plasmapheresis is not significant More than 1.1 million donors – who together account for 72% of the U.S. source plasma collected for a four-month – participated in the first industry-wide, multi company study of the incidence, frequency and type of adverse effects of plasmapheresis. Promoted by the PPTA in cooperation with diverse industry firms, the study confirmed the overall safety of plasmapheresis. Following FDA standards of collection volumes and donation frequency, the rate of adverse events (AE) was 1.58 per 10,000 donations. Moreover, 90% of AEs were minor, such as hypotension and phlebotomy-related hematomas, and there were no reports of serious or severe adverse events. The scientific journal Transfusion published the study’s findings in 2021. IRON LEVELS Plasma donation has no effect on iron reserves This study found no loss of iron or decline in ferritin levels a a result of regular plasma donations – even in the case of long-term donors – as opposed to whole blood donations. In light of these findings, there is no need to monitor donors’ iron levels or recommend iron supplements. CHOLESTEROL LEVELS Research findings suggest that cholesterol levels may decline Apheresis or low-density lipoprotein extraction is used to treat patients with familial hypercholesterolemia. Similarly, the low-volume plasmapheresis used in plasma donations may also lower cholesterol levels in some donors. This research initiative examined the effect of plasmapheresis on total LDL and HDL cholesterol levels in a healthy plasma donor population. Based on its findings, total and LDL cholesterol levels may decline in donors with elevated baseline cholesterol levels following regular voluntary plasmapheresis. In donors with low baseline HDL levels, HDL cholesterol levels may increase. BLOOD PRESSURE The results suggest a beneficial effect for donors with high blood pressure Grifols conducted a study to determine the potential effects of plasmapheresis on blood pressure. The results suggest a beneficial effect among donors with high baseline blood-pressure levels, with significant decreases in both systolic and diastolic blood pressure when donation intervals are under 14 days. No decline in blood pressure was observed among donors with baseline normal blood pressure levels. + Access to all studies: Plasmavigilance: Source Plasma Joins the Call to Arms - Cho - 2021 - Transfusion - Wiley Online Library. Prospective Multicentre Study of the Effect of Voluntary Plasmapheresis on Plasma Cholesterol Levels in Donors. Frequent Source Plasma Donors Are Not at Risk of Iron Depletion. The Effect of Plasmapheresis on Blood Pressure in Voluntary Plasma Donors - PubMed (nih.gov). Grifols directly supports and promotes the research of diverse scientific institutions and associations to better understand the potential effects of plasmapheresis on donors as part of its commitment to donor health and safety.

GRIFOLS 2022 Consolidated Directors' Report · 37

Donation centers in dedicated communities

In 2022, Grifols operated 298 plasma centers in the U.S. and 91 in Europe, all located in communities dedicated to driving positive change. Its U.S. plasma donation centers are geographically diverse, with no particular concentration in specific areas.

In its search for suitable sites for plasma centers, Grifols considers areas with a solid commitment to community progress, active chambers of commerce, and a strong vocation to advancing social progress. For Grifols, a community's active participation in the plasma donation process is paramount to securing patients' access to life-sustaining plasma-based therapies.

Grifols' plasma-center employees take proactive steps to forge ties with local residents by organizing educational, social and awareness-raising events on the vital need for plasma donations. Plasma centers also collaborate with local businesses and non-governmental organizations to help raise awareness on plasma and the manufacturing process of plasma therapies.

The company considers other criteria when choosing where to establish plasma donation centers, including low viral markers, below-average crime statistics and community heterogeneity, critical to ensuring a diverse donor pool.


GRIFOLS
Biomat USA Plasma Center

Our commitment creates value
A win-win commitment

In 2022, Grifols once again measured the socioeconomic impact of its plasma donation centers in the United States and Germany using the input-output methodology.

Total economic impact

€4,550M

+49% higher than 2021

Total jobs created

122,500

+43% higher than 2021

☰ CONTENTS
1 About Grifols
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

GRIFOLS 2022 Consolidated Directors' Report · 38

A differential value chain

Plasma Procurement Regulation

- WHO: recommendations for the manufacture, control and regulation of human plasma for fractionation (WHO Technical Report Series, No. 941)
- Directive 2002/98/CE, which establishes standards for the quality and safety of the processes related to human blood and its components
- EMA Guideline on Plasma-Derived Medicinal Products
- 21CFR Part 640: additional standards for human blood and blood products
- Local regulations in countries where hemoderivatives are distributed
- PPTA standards that Grifols voluntarily adheres to
- European Pharmacopoeia

Biopharma Regulation

- Good Pharmacovigilance Practices, EMA
- Code of Federal Regulations (CFR): 21 CFR 11, 21 CFR 210, 21 CFR 211, 21 CFR 600, 601, 610, 630 and 640
- Good Manufacturing Practices, Pharmaceutical Inspection Co-operation Scheme (PIC/S)
- European Pharmacopoeia
- United States Pharmacopeia
- Local regulations in countries where hemoderivatives are distributed

PLASMA PROCUREMENT

PLASMA

PLASMA COLLECTION	ANALYSIS OF DONATED PLASMA	INVENTORY HOLD
Only qualified donors	• Screenings for virus antigens or antibodies 10+ analyses per unit of plasma: hepatitis A, B and C, HIV, parvovirus B19, etc. • Use of highly sensitive techniques like NAT and ELISA • Laboratories approved by FDA, EMA and other health authorities	• Minimum 60-day inventory hold before used in production • New verification of samples to guarantee the absence of viral or pathogenic markers

Internal Control Framework

Grifols' robust safety system encompasses a highly trained staff; rigorous process and product designs; innovative Grifols-engineered technologies; and complete traceability, from plasma donation to commercialization.

Grifols' Quality Area monitors the diverse materials and procedures that intervene in the supply chain. This supervision includes controls in both manufacturing processes and final products to assure the quality, safety and efficacy of each lot, as well as the review and follow-up of manufacturing procedures to guarantee compliance with GMPs and ongoing improvements. It also oversees systems to escalate relevant events and take corrective actions through Grifols Quality Committees, which evaluate key performance indicators (KPIs) and quality markers.

Grifols forms part of the National Donor Deferral Registry (NDDR), the industry's voluntary self-regulatory initiative to verify the quality and safety of plasma applicable to all U.S. donors.

⊕ More information: https://www.pptaglobal.org/safetyquality/nationaldonor-deferral-registry

Supplier Audit System

Under Grifols' Supplier Qualification Management System, and softgoods are subject to strict and ongoing evaluation processes, including plasma from external suppliers and critical non-plasma suppliers. Grifols conducts routine supplier audits to guarantee compliance with GMP regulations and quality standards.

⊕ A detailed breakdown of supply audits is available in Chapter 3: Ethical commitment.

CONTENTS 1 About Grifols 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 2022 Consolidated Directors’ Report · 39 1 About Grifols 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report QUALITY MANAGEMENT SYSTEMS IN MANUFACTURING FACILITIES Production with suitable plasma Production stages: fractionation or separation of proteins, purification, specific stages of viral inactivation, dosage and conditioning Adherence to Good Manufacturing Practices (GMP) ELIMINATION OF VIRUSES AND OTHER PATHOGENS Carried out throughout the manufacturing process Testing and elimination processes for potential pathogens, viral inactivation and virus removal techniques May also include pasteurization, heat treatment, solvent/detergent treatment and/or nanofiltration, depending on the product ASEPTIC FILLING Once purified Sterilization and dosing carried out using an exclusive system developed by Grifols Engineering PRODUCT TRACKING AND TRACEABILITY Vial identification with a unique code Packaging with a holographic seal to assure inviolability and authenticity System for assigning unique and traceable numerical series to prevent counterfeiting PEDIGRI® system to provide healthcare professionals with detailed information on specific plasma used BIOPHARMA MANUFACTURING POST-SALES External certifications The quality systems of all Grifols’ medicine and medical device production facilities are certified by external bodies • Certifications of Good Business Manufacturing Practices from the European Union, the United States and other countries where required. • IQPP & QSEAL Certifications from the Plasma Protein Therapeutics Association (PPTA). • International Quality Plasma Program (IQPP) Certification, a voluntary standards program including the management of donors and plasma centers. • Quality Standards of Excellence, Assurance and Leadership (QSEAL) Certification, with voluntary membership and certification, applicable to the manufacture of plasma-derived medicines. 100% of the employees subject to quality control and product safety receive training in this area. Internal and external quality audits • Grifols management establishes and maintains the quality management system. Internal auditors periodically audit plasma centers, laboratories, production facilities and warehouses to monitor quality standards and GMP compliance. • The quality audit area conducts routine reviews of all operations. • All plasma centers, manufacturing plants, warehouses and laboratories are periodically inspected by health authorities in the U.S. (FDA), Europe (EMA) and other countries in accordance with current regulations. • Plasma centers and fractionation plants are subject to regular PPTA inspections. + https://www. pptaglobal.org/safety-quality/standards/iqpp + A detailed breakdown of supply audits is available in Chapter 3. Ethical commitment.

2022 Consolidated Directors’ Report · 40 Guided by the greatest respect for human rights, Grifols has three unwavering commitments that oversee its interactions with patients and patient organizations: Our commitment to patients Patient notification system Grifols has supported and participated in the Plasma Protein Therapeutics Association’s (PPTA) Patient Notification System (PNS) since 1998. Using this free system, patients and registered persons are notified of information relating to the voluntary or mandatory withdrawal of plasma medicines. The service is confidential and limited to registered users such as patients, doctors, family members and pharmaceutical professionals. + More information: https://www.pptaglobal.org/advocacy/patient-notification-system We subscribe to international principles: O International Bill of Human Rights (includes the Universal Declaration of Human Rights, International Covenant on Civil and Political Rights, and International Covenant on Economic, Social and Cultural Rights) O Declaration of Helsinki O UNESCO Universal Declaration on Bioethics and Human Rights O United Nations Guiding Principles on Business and Human Rights O OECD Guidelines for Multinational Enterprises O United Nations Global Compact O Delivery of the best possible therapies, products and services through continuous innovation and leadership in safety and quality standards. O Engagement and support of patients and organizations by serving as a reliable and transparent source of information. O Advocacy and support of the principles of justice and equality in healthcare, with a special focus on access to plasma therapies. Safety and quality Transparency and independence Access to treatment

GRIFOLS 2022 Consolidated Directors' Report · 41

☰ CONTENTS
1 About Grifols
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

Essential treatments

An estimated two million people in Europe[1] suffer from one of the 12 most common rare diseases, including hemophilia and primary immunodeficiency (PIDD).These conditions are treated and managed with plasma-derived therapies.

The potential benefits of plasma therapies for high-prevalence diseases continues to grow in line with scientific advances. Plasma proteins are also used in everyday medical treatments, emergency services and surgical interventions, among other uses.

(1) - Silvia Rohr and Rianne Emst "Key Economic and Value Consideration for Plasma-Derived Medicinal Products (PDMPs) in Europe" for the PPTA.

Patients benefitted in 2022

800,000+

Diseases treated

ALBUMIN
- Liver cirrhosis
- Surgery (cardiac and major)
- Intensive care (e.g. sepsis, burns)

IMMUNOGLOBULINS
- Immunodeficiencies
  - Primary (PIDD)
  - Secondary (SID)
- Neurological conditions
  - Chronic inflammatory demyelinating polyradiculoneuropathy (CIDP)
  - Acute demyelinating polyneuropathy (Guillain Barré)
  - Multifocal motor neuropathy (MMN)
- Hematological conditions
  - Immune thrombocytopenia (immune thrombocytopenic purpura or ITP)
- Neuromuscular diseases
  - Myasthenia Gravis (MG)
- Post-exposure prophylaxis for rabies
- Post-exposure prophylaxis and treatment for tetanus
- Immunoprophylaxis of hepatitis B

ALPHA-1 ANTITRYPSIN
- Alpha-1 antitrypsin deficiency disorder (AATD) (genetic emphysema)

CLOTTING FACTORS
- Bleeding disorders
  - Hemophilia A and B
  - Von Willebrand disease (VWD)
  - Rare clotting factor deficiencies
- Trauma/injury-related hemorrhaging
- Overdose of anticoagulants or toxic substances that induce bleeding


ALBUMIN
25g
IMMUNOGLOBULINS
4g
ALPHA-1 ANTITRYPSIN
0,15-0,30g
CLOTTING FACTORS
Factor VIII: 300 a 450 UI
Factor IX: 180 a 200 UI

Benefits of plasma-based therapies by disease

	Immunodeficiencies and neurological conditions	Bleeding disorders	Alpha-1 antitrypsin deficiency
Increase in life expectancy	●	●	●
Improvement in quality of life	●	●	●
Prevention of infections	● For PIDD and SID		
Positive impact on disease progression	●	●	●
Prevalence	PIDD: 1/13,500 CIDP: 1/200,000 in children 1-7/100,000 in adults PTI: 9.5/100,000	Hemophilia A: 25/100.000 Hemophilia B: 5/100.000 EvW: 1/8,500-1/50,000	AADT: 123,7/100,000

2022 Informe Anual Integrado y de Sostenibilidad · 42 Access to treatments Patient support initiatives in the U.S. Grifols works actively to promote patient access to the treatments they need, especially when extraordinary circumstances may affect or limit this access. Since 2006, the company implemented initiatives to support patients who are treated with its plasma medicines during lapses in medical insurance coverage. It also provides treatment to patients who need short-term help. 4,185 Patients benefitted in 2022 €11.8M value* of support provided in 2022 * Includes product value and financial support.

GRIFOLS 2022 Informe Anual Integrado y de Sostenibilidad · 43

CONTENTS
1 About Grifols
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

World Federation of Hemophilia

Approximately 400,000 people around the world suffer from severe hemophilia, yet 75% do not receive treatment. Grifols has collaborated with the World Federation of Hemophilia (WFH) Humanitarian Aid Program since 2014 by donating clotting factors for hemophilia patients in need of treatment.

Grifols donations also support the WFH's Global Alliance for Progress (GAP) program. In its second decade, this initiative aims to increase the number of patients diagnosed and treated for bleeding disorders, especially in the world's poorest countries.

8,245 patients treated 2014-2021*

4,459 patients treated in 2021*

30+ countries

33.5 million IU donated in 2022

2022-2030 Commitment

Donate **240** million IU**, which provides **10,300** doses to treat **3,000** patients per year

*Source: WFH data/ **IU = international units

Support in emergency situations

Grifols collaborates with Direct Relief to provide medical resources to healthcare professionals following natural disasters and other humanitarian emergencies. In 2022, the company updated its donation procedures with Direct Relief to expedite the delivery of donated products.

€2.0 M
million in plasma medicines donated 2019-2022

€0.7 M
value of product donations in 2022

Global Aid Program

218M+
IU clotting factors

GRIFOLS 2022 Consolidated Directors' Report · 44

Patient associations

Patient associations and advocacy groups play a fundamental role in global healthcare systems by giving patients a voice. Coordinated by Global Patient Affairs team, these organizations are an essential component of Grifols' corporate actions and decision-making process.

The company's interactions with patient associations respect country-specific regulations and transparency principles. Grifols has standardized operating procedures to internally regulate collaboration agreements, grants and donations by establishing eligibility, compliance, ethics and transparency guidelines. These criteria are outlined in the Patient and Patient Organizations Policy.

Broad scope in 2022

Grifols engaged more than 80 global patient organizations in core therapeutic areas. In 2022 Grifols allocated nearly €21 M to product donations* and to support 50 of these associations through various programs and activities. Europe has been the main focus of the company's activity.

Therapeutic Areas/Diseases		
Pulmunology Immunology	Neurology Alzheimer's disease	Liver disease Bleeding disorders

4

geographic regions

North America:
- Focus on the U.S., Canada and Mexico

Europe:
- Focus on Spain, France, Germany, Italy and Scandinavia

Latin America:
- Focus on Brazil and Argentina

Asia:
- Focus on Australia

Interaction with 80+ patient associations

* More details: Access to treatments section

How we collaborate

- **Awareness:** We support initiatives to increase awareness of specific diseases
- **Boosting diagnostic rates:** We promote early diagnosis
- **Education:** We contribute to educate patients, families and caretakers
- **Communication:** We facilitate communication between patients, medical professionals and policymakers
- **Access:** We promote better access to treatment and healthcare

Grifols patient interactions: guiding principles

- **Mutual benefit:** Demonstrate a clear benefit for patients
- **Transparency:** Public disclosure of financial contributions to patient associations and encouragement that they do likewise
- **Integrity:** Commitment always in alignment with corporate objectives and priorities
- **Compliance:** Compliance with all legal norms, rules and guidelines, as well as Grifols policies
- **Independence**: The right not to support Grifols' actions

More information on Grifols Patient and Patient Organization Policy: www.grifols.com

CONTENTS 1 About Grifols 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 2022 Consolidated Directors’ Report · 45 1 About Grifols 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report Collaborations and programs Donation program to patient associations The company supports the projects and initiatives spearheaded by patient organizations around four strategic lines: O Education and empowerment: Efforts to involve patients in making decisions about their health. In the case of rare diseases, training medical professionals is also key to reduce the time to diagnosis and improve the approach to these conditions. To this end, Grifols collaborates in various seminars and scientific conferences. O Greater awareness and visibility: Initiatives to give visibility to patient communities and commemorate their related International Days to forge community ties and help get their needs and challenges included on political agendas. Grifols takes part in creating and maintaining different communication channels and informational collateral. O Patient experience and welfare: Grifols collaborates with projects aimed at improving disease management and patient experience, including programs to facilitate the administration of treatments and promote healthy lifestyle and nutritional habits, among others. In 2022, the company supported Spanish hemophilia associations to offer patients physiotherapy services to address their musculoskeletal challenges and improve functional capacity, as well as psychological support programs for pediatric and adult patients of various associations. O Advocacy and access: Patient organizations ensure equity in access to treatment, and in the case of plasma derivatives, they also promote plasma sufficiency through a single donor-patient link. The shortage of plasma-based medicines remains an urgent global challenge despite a greater focus during the COVID-19 crisis. In 2022, Grifols continued to support plasma awareness and educational campaigns in Europe led by various primary immunodeficiency patient organizations. Plasma education program for European patient associations This initiative was launched in 2022 to educate and empower patient communities. Two editions of the program have been carried out with the participation of the main patient organizations in Austria, Germany, Spain and Switzerland. Building community Grifols strives to forge trusting relationships, educate and support the patient communities it serves. The “Open House” educational program, launched in the United States, is among the initiatives that reflects this commitment. In 2022, Grifols launched a program in Europe, bringing together, for the first time, 18 representatives from 10 different patient organizations in Spain in the first edition, and 12 representatives from 6 German-speaking organizations (plus two plasma donors) in the second edition, at the Grifols Museum and production plants in Barcelona. In addition to promoting education, “Open House” also aims to reinforce ties with patient associations by building a sense of community, promoting joint efforts and increasing their visibility. We support patients’ needs The Spanish Association of Primary Immune Deficiencies (AEDIP) leads the “Spanish Consensus for the Sufficiency of Plasma and Its Related Treatments” to promote a national strategy for plasma and plasma-based treatments in collaboration with patient associations, clinical experts, scientific societies, donor organizations and other market agents. The AEDIP aspires to make Spain a benchmark in the collection, management and use of plasma, ensuring patients a sufficient supply of plasma therapies and fast, fair access to treatment.

2022 Consolidated Directors’ Report · 46 FINANCIAL STABILITY Donors have more income to meet their day-to-day needs and cover their monthly living expenses. HEALTHIER LIVES Their health improves since they are able to afford better-quality food and exercise more frequently. PHYSICAL AND PSYCHOLOGICAL WELL-BEING Donors feel better about themselves, enjoy a better social life and spend more time with family and friends. EDUCATIONAL EXPENSES Donors are more confident about their future since they can better afford tuition and pay for other college-related expenses. HEALTHCARE ACCESS A healthier community since donors must be in good health in order to donate. More people benefit from plasma-derived proteins. ECONOMIC IMPACT IN DONOR COMMUNITIES A sizeable amount of money reverts back to the community, with around 87% of compensations injected within a 20-mile radius. TOTAL SROI* 2.7x * Total SROI is a term to reflect both the Investment and the Social Value created €2,550M Local Communities €2,600M Donors POSITIVE IMPACT ON DONORS AND LOCAL COMMUNITIES €5,150M How we contribute

CONTENTS 1 About Grifols 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 2022 Consolidated Directors’ Report · 47 1 About Grifols 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report Positive impact of Grifols’ 4 main plasma proteins on patients treated for the primary diseases for which they were developed €735M Alpha-1 antitrypsin €120M Factor VIII €9,340M Inmunoglobulinas €13,525M Albúmina POSITIVE IMPACT ON PATIENTS €23,810M 5.7X IMPROVEMENT IN QUALITY OF LIFE IN RELATION TO PLASMA-DERIVED MEDICINES COST ONGOING VALUE CREATION FOR DONORS AND PATIENTS In 2022, Grifols once again measured the value generated by its U.S. and European donation centers and main plasma medicines as treatment indications for alpha-1 antitrypsin to treat DAAT; immunoglobulins for primary immunodeficiencies (PIDD), secondary immunodeficiencies (SID), chronic inflammatory demyelinating polyneuropathy (CIDP), primary immune thrombocytopenia (ITP), Guillain Barré Syndrome and Myasthenia Gravis (MG); clotting factor VIII; and albumin to treat acute liver disease, hepatorenal syndrome and spontaneous bacterial peritonitis (SBP). Grifols used the SROI (Social Return on Investment) methodology to determine the value generated in 2022 for donors, local communities and patients, and to estimate the global cost-benefit of its treatments. + More details on the analysis in Chapter 9: About This Report

2022 Consolidated Directors’ Report · 2022 Consolidated Directors’ Report · 48 Ethical commitment Adding value 3

We are trust Our principles At Grifols, we are firm believers in the value-creating power of a job well done. Our core values and principles are tightly interwoven into our corporate governance systems and internal codes and regulations. Every day, we work to ensure they are applied at every level of the organization. WE FOLLOW UN GLOBAL PACT PRINCIPLES PRINCIPLE 1. We support and respect the protection of internationally proclaimed human rights in our areas of influence. PRINCIPLE 2. We do everything possible to ensure our operations are not complicit in human rights abuses. PRINCIPLE 10. We work against corruption in all its forms, including extorsion and bribery. Honesty Transparency Human Rights Independence Ethics Integrity Sustainability Legal Compliance Safety and Quality Roadmap for Grifols 2030 Agenda •  Suppliers evaluated by ESG criteria •  Maintaining Biopharma claims ratio •  No Critical issues detected in external audits

2022 Consolidated Directors’ Report · 50 Ethical Foundation Code of conduct O Adherence by all employees via written consent O Specific training for new hires O The code is public and accessible to the entire workforce in Spanish and English on Grifols’ corporate website and the employee portal O Any compliance issue is considered a serious breach and may lead to disciplinary actions, including dismissal Code of ethics O Model of conduct extends to the entire workforce, including senior-level executives and corporate governance bodies O Explicitly endorsed every year by board members, senior executives, directors and area managers O Any breach of Grifols’ ethical principles may lead to disciplinary actions, including dismissal + All of Grifols’ corporate policies and internal codes and regulations are publicly available on www.grifols.com New corporate policies Mental Health Policy Designed to prevent, protect and promote employee mental health and well-being, as well as support workers dealing with mental health issues Climate Change Policy Establishes a framework to articulate Grifols’ strategy and business model regarding its commitment to fight climate change Procurement Policy Includes guidelines and common procedures for purchasing processes and supply strategies

2022 Consolidated Directors’ Report · 51 CONTENTS 1 About Grifols 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About Grifols 2 Commitment to donors and patients 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report Human rights: a core pillar Integrated into our business model, the global human rights strategy continuously evolves through ongoing improvement procedures and serves as the basis of employee training and engagement at every organizational level. Respect for the intrinsic rights and dignity of every person is an essential prerequisite for Grifols. The key principles of bioethics guide Grifols in the research, development, manufacturing and marketing of its products, with the overarching aims of protecting the safety and dignity of everyone involved in the process, and ensuring the advancement of scientific progress within an ethical framework. Various regulations, declarations and codes govern the adoption of these principles, including the Universal Declaration of Human Rights (1948), the Helsinki Declaration (1964) and the UNESCO International Declaration of Bioethics and Human Rights (2005). In line with the foremost international benchmarks (United Nations Global Compact, United Nations Guiding Principles of Business and Human Rights, OECD guidelines for multinationals, and the ILO Declaration for Multinationals), Grifols has developed a comprehensive strategy to promote and guarantee responsibility and commitment to human rights throughout all its activities. Promoting and safeguarding human rights in Grifols’ top leadership We are working on the establishment of a Human Rights Committee to strengthen our governance bodies to promote, implement and ensure compliance with the Human Rights Policy, in addition to integrating and coordinating the reporting of non-Financial and sustainability information, among others. Board of Directors Sustainability Committee

2022 Consolidated Directors’ Report · 2022 Consolidated Directors’ Report · 52 Four areas of action In 2022, Grifols further analyzed and reviewed its due-diligence processes to progressively implement a global model, integrating both internal and external best practices. + Grifols’ Human Rights Policy is available on the corporate website Reinforced governance Increase in awareness and education Greater transparency Concrete and measurable action plans Culture of understanding and respect for Human Rights O Compiles and updates the values outlined in the Code of Conduct, which governs the behavior of everyone who works and collaborates with the Group. O Establishes the foundational principles on human rights governance and a general framework to detect, prevent, mitigate and correct current or potential negative impacts. O Outlines clear principles to forge a culture of respect for human rights that governs all of Grifols’ stakeholder interactions. O Identification and prioritization of impacts O Impact analysis O Management to minimize and mitigate impacts O Grifols Ethic Helpline Human Rights Policy Due Diligence Remediation and grievance procedures

2022 Consolidated Directors’ Report · 53 CONTENTS 1 About Grifols 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About Grifols 2 Commitment to donors and patients 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 2022 Consolidated Directors’ Report· 53 Due Diligence Measures to address identified impacts The company defined the following salient human-rights issues as most severe and likely to impact its operational scope based on its human-rights due-diligence processes and United Nations Guiding Principle 24. In 2022, Grifols focused due-diligence process on defining the most relevant human-rights issues. As part of these efforts, it implemented a series of measures and processes to prevent impacts related to the main identified risks, defining quantifiable indicators for each. In 2023, the company will initiate a protocol to review its compliance, and work to advance human-rights management at every stage of the value chain in its countries of operation. Grifols has a communication channel (Grifols Ethics Helpline) available to all employees and third-party to confidentially report any concerns of ethical misconduct, including those that may violate or undermine human rights. This system strengthens the due-diligence process and helps identify and address negative human-rights effects. Most relevant human-rights impacts Patients’ right to healthcare: access to medicines Donor rights: protection of vulnerable groups Patient safety: counterfeit medicines Employee rights: non-discrimination, equality and diversity Occupational health and safety Non-harassment workplace Employee training and development Human rights in the value chain

2022 Consolidated Directors’ Report · 54 Grifols’ ultimate goal when processing stakeholders’ personal data is to build relationships of trust by preserving their privacy, and preventing data breaches. The company complies with all applicable data-protection laws and regulations, and works with suppliers that provide sufficient assurances in protecting data integrity and privacy. The company’s Global Data Privacy and Data Protection Policy defines a framework for processing personal data, as well as all pertinent data protection and security principles. Its compliance is mandatory for the entire workforce. Training and awareness are key to privacy. All employees receive training on the Global Privacy and Data Protection Policy, and teams that regularly process personal data undergo additional instruction. In 2022, Grifols assured access to training and awareness sessions Data protection and cybersecurity Right to privacy Cybersecurity for all employees likely to process personal data. In particular over 18,000 employees globally had access to privacy training. Grifols’ rigorous privacy-related safety, technical and organizational measures, protect its organizational assets and users in a cyber-environment, while vouching for the confidentiality of personal data of all our stakeholders, including medical information collected in plasma donor centers and clinical trials. The company has diverse processes and systems in place to protect against the loss, unauthorized access, misuse and modification of personal data of plasma donors and clinical-trial participants. All clinical trials adhere to the guidelines established by the European Medicines Agency’s Good Clinical Practice ICH E6 (R2) and the U.S. Food and Drug Administration. In addition, audits performed on both clinical trials and pharmacovigilance procedures include a compliance review of applicable privacy regulations. Grifols has both internal and external cyber-protection measures. Its internal safety and cybersecurity policy develops and defines a regulatory framework, decision-making and control bodies, and cybersecurity and cyber risk-management functions, while specialized external services effectively protect the safety of the information and assets involved in Grifols’ operations. The company makes sure its organizational environment wholly supports its business objectives and cybersecurity goals. Its rigorous procedures, tools, technological innovations and insurance policies protect the organization’s assets and users. Grifols regularly reviews the risks associated with the use of third-party and cloud-based services, ensuring they comply with all security, privacy and legal norms. It also has a robust IT incident-response system, including contingency plans to ensure the continuity of its operations in the event of an attack. In 2022, Grifols recorded no relevant cyberattacks, cyber-related thefts, loss of sensitive data or physical damages affecting the normal development of its operations.

2022 Consolidated Directors’ Report · 55 CONTENTS 1 About Grifols 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About Grifols 2 Commitment to donors and patients 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report We promote integrity Crime prevention policy and criminal risk management system The Crime Prevention Policy establishes Grifols’ unequivocal rejection of the commission of criminal offenses or other types of unethical conduct, and its determination to prevent and combat them. This policy is developed through the Criminal Risk Management System (CRMS), which defines the appropriate measures to prevent crimes and significantly reduce the risk of their commission. The CRMS is routinely reviewed by an independent expert. Anti-competition practices Grifols’ Competition Policy prohibits its members from any conduct that has the purpose or may have the effect of limiting or distorting free competition in the market against the interests of other competitors and, more serious, against the interests of consumers and users. Such prohibited conducts include, among others, collusive practices or agreements, such as, for example, sharing market or sources of supply, collective boycott, resale pricing, or the application of unequal commercial conditions, among others; and abuse of a dominant position, such as denying production or supply, imposing predatory prices, or forcing the purchase of unrelated related products, among others. Money laundering Grifols has mechanisms, procedures and policies to prevent, detect and respond to possible money laundering breaches in the course of its business operations. Prevention As part of its CRMS criminal risk analysis, Grifols assesses its exposure to the risk of money laundering and terrorist financing, identifying activities with higher associated risks and primary mechanisms to mitigate them. Detection Grifols detects possible breaches through routine CRMS reviews. The Grifols Ethics Helpline allows people to confidentially report potential instances of unethical behavior or irregularities. Reaction and response Grifols has an investigation protocol, as well as a sanctioning system. In 2022, Grifols reported no confirmed cases of anti-competitive practices in its regions of operation.

2022 Consolidated Directors’ Report · 2022 Consolidated Directors’ Report · 56 Anti-corruption policy Extensive to all employees and third-party collaborators, Grifols’ Anti-Corruption Policy outlines the standards of conduct and interactions with civil servants and public-sector organizations and agents, as well as private-sector organisms and entities. The company has diverse review processes to ensure compliance as part of its overall anti-corruption program. Grifols has zero tolerance for acts of bribery and corruption, and works towards the goal of maintaining zero cases of corruption. The company does not tolerate any form of retaliation against those who in good faith report a possible violation of applicable laws, rules and regulations, or non-compliance with internal policies and procedures. Grifols has internal procedures that explicitly define the acts considered as bribery and corruption, and that include a list of the applicable disciplinary actions if a violation of its Anti-Corruption Policy is detected, including the possibility of dismissal. Integrated anti-corruption model Training sessions To ensure compliance with anti-corruption policies and procedures, Grifols holds regular training sessions for both current staff and new recruits. Those employees who, due to their duties, interact more frequently with public officials or perform functions related to the marketing of Grifols products or services, receive additional and reinforced training. Review process Compliance with the Anti-Corruption Policy is reinforced by a series of review processes according to the type of interaction (articulated through various internal procedures), under the supervision of the compliance function. While special attention is given to higher risk operations, reviews of interactions with government officials, public agencies, healthcare professionals and/or healthcare organizations include the analysis and management of potential conflicts of interest. The review processes are intended to cover the full range of Grifols’ activities in the market. + Grifols’ Anti-corruption Policy is available on: www.grifols.com Confirmed cases of corruption in 2022 0 Number of interactions reviewed between Grifols employees and government officials or other professionals in 2022 4,730 Anti-corruption measures for third-party collaborations Grifols’ anti-corruption global program includes control mechanisms for third parties interested in entering a business or commercial relationship with the company. Before entering any commercial relationship with Grifols, third parties are subject to a thorough two-part verification process: a first phase, where Grifols establishes the legitimacy of the potential commercial transaction, and a second phase of due diligence, which includes an in-depth analysis of the third-party’s organizational structure, key employees, business approach and corporate reputation, among other aspects. Third-party contracts include current anti-corruption obligations, as well as an annex summarizing Grifols’ Anti-Corruption Policy. At least once a year, they are required to certify full compliance with the ethical standards outlined in this policy. In certain cases, third-party collaborators such as international distributors are also required to complete periodic online training on anti-corruption issues, for example, the U.S. Foreign Corrupt Practices Act (FCPA). The contracts with third parties also include a clause giving Grifols the right to perform audits and terminate commercial relations in the case of non-compliance with these norms. Internally, employees are responsible for constantly monitoring the day-to-day activities of the third parties under their management area. Both the potential violations alerts system and the continuous monitoring process aim at detecting possible red flags and, as such, manage and resolve these adequately and as promptly as possible.

GRIFOLS 2022 Consolidated Directors' Report · 57

CONTENTS
1 About Grifols
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

Audits

The company's Internal Auditing Department conducts routine[1] audits on corporate areas and business units, including the review and control of compliance with the Anti-Corruption Policy in all companies that have risk of corruption. External and independent audits are also carried out on different aspects of Grifols' Global Anti-Corruption Program.

If a potential case of corruption is identified, an internal investigation is always initiated with the involvement of external legal advisors.

The Global Compliance Review Committee assists the Audit Committee, which reports to the Board of Directors, regarding its supervision of the Global Anti-Corruption Program.

EMPLOYEES MOST LIKELY TO OBSERVE CASES OF CORRUPTION WHO HAVE BEEN INFORMED ON ANTI-CORRUPTION POLICIES AND PROCEDURES BY PROFESSIONAL CATEGORIES


1%
8%
15%
17%
33%
19%
6%

	Informed before 2022	Informed during 2022	Total
Executives	4	15	19
Directors	19	85	104
Senior Management	23	155	178
Management	25	172	197
Senior Professionals	27	329	356
Professional staff	16	194	210
Administrative staff / manufacturing workers	7	57	64
Total	**121**	**1,007**	**1,128**

NUMBER OF EXECUTIVES INFORMED ON ANTI-CORRUPTION POLICIES AND PROCEDURES


1
17
3
18
3
Informed before 2022
Informed during 2022
TOTAL
Europe U.S. Others

EMPLOYEES MOST LIKELY TO OBSERVE CASES OF CORRUPTION WHO HAVE RECEIVED SPECIFIC ANTI-CORRUPTION TRAINING


81
274
351
73
229
9
154
503
360
Trained before 2022
Trained during 2022
TOTAL

EMPLOYEES MOST LIKELY TO OBSERVE CASES OF CORRUPTION WHO HAVE BEEN INFORMED ON ANTI-CORRUPTION POLICIES AND PROCEDURES


14
17
91
146
493
368
160
510
459
Informed before 2022
Informed during 2022
TOTAL

Training sessions

98% of Grifols' employees most likely to witness cases of corruption have been informed of anti-corruption policies and procedures

~90% have undergone specific training

(1) The periodicity of these audits is established according to the risk assigned.

2022 Consolidated Directors’ Report · 58 Grifols’ interactions with global healthcare professionals and organizations broaden its knowledge and awareness of patient behavior and disease management, critical to enhancing the quality of patient care and expanding treatment options. Conducted with maximum integrity and transparency, these relations are regulated by The Global Compliance Program. Grifols’ Gifts and Hospitality policy provides guidance to Grifols employees on the appropriate standards and established limits for managing transfers of value and hospitality to healthcare professionals, public officials and others subject to the Grifols Gift and Hospitality policy. U.S. In the U.S., the Sunshine Act (PPS Act) requires manufacturers and group purchasing organizations (GPO) of pharmaceuticals, biologicals, medical devices and medical supplies to itemize all information relating to payments and transfers of value to specific professionals and healthcare organizations, including physicians, mid-level practitioners and teaching hospitals. Every year in June, the Centers for Medicare and Medicaid Services (CMS) publishes information extracted from these reports. We are transparent Interactions with healthcare professionals and healthcare organizations Europe In Europe,1 Grifols voluntarily adopted practices outlined in Chapter 5 of the European Federation of Pharmaceutical Industries and Associations (EFPIA) Code, and made them extensive to all corporate divisions and operations in 2015. In 2022, for the seventh consecutive year, Grifols disclosed all payments and transfers of value to healthcare organizations and professionals in various European countries as defined by EFPIA, in alignment with its policies and procedures on its transparency program and in compliance with this initiative. As a member of MedTech Europe, Grifols’ Code of Ethical Business Practice likewise reflects these transparency guidelines, including the disclosure of Training Grants carried out in 2021. The company also discloses all information related to country-specific transfers of value in compliance with local regulations. (1) The following countries are included within the EFPIA Code: Austria, Belgium, Bosnia-Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Iceland, Italy, Latvia, Lithuania, Malta, North Macedonia, Norway, the Netherlands, Poland, Portugal, Romania, Russia, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey, Ukraine and United Kingdom. Grifols has a specific policy and procedure in place that describes its transparency program and how it complies with U.S. federal and state reporting obligations. In the U.S., Grifols adheres to the Pharmaceutical Research and Manufacturers of America (PhRMA) and the Advanced Medical Technology Association (AdvaMed) Codes on Interactions with Healthcare Providers and continues to develop its compliance systems to reflect code updates (PhRMA in January 2022 and AdvaMed en June 2022). Both codes aspire to bolster the ethical norms and principles in interactions with the healthcare community. In accordance with these principles, healthcare companies like Grifols can hire external consultants or advisors under the following conditions: the selection process is based on qualifications and experience and for a specific need; financial compensation reflects fair market value established for these services; and the relationship is formalized through a written contract. Grifols maintains a transparency-training program for all employees whose roles include regular interactions with U.S. healthcare organizations and professionals. In 2022, 75 U.S.-based employees received training on transparency reporting. + Grifols’ corporate website includes a methodology note and specific reports on transfers of value to healthcare professionals and organizations in concrete countries: www.grifols.com

2022 Consolidated Directors’ Report · 59 CONTENTS 1 About Grifols 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About Grifols 2 Commitment to donors and patients 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report Aggregate total transfers of value Under the Open Payment Program, U.S. transfers of value $12.0M +64% vs 2021 + More detail on the transfers of value made according to the EFPIA Code: www.grifols.com In accordance with EFPIA criteria €18.9M +41% vs 2021

2022 Consolidated Directors’ Report · 60 Public affairs management Grifols’ European involvement Grifols participates in health policy discussions with a broad network of EU stakeholders to help improve people’s access to healthcare. In 2022, the company actively participated in the following public consultations: O 2023 targeted consultation on EU4Health priorities O Proposal for a regulation on Substances of Human Origin SoHO: proposed regulation on substances of human origin Grifols welcomed the European Commission’s proposal for a regulation on the standards of quality and safety for Substances of Human Origin (SoHO). The proposal could be an important step forward in modernizing the regulatory framework and should potentially increase the supply of essential plasma-derived therapies to treat rare, chronic and life-threatening conditions. Grifols looks forward to working with the different institutions involved to boost Europe’s plasma supply. + https://health.ec.europa.eu/blood-tissues-cells-and-organs/overview/proposal-regulation-substances-human-origin_en Review of EU pharmaceutical legislation In 2023, the European Commission will release a proposal to update general pharmaceutical legislation. Grifols hopes to work with the different institutions involved to ensure the legislative proposal promotes greater access to healthcare and recognizes the unique nature of plasma medicines. + https://ec.europa.eu/info/law/better-regulation/have-your-say/initiatives/12963- Revision-de-la-legislacion-general-farmaceutica-de-la-Union_es Advocacy is a legitimate and essential component of the democratic process, allowing people to share their perspectives and concerns with public officials. For Grifols, advocacy entails reaching out to political circles to raise awareness among policymakers on the singular nature of plasma-derived medicines and the vital importance of their unrestricted access in healthcare centers. The Grifols Code of Conduct and Anti-Corruption Policy offers guidelines and standards of interaction between Grifols and public officials. Grifols follows the highest ethical standards in its interactions with public officials, including the obligation to act with the utmost integrity and transparency. In the U.S., Grifols complies with all federal, state and local regulations, including regularly submitting transparency reports outlining its lobbying-related expenses to the U.S. Congress as required by the Lobbying Disclosure Act (LDA). Grifols lobbying disclosure reporting requirements are governed by standard operating procedures covering Grifols activities in the U.S. and EU. The company makes neither direct nor indirect campaign contributions to political candidates or government officials. Grifols is part of the European Union’s Lobby Transparency Register since 2019, and adheres to the rules of conduct governing relations with European Union institutions, articulated in its code of conduct. Through this registry, the company discloses its activities to EU institutions and has the option of submitting feedback on public consultations. These are mainly focused on legislation and policies related to blood and plasma, as well as on patient access to care. The company is also a member of three other EU organizations: Plasma Protein Therapeutics Association (PPTA), European Confederation of Pharmaceutical Entrepreneurs (EUCOPE) and MedTech Europe. + More details at the end of this chapter

GRIFOLS 2022 Consolidated Directors' Report · 61

Grifols Ethics Helpline

The Grifols Ethics Helpline is available for employees and external collaborators to anonymously and confidentially raise any concerns regarding legal non-compliance or misconduct.

All allegations follow a standard operating procedure to make sure they are properly channeled and investigated, and to determine if any corrective measures are required. Grifols has a designated Ombudsperson to ensure this process is properly followed.

Grifols does not tolerate retaliatory measures of any kind against those who in good faith report possible violations of applicable laws, rules and regulations or non-compliance with internal policies and procedures. Retaliation could lead to disciplinary action, including dismissal.

In 2022, the Grifols Ethics Helpline received 355 allegations (290 allegations in 2021): 328 in North America, 22 in Europe and 5 in other countries. After their investigation, 4 allegations related to human rights violations were substantiated. In all cases, the appropriate disciplinary measures were taken. In addition, no allegations of corruption were received in 2022.

(+) More information on the Grifols Ethics Helpline: http://grifols.ethicspoint.com

GRIFOLS' ETHICS HELPLINE 2022


29%
9%
27%
3%
5%
2%
4%
1%
2%
18%
General concern
Workplace harassment
Misconduct or inappropriate behavior
Improper employment or disciplinary action
Discrimination
Conflict of interest
Health, Safety and environment
Failure to comply with quality, regulatory or manufacturing standards
Sexual harassment
Others



CONTENTS
1 About Grifols
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

2022 Consolidated Directors’ Report · 62 A responsible value chain Our understanding of safety and quality As a leading healthcare organization, Grifols makes every effort to achieve the highest levels of quality and safety of its products and services. This core commitment is driven by senior management, ratified in the Code of Ethics and extensive to the entire organization. The Chief Quality Officer (CQO) verifies the effective implementation and management of all safety and quality control processes. Given its critical organizational role, the CQO reports directly to the co-CEOs and serves in the corporate management committee. Grifols has a Corporate Quality Policy that establishes its commitment to conduct all its operations in accordance with the highest safety and quality standards to improve people’s health and create long-term sustainable value for patients, donors, the healthcare community, collaborators and society in general. Each business unit has robust policies and procedures in place to guarantee the maximum quality, safety and efficacy throughout the value chain. Grifols’ quality-assurance system encompasses all corporate operations and includes continuous training and development to ensure all employees can successfully fulfill their roles to the highest quality and safety standards. Various internal committees routinely evaluate corporate processes and quality systems, including the monitoring of key performance and quality indicators. In 2022, Grifols received audits and inspections with favourable outcome by global health authorities and organizations, evidence of its commitment to quality and safety. The company reported no cases of regulatory non-compliance, monetary penalties, warnings or non-compliance with voluntary codes in 2022. Grifols’ sustainable and responsible value chain is promoted through a range of policies and procedures, advocating quality and safety standards that go far beyond regulatory compliance. Reflecting its ongoing quest for excellence, the company also integrates due diligence into its strategy to prevent or mitigate negative existing or potential repercussions on human rights or the environment.

2022 Consolidated Directors’ Report · 63 CONTENTS 1 About Grifols 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About Grifols 2 Commitment to donors and patients 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report Grifols’ newly implemented Corporate Procurement Policy establishes common guidelines and procedures for purchasing processes and supply strategies, ensuring all acquired goods and services are grounded in transparent, objective, timely and cost-effective decision making. This policy contributes to more structured, consistent and homogeneous purchasing processes, enabling enhanced risk management and strict compliance with all policies, procedures and internal and external controls. This policy incorporates ethical, social, environmental and privacy criteria in alignment with the company’s health, safety and environmental policies. At the same time, it promotes the principles of sustainable procurement and maximum transparency in supplier relations, in accordance with Grifols’ Human Rights and Sustainability Policies. Supplier relations Continuous supplier evaluation process All Grifols’ business units have qualified vendors whose technical, management and control capabilities have been previously evaluated and approved by the Quality Area. The company takes social and environmental aspects into account when evaluating suppliers, and previously qualifies those whose goods or services could affect product quality. The company has procedures to regularly evaluate suppliers based on the risk level of the material or service they supply and/or its impact on the value chain. The evaluation of new suppliers and their follow-up includes routine audits, with concrete questions regarding their environmental impact. Specific environmental and occupational health and safety issues, among other criteria, are used to assess transportation companies. Supplier evaluation includes the verification of suppliers’ environmental certifications, such as ISO 14001 (for environmental management systems) and OSHAS (for occupational health and safety management) as additional elements in the selection and qualification of suppliers. All transport companies are evaluated, including specific environment-related parameters (ISO 14001, biodiesel or new generation fuel certifications). Ethical compliance and respect for human rights is one of Grifols’ fundamental pillars, which is why everyone involved in the procurement process, whether employees or external collaborators, must adhere to a series of core principles. These include compliance with rules and regulations; integrity, impartiality and fairness; transparency, confidentiality; and due diligence, among others. The policy also promotes the inclusion of social and environmental requirements, specifications and other criteria in Grifols procurement systems. The company continues its efforts to improve supplier evaluation and due-diligence processes, including vendors’ progress in integrating ESG factors into their operations. + More details at the end of this chapter

2022 Consolidated Directors’ Report · 64 Confidence for patients and healthcare providers Health, safety and pharmacovigilance measures Under its Quality and Safety Policy, Grifols identifies the critical attributes of its products and conducts exhaustive controls on the quality of raw materials, manufacturing processes, and finished product testing. All medical devices are assessed in accordance with the European REACH (Registration, Evaluation, Authorization and Restriction of Chemicals) regulation. Grifols’ pharmacovigilance system monitors for any adverse effects or reactions resulting from its plasma-derived medicines, as well as a surveillance system to monitor adverse reactions stemming from the use of its medical and in vitro devices. Both programs have systems to report any safety issues and suspected cases of adverse reactions. All activities and requirements of the pharmacovigilance system and the medical and in vitro device vigilance system are defined in Grifols’ standard operating procedures and subject to routine reviews. The company conducts regular internal audits of these systems as part of its quality compliance protocols, which are also subject to external inspections by the competent health authorities. Grifols’ pharmacovigilance and medical and in vitro device surveillance activities are never outsourced to third-party companies. Labels and product inserts The information in product leaflets and labels complies with the standards and regulations applicable in Grifols’ countries of operation, including Directive 2001/83/EC for medicines marketed in Europe and Title 21 Code of Federal Regulations (CFR) in the United States, as well as local regulations applicable in other markets. In the case of medical devices and in vitro medical devices, their labeling, instructions for the use of reagents, and instrument user and software manuals comply with country-specific regulations (EN ISO 15223, among others), and include mitigating measures identified via medical-device risk management systems (EN ISO 14971:2012 Medical Devices) or in accordance with heath-authority requirements. All printed material is translated into the corresponding languages, updated as required and accessible to users. Ensuring maximum safety and quality of our products is part of our commitment. Our quality standards, safety and sustainability go beyond strict regulatory requirements. + More details at the end of this chapter

GRIFOLS 2022 Consolidated Directors' Report · 65

Product Recall System

The claims and recall systems are outlined in Grifols' standard operating procedures and internally audited to confirm their effectiveness and compliance with current legislation. They are also subject to inspections by the competent healthcare authorities.

All Grifols teams involved in possible product recalls, whether voluntary or mandatory, receive specific training to effectively manage possible incidents. The company also runs periodic product-recall drills to make sure all crisis-management procedures and protocols work smoothly, and identify any areas for improvement.

The product claims and recall systems include procedures to notify healthcare authorities, patient associations and healthcare professionals regarding the potential risks of a recalled product. Grifols has a customer service call center and dedicated webpages for specific products to communicate potential risks. The company also prohibits the use of any recalled product in clinical trials.

In 2022, Grifols had no product recalls, either mandatory or voluntary pertaining to the discretionary withdrawal of products that fail to meet its safety and quality standards.

Claims System

Through its claims system, Grifols registers and reviews all notifications received from healthcare centers, patients and users related to consumer appraisals of possible defects in product quality. The management system for technical services for medical devices is linked with the claims management system to make sure all client requests are assessed.

When a subsidiary or an authorized call center receives a complaint related to a Grifols medicinal product, it immediately notifies the appropriate manufacturing facility, ensuring all complaints are properly evaluated in accordance with the claims system.

The quality area of each organization is responsible for evaluating complaints. As part of this process, they conduct the relevant investigations; ensure the implementation of corrective and preventive actions, if necessary; notify the health authorities, if applicable; and inform the customer of the investigation's conclusions.



Biopharma

1 out of 77,806
units distributed

Others* (Medicines)

1 out of 5,848,478
units distributed

Diagnostic

1 out of 482,302
diagnostic tests

Others* (Medical devices)

1 out of 31,210
units distributed

*Others: primarily includes the former Hospital Division.

CONTENTS
1 About Grifols
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

2022 Consolidated Directors’ Report · 66 Counterfeit drug prevention system Counterfeit medicines pose a serious health risk. Plasma medicines are prescription drugs and administered mainly in hospital settings. Grifols collaborates with regulatory authorities in the investigation and analysis of suspected counterfeit products. The company has an internal policy with guidelines to prevent, detect and report counterfeit products. Suspicious and identified cases of counterfeit medicines are mandatorily reported on time and in due form to the relevant authorities in accordance with the applicable local regulations. The company uses track and trace technology to adhere to concrete product serialization and aggregation requirements, a reflection of its total commitment to prevent counterfeiting and fully comply with country- and region-specific norms. These requirements include marking vials with a unique code before any plasma product is sold, and including a holographic seal on containers to guarantee their inviolability and authenticity. Grifols is unaware of any actions in 2022 that resulted in raids, seizures, arrests and/or the filing of criminal charges related to counterfeit products. Responsible marketing practices Grifols ensures its promotional and educational collateral complies with applicable laws and regulations; aligns with industry policies and voluntarily adopted codes; adequately addresses the target audience and end users; and contains truthful, accurate, comprehensive and balanced information. The Grifols Review Process (GRP) is a standard operating procedure that defines the activities and responsibilities related to the approval, review and control of promotional and educational materials used to communicate its products and services. Representatives from the legal, medical and regulatory departments review and approve Grifols’ marketing materials using an electronic system adapted to the GRP. The material and content are solely approved for specific uses and countries, and can only be used without any alterations. The contents of all promotional and educational materials are regularly reviewed to confirm their validity and compliance with current standards and codes. The company imparts appropriate training on responsible marketing and sales practices in line with its Code of Conduct and Anti-Corruption Policy. In 2022, the company received no claims of counterfeit materials, and thus incurred no related monetary losses. MATERIALS REVIEWED MATERIALS APPROVED 2020 2021 2022 2020 2021 2022 We are working to integrate due diligence into our strategy, aimed at continuing to move towards excellence in management, preventing or mitigating possible negative effects - actual or potential - that could impact human rights or the environment. 3,731 3,489 3,746 3,370 3,637 3,321

GRIFOLS 2022 Consolidated Directors' Report · 67

SUMMARY OF AUDITS AND INSPECTIONS

Evolution of audits and inspections*

	PLASMA PROCUREMENT – Grifols	PLASMA PROCUREMENT – Biotest	BIOPHARMA*** – Grifols	BIOPHARMA*** – Biotest	DIAGNOSTIC	BIO SUPPLIES	OTHERS****
Internal audits	304	25	57	14	51		58
Routine inspections by official institutions					10	2	10
Inspections by healthcare authorities and accredited inspection organisms	441	16	8	4			
100% favorable supplier audits	79	22	47	16	27		10

(*) Includes inspections by health authorities and accredited inspection bodies, as well as in-house inspections.
(**) Suspension, revocation or loss of any license or certification; warning letter, imposed suspension of any regulated activity.
***Former Bioscience Division
**** Others: includes Former Hospital Division

Incidents**

0

Good Manufacturing Practices - Grifols

380

Plasma Procurement	Diagnostic	Biopharma	Bio Supplies	Others
358	10	8	2	2

Good Manufacturing Practices - Biotest

Plasma Procurement	Biopharma
15	2

CONTENTS
1 About Grifols
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

GRIFOLS 2022 Consolidated Directors' Report · 68

TRANSFERS OF VALUE BY TYPE

EUROPE[1]

	2021		2020		2019	
	Euros	%	Euros	%	Euros	%
Services	1,006,669	5%	539,293	4%	1,113,493	7%
Contribution toward cost of events HCO	57,272	0%	21,443	0%	436,741	3%
Contribution toward cost of events HCP	1,978,053	11%	1,334,663	10%	2,361,468	15%
Grants	280,272	1%	199,827	2%	409,521	3%
R&D collaboration with third parties[2]	15,609,633	83%	11,346,476	84%	11,339,366	72%
TOTAL	**18,931,899**	**100%**	**13,441,702**	**100%**	**15,660,589**	**100%**

(1) Transfers of value in Europe in accordance with the definition of the EFPIA disclosure code.
(2) Includes research grants. Research data is included in accordance with the definition of the Disclosure Code of EFPIA, do not reflect the total amount invested by Grifols in R&D.

U.S.

	2021		2020		2019	
	USD	%	USD	%	USD	%
Services	4,128,833	34%	649,483	9%	1,017,565	17%
Contribution toward cost of events HCP	344,243	3%	290,127	4%	671,040	11%
Grants	0	0%	0	0%	15,000	0%
R&D collaboration with third parties	7,025,507	59%	4,552,923	63%	3,890,209	66%
Investigator sponsored research	483,866	4%	1,772,579	24%	355,383	6%
TOTAL	**11,982,449**	**100%**	**7,265,112**	**100%**	**5,949,196**	**100%**

MANAGEMENT OF PUBLIC AFFAIRS

	2021	2020	2019
Lobbying Expenditures in the U.S. as Reported Under the LDA. These amounts reference lobbying expenses, not political campaign contributions. Grifols does not make political campaign contributions in the U.S.	USD 590,000	USD 510,000	USD 550,000
Estimated annual costs related to activities covered by the European Transparency Register	EUR 100,000 - 199,000	EUR 100,000 - 199,000	EUR 50,000 - 99,000

GRIFOLS' ETHICS HELPLINE

	2022	2021	2020
General concern	29%	17%	24%
Workplace harassment	9%	17%	20%
Misconduct or inappropriate behavior	27%	22%	11%
Improper employment or disciplinary action	3%	3%	6%
Discrimination	5%	9%	8%
Conflict of interest	2%	2%	0%
Health, safety and environment	4%	8%	10%
Failure to comply with quality, regulatory or manufacturing standards	1%	2%	1%
Sexual harassment	2%	3%	2%
Others	18%	17%	18%

GRIFOLS 2022 Consolidated Directors' Report · 69

≡ CONTENTS
1 About Grifols
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

PROMOTIONAL AND EDUCATIONAL MATERIALS

	2022	2021	2020
Materials reviewed	3,746	3,489	3,731
Materials approved	3,370	3,321	3,637

MEASURES APPLIED BY BUSINESS UNIT 2022

Business Unit	Type of product	Pharmacovigilance system	Medical device surveillance system
Biopharma	Medicines	Applicable	Not applicable
Diagnostic	Medical devices	Not applicable	Applicable
Others	Medicines and medical devices	Applicable	Applicable

SUMMARY OF AUDITS - GRIFOLS 2022

Business Unit	Type of supplier	Nº of quality audits	Favorable	Not favorable	Pending evaluation and final report
Plasma Procurement	Raw material suppliers	68	65	0	3
	Distributors	3	3	0	0
	Transport companies	3	3	0	0
	Services suppliers	8	8	0	0
Biopharma	Raw material suppliers	54	42	0	12
	Transport companies	2	2	0	0
	Services suppliers	3	3	0	0
Diagnostic	Raw material suppliers	25	22	0	3
	Services suppliers	9	5	0	4
Grifols global subsidiaries	Raw material suppliers	2	2	0	0
	Distribuitors	32	25	4	3
	Transport companies	16	16	0	0
	Services suppliers	15	15	0	0
Others	Raw material suppliers	8	7	0	1
	Services suppliers	3	3	0	0

SUMMARY OF SUPPLIER AUDITS - BIOTEST 2022

Business Unit	Type of supplier	Nº of quality audits	Favorable	Not favorable	Pending evaluation and final report
Plasma Procurement	Raw material suppliers	58	19	0	39
	Services suppliers	7	3	0	4
Biopharma	Raw material suppliers	19	8	0	11
	Services suppliers	27	8	0	19

2022 Consolidated Directors’ Report · 2022 Consolidated Directors’ Report · 70 Innovation Broadening horizons 4

We are pioneers

Guided by its ethical approach and utmost respect for human rights, the company leads as a forerunner in the plasma-science field, promotes scientific cooperation to advance knowledge, and works to elevate healthcare education and research capabilities at all levels.

Roadmap for Grifols 2030 Agenda

- **Innovators**
Promote plasma and non-plasma advances through in-house and external initiatives in the main therapeutic areas

Main therapeutic areas

- Immunology
- Neurology
- Infectious Diseases
- Pulmonology
- Hepatology & Intensive Care
- Hematology
- Other

Our priorities

ACCELERATE PROGRESS

- New therapies, products and solutions
- Improvements and new indiciations for existing products

SUPPORT

- Healthcare systems
- Competitiveness

COOPERATE

- Support scientific cooperation, education and research capabilities to drive progress in scientific knowledge

OPTIMIZE

- Achieve greater efficiencies
- Improve in-house productivity

2022 Consolidated Directors’ Report · 72 DIGITAL TRANSFORMATION COMMITTEE IN-HOUSE REACH COMMITTEES FOR THE ANALYSIS OF R&D+I PROJECTS GRIFOLS ENGINEERING DIGITAL INNOVATION NEW PLATFORMS GRIFOLS SCIENTIFIC INNOVATION OFFICE A robust innovation ecosystem Our innovation ecosystem fosters scientific knowledge and the pursuit of new opportunities and collaborations 3 key objectives in 2022 Accelerate and prioritize projects Optimize the organizational structure of innovation Build new innovation models Grifols promotes scientific advances and new discoveries with the overarching aim of enhancing people’s health and well-being. In this regard, it encourages scientific cooperation, supports the teaching of health sciences and research skills at all levels via in-house initiatives, investee companies, public-private partnerships and financial contributions to third-party programs. As part of its commitment to sustainable innovation, it continuously strives to optimize efficiency and productivity internally. EXTERNAL REACH • Co-innovation programs • Sponsorship of research programs • Investment in research companies • Collaborations with excellence centers • Scholarships and awards: Grifols Scientific Awards • Strategic alliances • Academic collaborations

GRIFOLS 2022 Consolidated Directors' Report · 73

CONTENTS
1 About Grifols
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

A solid organizational structure

Through the Grifols Scientific Innovation Office (SIO) we manage our R&D+i. In 2022 we reorganized and streamlined its functions to accelerate our main projects

SIO IN 2022:

Greater efficiency
- Continuous evaluation of new advances and opportunities
- A spotlight on control
- Two-pronged approach

Results-oriented
- Promotion of Biotest projects

Centralized and global
- Led by the Chief Scientific Innovation Officer

RESEARCH AREAS

Discovery Plasma	Discovery Recombinant	Drug Development	External Innovation	Scientific & Medical Affairs

SUPPORT AREAS

Scientific Business Development	Global IP	Controlling	PMO & Strategy

First innovation summits

Grifols Scientific Innovation Office (SIO) works to promote collaboration in the R&D+i teams. In 2022, the first Discovery Research and Bioinformatics Summits were held in the United States and Spain, providing an enriching forum to share knowledge of ongoing high-profile research projects.

2022 Consolidated Directors’ Report · 2022 Consolidated Directors’ Report · 74 R&D+i INVESTMENTS €351M PATENTS 3,487 patents RESOURCES 5.8% of total revenue €1,550M+ invested over the last 5 years 1,250+ People dedicated to R&D+i 100+ External research 970 patent applications 1,435 patents that expire in the next 10 years R&D+i resource allocations Including Biotest figures

GRIFOLS 2022 Consolidated Directors' Report · 75

North Carolina Hub

Research Triangle Park

Biopharma

European Hub

Dublin

Biopharma

Andorra

Biopharma - Inmunology

Barcelona, Bilbao and Zaragoza, Spain

Biopharma and Diagnostic

Düdingen, Switzerland

Diagnostic

Dreieich

Biotest



California Hub

Emeryville. San Carlos and South San Francisco

Biopharma and Diagnostic

Los Angeles and San Diego

Biopharma and Diagnostic

New Diagnostic Excellence Center in China

Through this path-breaking initiative, Grifols will advance diagnostic knowledge and innovation in Asia by broadening its comprehensive solutions and activities.

Research Platforms

- Plasma proteomics, fractionation and purification
- Single-cell transcriptomics
- Machine learning AI platform for target discovery
- Neuronal functional assay platform
- Therapeutic target selection and validation
- Polyclonal recombinant expression and manufacturing
- Mammalian cell line for site-directed integration
- Platform for discovery monoclonal antibodies

Investee Companies

AlbaJuna Therapeutics - Spain

- Development of a promising antibody treatment to neutralize HIV and viral reservoirs at the cellular level

Araclon - Spain

- Specialized in the research and development of new treatments and diagnostic tests for Alzheimer's disease

CONTENTS
1 About Grifols
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

2022 Consolidated Directors’ Report · 76 An integral R&D+i strategy Harnessing Biotest’s full potential Acceleration of Biotest’s R&D+i projects that complement and strengthen Grifols’ innovation portfolio to expand plasma-based treatment options for patients around the world. Of note this is the phase III study Adfirst (Adjusted Fibrinogen Replacement Strategy) in patients with high blood loss during spinal surgery, or during abdominal surgery as a treatment for pseudomyxoma peritonei (PMP). A new polyclonal antibody preparation with high content of immunoglobulins (IgM, IgA and IgG) as a treatment for severe community acquired pneumonia (sCAP). Hyperimmunoglobulin approved to prevent cytomegalovirus (CMV) infection in immunocompromised patients. Currently in phase III clinical trials for use to prevent mother-to-child transmission of CMV. + More information: Pipeline (biotest.com) FIBRINOGEN TRIMODULIN CYTOTECT®

GRIFOLS 2022 Consolidated Directors' Report · 77

6 main therapeutic areas

		Pre-Clinical	Phase 1	Phase 2	Phase 3	Phase 4 / Reg.	LCM
Immunology	recIG – PID	■					
	IGIV-PEG-PID	■	■	■	■		
	Xembify® in CLL	■	■	■	■		
	Xembify® – Bi-weekly dosing - PID	■	■	■	■	■	
	Xembify® – Prefilled syringes						■
	Xembify® – Europe	■	■	■	■	■	
	Yimmugo® (IGIV NextGen) in PID (Biotest)	■	■	■	■	■	**
Hepatology/ Intensive Care	PRECIOSA Decompensated Cirrhosis (Albumin-20%)	■	■	■	■		
	APACHE Acute on Chronic Liver Disease (Albumin-5%)	■	■	■	■		
	FlexBag® (U.S., EU)						■
Pulmonology	Alpha-1 AT in Non-cystic fibrosis bronchiectasis	■					
	Alpha-1 AT 15% (SC) in AATD	■	■	■			
	SPARTA – Prolastin-C® - AATD	■	■	■	■	■	
	Prolastin® 4-5g. vials (EU)						■
Hematology	ATIII in Sepsis[1]	■					
	Fibrinogen in Cong. Deficiency & severe hypofibrinogen (Biotest)	■	■	■	■		
	Fibrinogen in Acquired Deficiency (Biotest)	■	■	■	■		
	Fostamatinib[2] in ITP for refractory patients	■	■	■	■	■	
	Yimmugo® (IGIV NextGen) in ITP (Biotest)	■	■	■	■	■	**
Infectious diseases	GIGA 2339 in HBV	■					
	Trimodulin (IgM) in sCAP (Biotest)	■	■	■	■		
	Cytotec® Pregnancy in CMV infection (Biotest)	■	■	■	■		
Neurology	GRF6019 in Alzheimer Disease (AD)	■	■	■			
	GRF6021 in Parkinson Disease (PD) with dementia	■	■	■			
	Aβvac40 in AD[3]	■	■	■			
	AKST4290 in PD	■	■	■			
	AMBAR-Next in AD	■	■	■	■		
Others	GIGA564 Anti-CTLA-4 (mAb Oncology)	■					
	GIGA2328 Anti-CTLA-4 (mAb Oncology)	■					
	AKST4290 in nAMD & DR	■	■	■			
	VISTASEAL™ (fibrin sealant) in Biosurgery pediatric use	■	■	■	■	■	

1 Partnership with Endpoint Health; 2 Licensed rights from Rigel Pharmaceuticals in EU and other countries; 3 Project of Araclon (Grifols' invested company)
** Commercialization started

Projects (Biotest) Biotest

More information on Grifols' research projects: https://www.grifols.com/es/key-therapeutic-areas

CONTENTS
1 About Grifols
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

2022 Consolidated Directors’ Report · 78 Ethics, science and innovation For Grifols, advances in the life-science domain cannot be separated from their essential humanistic component. Scientific progress must occur within an ethical and social framework. The company translates this commitment into action through the Víctor Grífols Lucas Foundation. Analysis committees in the Grifols Scientific Innovation Office supervise and monitor all issues related to clinical trials, including their ethical considerations. Grifols subscribes to three fundamental and universal principles, which together govern the ethics of its clinical trials as defined in its Human Rights Policy. Respect for people Respect for an individual’s ability to make decisions freely and independently, and protection of at-risk groups of people who may participate in research. In research processes, this principle is expressed through an informed consent form. Welfare Guarantee the health of people who participate in clinical trials. Risks must be minimized and benefits maximized for all participants. For Grifols, protecting people’s health takes precedence over professional and personal interests, the search for knowledge and research advances. Justice Research must strike a balance between benefits and risks. The principles and outcomes of research projects must be analyzed and participants must be selected homogeneously. Under this principle, participants are never exposed to unsafe situations to benefit another person. There is an obligation to safeguard the rights of vulnerable groups. + More information on Grifols’ Human Rights Policy: www.grifols.com

2022 Consolidated Directors’ Report · 79 CONTENTS 1 About Grifols 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About Grifols 2 Commitment to donors and patients 3 Ethical commitment 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 2022 Consolidated Directors’ Report · 79 Our commitments Clinical trials Grifols is committed to protecting the rights, safety and well-being of patients who take part in the clinical trials it conducts or sponsors. All clinical research led by the company or on its behalf complies with the standards defined in the International Conference on Harmonization of Good Clinical Practice (ICH GCP); the protection of human beings under the Declaration of Helsinki (1964); and applicable local laws and regulations. Clinical trials are described in a detailed protocol and sent to regulatory authorities and external ethics committees for evaluation. They only begin once a favorable decision has been confirmed. Participants submit a written, signed and dated informed consent form. The lead researcher (or assigned healthcare professional) provides appropriate information, resolves any doubts and gives potential clinical-trial subjects sufficient time to make an informed decision on their participation. Grifols implements standard operating procedures to maintain quality control and ensure the proper execution of clinical trials, and provides correct documentation and reporting of trial data in alignment with the protocol, the ICH GCP and applicable regulatory requirements. The company has additional procedures in place to enable clinical staff to detect and document potential fraud or misconduct. The company also has measures to safeguard subjects’ anonymity and promote the transparency of its clinical trial data. More information on the protocol, status and results stemming from Grifols’ clinical trials are disclosed on publicly accessible registries, including www.clinicaltrials.gov. In addition, the findings of clinical trials carried out within the framework of the European Medicines Agency (EMA) are registered on the EudraCT website. The company releases the findings of many of its clinical trials in international conferences and scientific journals. Responsible testing Grifols is committed to the responsible use of laboratory animals when animal testing is essential for the development of new life-saving therapies. Whether studies are carried out in university settings or in outsourced external laboratories, Grifols scientists work closely with regulatory agencies and the Institutional Animal Care and Use Committee (IACUC) to ensure the safe and ethical treatment of research animals. All facilities are approved by the competent authorities where research is conducted. In the United States, Grifols facilities are certified by the Association for Assessment and Accreditation of Laboratory Animal Care (AAALAC) or equivalent organizations and hold the highest accreditation possible for animal-testing laboratories. In Europe, laboratories comply with Directive 2010/63/ EU relating to the protection of animals used for scientific purposes and undergo country-specific inspections by the competent authorities. In parallel, the company also adheres to the “Alternatives and the 3Rs” (Replacement, Reduction and Refinement) protocol, which advocates (i) completely avoiding the use of animals or replacing them with alternative techniques; (ii) minimizing the number of animals used; and (iii) refining how experiments are performed to ensure animals suffer as little as possible. + More information: ClinicalTrials,gov and EudraCT,

GRIFOLS 2022 Consolidated Directors' Report · 80

Treatment innovations

Main projects in development

XEMBIFY® TO TREAT LEUKEMIA

Clinical trial on the use of subcutaneous immunoglobulin Xembify® to prevent infection in patients with chronic lymphocytic leukemia, a disease affecting more than 375,000 people in the U.S. alone.

PHASE III
DOUBLE-BLIND TRIAL

380+
Participants

88-100
Health Centers

ANTITHROMBIN III FOR SEPSIS

Awaiting the start of a clinical trial to apply artificial intelligence technology and Endpoint's proprietary diagnostic test to identify septic patients most likely to respond to Grifols AT-III treatment, with a potential of more than 140,000 cases/year in the U.S. alone.

JOINT EFFORTS: GRIFOLS & ENDPOINT

ENDPOINT HEALTH™

ACQUIRED FIBRINOGEN DEFICIENCY

Fibrinogen is the first clotting factor missing when major blood loss occurs during surgery or trauma. Its replenishment is essential, with standard treatments including fresh plasma or cryoprecipitate. Ongoing phase III study in severe spinal surgery and peritoneal pseudomyxoma surgery.

PHASE III TRIAL IN MAJOR SPINAL SURGERY AND PERITONEAL PSEUDOMYXOMA SURGERY

NON-INFERIORITY STUDY OVER STANDARD TREATMENT

SUCCESSFUL INTERIM ANALYSIS WITH 120 PATIENTS

PATIENT ENROLLMENT OBJECTIVE REACHED

CONGENITAL FIBRINOGEN DEFICIENCY

A very rare, inherited bleeding disorder (1:10^6 people) in which the body's ability to form blood clots is impaired. Fibrinogen is used for the treatment and prophylaxis of bleeding episodes in these patients.

PHASE I/III CLINICAL TRIAL COMPLETED

WORLD'S LARGEST TRIAL OF CONGENITAL FIBRINOGEN DEFICIENCY: 175 HD* IN 36 PATIENTS

RESULTS CONFIRM HIGH EXPECTATIONS OF ITS EFFICACY AND SAFETY

TREATMENT FOR ADULTS AND CHILDREN

*HD: hemorrhagic episode

GRIFOLS 2022 Consolidated Directors' Report · 81

CONTENTS
1 About Grifols
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

Milestones and product launches


Yimmugo
Biotest

Launch of Yimmugo® (IgG Next Generation)

This innovative new intravenous immunoglobulin was successfully launched in Germany after earning approvals from its respective health authorities. Yimmugo® is the first Ig produced in Biotest's new plant, enabling Grifols to expand its portfolio of plasma therapies for patients with congenital and acquired immune deficiencies.

Más Información Sobre Yimmugo,


Immune Globulin Subcutaneous, Human - klhw, 20%
Xembify

Approval of Xembify® (IgSC) in Europe and Australia

Grifols 20% subcutaneous immunoglobulin (IgSC) Xembify, indicated for primary immunodeficiencies and certain secondary immunodeficiencies, earned several approvals from European and Australian health authorities. The product is expected to launch in Wales (United Kingdom), Spain and Australia in 2023 and in France in 2024.


Tavlesse
150 mg
Film-coated tablets
fostamatinib
GRIFOLS

Market expansion of TAVLESSE® (fostamatinib) in Europe

TAVLESSE® (fostamatinib), indicated to treat immune thrombocytopenia (ITP) in adult patients who are refractory to other treatments, was launched in the Czech Republic and Norway. Grifols' first non-plasma treatment, it was also endorsed by the United Kingdom's National Institute for Health and Care Excellence (NICE).



VISTASEAL™ broadens its market presence

The biological sealant VISTASEAL™, used to control surgical bleeding episodes, was effectively launched in Canada, Italy, Switzerland, Estonia, Lithuania, Latvia and Australia. VISTASEAL™ combines two plasma proteins (fibrinogen and thrombin), and is administered with Ethicon's airless spray device technology.

GRIFOLS 2022 Consolidated Directors' Report · 82

Other initiatives for neurogenerative diseases

- Grifols continues to drive new knowledge via Alkahest of the plasma proteome to determine which plasma proteins are connected with aging, a discovery that could extend its therapeutic benefit to various diseases, including those related to the central nervous system.
- Launch of two clinical programs with plasma fractions and small molecules in patients with Alzheimer's, Parkinson's and dementia.
- Araclon Biotech's active immunotherapy, ABvac40, is in phase II clinical trials.

⊕ More information: About Araclon / Clinical Progress - Alkahest



Other advances in plasma therapies

Grifols' leadership in the plasma protein sector is founded on its continual pursuit of new therapeutic applications for existing plasma-derived products, the discovery of new proteins, and the development of manufacturing innovations to improve the efficacy and safety of its products.

R&D PROJECTS ACCORDING TO THEIR DEVELOPMENT PHASE

	2022*	2021	2020
Discovery	19	21	15
Pre-clinical	28	30	26
Clinical	23	22	25
Post-commercialization studies	39	9	11
Other projects	14	14	19
Total Biopharma R&D projects	**123**	**96**	**96**

*it includes Biotest data

GigaGen, non-plasma innovations

GigaGen is dedicated to the discovery and development of recombinant polyclonal antibody-based drugs to treat immunodeficiencies, infectious diseases and immunotherapy-resistant cancers. Its proprietary technology platforms accelerate the discovery of potent monoclonal antibody therapeutics and a new class of drugs: recombinant polyclonal antibodies.

In 2022, GigaGen published research in the scientific journal mAbs on its application of machine learning to create these therapeutic antibodies. This method was initially employed in two oncology targets, PD-1 and CTLA-4, with two pre-clinical phase trials underway, although its application could potentially extend to other diseases. Grifols has wholly owned GigaGen Inc. since 2021.

⊕ More details: GigaGen - Antibody Drug Discovery With Single Cell Technology

Recombinant therapy for Hepatitis B

Recombinant polyclonal antibody therapy for chronic hepatitis B virus (HBV) infection developed on GigaGen's proprietary platform, with a neutralizing potential far greater than currently available therapies and vaccines.

Highly prevalent disease

296M+

people suffer from chronic HBV

IN THE PRE-CLINICAL PHASE

2022 Consolidated Directors’ Report · 83 CONTENTS 1 About Grifols 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About Grifols 2 Commitment to donors and patients 3 Ethical commitment 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report Diagnostic innovation Milestones and launches CE mark for Procleix Plasmodium The Procleix® Plasmodium assay allows NAT tests to detect plasmodium, a mosquito-borne parasite that causes malaria, in whole blood samples, allowing European blood banks to boost transfusion safety. U.S. launch of the new DG Gel 8 Direct Coombs card The new DG Gel 8 Direct Coombs card is used in direct antiglobulin tests to investigate hemolytic disease in new-borns, transfusion reactions and autoim-mune hemolytic anemia. Following FDA approval, it was successfully introduced in the U.S. market. Blood Typing Manager obtains FDA approval This blood typing tool, designed to enhance efficiency and productivity in transfusion laboratories, is set to launch in the United States, Europe, the Middle East and Africa (EMEA) in 2023. In the U.S., FDA approval has also been obtained for automated antibody titration techniques in Grifols IH instru-ments, used to detect the presence and quantity of antibodies against red blood cell antigens. This information is critical to monitor solid organ transplants with ABO incompatibility and hemolytic disease of the fetus and newborn. FDA clearance for AlphaID™ At Home AlphaID™ At Home Genetic Health Risk Service is a free service allowing U.S. adults to assess their genetic risk of de-veloping alpha-1 without a prescription. Using the innovative AlphaID™ oral test, it enables detection through a saliva sample. The service will be available in the United States in the second quarter of 2023. Promonitor Quick ADL is awarded the CE mark Indicated for Crohn’s disease, ulcerative colitis and several rheumatic diseases, this rapid test quantifies the presence of the biologic drug adalimumab using a drop of blood. Available in all European markets that accept this certification, this product responds to the clinical need of proper follow-up.

2022 Consolidated Directors’ Report · 84 Digital innovation The current market landscape and growth opportunities continue to underscore digital innovation as a transversal axis for Grifols. In light of its pivotal role, the company created the Digitalization Steering Committee (DSC) to continuously explore, evaluate and promote novel digital tools that add value to its business model. The committee includes diverse cross-functional teams and groups that work together to drive the Grifols’ digital transformation. Milestones Blockchain technology comes to Grifols Grifols is a pioneer in the development of blockchain technology to replace EDI messaging, an important step to better protect corporate information. In the long term, this digital transformation initiative aims to increase the accuracy in choosing prices/ contracts among commercial partners, leading to an enhanced customer experience in contract and reimbursement processes. Research using AI solutions Grifols incorporated AI technology to examine the molecular mechanisms of immunoglobulin in several autoimmune and inflammatory diseases that show diverse responses to IVIg treatment. Frontiers in Immunology, one of the most cited journals in the field of immunology, featured the research findings. This was the first Grifols study using artificial intelligence to be published. Grifols Innovation and Google Academy alliance Grifols Innovation with Google Academy (GIGA) aims to accelerate innovation by fostering a digital culture and mindset throughout the organization. Among its main areas of focus are computational drug discovery, artificial intelligence/machine learning (AI/ML) for image processing, clinical data incorporation and harmonization, remote care and home-based clinical trials, and proteomics and transcriptomics research. Commercial Clients + value Industrial Value chain and operations + optimization Plasma Donors + experience + efficiency R&D New sources of value Quality + safety Corporate + processes + employee experience

GRIFOLS 2022 Consolidated Directors' Report · 85

CONTENTS
1 About Grifols
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

Research support and collaboration

Sponsorship: ISR Program

Grifols helps advance scientific knowledge of plasma proteins by supporting pre-clinical and clinical research through the ISR program.

$8M+

allocated to research over the past 5 years to complement public-sector investments

More information: www.grifols.com

Grifols Scientific Awards and research grants

These recognitions support and recognize innovative proposals designed to improve people's overall health and quality of life.

€4M

over the last 5 years toward scientific awards and research grants

More information: www.grifols.com

The Grifols chair for the study of cirrhosis

In 2015, Grifols founded The Grifols Chair for the Study of Cirrhosis, a private initiative with a global reach aimed at generating research and raising awareness of liver diseases, cirrhosis in particular. The project is led by Prof. Vicente Arroyo through the European Foundation for the Study of Chronic Liver Failure (EF-CLIF), whose executive board includes a Grifols representative.

€17M

invested over the last 5 years in liver disease research

More information: Grifols Chair for Translational Research | EF Clif | European Foundation for the Study of Chronic Liver Failure

Plasmatology Journal

Grifols promoted the creation of *Plasmatology*, the first scientific journal dedicated to plasma science. This leading-edge publication showcases the most relevant and high-impact research in the field, from basic research to clinical application, with the aim of becoming a reference in the international scientific community.

23

articles published since its launch in March 2021

Plasmatology: SAGE Journals (sagepub.com)

2022 Consolidated Directors’ Report · 2022 Consolidated Directors’ Report · 86 Our people Our most valuable asset 5

We are a team Our principles We strive to cultivate long-term relationships with our employees by offering training, promotion and talent development opportunities that promote their professional growth in a safe and healthy work environment. At the same time, we make ongoing efforts to advance diversity, inclusion, equal opportunities and gender parity. WE ADHERE TO UNITED NATIONS GLOBAL COMPACT PRINCIPLES PRINCIPLE 3 We uphold the freedom of association and the effective recognition of the right to collective bargaining. PRINCIPLE 4 We support the elimination of all forms of forced and compulsory labor. PRINCIPLE 5 We support the eradication of all forms of child labor. PRINCIPLE 6 We support the elimination of discrimination in respect of employment and occupation. Equality Flexibility Ongoing Dialogue Training Diversity & Inclusion Health & Well-Being Roadmap for Grifols 2030 Agenda • More training Increase annual training hours per employee • Organization-wide training Increase the percentage of employees who take part in training initiatives • Shared responsibility Increase the number of women in Grifols Senior Management • Integration Incorporate more people with disabilities into the talent pool • Equality Ensure an equal number of male and female candidates in internal promotion processes for managerial roles • Employee turnover Decrease the overall rate to below the industry average • Commitment Increase the overall rate per department • Health and well-being Increase the number of companies certified as “Healthy Company” • Efficiency Reduce lost time injury frequency rate (LTIFR) • Occupational health and safety Increase number of ISO 45001-certified work centers RECOGNIZED AMONG THE WORLD’S BEST EMPLOYERS:

2022 Consolidated Directors’ Report · 88 Act in a responsible and sustainable manner while engaging Grifols teams Uphold diversity, inclusion and equal opportunity Ensure occupational health, wellness and safety Maintain open lines of communication Drive innovation by working as a team Offer training adapted to each employee Support a professional development model that detects both strengths and areas for growth Guarantee competitive compensation packages Our commitment to employees 8 commitments to employees Grifols does its utmost to ensure equal opportunities, foster a diverse and inclusive talent pool, and promote the personal and professional growth of its employees. A range policies, guidelines and other management tools reflect our organization-wide employee commitment.

GRIFOLS 2022 Consolidated Directors' Report · 89

Our priorities in 2022

In 2022, the company continued to develop and implement action plans to address the needs detected in the 2020 Grifols Employee Survey, in addition to strategies to better navigate the current economic landscape.

Worth highlighting is the "Caring for U" project, an umbrella initiative of several strategic action lines to boost corporate competitiveness.

Grifols works to ensure all employees have access to continuous development through in-person or online formats. At the same time, it continues its efforts to enhance diversity, equality, inclusion, health and well-being, and foster a positive employee experience, linchpins to attracting and retaining stellar talent.

4 main programs:

Flexibility for U
Trust & Care

Trust and flexibility to continue promoting an optimal work-life balance.

Wellbeing for U
Health & Care

The health and well-being of our employees is important to us.

Recognition for U
Care

A new program to recognize top contributors .

Development for U
Learning & Care

Development programs with a long-term vision. Talent Program as a core initiative in 2022.

⊕ Actions corresponding to these programs are presented throughout this chapter.

Policies, guidelines and management tools:

- **Global Recruitment and Selection Policy:** guarantees a systematic approach to recruitment, legal compliance and alignment with corporate values to ensure zero discrimination in the recruitment process on the basis of age, marital status, disability, gender, family status, race, religion or sexual orientation.
- **Occupational Health and Safety Policy:** focused on the ongoing application of rigorous health, safety and risk-prevention criteria in the workplace, ensuring the active participation and fluid communication with all stakeholders.
- **Mental Health Policy:** Designed to prevent, protect and promote employee mental health and well-being, as well as support workers dealing with mental health issues.
- **Global Diversity and Inclusion Policy:** recognizes and values the contribution of people with different abilities, experiences and perspectives.
- **Harassment Prevention Policy:** defines harassment as a form of discrimination and defines the types of behavior explicitly prohibited by the organization, underlining its commitment to providing a harassment-free workplace.
- **Global Training Policy:** establishes training commitments and responsibilities, and offers a framework to develop and implement strategic and long-term employee development plans.
- **"Flexibility for U" Policy:** extensive to all Grifols employees, it defines the criteria for remote work, additional flexibility measures and best practices in digital disconnection to promote better work-life balance.
- **Corporate Internship Policy:** establishes and regulates the procedures and benefits for students who carry out internships in Grifols' Spanish installations.
- **Grifols Performance System (GPS):** annual assessment tool to systematically evaluate employee performance using objective criteria.

⊕ More information on corporate policies: www.grifols.com

≡ CONTENTS
1 About Grifols
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

2022 Consolidated Directors’ Report · 90 Growing with our team WE PROMOTE EQUALITY ** 65%+ promotions are women 72% of new hires are women 41% of directors are women 197 / +11% 47% of management are women 630 / +4% TOTAL TALENT POOL * 26,314 60% 40% Incorporation of 2,300+ Biotest employees Grifols’ vast experience in integrating teams and talent pools was key to its successful Biotest acquisition. Grifols is currently working on the integration of people, as well as on continuing to foster synergies and align objectives to fully exploit the alliance’s potential and contributions to the global plasma industry. Early in the acquisition process, the company set up committees to facilitate team integration and internal communications with the aim of consolidating strengths and minimizing uncertainty. ** Biotest data not included - increase compared to 2021 *Total workforce including Grifols and Biotest 54% 46% COMMITMENT TO JOB CREATION 11,568 new hires 99% permanent contracts 51% between 30-50 years old 90+ nationalities milestones

GRIFOLS 2022 Consolidated Directors' Report · 91

☰ CONTENTS
1 About Grifols
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

Diversity and inclusion

Grifols considers diversity key to generating new ideas, insights and innovation, a core commitment articulated through its Diversity and Inclusion Action Plan, whose objectives are:

1. Reflect the diversity in Grifols' communities of operation.
2. Continue promoting diversity and inclusion in Grifols' corporate culture and work practices.
3. Position Grifols as a global benchmark of diversity and inclusion.

	FOCUS		ACTIONS
	U.S.	Spain + RoW	
2021	Representation of minorities	Inclusion of people with disabilities	• Commitment of top management • Inclusive leadership • Review of people management policies and processes • Corporate culture and communication
2022	Work values across generations	Work values across generations	• Comprehensive training • Promotion of intergenerational actions • Awareness and educational campaign • Information on benefits
2023	Inclusion of people with disabilities	Representation of minorities	

Pride in our diverse workforce

In the United States, Grifols increased the ethnic representation of its employee pool via agreements with Johnston Community College in Clayton, North Carolina and collaborations with the Black Employee Alliance. Internally, we gave greater visibility to Black History Month, Hispanic Heritage Month and Veterans Day, as well as International Day of Persons with Disabilities (global), International Women's Day (global), and Pride Month. The company also promoted the U.S. Women's Leadership Initiative.

RACIAL DIVERSITY IN THE U.S. EMPLOYEE POOL - 2022



White/Caucasian	41.9%
Hispanic	23.2%
African American	22.3%
Asian	5.0%
Two or more races	3.9%
Unspecified	2.6%
Native Americans/Alaska Natives	0.7%
Hawaiian/Pacific Islander	0.4%

2022 Consolidated Directors’ Report · 92 The company has zero tolerance for any type of harassment or discrimination. In 2022, its affirmative action plans translated into 110 measures, compared to 96 in 2021 and 83 in 2020. Grifols’ strategic development plan includes prevention training initiatives such as the Equal Opportunity Plan course, and others to manage complaints, including the Grifols Ethics Helpline course. Both courses are mandatory for all employees. The company received 36 incidents of discrimination reports in 2022 out of 23,947 employees, compared to 52 incident reports in 2021 and 23,234 employees, and 53 incidents in 2020 out of 23,655 employees. All of these complaints were thoroughly investigated and evaluated. While none were deemed discriminatory in legal terms, the company took measures to ensure a discrimination-free environment. Anti-discrimination principles and actions ZERO TOLERANCE FOR HARASSMENT Harassment is a form of discrimination. Established in 2021, Grifols Harassment Prevention Policy aims to eliminate any offensive verbal, physical or visual behavior and actions directed at employees on the basis of gender, color, race, ethnicity, religion, national origin, age, disability, pregnancy, sexual orientation, gender identity or expression that create an intimidating, offensive or hostile work environment or undermine employees’ professional performance. This policy has been translated into 11 languages and adapted to local regulations, reflecting the Grifols’ commitment to three fundamental pillars: 1. Guarantee of a non-harassment workplace. 2. Fair treatment of employees based on mutual respect. 3. Cultivation of a workplace culture accepting of individual differences. The Harassment Prevention Policy outlines specific behaviors prohibited by the organization. These are underscored in employee training initiatives to prevent, correct and discipline behaviors in breach of this policy. Adherence to: O Principles of the International Labour Organization (ILO), created to promote social justice, human rights and the recognition of core labor standards. O The principles of equal opportunity and non-discrimination prevail in Grifols’ hiring processes and its selection of new employees. O U.S. Department of Labor’s Office of Federal Contract Compliance Programs (OFCCP) regulation, which requires active measures to ensure equal employment opportunity and prevent discrimination on the basis of race, gender, religion, age, sexual identity, disability and other factors. O U.S. Department of Labor’s Office of Federal Contract Compliance Programs (OFCCP) regulation, which requires active measures to ensure equal employment opportunity and prevent discrimination on the basis of race, gender, religion, age, sexual identity, disability and other factors. Training in Harassment Prevention Policy: 29,267 people 19,347 plasma-center employees

2022 Consolidated Directors’ Report · 93 CONTENTS 1 About Grifols 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About Grifols 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report Grifols is committed to employing people with disabilities and only adopts alternative measures when their employment is technically or organizationally infeasible, as defined by the General Disability Law applicable to privately and publicly owned firms in Spain. In the U.S., Grifols complies with the employment provisions of the Americans with Disabilities Act (ADA), a federal law aimed at preventing discrimination and providing equal access and opportunities for people with disabilities. As part of its Strategic Plan for Diversity, the company created three global teams in Ireland, Germany and Spain to attract diverse talent and enhance the employee experience of people with disabilities. Highlights in 2022 included: O Greater participation in specialized forums, university collaborations and partnerships to detect and incorporate diverse talent. O New internship program for people with disabilities in Grifols’ Engineering Department in Spain. O Enhanced communication and adaptation of the corporate web’s job board to ensure accessibility. O Training on inclusion of people with disabilities for recruitment managers in Spain. Grifols’ has an equal opportunities plan for men and women extensive to its entire Spanish workforce. Its implementation was negotiated with employee representatives in accordance with Organic Law 3/2007 for the effective equality of men and women, and Regulation 901/2020. The equal opportunities plan includes 41 concrete measures to promote equality between male and female employees. These include efforts to guarantee equal pay and opportunities in selection processes and internal promotions, and ensure harassment-free workplaces, among others. Grifols promotes gender equality along several dimensions, including ongoing reviews of promotion processes to detect opportunities for improvement; the use of inclusive language in internal communications; efforts to promote women in STEM; and participation in volunteering programs to advance the employability of women at risk of social exclusion. Incorporating people with disabilities Equal opportunities plan A holistic approach to equality We promote universal accessibility Grifols promotes universal accessibility for people with disabilities in various ways, including the elimination of architectural barriers and compliance with legal standards in its new buildings and installations. Wherever necessary, the company also carries out reforms in existing structures to ensure access for people with reduced mobility. People with disabilities 899 employees 758 in the United States, 82 in Spain, 58 in Germany and 1 in Ireland +16% compared to 2021

GRIFOLS 2022 Consolidated Directors' Report · 94

We develop talent

In 2022, the company made a concerted effort to address the organizational needs and improvements detected in the 2020 Grifols Employee Survey. The upcoming study will feature an in-depth assessment of its progress to date.



Our values

- We believe people are our most critical asset to drive corporate growth
- We recognize our employees' contributions to the group
- We seek professionals who support our corporate culture



Our objectives

- Talent recruitment
- Training and development
- Performance management
- Employee commitment and retention
- Internal growth
- Talent and succession

4 core initiatives

Performance management

Redesign of Grifols' Performance System (GPS) to help managers recognize and identify top performers, as well as improve overall corporate performance by encouraging growth, development and team engagement. These efforts include streamlining processes, facilitating more feedback opportunities and specific global projects.

Efforts to build a new organization

Grifols rolled out organizational development (OD) interventions to facilitate change management during its organizational restructuring. These OD initiatives allowed teams to focus on critical professional development issues, as well as implement strategies and actions to boost employee performance and organizational growth.

Global recognition program

Efforts to foster a work environment that recognizes and rewards employees' contributions, job performance and conduct in alignment with Grifols' values. The program focuses on three chief aspects: corporate values, work anniversaries and outstanding performance. Over 19,000 awards have been granted since its July 2022 launch.

Talent Program: Leading the Future

Designed to build and develop Grifols next-generation leaders, the first edition of this 12-month program identified 100 high-potential employees in diverse business units and departments. Their leadership development includes personalized plans, specialized training sessions, rotations in different functional areas, and mentoring with a senior Grifols leader.

GRIFOLS 2022 Consolidated Directors' Report · 95

☰ CONTENTS
1 About Grifols
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

Attracting and developing talent

Grifols made significant strides in 2022 to elevate its talent recruitment and retention, critical to its plasma recovery in its U.S. donation centers and manufacturing plants. This positive trend is even more remarkable when considering the widespread labor dissatisfaction and high levels of employee turnover affecting the U.S. market.

As of December 2022, the company was able to fill over 14,000 positions despite the tight job market, leading to upswings in production and economic performance. Talent recruitment has become more agile thanks to greater awareness and recognition of Grifols as an employer.

In this regard, the Grifols Employer Branding Initiative was key, reflecting the company's coordinated effort to attract, develop and retain talent, improve brand recognition, and enhance employee engagement.

In terms of talent recruitment, Grifols worked to strengthen its collaboration network with U.S. educational entities employment centers; participate in more career recruitment events; and spearhead internal and external communication and awareness campaigns.

22%
of open positions covered by internal promotions

Notable contribution of
Grifols Employer Branding

Corporate internship

Grifols collaborates with several universities and educational institutions to offer corporate internships to their students. Through these experiences, interns gain hands-on training and new capabilities to complement their classroom learning and prepare for their future careers.

Created in 2017, Grifols' internship policy assigns a company tutor or representative to each intern, who supports them throughout their learning journey. Corporate internships are six to 18 months in duration.

803
interns since 2017

18%
join the Grifols workforce

250
interns in 2022


TRADITIONAL IRISH PUB
WE ARE GRIFOLS

GRIFOLS 2022 Consolidated Directors' Report · 96

Continuous development

Employee training is a core component of Grifols' professional and talent development. The company works to ensure all employees have access to continuous training and learning opportunities, as outlined in the global training and development strategy.

Reflecting Grifols' corporate objectives, this strategy offers a framework for annual training planning to address the needs identified in individual, team, business and organizational areas.

All training activities are evaluated based on learners' degree of satisfaction and their practical application to their specific roles. Grifols' professional development opportunities foster a learning culture of personal accountability, and are continuously adapted to reflect its evolving business priorities, emerging trends and global economic landscape.



Learning innovations

- **New manufacturing training center.** Located in Parets del Vallès (Barcelona, Spain), this center employs process and procedural simulations to train personnel in areas outside regular manufacturing domains, allowing them to acquire new skills in risk-free environments.
- **First virtual reality training centers.** Grifols operates virtual reality training centers in Barcelona and Dublin. Using this leading-edge technology, the company offers new hires immersive experiences as part of the employee onboarding process.

Promoting a culture of learning

Online training:

- 94% of 2022 training sessions
- +4% compared to 2021
- Commitment to online and in-person development opportunities

On-demand learning:

- Carried out via an online platform
- +220% increase in the U.S.
- Global rollout of the Skillsoft platform

More technology:

- Virtual reality (VR) to simulate activities and processes
- Augmented reality and gamification in the Sales Area
- E-learning and VR for new hires

Greater multicultural sensitivity:

- Centered on multicultural differences and business protocols.
- 2022 launch of "Doing Business in China"

Grifols offers on-demand learning options to give employees the flexibility of choosing the training resources they need.

GRIFOLS 2022 Consolidated Directors' Report · 97

Grifols' training at a glance

4,718,814
training hours* 2022

70%
training hours delivered to women

30%
training hours delivered to men

170,000+
training hours on occupational health, safety and environmental issues

TRAINING HOURS BY PROFESSIONAL CATEGORY

Total hours and % over total hours.



	Total hours	%
Executives	1,861	0.04
Directors	15,367	0.33
Senior Management	19,927	0.42
Management	46,173	0.98
Senior Professionals	102,459	2.17
Professionals	195,447	4.14
Administrative Staff / Manufacturing Technicians	4,337,580	91.92

TRAINING HOURS BY REGION

4,310,060
U.S.

269,409
Spain

139,345
RoW

*Data reflects 96% of Grifols' workforce.

PROFESSIONAL DEVELOPMENT IN BIOTEST

51,700
training hours 2022

56%
delivered to



44%
delivered to



5,200+
training hours dedicated to occupational safety, health and environmental issues

CONTENTS
1 About Grifols
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

GRIFOLS 2022 Consolidated Directors' Report · 98

Professional development programs

DEVELOPMENT OF EXECUTIVES

Focus on continuous reinforcement of leadership and coaching skills.

In 2022, Grifols has concentrated on change management, adaptation to new roles and structures and communication skills.

Main programs:

- Grifols Leadership Exchange Program, designed for manufacturing managers.
- Center Leadership Development Program (CLDP), aimed at new leaders of Grifols plasma donation centers. Accredited by the Institute for Credential Excellence (ICE) for its ethical approach.
- Short, ad hoc programs imparted globally: "Leadership by Objectives in Flexible Environments" and "The Development and Performance Interview."

New programs:

- Evolving Leadership": a 6-month program to bolster the leadership skills of 20 mid-level managers in Ireland, bolster the leadership pipeline and facilitate the execution of the subsidiary's strategic priorities.
- "Talent Program: Leading the Future": 12-month global initiative designed to prepare Grifols' future leadership team.

NUMBER OF MANAGERS TRAINED IN LEADERSHIP


594
481
583
2020
2021
2022

UNIVERSITY TRAINING

The Grifols Academy joined the College for America program in 2013. Led by Southern New Hampshire University, it offers scholarships to help Grifols employees earn college degrees.

GRADUATES (Nº OF EMPLOYEES)


8
6
8
2020
2021
2022

111
graduates since 2013

EDUCATIONAL EXPENSES REIMBURSEMENT PROGRAM

Grifols also gives employees the option of taking part in professional development opportunities outside the company, contributing to its culture of ongoing learning and improvement. This initiative gives employees the necessary flexibility and financial support to earn official higher education degrees and professional certifications.

€1.3M
allocated

2022 Consolidated Directors’ Report · 99 CONTENTS 1 About Grifols 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About Grifols 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report The Grifols Academy Offers employees training and professional development to reinforce their corporate competencies and values. Its three core training areas include: corporate competency development, leadership development and onboarding initiatives. The company launched The Grifols Academy in 2009 in reflection of its commitment to continuous development. The Academy comprises three distinct entities, each with a specific educational focus. Through this initiative, Grifols promotes employees’ educational and professional development, fosters corporate values, and offers resources and services to medical professionals worldwide to help them offer better patient care. Delivers general and specialized training on plasma science in the core areas of leadership, quality, operations and medicine as part of its efforts to advance the professional and educational development of U.S.-based employees. The Grifols Academy of Plasmapheresis received a five-year approval from The Accrediting Commission of the Accrediting Council for Continued Education and Training (ACCET), valid until December 2024. It was first accredited in 2015. The Grifols Academy continued to develop its portfolio in 2022 by incorporating in-person, hybrid and virtual formats to reach more Grifols employees and adapt to their learning needs. The Grifols Academy of Transfusion Medicine imparts educational programs to professionals around the world to contribute to scientific process and enhance patient care. 2,001 participants 4,468 training hours 13,736 participants 39,099 training hours 5,518 participants 23 training actions + More information: The Grifols Academy | Grifols

GRIFOLS 2022 Consolidated Directors' Report · 100

Fair compensation practices

Equal pay between men and women

Grifols is firmly committed to effective equality by providing equal opportunities and equal pay regardless of gender. Every year, the company carries out a gender pay gap analysis, both adjusted and unadjusted, as part of its continuous efforts to promote equality. In 2022, Grifols received external support from the global consulting firm EY to ensure the utmost rigor and transparency in the analysis.

The unadjusted wage gap is calculated as the percentage differential between men's and women's gross wages per hour worked. That said, the adjusted wage gap is considered a more accurate measure since it employs econometric models to isolate factors in men's and women's wages stemming from differences in socioeconomic attributes (ex. age, seniority, geographical area and educational level) and job characteristics (work schedule modality, type of activity and professional category).

This report examines the gender pay gap in Spain, the United States, Ireland and Germany, which combined account for over 90% of the group's employee base. Based on the 2022 World Economic Forum's Global Gender Gap Report, Grifols' unadjusted pay gap is below national averages in Spain, Germany and Ireland. The company's results by professional category highlight its progress in increasing the presence of women in leadership roles and advancing pay equality, with concrete metrics outlined in the 2021-2023 Global Diversity Plan.

Guided by these objectives, Grifols has bolstered the proportion of women in senior positions in recent years. In 2022, female representation in the Directors category grew to 41.1% compared to 34.8% in 2019. In addition, the Grifols 2030 Agenda includes a target of 50% women in Senior Management roles, which at the close of 2022 stood at nearly 39%. The company foresees a positive impact on wage gap differentials as a result of this progressive upswing in women-led leadership roles.

For Grifols, another critical factor in advancing wage parity is bolstering women's participation in STEM (Science, Technology, Engineering and Mathematics), a field where they have been traditionally underrepresented. The company spearheads various initiatives and measures to identify STEM roles and foster greater access for women.

In addition to its action plan to advance these two aforementioned factors -both directly related to the gender pay gap- the company has also rolled out measures to improve its recruitment, salary review and promotion processes, ensuring these reflect individual performance evaluations based on common, transparent and gender-neutral criteria. As part of Grifols 2030 Agenda, the company aims to ensure women account for 50% of candidate interviews for managerial roles and higher. In parallel, it also promotes flexible work schedules for both men and women and professional development actions to bolster its pipeline of female talent for top-leadership positions.

⊕ More details on remuneration data are available at the end of this chapter.

GENDER PAY GAP

	Spain	U.S.	Ireland	Germany
Salary gap by country *	38.4%	22.8%	29.7%	41.4%
Grifols				
Adjusted pay gap**	3%	0.9%	2.8%	1.4%
Unadjusted pay gap***	12.1%	24.6%	15.8%	14.5%

*Source: Global Gender Gap Report 2022 – https://www3.weforum.org/docs/WEF_GGGR_2022.pdf
** Details and comments on the methodology and its calculation are available in Chapter 9 "About this Report."
*** Difference between men's and women's salaries calculated as the percentage differential between the average gross salary per each hour worked by men and women ([average gross salary for men - average gross salary for women] / average gross salary for men), under Law 11/2018 of 28 December and the Global Reporting Initiative standards (GRI 405).

Grifols worked to achieve greater female representation in leadership roles – women hold 41% of director positions and 33% of board membership – while narrowing its gender pay gap close to parity.

2022 Consolidated Directors’ Report · 101 CONTENTS 1 About Grifols 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About Grifols 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 2022 ConsolidatedDirectors’ Report · 101 SPAIN Gross pay gap well below the national average Grifols’ adjusted pay gap in Spain was 3.0% in 2022 (3.2% in 2021), evidence of its commitment to pay parity. Pay-gap declines in the Director (-10.7%) and Management (-1.9%) categories were especially noteworthy. The company continued to adapt its existing equality measures to the new requirements defined in Royal Decree 902/2020 of October 13, 2019, which included additional transparency obligations for compensation audits. Grifols carried out a pay analyses in line with this new regulation, which was presented to the Equality Plan Negotiating Committee in Spain. This study complements the gender gap study and provides further information to reinforce the company’s action plan. In 2022, the unadjusted pay gap in Spain stood at 38.4%, far higher than Grifols’ 12.1% gap. This gap has progressively narrowed from the 12.4% reported in 2021 and 14.3% recorded in 2020. Worth highlighting were Grifols’ narrower pay gaps in its Directors (-3.9%) and Management (-1.1%) categories. THE U.S. Gross gap very close to the national parity In 2022, Grifols continued to advance pay parity and promote women’s access to leadership roles, reducing its adjusted pay gap in the U.S. to 0.9%. Declines in the adjusted pay gaps in Directors (-1.3%), Senior Professional (-2.3%), Professional (-1.2%) and Administrative staff/ Manufacturing operators (-1.0%) categories were particularly noteworthy. The country’s unadjusted pay gap fell significantly last year, from 32.2% in 2021 to 22.8% in 2022. In recent years, the U.S. unadjusted pay gap was especially high due to cyclical circumstances stemming from the healthcare crisis. While impacted by a challenging U.S. labor market, Grifols reduced the gross pay gap by 3.5% in 2022 to 24.6% after effectively implementing a series of measures. IRELAND Gross pay gap below the national average In 2022, the adjusted gap stood at 2.8%. The employee pool grew by 21.5% last year, attaining greater female representation in the Directors, Management and Senior Professional categories. In light of the sharp upturn in total employees, the company is unable to conduct an adjusted pay-gap analysis with sufficient statistical reliability, both in overall terms and by professional categories as the 2022 sample is not comparable with 2021 levels. The unadjusted pay gap for Grifols in Ireland was 15.8%, compared to the country’s overall 29.7% gap. The company’s 2022 figure reflects a 1.6% decline compared to 2021, reflecting its ongoing efforts to ensure fair remuneration conditions for men and women when performing the same role. GERMANY Gross pay gap well below the national average In Germany, Grifols’ adjusted pay gap is 1.4%, and women hold 56% of team leadership roles, a 1% upturn over 2021. The unadjusted pay gap is 14.5%, far below the 41.4% national average. In 2022, Germany’s pay gap grew by roughly 2.8% in 2022, while Grifols’ gross pay gap decreased by 3.8%. EQUALITY AND THE GENDER PAY GAP 17.6% over total workforce 44.5% women 69.9% over total workforce 63.7% women 1.4% over total workforce 43.8% women 5.8% over total workforce 72.5% women

2022 Consolidated Directors’ Report · 102 Grifols’ remuneration philosophy promotes meritocracy and equal opportunities, compensating employees for their professional performance and contribution toward advancing the company’s sustainable development and strategic objectives. Grifols guarantees non-discrimination because of gender, age, race, religion, sexual orientation or other personal factors. The company’s remuneration policy strives to objectively compensate employees based on their level of responsibility and performance. In line with Grifols’ corporate policies, each country offers fair and competitive compensation packages adapted to their local market. Compensation model: O Fixed salary based on the level of responsibility of the position, the employee’s career path and labor market practices in alignment with country-specific regulations. Salaries have defined ranges for each position and are reviewed every year. O Variable retribution as bonds or monetary incentives linked to the achievement of concrete and measurable objectives, which are previously established and communicated. Remuneration system O Compensation packages aligned with market trends and employee needs. Grifols offers a range of social benefits in all of its countries of operation, establishing diverse programs adapted to the local context. These include medical insurance policies, pension plans, life and/or accident insurance, travel insurance, tuition grants, well-being plans and product/service discounts. As outlined in the Remuneration Policy, an external competitiveness remuneration analysis is carried out every year to assess Grifols’ compensation practices and ensure thy reflect industry best practices. + More details on savings plans in chapter 9. About this report. + More information on remuneration by professional category, age and gender is available in the tables included in chapter 9. About this report. SOCIAL RELATIONSHIPS: BUILDING TRUST Social dialogue For Grifols, engaging in social dialogue with worker representatives is critical to jointly address transversal issues requiring collective bargaining in its various workplaces. In Spain, the labor-relations system establishes two types of representation in companies: trade union representation and unitary or elective representation. These people include members of trade unions, company committees and personnel delegates, with whom Grifols holds regular meetings to address issues affecting the workforce. In other countries such as France and Germany, the company routinely meets with workers’ legal representation. In Italy, company decisions that could impact collective working conditions are discussed with trade union organizations. Collective labor agreements Grifols’ employees in Spain, Germany, Italy, France, Argentina and Brazil work under collective agreements. In 2022, 4,474 employees were covered by these agreements, representing 18.7% of Grifols’ workforce. In the United States, industry-level collective bargaining does not exist and is carried out at the company level. The Taft-Hartley Act regulates industry-specific benefit plans and provides that federal courts have jurisdiction to enforce collective bargaining agreements. Workers representation committees In Spain, Chile and Germany, where labor committees are established by law, Grifols assigns managers to oversee the prevention of occupational health and safety risks. In 2022, the majority of employees in Spain were represented by a joint committee comprised by employees and occupational health and safety managers. In Chile and Germany, 100% of employees were represented by these committees. There is no formal representation in the remaining Grifols subsidiaries. In these markets, the company regularly communicates and consults with its specific workforces, which establish committees that welcome employees’ participation and proposals. Each subsidiary defines the frequency of these meetings and subsequent follow-up of the committee’s specific plans, actions and measures.

2022 Consolidated Directors’ Report · 103 CONTENTS 1 About Grifols 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About Grifols 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report Grifols’ Occupational Health and Safety area establishes annual health and safety objectives, as well as oversees an audit program to supervise the health and safety management systems of its subsidiaries. In 2022, a new corporate health and safety policy was launched to improve employees’ health through their active participation and consultation. Grifols has an occupational health and safety structure in all of its countries of operation, in addition to a corporate Occupational Health and Safety Department that serves the entire group. Occupational health and well-being Comprehensive health and safety management Management system Grifols workplaces in Spain are all ISO 45001-certified. A three-year plan is under way to earn ISO 45001 certification for all U.S. manufacturing plants by 2030. Outside the U.S. and Spain, international subsidiaries have country-specific systems in accordance with corporate policy and standards. In 2022, Grifols developed a new corporate health and safety manual, incorporating five new health and safety standards extensive to all Grifols companies. Hazard identification and risk minimization Integrated into the design phase of manufacturing plants, process changes and the acquisition of new equipment. Occupational health and safety training and awareness programs The entire Grifols’ workforce receives training and information on occupational health and safety issues, starting from the onboarding phase to changes in the job function and throughout their tenure at the company. In 2022, specific training on ISO 45001 was delivered in the U.S. for occupational health and safety managers. Health & Safety Officers also received training on the new corporate occupational health and safety manual and new standards. Promoting employee health and well-being Grifols heads several programs in its core countries of operation. In 2022, the company launched the “Take Care of Your Heart” program, a three-year wellness plan extensive to all subsidiaries focused on preventing cardiovascular diseases. Globally, it led educational campaigns, training programs and informational sessions to address the importance of mental health and physical exercise as complements to local country-specific actions. Management of contractors Grifols’ production centers have concrete management procedures in place regarding contractor management. In Spain, contractors provide informational regarding occupational risk prevention through a computerized document management platform in order to gain access to Grifols facilities. The procedures for each company are audited by HS Corporate Audits. Progress in occupational health and safety training in 2022 O New policy O New manual and standards O Specific training: system management and internal audits Control of corporate occupational health and safety: O Monthly monitoring of key performance health and safety indicators O Assessment visits to all companies and monitoring of preventive plans O Corporate audits based on the annual plan: 6 in 2022

GRIFOLS 2022 Consolidated Directors' Report · 104

We value our employees

for U



STRATEGIC WELLNESS PLAN: TAKE CARE OF YOUR HEART

A 3-year plan that addresses two distinct cardiovascular risks per year. In 2022, **mental health and exercise.** In 2023, **alcohol abuse and nutrition.** And in 2024, **restorative sleep and tobacco addiction.**

Mental health

Grifols promoted several actions in 2022 to ensure employees' emotional equilibrium, including monthly sessions on mental health issues and mindfulness master classes. In Spain and Ireland, the company also offered small-group emotional and sessions led by expert clinical psychologists. Grifols' Spanish operations incorporated two new tools in employee health revisions–the PHQ-4 questionnaire and Goldberg test–to continuously monitor the organization's psycho-emotional condition and detect situations that might lead to anxiety or depression.

186 participants in stress management program

9 in mindfulness course

66 in emotional intelligence program

Physical exercise

Monthly support meetings; a global daily-steps campaign organized virtually and by teams, with five stages in different Grifols offices. The "Grifols Worldwide Challenge," a charity run for individuals and teams to promote moderate physical exercise as a healthy way to prevent cardiovascular conditions.

1,106 participants

97 teams

35+ million steps

2022 Consolidated Directors’ Report · 105 CONTENTS 1 About Grifols 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About Grifols 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report Performance in occupational health and safety Grifols employees in the United States, Spain, Ireland and Germany represent roughly 95% of its total workforce. Each subsidiary monitors its own country-specific indicators, including accident rates and new health metrics. The company investigates all accidents with and without leaves, minor incidents and commuting accidents in countries where these are regulated. In parallel, it works continuously to improve its occupational health and safety systems. The group’s manufacturing facilities report low rates of work-related illnesses. All work processes, including the collection and handling of plasma donations, follow a rigorous protocol encompassing technical, organizational and personal measures. Grifols has a program to control the exposure to identified risk factors in order to prevent accidents and take actions when necessary. Absenteeism Work-life balance The health, safety and well-being of Grifols’ employees directly impact its incidence of absenteeism. The company uses an absenteeism management model with defined benchmarks to quantify its cost impact. In order to minimize some of the most common absenteeism causes, Grifols has several measures in place to promote overall employee health and well-being. These include a 24-hour physiotherapy service in Spain to prevent musculoskeletal injuries, evaluate employees’ psychosocial risks and develop specific wellness plans. The company also carries out awareness sessions, return-to-work interviews following extensive leaves, and communication protocols for employee absences. In today’s global labor markets, employees place a high value on work environments grounded in trust and flexibility, which enable them to thrive in their professional roles while achieving a positive work-life balance. As part of Grifols’ Flexibility Policy, the “Flexibility for U” initiative aspires to promote the mutual trust and responsibility between the company and its global talent pool. The program includes a range of actions to reflect the diverse profiles within the Grifols workforce. By 2022, 74% of eligible employees had taken part in this initiative, which includes: O Possibility of teleworking 40-80% of total hours per week, depending on the job function. O Flexible 3-hour window on either side of the employee’s core hours. O Possibility of more remote work positions. O Implementation of intensive work schedule on Fridays in labor markets where this is a common practice. These options are in addition to those already in place, such as the previously implemented “right to disconnect” measure. + More details on Grifols’ absenteeism rates are available in the tables in chapter 9. About this report Occupational safety as a core commitment Grifols’ work centers in Spain have been ISO 45001:2018-certified since 2021. This certification recognizes the company’s efforts to guarantee a safe and healthy work environment for all employees, helping advance the safety, health and good management processes that underlie all Grifols operations. The management team’s leadership and commitment, level of employee engagement, risk-and-opportunity action plans, and operational control were among the aspects evaluated.

2022 Consolidated Directors’ Report · 2022 Consolidated Directors’ R eport · 106 Impact on society Joining forces 6

We are community Our principles Our stakeholders We are committed to making a positive impact on society and actively engaging in communities where we operate to increase the multiplier effect of our activity in terms of job creation, social impact and social benefit. We strive to promote more sustainable public healthcare systems and, through our foundations, to expand our social outreach. Engage Advocate Support Making a positive impact Educate Roadmap for Grifols 2030 Agenda •  Increase social-outreach initiatives and investments •  More social initiatives that grant STEM scholarships for women •  More donations allocated to emergency-relief medicines and products •  Increase contributions from the José Antonio Grífols Lucas Foundation to local initiatives •  Increase contributions from the Victor Grifols i Lucas Foundation to bioethics grants and number of activities The company’s commitments are directed at various stakeholder groups Donors Employees Research community Local communities Public Officials Patients and patient associations Public healthcare systems Foundations and NGOs

2022 Consolidated Directors’ Report · 108 Our social reach Grifols’ Sustainability Policy outlines its core principles, commitments and actions to impact society. For its part, the Sustainability Master Plan, in alignment with the 2030 Agenda and United Nations Sustainable Development Goals, underscores Grifols staunch commitment to promoting sustainable development beyond economic impact. Grifols’ social contribution €32.1M 12.0 9.2 2.4 Million euros Product donations Million euros Patient advocacy groups and programs Million euros Scientific awards, research and education 2.7 1.6 4.2 Million euros Special projects, sponsorships and other initiatives Million euros Social action and community investment Million euros Foundations + More information on product donations and contributions to patient organizations and programs, see chapter Commitment to donors and patients. + More information on scientific awards and research, see chapter Innovation.

2022 Consolidated Directors’ Report · 109 CONTENTS 1 About Grifols 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About Grifols 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 7 Environmental responsibility 8 Financial performance 9 About this report Promoting more sustainable public health systems Improving health system costs Outside its core operations, Grifols puts its facilities, technology, knowhow and technical expertise at the disposal of public donation centers and health organizations to process their surplus plasma, purify the proteins and return them as plasma-derived medicines. Offered in Spain, Italy and Canada through regulated by fractionation service agreements, these collaborations generate significant cost savings for public healthcare systems. Important strides in Spain: 400,000+ liters of plasma collected to make plasma-derived medicines In 2022, more than 400,000 liters of plasma were collected in Spain for the fractionation and manufacture of plasma derivatives. This volume represents roughly 40% of the country’s needs to produce plasma-based therapies. In terms of geographic distribution, Andalusia and Catalonia contributed over 50% of collected plasma. This significant upturn in Spain’s plasma collection is thanks to the collective efforts of numerous entities and organizations united by a common commitment: improving the health and well-being of patients. Spain €73M savings in 2022 400,000+ liters of plasma in 2022 €270M+ savings since 2019 THE VALUE OF OUR CONTRIBUTIONS Public-private collaborations We help countries achieve their self-sufficiency in plasma medicines to ensure patients have access to essential treatments. + More information, see chapter Commitment to donors and patients. Improving health costs We promote public-private partnerships that promote savings for public health systems. Awareness We collaborate with blood banks to educate and promote plasma donation to help promote Spain’s self-sufficiency of plasma medicines.

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Supporting blood banks

Grifols has various programs designed to collaborate and assist in meeting the need of blood banks.

- **Transport and plasma storage services to guarantee the quality of transfusion plasma,** including the Contingency Program for refrigeration equipment issues; the IPTH Program, which offers additional viral safety measures; and the Secure Program, focused on the collection, storage and recovery of frozen plasma.
- **Plasma for hemoderivatives,** including the Apheresis Program, a collaborative effort with blood banks and transfusion centers to encourage plasma donation through plasmapheresis.
- **Laboratory service through the Biolab Program,** which offers sample analysis, immunohematology and plasma quality-control services, among others.
- **Quality services including the Quality Program,** which provides expert advice on management systems and quality assurance; and the Academy Program, which includes plasma-related training, workshops and educational programs.
- **Grifols Plasma Management Service,** an in-house development to improve, accelerate and facilitate communication among the various parties that intervene in industrial plasma fractionation contracts.



OUR INDUSTRIAL FRACTIONATION PROGRAMS

An integral solution encompassing the entire logistics of plasma (collection, transport, control and analysis) through its fractionation, purification, dosage and delivery as a finished product.

- Collaborative solution
- Safety throughout the value chain
- Integrated quality control
- Patient focused
- Savings for global healthcare systems
- Greater self-sufficiency

2022 Consolidated Directors’ Report · 111 CONTENTS 1 About Grifols 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About Grifols 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 7 Environmental responsibility 8 Financial performance 9 bout his report Social action and community investment The principles and guidelines in Grifols’ Sustainability Policy inform its Corporate Social Action and Community Investment Policy, both of which fall under the umbrella of its Sustainability Master Plan. Grifols’ social action is an opportunity to contribute to the United Nations 2030 Agenda for Sustainable Development by investing in initiatives that create shared value and support sustainable development. The company’s social action is carried out directly by Social Impact Committees and through foundations. Grifols’ decisions on investments and donations to social-impact activities are governed by its Code of Conduct guidelines. Its local social impact committees follow specific procedures to guarantee the transparency of these activities and their alignment with the Grifols’ corporate mission and the Social Action and Community Investment Policy. In 2022, the Social Impact Committees collectively allocated over USD 400,000 to relative projects and initiatives. + More information on Grifols’ social action and community investment policy. *Including plasma center initiatives Grifols’ grant committees review and ensure the rigor and transparency In 2022, the EU/UK Committee was created to coordinate European grants allocated to countries other than Ireland, Germany and Spain. 9 A th Emeryville Los Angeles San Diego Barcelona Dublin Frankfurt Merlbourne Clayton Direct social-action initiatives Actions* in 2022 Grants for initiatives Participants €1.6M 2,700+ 100+ 2,000+ volunteers

GRIFOLS 2022 Consolidated Directors' Report · 112

4 AREAS OF INITIATIVES*

Health and well-being

We aspire to improve access to healthcare and promote healthy lifestyle habits.

16% of initiatives

Local development

We support local development in our communities of operation by creating job opportunities and improving residents' quality of life.

33% of initiatives

Education

We promote equality in education among young people and the research community via in-kind donations, grants, and scholarship programs.

36% of initiatives

Environmental issues

We recover and enhance the natural environment through in-house initiatives and collaborations with environmental-action groups.

16% of initiatives

* Breakdown of initiatives, excluding plasma center activities.

Humanitarian support for Ukraine

Grifols collaborates with the Ukrainian Ministry of Health, international and local organizations to provide medicines and assistance to those affected by current conflict. The company has provided serum, Ringer's solution, albumin, saline and glucose solutions, among others. Additionally, Grifols delivered anti-tetanus immunoglobulins and clotting factors to hemophilia refugees in Germany through the World Health Organization. Grifols donation centers in Germany mobilized to raise funds for the Ukrainian people: for every blood and plasma donation collected at one of the plasma-collection centers, 1 EUR is donated to the German charity Aktion Deutschland Hilft that provide emergency aid to people affected by the Ukrainian conflict. The Probitas Foundation website included a section linked to Grifols internal portal, allowing employees to easily donate to various humanitarian organizations.

UNHCR ACNUR · Save the Children · unicef · Comité International Genève · Direct Relief

€1M+
donated to Ukraine

GRIFOLS 2022 Consolidated Directors' Report · 113

Health and well-being

A core component of Grifols' social action, it focuses on supporting and promoting actions that contribute to improving the health and well-being of people.

Core collaborations

FEEDING AMERICA

For the fourth consecutive year, Grifols led a food drive and fundraising campaign for Feeding America through the "Box Out Hunger" initiative, with the generous participation of U.S. employees and donors.

Support in 2022

1 million meals | **USD 150,000**

TOYS FOR TOTS

Annual toy drive in the U.S. by Grifols' employees and donors in benefit of children from low-income families

Support in 2022

9,000+ donated toys

Other initiatives

SPAIN

FUNDACIÓN PROBITAS

The donations to the Twin families program from the Christmas baskets of **362 employees** for an amount of **€24,951** provided a daily meal and socio-educational support to 30 vulnerable teenagers during the school year.

AUSTRALIA

FareShare — fighting hunger, tackling food waste

Dedicated to providing healthy meals to people with limited resources, Fair Share transforms vacant lots into community gardens to grow vegetables to complement its food baskets. Grifols employees participate in the corporate garden, which prepares **around 5,000 meals per day.**

GERMANY

FRANKFURTER TAFEL E.V.

Donation of food and basic necessities for groups at risk of exclusion in the Frankfurt area through Frankfurten Tafel, an association serving **more than 27,000 people every month.**

AUSTRALIA & U.S.

RMHC

Ronald McDonald House Charities provide aid programs for sick children and their families. Grifols takes part in the **"Adopt a Room" initiative.**

CONTENTS

1 About Grifols
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

2022 Consolidated Directors’ Report · 114 Grifols aspires to maximize positive impacts and opportunities in its communities of operation. Our plasma centers: drivers of local development Grifols’ steadfast commitment to donors extends to the communities where its donation centers are located. The company organizes community-outreach events, offers donations and leads volunteer activities both directly and through the J.A. Grifols Foundation. + More information Home - JAG Foundation - Grifols (joseantoniogrifolsfoundation.org) Activities Donor-center network, participation Employees Hours dedicated to our communities ~2,600 90%+ 1,800+ 25,000+ Local development SPONSORSHIP Supporting women’s football Grifols signed a four-year contract as an official sponsor of the UEFA (Union of European Football Associations) women’s football team, starting in the 2021-22 season until the completion of competitions in 2025. Through this partnership, Grifols stands out as the only healthcare company to sponsor UEFA women’s football at all levels of competition, including the UEFA Women’s Champions League, UEFA Women’s Euro, Sub 19 and Sub 17 Women’s European Championship, Women’s European Indoor Football Championship, and the campaign “Together #WePlayStrong”. As women’s soccer continues to gain traction and attract new female players and fans across Europe, Grifols’ sponsorship is further testament to its support of women’s sports and commitment to advancing gender equality. Plasma Possibilities This non-profit initiative offers plasma donors the chance to “give back twice” by donating plasma and by partially or totally contributing their donor remuneration to a participating charity organization. More than USD 120,000 (USD 17,000 in 2022) for 18 U.S. charitable organizations (10 in 2022) have been raised since its launch in 2017.

GRIFOLS 2022 Consolidated Directors' Report · 115

CONTENTS
1 About Grifols
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

Core collaborations

Habitat for Humanity

Since 2014, Grifols and Habitat for Humanity have worked together to build and improve safe, decent and healthy homes in communities in across the United States.

Support in 2022

180+ volunteers

1,240+ hours

250,000 USD

USO

Partnership with the United Service Organizations (USO), a national non-profit whose mission is to care for America's military service members by keeping them connected to their environment throughout their service. The partnership helps build ties between Grifols Employees and local USO affiliates.

Support in 2022

120+ volunteers

500+ hours

150,000 USD

Other Initiatives

U.S.

Grifols supports and volunteers at various events in El Sereno, a community of roughly **43,000 residents.**

U.S.

OPERATION DIGNITY

This organization provides safety services to **homeless veterans and other unhoused individuals,** offering them shelter, housing, food and comprehensive support services.

GERMANY

Lebenshilfe

Support organization for **people with intellectual challenges and multiple disabilities** to help them live as independently as possible.

SPAIN

REIR

Toys and educational material collection to meet the needs and demands of **families in vulnerable situations.**

GRIFOLS 2022 Consolidated Directors' Report · 116

Education

Promoting science and STEM are among Grifols' main educational priorities.

Core collaborations

Engagement with Charles R. Drew University of Medicine and Science (CDU) Saturday Science Academy that exposes students to science and STEM to motivate them to pursue careers in the health industry.

Support in 2022

USD 150,000

Collaboration with Historically Black College and North Carolina A&T University, to help to prepare students for their careers.

Support in 2022

USD 50,000


School Supply
Drive

Collection of school supplies at schools in the United States and Germany.

Support in 2022

USD 60,000 **90 beneficiary schools**

60+ educational initiatives in 5 countries

U.S.

EIS Elementary Institute of Science

Grifols aims to spark a love of science and create opportunities for young people by promoting diversity, equity and inclusion in **STEM** education. The company supports the Steps 2-STEM program, which provides resources for African-American, Native American and POC collectives from **11 schools** in the Los Angeles, CA area access to STEM careers

SPAIN

FULBRIGHT

Sponsored by the U.S. government, international governments and private-sector companies, Fulbright grants are offered to recent college graduates interested in earning doctoral or master's degrees at U.S. universities. Grifols has collaborated with the prestigious **Fulbright program** since 2013.

AUSTRALIA

LES TWENTYMAN FOUNDATION

This foundation offers resources to at-risk **youth** to keep them engaged with their education and create a better future. Grifols supports the back-to-school program, which provides educational resources, textbooks and school supplies to students with limited resources.

U.S.

Scientific Adventures for Girls — Changing the face of science.

This initiative provides after-school STEM programs for girls from disadvantaged communities. Grifols sponsors a biology curriculum for four schools in California's East Bay area, benefiting **550-600 girls**.

GRIFOLS 2022 Consolidated Directors' Report · 117

Environmental Issues

Actions focused on raising awareness of the importance of fighting against climate change and knowledge of the natural environment and its biodiversity.

Core collaboration

TRUST FOR PUBLIC LAND

Creation of parks and green spaces in the U.S. to promote healthier communities, with the participation of employees and donors in park clean-ups and rebuilding projects.

Support in 2022

13 volunteers

25 hours

USD **150,000**

Other initiatives

U.S. – PRESERVATION OF NATURE TRAINS

North East Trees
Bringing Nature Back

North East Trees designs and develops parks, creating green spaces and promoting water conservation projects in Los Angeles. Grifols sponsors its **environmental education program** along the Riparian Nature Trail, located between roads and pedestrian paths. The trail includes information on the area's history, culture and vegetation.

SPAIN - KNOWLEDGE OF THE NATURAL ENVIRONMENT AND BIODIVERSITY



A walk to **promote knowledge of the natural environment and its biodiversity** among Grifols employees and their families through itineraries through the forest and garden of the Can Catà farmhouse, within the Collserola Natural Park, close to Grifols' facilities.

240+ people

U.S. – SCIENCE IN SERVICE OF THE ENVIRONMENT

tlc TRIANGLE LAND CONSERVANCY

Grifols collaborates with the Triangle Land Conservancy, a U.S. association that leads various programs to make the region healthier from an environmental standpoint. Specifically, Grifols supports the **"Pathways to Natural Environments and Science" program**, created to increase high school students' knowledge on the need to conserve and protect natural resources.

CONTENTS

1 About Grifols
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

GRIFOLS 2022 Consolidated Directors' Report · 118

Support for NGOs and foundations

Probitas Foundation: improving the health of the most vulnerable

The Probitas Foundation was created in 2008 to promote the physical, psychological and emotional health, and equality to opportunities in low-income populations. The foundation works in local Spain communities to improve the nutrition and emotional well-being of at-risk youth. On a global level, it focuses on improving public health systems in low-income countries, leveraging Grifols' expertise in medical care and clinical diagnostics. The Probitas Foundation receives an annual allocation of 0.7% of Grifols corporate profits.

Local impact: access to health and well-being programs for at-risk youth

The foundation promotes the healthy development of children and teenagers in vulnerable situations and/or at risk of social exclusion by offering comprehensive support with food, socio-educational and health resources in three areas of action:

Three lines of action




WELFARE CRC
(CONVENTION ON THE RIGHTS OF THE CHILD)
Health education (APE)
INTERVENTION
Access to specialized healthcare (SIT)
CHILDREN, TEENAGERS AND FAMILIES
AWARENESS, RESEARCH AND TRAINING
Training and development (RID)
AWARENESS, RESEARCH AND TRAINING
PROFESSIONALS AND REFERENTS

FUNDACIÓN PROBITAS

Professional development

As part of the RID program, the PEM (Teacher in Mind) training project, which has trained 62 teachers in mental health, stands out.

Healthy lifestyles study

Collaboration with the second edition of the Gasol Foundation's "Pasos Study", which evaluates the physical activity, lifestyles and obesity patterns of roughly 3,000 children in Spain.

Community health programs

The new laboratory at Saint Joseph Hospital in Monrovia, Liberia, is fully operational. Also launched, was a community health program to address the high maternal and infant mortality. In total, **488 women** benefited from the program's awareness-raising and support activities.

"Twin Families" initiative

Club Joventut Badalona coaching staff and players, participated in an online campaign to promote healthy habits on the club's social networks. The campaign formed part of the Probitas Foundation's "Twin Families Initiative," a solidarity project that matches families to ensure at-risk children have at least one healthy meal at their school lunchrooms.

GRIFOLS 2022 Consolidated Directors' Report · 119

☰ CONTENTS
1 About Grifols
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

International impact: improving access to healthcare in emerging economies

The Probitas Foundation's International Cooperation Program shines a spotlight on neglected tropical diseases (NTDs) and their negative ramifications on global social and economic development. To this end, it promotes fair access to healthcare through WHO's "One Health" approach, reaffirming its support in 2022 to reinforce the monitoring and eradication of NTDs.

Meanwhile, the company also worked to improve clinical diagnostics through its Global Laboratory Initiative, created to boost the capacities of laboratories in the world's most vulnerable regions.

3 GOOD HEALTH AND WELL-BEING

17 PARTNERSHIPS FOR THE GOALS

ONE HEALTH
UNIVERSAL HEALTH COVERAGE

ALLIANCES WITH LABORATORIES

GLI. Improving laboratory diagnostics

PCI. Support for neglected tropical diseases

COMMUNITY HEALTH PROGRAMS
RESEARCH & INNOVATION

Commitment to the sustainable development goals

SDG*			APE	SIT	GLI	PCI	YAKAAR
		Program start year	**2012**	**2018**	**2010**	**2010**	**2019**
		Countries	**Spain**	**Spain**	**14 Countries**	**41 Countries**	**Spain/ Senegal**
2	Priority	End hunger, achieve food security and improved nutrition	✔				
3	Priority	Ensure healthy lives and promote well-being for all at all ages	✔	✔	✔	✔	✔
10	Priority	Reduce inequalities within and among countries	✔	✔	✔	✔	✔
4	Relevant	Inclusive and equitable quality education	✔				✔
6	Relevant	Ensure availability and sustainable management of water and sanitation for all			✔	✔	
7	Relevant	Access to affordable, reliable and sustainable energy			✔	✔	✔
1	Transversal	End poverty in all its forms everywhere	✔	✔	✔	✔	✔
5	Transversal	Achieve gender equality and empower all women and girls	✔	✔	✔	✔	✔
17	Transversal	Strengthen global Partnership for Sustainable Development	✔	✔	✔	✔	✔

*Classification according to the degree of Probitas' contribution

Main Programs

APE: MAIN PROGRAMS
23,695 beneficiaries, +400 projects in 61 communities in collaboration with 99 organizations, 187 schools and social services

SIT: HEALTH, INNOVATION AND THERAPIES
312 beneficiaries in 4 projects

RID. RESEARCH AND DEVELOPMENT
122 people trained and 3,885 participants in a study on childhood obesity

GLI. GLOBAL LABORATORY INITIATIVE
Created in 2010, the GLI included 33 diagnostic labs in 14 countries in 2022 (2 opened in 2022)
897,539 direct beneficiaries

PCI. INTERNATIONAL COOPERATION PROGRAM
In 2022, 8 projects and 162,780 direct beneficiaries
Community health training for 1,267 technicians and over 1,500 awareness-raising sessions in 8 countries

YAKAAR PROGRAM
10 entrepreneurship scholarships in Senegal and 6 training scholarships in Barcelona

⊕ More information on the Probitas Foundation: www.fundacionprobitas.org

GRIFOLS 2022 Consolidated Directors' Report · 120

Víctor Grífols i Lucas Foundation: Bioethics as a principle

FUNDACIÓ VÍCTOR GRÍFOLS i LUCAS

The Víctor Grifols i Lucas Foundation was created in 1998 to spotlight the importance of bioethics and create dialogue among specialists from different areas of knowledge. The Foundation aims to promote an ethical attitude among organizations, companies and individuals whose activities are related to human health. For that reason, it offers a platform for debate that constitutes a meeting place for the approach of different perspectives in everything related to ethics, science and healthcare.

Activities in 2022

Workshops, conferences and seminars	Participants	Publications	Scholarships Granteds	Research awards granted
28+	2,500+	3	6	7




Cuidarse en la sociedad entre pandemias
Discapacidad y equiparación de derechos
Soledad no deseada en la era digital

II International Bioethics Conference

The Foundation's bioethics training and research activities are organized through the Grifols Foundation Chair of Bioethics at the University of Vic-Central University of Catalonia (UVIC-UCC). Its initiatives in 2022 included the 2nd International Congress on Bioethics under the theme "Horizons of Bioethics".

The conference explored four main issues:

1. The impact of biotechnologies on people's health and well-being
2. Applied ethics in a society between pandemics
3. Challenges of bioethics pedagogy
4. Discomfort with death: transhumanism versus euthanasia

Publications and articles

The Foundation has three editorial collections: "Foundation Notebooks" to communicate upcoming conferences, debate seminars and workshops; "Reports," featuring results and recommendations on current research; and "Ethical Enquiries," which includes expert reflections and conclusions on ethical debates. The foundation also collaborates with publishing houses for the dissemination of high-impact books and manuals on bioethics.

2022 Consolidated Directors’ Report · 121 CONTENTS 1 About Grifols 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About Grifols 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 7 Environmental responsibility 8 Financial performance 9 About this report Awards Every year, the Foundation awards prizes and research grants to promote the study and dissemination of bioethics. In 2022, it awarded six grants for research projects in bioethics, an audiovisual prize, three prizes for research by high school students, and three prizes for educational centers. Education Advancing the study of bioethics in the education sector is among the Foundation’s core objectives. In 2022, it organized film and debate sessions for high school students, participated once again in the Barcelona International Young Scientific Challenge (BIYSC), and held educational webinars for teachers with insights on how they could incorporate bioethics into the classroom based on the new high school curriculum. Institutional collaborations The Foundation collaborates with other institutions to design and develop training programs and organize activities, as well as to serve as a bioethics advisor in diverse healthcare committees. These collaborations include public institutions such as the Department of Health of the Generalitat de Catalunya; healthcare organizations like the Unió Catalana d’Hospitals, Althaia and the MUTUAM group; universities, professional groups and cultural associations.

2022 Consolidated Directors’ Report · 122 José Antonio Grífols Lucas Foundation: supporting donor communities Created in 2008, the José Antonio Grifols Lucas Foundation aspires to enhance the health and well-being of plasma donors and their communities. These efforts raise awareness of the importance of plasma, recognize the generosity of donors and generate a positive ripple effect in donor communities. The Foundation’s efforts are currently focused in the United States, although could expand to other countries in the future. Support for local organizations Community investments 17 USD 385,000+ Grants, awards and scholarships The Foundation’s Board of Directors includes patients, donors and Grifols representatives, who meet on a regular basis. In 2022, the board approved 17 grants amounting to over USD 385,000 to support community-oriented civic, social and educational programs. Beneficiary organizations address an array of social challenges, from poverty eradication to promoting equal opportunity and support resources for at-risk youth. Employees at Grifols plasma donation centers contribute to these partnerships by volunteering their time and taking part in their initiatives. At present, the Foundation is developing a new initiative: a donor emergency relief program to launch in 2023. “Bags of Hope” for foster children The José Antonio Grifols Lucas Foundation has partnered with CASA, a non-profit organization in Peoria, Illinois that offers support services for foster children whose parents are going through the court system. The Foundation’s grant will support the recruitment of 100 CASA volunteers to serve as court advocates for children, manage the application process for needed resources, and help find safe and permanent homes. The grant supports CASA’s “Bags of Hope” program by providing funds for 300 suitcases of items for children transitioning into foster care. To maximize the Foundation’s impact, three Grifols centers in Peoria collected items to fill more than 100 suitcases. + More information on the José Antonio Grífols Lucas Foundation: www.joseantoniogrifolsfoundation.org + More information, see “Local Development” section.

2022 Consolidated Directors’ Report · 123 CONTENTS 1 About Grifols 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About Grifols 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 7 Environmental responsibility 8 Financial performance 9 About this report Some of our collaborations Health and well-being Local development Education Environment Promise Community Homes offers safe, affordable and accessible homes for adults with intellectual disabilities in the St. Louis, Missouri, metropolitan area. The organization renovated two bathrooms to make them handicap-accessible thanks to Grifols’ support. Grifols sponsors the “Safe Families for Children” program, which offers support to parents experiencing difficulties in caring for themselves or their children. The initiative connects beneficiaries with a wide community of support in the Pittsburgh, Pennsylvania, area to encourage and empower them. This organization matches children with university students for tutoring services. Most children (72%) are from low-income households, while most tutors (71%) are first-generation college students. The grant supports tutoring programs at Butler University, Marian University and the University of Indianapolis. The Athens Land Trust in Georgia works to promote education in sustainable agriculture, increase access to healthy food, and support economic and entrepreneurial opportunities for young people and adults from low-income families. Grifols supports two interrelated projects: Young Urban Farmers Program and Community Gardens Network.

Environmental responsibility Minimizing our environmental impact 7

We are planet Three priorities At Grifols, we strive to minimize the environmental impact of our operations through efficient resource management and a solid commitment to sustainable development. To this end, we systematically evaluate the impact and evolution of our environmental performance, defining both concrete objectives and opportunities for improvement. Climate action Circular economy Biodiversity Roadmap for Grifols 2030 Agenda •  Reduce greenhouse gas emissions per unit of production*. •  Increase energy efficiency per unit of production. •  Consume all electrical energy from renewable sources. •  Accelerate decarbonization by cutting down on business trips and employee travel. •  Implement more circular economy measures throughout the business life cycle. •  Protect biodiversity through the Grifols Wildlife Program. *Scopes 1 and 2. Drive the decarbonization of our activity Minimize our environmental impact Promote biodiversity and the conservation of natural areas 2050: net zero emissions

GRIFOLS 2022 Consolidated Directors' Report · 126

Environmental management at Grifols

A cross-cutting and comprehensive approach



Eco-efficiency

- Integration of environmental criteria when designing new projects, products and services, and review of existing ones.
- R+D, Engineering Department and Grifols Engineering apply the most eco-efficient alternatives to new products and projects and review existing ones.
- Application of Grifols' "Guidelines for the Design of Containers and Packaging with Environmental Criteria."

Prevention

- Routine review of preventive measures to mitigate the impact of environmental risks.
- Periodic drills at production plants to simulate response to environment-related emergencies and incidents.
- Specific employee training.

Legal compliance

- Implementation of legislative monitoring system and periodic compliance audits.

Proactivity: short- and medium-term action plans

- Six environmental commitments for the 2030 Agenda.
- Commitment to net zero emissions by 2050.
- Progress to meet SBTi objectives.
- 2020-2022 Environmental Plan.
- New 2023-2026 Environmental Plan.

Environmental communication and awareness

- Promotion of communication channels with main stakeholders.
- Specific internal and external communication procedures.
- Awareness initiatives on environmental preservation.
- Training and educational activities on environmental management.

Commitment to environmentally sustainable suppliers

- Collaboration with environmentally friendly suppliers and partners to help expand sustainable practices.

POLICIES

Sustainability policy
Establishes the organization's core environmental and social responsibility principles and commitments, and serves as a framework for their comprehensive integration into the business model

Environmental policy
Defines the company guidelines, principles and commitments in order to monitor and minimize environmental impact

Climate change policy
Approved in 2023, it establishes Grifols' specific climate-action commitments

Energy policy
Defines corporate guidelines and principles to minimize energy demand and promote the use of renewable energies

⊕ See environmental policies: Corporate Stewardship Reports (grifols.com)

Awards and recognitions

NC Environmental Stewardship Initiative

LEED GOLD

CDP DISCLOSURE INSIGHT ACTION

GRIFOLS 2022 Consolidated Directors' Report · 127

CONTENTS
1 About us
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

Environmental certifications

Grifols' Environmental Management System is ISO 14001-certified, evidence of its effective efforts to identify and meet all applicable environmental legislation; recognize the environmental impacts of its processes and products; implement preventive and corrective measures; and establish objectives to boost its environmental performance. This comprehensive system includes the Corporate Environmental Manual, which offers an organization-wide framework for the company's environmental management.

Each certified company, or company in the process of being certified, has an environmental committee led by its respective senior management team. This committee is the most important decision-making body in terms of establishing environmental guidelines and assuring the correct execution and maintenance of the Environmental Management System, including the allocation of requisite human and economic resources. By the end of 2022, Grifols' ISO 14001-certified plants accounted for 74% of its total production and applied to 73% of its manufacturing personnel.

Grifols prioritizes the certification process of its manufacturing plants by starting with those with larger production output and progressively taking steps to certify those with smaller production volumes and/or a lesser environmental impact. All certified plants are audited by TÜV Rheinland, an independent certification body. Grifols also ensures its buildings and facilities are designed with sustainability in mind. In 2022, it was awarded Gold in the LEED (Leadership in Energy and Environmental Design) certification for its new corporate headquarters in Sant Cugat del Vallès (Barcelona, Spain). LEED is the world's largest scale rating system for sustainable buildings.

In 2022, Grifols was awarded a B rating from the Carbon Disclosure Project (CDP) Climate Change. As the world's leading environmental reporting platform, the CDP annually assesses companies' climate-change strategies and performance.

	Management	Sustainably designed and eco-efficient installations			
	ISO 14001	ISO 50001	LEED* Certification	GREEN GLOBES**	ZERO WASTE TO LANDFILL***
Spain	• All manufacturing, engineering, logistics and commercial companies		• Corporate headquarters in Barcelona		
U.S.	• Biopharma's Clayton (NC) facility • Raleigh (NC) offices • Diagnostic facilities in Emeryville (CA)		• Clayton (NC) office building • Clayton (NC) raw materials warehouse	• Clayton purification and filling plant (NC) • Clayton fractionation plant (NC)	• Clayton (NC) production plants
CANADA			• Montreal (Canada) facility - in progress		
BIOTEST		• Dreieich production facilities (Germany)			

* Leadership in Energy Efficiency and Environmental Design.
** Green Globes, certified by the Green Building Initiative.
*** Zero Waste to Landfill, awarded by Underwriters Laboratories (UL).

GRIFOLS 2022 Consolidated Directors' Report · 128

A global organization to manage environmental risks

As an organization with a vast global reach, Grifols spearheads broad-based efforts to control, prevent and manage environmental risks. All Grifols' facilities have robust management systems to minimize and mitigate environmental risks, including those derived from its operations (anthropogenic activity) and those produced by nature (natural), such as extreme weather and climate events.

Each facility has concrete self-protection plans to define the necessary actions in the event of an environmental emergency, as well as the teams responsible for their implementation.

Everyone involved in environmental risk management receives relevant training in accordance with the company's continuous development strategy.

Provisions and guarantees for environmental risks

Grifols' civil liability insurance covers accidental environmental pollution, defined as the disturbance of the natural state of the air, water, soil, flora or fauna (or any other situation legally deemed as environmental pollution) caused by emissions from Grifols' facilities as a result of accidental, sudden and unforeseen events. This insurance policy covers all Grifols' companies, production facilities and offices in all its regions of operation.

In 2022, no relevant economic sanctions were issued in relation to adverse environmental impact.


EUROPE
Spain
Poland
Czech Republic
Germany
Switzerland
France
United Kigdom
Ireland
Portugal
Italy
Slovakia
NORTH AMERICA
Canada
U.S.
LATIN AMERICA
Mexico
Colombia
Brazil
Chile
Argentina
Dubai
India
China
Japan
Taiwan
Hong Kong
Thailand
Singapore
Indonesia
Australia
Industrial facilities

CORPORATIVE DEPARTMENT	SUBSIDIARY COORDINATORS		ENVIROMENTAL COMMITTEES	ENVIRONMENTAL TEAMS
1	20		11	4
Spain	Mexico Brazil Chile Argentina Poland Czech Republic Germany Switzerland France United Kigdom	Ireland Portugal Italy Japan China Hong Kong Indonesia Thailand Singapore Australia		U.S. (3) Spain

CONTENTS 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 8 Financial performance 9 About this report 2022 Consolidated Directors’ Report · 129 Resources allocated to environmental management and climate change Resource allocation* €34M €85M +22% vs 2021 over 3 years 58% 27% 15% waste management water cycle reducing atmospheric emissions, energy and others Grifols allocated significant resources to bolster its environmental performance last year and advance on its 2020-2022 Environmental Plan despite the 2020 and 2021 global economic downturn. In 2022, it increased its environment-related resources by 22% to EUR 34.2 million. Investments in environmental assets totaled EUR 8.4 million in 2022 compared to EUR 7.4 million in 2021, denoting a more than 13% increase. Of these investments, 60% were earmarked to optimize the water cycle and waste management, eco-efficiency projects in energy use, and the replacement of refrigerant gases with more eco-friendly alternatives. Total environmental expenditures stood at EUR 25.8 million, representing a 25% increase on 2021. Waste management across all Grifols’ facilities accounted for 68% of this expenditure. *Includes costs and investments

2022 Consolidated Directors’ Report · 130 Climate action Grifols sets targets to effectively reduce atmospheric emissions; it gauges the impacts it has on climate change, identifies risks and opportunities, and develops a policy and strategy to reduce this impact and capitalize on opportunities. The impact of climate change on Grifols’ operations In 2022, Grifols updated figures regarding its climate-change impact and exposure, including the risks and opportunities identified in 2019 in line with recommendations from the Task Force on Climate-Related Financial Disclosures (TCFD). In parallel, it redefined specific metrics and targets to quantify and manage each climate risk and opportunity along four key dimensions -Governance, Risk Management, Strategy, and Metrics and Objectives- as well as its ability to exceed TCFD recommendations. The company continues to work to integrate climate-related risks into its current decision-making process and strategic planning, including assumptions and objectives. The climate commitment is led by the Board of Directors Potential financial impact of the most relevant climate risks Main indicators 1. Reduced availability of water resources O Increase in operating costs derived from water consumption due to a higher price per m3. O Income reduction due to a decrease in production capacity due to cuts in the water supply. O Increase in operating costs due to the transfer of production to plants not affected by this risk. Water consumption (m3) Water costs (€) per installation Production capacity (liters of plasma in Biopharma and sales in Diagnostic) 2. New legal requirements related to the reduction of GHG emissions O Increased investment to offset the carbon footprint in the event of non-compliance with decarbonization targets. Carbon footprint / Atmospheric emissions (tCO2 e) Carbon price (€/tCO2 e) 3. Variation in the availability of resources O Reduction of income due to a lower collection of plasma in the donation centers. Income per liter of plasma (€/l) Number of days that the primary donation centers were closed in the last year. 4. Transition to low-emission technologies O Increased investment to replace the most polluting technologies used in production processes. Electricity consumption (MWh) Electricity costs per plant (€) Natural gas consumption (MWh) Natural gas costs per plant (€) Residual price of replaced technology (€) + More details on “Risk Opportunities Management related to Climate Change” on www.grifols.com

CONTENTS 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 8 Financial performance 9 About this report 2022 Consolidated Directors’ Report · 131 Governance Grifols’ Board of Directors establishes a series of commitments to minimize climate risks. Diverse environmental programs, as well as oversight by the Sustainability Committee, Sustainability Steering Committee and Environment Committee, ensure these commitments are implemented in line with the Sustainability Master Plan. The Chief Industrial Officer (CIO) is responsible for environmental performance and climate change issues. Finally, the Risk Committee, which reports to the Board of Directors, is responsible for developing the risk management model and overseeing the most relevant risks, including those related to climate change. Risks and opportunities This process involves updating the climate risk map and analyzing the qualitative and quantitative resilience of the company’s strategy based on a potential maximum rise of 2°C. A simulation of the climate scenarios proposed by the IPCC was carried out to reflect the SSP2-RCP4.51 scenario. The exposure study included Grifols’ most relevant industrial facilities and plasma centers. An assessment was made to evaluate the estimated time frame, the probability of occurrence and the inherent and residual potential impact for each of the 29 climate risks detected. While the risks and opportunities identified are not yet significant, the company nonetheless reassessed the suitability of the management plans defined in 2022. Strategy Business optimization and innovation are two fundamental cornerstones of Grifols’ corporate strategy. Both are underpinned by objectives related to climate change, which are set out in the company’s Environment Program and promoted through various corporate policies, including climate action. Climate risks and opportunities form an integral part of Grifols’ strategy and decision-making process. Climate risks and opportunities have a direct impact on Grifols’ business and financial strategy and planning, especially in areas related to industrial, operations, products and services. For this reason, climate change is included in operational cost planning and capital allocations, mainly in terms of implementing eco-efficiency and emission reduction measures. Grifols fully abides by existing and future regulatory requirements, implementing procedures to ensure compliance (EV-SOP-000004), which undergo biannual audits. The company’s Environmental Committees monitor these processes and define any further action measures. Metrics and targets Grifols evaluates and monitors when it has reached Environmental Plan targets2 and their impact on mitigating relevant physical risks and leveraging key opportunities. Regarding the link between the remuneration policy and the performance indicators, the Energy Manager is offered incentives related to improving the energy efficiency of company processes. Finally, it should be noted that the company is not subject to any emissions trading scheme. Grifols participates annually in the Carbon Disclosure Project (CDP)3, a program which assesses the organization’s strategy and performance in terms of climate change. (1) Details of the study, including the specific list of climate risks under the SSP2- RCP4.5 scenario, the specific impact, etc. are available at Corporate Responsibility Reports (grifols.com). (2) More details on compliance with the Environmental and Master Plans in “Progress and Compliance with Environmental Commitments in 2022”. (3) Access to Grifols Environmental CDP performance results | Grifols Board of Directors Sustainability Committee Risk Committee Environmental Committee Sustainability Steering Committee Grifols is a member of several high-profile business associations committed to mitigating climate change The Biotechnology Innovation Organization (BIO) is an advocacy association focused on biotechnological solutions in four key areas: sustainable biomass production, promoting sustainable production, developing lower carbon products and improving carbon capture. Grifols also belongs to other global organizations such as MedTech Europe, Asebio, Cambra de Comerç de Barcelona and SIGRE, which prioritize climate change on their agendas. + More details on partnerships: Chapter 9 “About this Report”

GRIFOLS 2022 Informe Anual Integrado y de Sostenibilidad · 132

Emissions

Grifols uses the international standard GHG Protocol Corporate Accounting and Reporting Standard methodology to calculate its carbon footprint and identify the greenhouse gas emissions (GHG) generated by its business activity. The data reported includes all Grifols' global facilities, as well as acquisitions in 2022 and commercial subsidiaries with more than 10 employees.

Since 2011, Grifols has published its Scope 1, Scope 2 and some Scope 3 CO_2 emissions, where data was available. Throughout 2022, Grifols calculated 2021 figures for all Scope 3 emissions internally, also identifying those considered irrelevant. This year, those for 2022 have been calculated.

We measure the scope of our emissions (tCO_2e)


1,323,454
1,416,451
127,596
150,276
105,068
111,435
148,129
95,242
2020
2021
2022
Scope 1
Scope 2 (Location-based)
Scope 3

SCOPE 1
Direct emissions: generated by the business activity itself. Includes direct emissions generated by combustion sources or direct greenhouse gas (GHG) emissions.

SCOPE 2
Indirect emissions: generated by energy production, mainly electricity, consumed by the organization.

SCOPE 3
Other indirect emissions: generated by other supplier companies throughout the life cycle of our products or services. Includes business travel, employee transportation and commutes, raw materials, among others.

Committed to renewables

Grifols is reducing its GHG emissions by increasing its use of renewable energies, which already account for 26.4% of its electricity consumption.

In 2022, Grifols' 10-year power purchase agreement (PPA) to acquire clean energy from RWE's Casa Valdés photovoltaic plant became operational, furthering the company's efforts to reduce its carbon footprint. Under the agreement, Grifols will acquire 26 million kWh per year from RWE, avoiding the emission of 5,200 tones of CO_2.

In the United States, more than 80 million kWh of electricity was consumed from renewable sources, while in Ireland more than 11.5 million kWh.



Key impacts:

- Scope 1 improved by 36% vs 2021 to 95,000 tCO_2e due to lower natural gas consumption primarily at Biopharma's Barcelona cogeneration facility, as well as a 75% decrease in refrigerant gas leaks, mainly in the U.S. facilities.
- In Scope 2, emissions decreased by 30%* to 105,000 tCO_2e due to a significant rise in renewable electricity consumption, accounting for 26% of the total. Electricity consumption rose slightly, although below the increase in production.
- Scope 3 exceeds 1.4 million tCO_2e. Category 1, Purchase of goods and services accounts for more than 50% of emissions, followed by transportation contracted by Grifols (15%) and capital investments (14%).
- By geographic area, more than 70%** originate in the U.S., where 67% of Biopharma's activity takes place. The remaining 30% is divided between Spain and the rest of the world.
- In all plants, air emissions of other pollutants such as NOx, CO and SO2, generated by the natural gas combustion in boilers and cogeneration engines, are below the limits established by the relevant environmental authorities.

TOTAL EMISSIONS

200,310 tCO_2 e
Scope 1 and 2

-32.8% vs 2021
in absolute value

*Scope 2 (location-based). A change has been made in calculating Scope 2 emissions. The cogeneration plant at the Barcelona facility discharges the electricity generated into the grid and Grifols purchases the electricity it needs at any given time from the grid. Previously it was considered that the emissions generated for the production of this electricity were already accounted for through the combustion of natural gas from cogeneration and therefore the electricity produced and sold was discounted from the electricity consumed. In 2022, both the emissions from natural gas for cogeneration and those corresponding to all the electricity purchased have been accounted for.
** Scope 1 + 2

CONTENTS 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 8 Financial performance 9 About this report 2022 Consolidated Directors’ Report · 2022 Informe Anual Integrado y de Sostenibilidad · 133 133 Our action plan is bringing us closer to our goal of reducing GHG emissions by 55% per unit of production by 2030 Cutting back on air travel Fell by 49% compared to pre-pandemic levels in 2019. However, compared to 2021, it increased by 44%. The number of videoconferences in 2022 was 31% higher than in 2019 and 3% lower than 2021. New ways of working have helped to minimize travel among Grifols’ various global work centers. Increase in remote work Grifols “Flexibility for U”, implemented in 2022, regulates the rules on remote work. Last year, remote work increased by 35% compared to 2021, averaging over 2,900 connections per day. Optimizing logistics Grifols has been working to optimize its plasma transport network in Europe since 2021. Through these efforts, the company has reduced its contracted transport services by over 290,000 km. These measures include adjusting the frequency of plasma collection routes in European workplaces; promoting full truckloads between plasma collection points, warehouses and the Barcelona manufacturing complex; increasing the storage capacity of plasma collection containers; and using larger U.S. pallets to maximize storage and transport, among others. Minimizing the impact of employee commutes Grifols works to reduce the impact of emissions resulting from employee commutes. The Parets del Vallès facility offers an employee bus service to coincide with different shift times, while in North Carolina, Grifols co-funds a shared transport service. In recent years, electric vehicle charging stations have been installed in the main workplaces.

2022 Consolidated Directors’ Report · 2022 C onsolidated Directors’ R eport · 134 Energy sources Total energy consumption remained at similar levels to 2021, declining slightly by 1%. Gradual progress is being made to optimize energy consumption at Grifols’ Biopharma installations. Production and sales recovered in 2022, as production has continued to stabilize in production facilities. The positive impact resulted in a 14% decrease in consumption relative to sales. TOTAL ENERGY CONSUMPTION 890 Million kWh -1% vs 2021 CONSUMPTION RELATIVE TO SALES 156.151 Million kWh/M€ -14% vs 2021 51% 48% 1% natural gas electricity other fuels

GRIFOLS 2022 Consolidated Directors' Report · 135



Natural gas

Significant fall in consumption
Increased eco-efficiencies

EVOLUTION OF TOTAL NATURAL GAS CONSUMPTION (MILLIONS kWh)


474
452
410
421
384
359
27
26
24
23
17
21
21
14
18
1
1
0.4
2020
2021
2022
Total
Biopharma
Diagnostic
Plasma procurement
Others
Bio Supplies

Other fuels

Although to a lesser extent, Biopharma also consumes other fuels besides natural gas, including diesel, gasoline and propane to run its own generators, equipment and vehicles. This accounted for 15.2 million kWh of consumption in 2022. Some of Grifols' German installations use district heating for hot water and heating, which consumed 10.2 million kWh in 2022.

TOTAL CONSUMPTION

452M

kWh consumed

-4.7% vs 2021

Favorable impact of Biopharma

- Consumes 85% of all Grifols' natural gas usage.
- Total consumption fell by 6.4% due to the decrease in natural gas used in the cogeneration plant.
- In relation to production*, it decreased by 8% and in relation to sales* by 22%.
- The increase in total Plasma Procurement consumption stems from the expansion of Grifols' network of plasma centers.

Diagnostic decreases its consumption

- Total consumption for Diagnostic decreased by 11.3%, although it increased in relation to production and sales by around 2.9%.

Variations at country level

- In Spain and RoW, consumption is on a downward trend
- U.S. production increased by 3.2%, mainly due to the Biopharma plant, which increased production by 7%.

*In terms of consumption relative to production and sales, Biopharma includes the Plasma Procurement and Biopharma business units, which together would be comparable to the former Bioscience Division.

CONTENTS
1 About us
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

2022 Consolidated Directors’ Report · 136 Electricity Consumption remains stable in a context of rising output By 2030, 100% of the electricity consumed will come from renewable energy sources Positive impact of Biopharma O Consumed 61% of all electrical energy used. O Total consumption decreased by 5.7%. O 22.5% decrease relative to sales*. O 2.7% relative to production*. O The increase in total energy consumption at Plasma Procurement is directly related to the expansion of Grifols’ plasma center network. Diagnostic reduced its overall consumption O 7.8% decrease. O 7% increase relative to production and sales due to lower manufacturing and sales volumes. Variations at country level O In Spain and RoW, consumption is on a downward trend. O 3.1% increase in the U.S. due largely to the impact of plasma donation centers. TOTAL CONSUMPTION 451M kWh consumed +0.5% vs 2021 * In terms of consumption relative to production and sales, Biopharma includes the Plasma Procurement and Biopharma business units, which together would be comparable to the former Bioscience Division. Total Biopharma Diagnostic Plasma procurement Others Bio Supplies 428 263 291 448 451 274 108 102 120 30 33 33 13 14 20 10 9 5 2020 2021 2022

CONTENTS 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 8 Financial performance 9 About this report 2022 Consolidated Directors’ Report · 137 RENEWABLE ENERGIES 26.4% of Grifols’ electricity consumption derives from renewable energy sources In 2022, Grifols consumed a total of 118.8 million kWh of renewable electricity, representing 26.4% of total electricity consumption. Spain consumed 26.5 million kWh of renewable electrical energy In 2022, Grifols’ 10-year power purchase agreement (PPA) with RWE to acquire clean energy from its Casa Valdés photovoltaic plant became operational. In addition, Biopharma’s photovoltaic power plant in Barcelona continued to create energy for self-consumption, generating 311,399 kWh in 2022. In total, 454,381 kWh of photovoltaic energy was generated at Biopharma and Others’ own facilities for self-consumption in Barcelona and Murcia. Renewable electricity agreements in the U.S. and Ireland By region, 71% of the group’s electrical energy is consumed in the United States, home to several of its industrial complexes and the majority of its plasma donation centers. In the U.S., 80 million kWh of electricity was consumed with a guarantee of renewable energy, and more than 11.5 million kWh in Ireland. Together, they account for 20.3% of electricity consumption. The company is working to reach PPA agreements in the U.S. in the coming years. COGENERATION 6% of total electricity consumption from the cogeneration plant in Barcelona Biopharma’s Barcelona installations include a 6.1 MW cogeneration plant that generates electricity sold back to the grid, as well as producing useful heat for Grifols’ own facilities. This plant was not operating at full capacity in 2022, generating 27.6 million kWh of electricity (33% less than 2021) and 20.6 million kWh of useful heat. Artificial intelligence (AI) is helping Grifols’ facilities work much more efficiently. Integrating this technology has led to a more than 15% fall in energy consumption in air conditioning in the production rooms of the Parets del Vallès (Barcelona, Spain) Diagnostic Unit. Air conditioning is one of the company’s main sources of electricity consumption, and technology can offer ways of reducing it. This led to the launch of the “Energy efficiency through (artificial intelligence)” pilot project in 2022. The company is working to replicate this initiative in other areas with high demand for air conditioning and also in the production of cold for Biopharma’s fractionation and purification processes. Artificial intelligence to reduce consumption

2022 Consolidated Directors’ Report · 138 Circular economy Grifols’ environmental management is based on the concept of the circular economy, which endeavors to reduce the consumption of raw materials, water and energy sources in the production cycle. The company prioritizes the efficient use of resources and works to reduce waste by focusing on the different stages in the product life cycle. The goal of this strategy is to embrace the transition to a low-carbon economy and minimize the impact on climate change. • Rationalization of cardboard, plastic and caustic soda consumption • Maximum utilization of raw materials • Promoting local suppliers • Route optimization • Environmental criteria in engineering projects • Eco-design of equipment (diagnostic & engineering) • Environmental criteria in R&D • Container and packaging design • Residual waste recovery • Energy recovery from waste • Anaerobic digestion • Zero Waste to Landfill initiative • In-house treatment of wastewater • Minimization of atmospheric emissions • Water recovery systems • Optimized water consumption • Energy efficiency • Renewable energy consumption • Cogeneration plant • LEED/Green Globes building certification • Recycling of recoverable waste • Internal reuse of ethanol • Recovery of intermediate products • New biological products marketed by the Bio Supplies Business Unit • Optimization of packaging • Recycled/recyclable packaging materials • Certification of transport companies • Optimization of routes and means of transportation • SIGRE – Integrated Management System for drugs out of specification • Collection and management of electric and electronic equipment placed in the market • Reuse of ethanol in production processes • Intermediate products: PEG + sorbitol • Grifols Engineering machine manuals • Equipment manuals (diagnostic) ALCANCE INTERNO Design Collection Recycling Residual Waste Raw Materials Distribution Production, Remanufacturing Consumption, Use, Reuse, Repair Economía circular

CONTENTS 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 8 Financial performance 9 About this report 2022 Consolidated Directors’ Report · 139 Consumption of raw materials Plasma is the main raw material consumed by Biopharma, accounting for more than 80% of Grifols’ activity in terms of sales revenue. Ethanol, polyethylene glycol and sorbitol are primarily used in the fractionation and purification process of the different plasma proteins. Plasma fractionation enables proteins with therapeutic properties to be extracted and subsequently marketed by Grifols. This process involves subjecting the plasma to successive temperature, pH and ethanol concentration adjustments, each of which facilitates the precipitation of one of these proteins. In the Diagnostic Business Unit, the main raw material is the plastic used in the production of its diagnostic cards (DG-Gel®), in addition to the base plates to manufacture auto-analyzers, and red blood cell reagents for diagnostic kits. Maximum repurposed of plasma Most of the plasma unsuitable for fractionation is marketed through Bio Supplies to produce diagnostic and analytical reagents for research purposes. By 2022, more than 135,000 liters of plasma had been sold, resulting in the annual reuse of 135 tons of raw materials and consequently, the same volume in waste reduction. The remaining plasma is discharged in authorized incineration plants with energy recovery. Once all the plasma proteins for therapeutic purposes have been obtained, the remaining paste is disposed of as waste and managed according to its composition and country: plants producing substitute solid fuel for pastes with a high calorific value; anaerobic digestion for the production of biogas; composted, controlled landfills for non-hazardous waste; or autoclave treatment and subsequent landfill disposal. Management of intermediate products A solution of polyethylene glycol (PEG) and sorbitol is used to separate and obtain Flebogamma® DIF intravenous immunoglobulin. After use, this solution is concentrated at Grifols’ Barcelona facilities and marketed to additive manufacturers for use in the cement industry. By 2022, approximately 33,000 tons of aqueous solution of polyethylene glycol and sorbitol had been transformed into 11,136 tons of product sold as raw material for other uses. + More details on raw material consumption are available in the tables in Chapter 9. About this report.

GRIFOLS 2022 Consolidated Directors' Report · 140



Water cycle

Grifols rationalizes water consumption despite expanding its industrial activity.

Savings measures implemented in 74% of production facilities, representing 90% of production

EVOLUTION OF TOTAL WATER CONSUMPTION (Thousand m³)


3,124
3,057
2,857
2,747
2,425
2,487
251
197
217
227
178
198
165
130
110
19
11
12
2020
2021
2022
Total
Biopharma
Diagnostic
Plasma procurement
Others
Bio Supplies

TOTAL CONSUMPTION

3M

m³ consumed

-8% vs 2021

Grifols operates in regions where water conservation is essential. The company applies water-saving measures when designing new facilities, in addition to implementing solutions in existing installations. These include the recovery of clean water from production processes for use in auxiliary processes, the installation of automated cleaning systems (CIP) to reduce the amount of water used to clean reactors and equipment, and reduced consumption in water treatment systems such as reverse osmosis.

Positive impact of Biopharma

- Consumed 82% of total water consumed
- Reducing its total consumption by 9.5% and 11.5% in relation to production*.

Diagnostic decreased its consumption

- Reducing by 15.3% overall and 2% in relation to production.

We take care of water resources

- Water-stressed regions accounted for 20.0% of the company's water consumption, maintaining similar levels recorded in previous years.
- Of the total water consumed, 88.3% comes from the municipal network and the remaining 11.7%, from wells located at the Barcelona production facilities.
- Water is extracted from wells under regulations set by the water basin manager, which controls all permits and water usage. Grifols monitors these extractions to ensure that the authorized limits are not exceeded.
- In 2022, further progress was made to reduce Grifols' water consumption. The new albumin plant in Ireland was the first to incorporate Building Information Modeling (BIM) technology to conserve water and energy resources.

*In terms of consumption relative to production and sales, Biopharma includes the Plasma Procurement and Biopharma business units, which together would be comparable to the former Bioscience Division.

CONTENTS 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 8 Financial performance 9 About this report 2022 Consolidated Directors’ Report · 141 Improving the quality of discharged water Construction of a new anaerobic treatment plant with UASB technology (Upflow Anaerobic Sludge Bed Reactor) was completed at Biopharma’s Barcelona complex. This treatment process is carried out in a highly efficient reactor that reduces 85% of the organic pollutant load in the absence of oxygen, with very low energy consumption, generating biogas of renewable origin. Once treated, this biogas is used as fuel for the plant’s steam production boilers, thus reducing natural gas consumption and CO2 emissions into the atmosphere. This facility will double the plant’s current wastewater treatment capacity in order to reduce the current final discharge parameters or maintain them in the event of production increases. At Biopharma’s North Carolina facility, a new wastewater treatment plant is in the process of being validated. This uses membrane bioreactor (MBR) technology and a sludge treatment line to improve discharge parameters. This plant, which will begin operating in 2023, is set to treat between 3,500 and 7,000 m3/day to serve the facility for the next 15 years. Wastewater and discharge management Grifols adheres to all applicable national and local regulations and permits regarding the disposal and treatment of wastewater at its installations. All wastewater is sent to local sewage systems, where it is treated by municipal or regional facilities. Grifols’ industrial plants pre-treat the water to suitably purify it before its disposal, and all are located in areas where the local authorities monitor water discharge. Manufacturing plants with environmental management systems and/ or certified companies have instructions on how to prevent, control and monitor the quality of wastewater. Commercial offices and warehouses discharge wastewater into the municipal sewage system. In 2022, 2.3 million m3 of wastewater was discharged to public sewers. In U.S. plants, stormwater is conveyed to public waterways, including the Los Angeles River, the Neuse River and San Francisco Bay. Approximately 23% of water is consumed in auxiliary processes -such as cooling towers- or incorporated into the product, while 77% is discharged to the sewer. In 2022, the Barcelona and Clayton (North Carolina) facilities treated 873,892 m3 of wastewater using biological systems prior to discharge, representing 37% of total discharge and an improvement over 2021. Projects are underway to expand these treatments at both plants, as set out in the 2020-2022 Environmental Plan. In water-stressed areas, the distribution of discharges corresponds to water consumption, with no significant variations from previous years. Chemical Oxygen Demand (COD) is the most significant discharge parameter in Grifols plants. This is defined as the amount of organic and inorganic matter susceptible to oxidation. In 2022, 2,525 tons of COD were discharged, most of which corresponded to Biopharma’s production facilities. In addition, 357 tons of suspended solids were discharged. Grifols does not work with genetically modified organisms or with products capable of generating persistent organic compounds, and consequently, generates no discharge of this nature. The contribution of nitrogen or phosphorous to the wastewater is insignificant since it comes mainly from sanitary and non-production-related discharges. In 2022, Biopharma’s facilities in Barcelona were fined € 750 for exceeding one of the established discharge parameters. 23% water incorporated into the product and used or consumed in auxiliary processes 77% is discharged to the sewers Total water discharge 2,3 M m3 -4,2% 48% of Biopharma’s wastewater is treated prior to being discharged -8% COD discharge and -17% suspended solids discharge

2022 Consolidated Directors’ Report · 142 Waste Grifols’ waste management strategy prioritizes waste prevention and reduction, and favors waste recovery over landfill or incineration. The company remains committed to waste management treatments with recycling initiatives, anaerobic digestion and material and energy recovery. Recycling 31% Landfill 29% Anaerobic digestion and other methods* 14% Other options 20% Compost 5% Reused 1% El m i n i a ted Rec o v e red 49% 51% WASTE RECOVERED 22,751 metric tons 51% of the total waste generated Grifols reduced the total waste sent to landfill, which now stands at 29%. The industrial facilities generated 20,310 tons of waste, of which 74% is waste recovered (reuse, recycling, composting, energy recovery or by-products). The volume of waste at other facilities such as donation centers and offices amounts to 24,644 tons, 31% of which is recovered. *Including anaerobic digestion, other methods with energy recovery and by-products

CONTENTS 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 8 Financial performance 9 About this report 2022 Consolidated Directors’ Report · 143 We prevent 99% of our waste from reaching landfills Biopharma’s industrial facilities in North Carolina avoid 99% of waste from reaching landfills and uses incineration with energy recovery for a maximum of 5% of its waste. It therefore maintains the highest rating in the “Zero Waste to Landfill Gold Operations” certification. The facilities in Spain have made headway in waste recovery by changing the final destination of a large part of general waste, which is currently managed as solid recovered fuel. All recoverable waste fractions are now managed separately, and only waste that cannot be recovered or recycled due to its composition and applicable legislation is sent to landfill or incinerated. This change has reduced the amount of waste disposed in landfills to 29%, compared to 31.4% in 2021. Waste is sent to authorized waste management companies and regular audits are performed by independent specialist auditors. Medication waste management Most Grifols products are used in hospitals, which have their own recycling and disposal criteria established by local health authorities. Grifols products designed for domestic use are dispensed in pharmacies or by hospital suppliers, each of which has its own procedures regarding the safe collection and disposal of self-injectable devices. Grifols participates in various drug waste management programs. • Spain: the SIGRE program manages the collection of household medicine packaging and waste to ensure it is safely treated to protect the environment. • United States: the Pharmaceutical Product Stewardship Working Group (PPSWG) serves as a platform to organize and present science-based data on safe disposal practices for pharmaceuticals and implements industry efforts to raise awareness of appropriate disposal methods. For medicines that end up not being marketed or returned, Grifols uses waste handlers who separate and classify medicine packaging (paper, cardboard, glass, plastics, etc.) to be recycled by specialized companies. The medicines themselves are disposed of through an authorized waste management company, using incineration methods and incineration with energy recovery. Grifols’ main products are plasma medicines for intravenous or intramuscular administration in healthcare centers. The biological origin of plasma medicines limits their impact on the environment since waste is primarily generated from their containers and packaging, most of which can be recycled. The drug package leaflets indicate the correct waste management practices for country-specific legislation.

2022 Consolidated Directors’ Report · 144 Projects underway Under these programs, several different voluntary projects and activities are carried out throughout the year, aimed at biodiversity protection and for educational purposes. There are currently seven active projects underway: Biodiversity Grifols is firmly committed to protecting biodiversity on its own land through the Grifols Wildlife programs. These include the launch of various initiatives in the Clayton (North Carolina) protected natural area, and the collaboration agreement in the Besòs river basin in Barcelona. The collaboration agreement for the promotion of actions in the Besós River basin in Barcelona for the period 2020-2022 is also still in force. Natural protected area in North Carolina Grifols owns over 121 hectares of forest adjacent to its production facilities in Clayton, North Carolina. This is an ideal habitat for many aquatic and terrestrial species and is certified by the Wildlife at Work and Corporate Lands for Learning programs, both of which were launched by the Wildlife Habitat Council (WHC). Conservation projects* carried out in 2022 include: O Installation and maintenance of bird houses for bluebirds, taking into account their territorial nature. Contributes to favoring the nesting, breeding and shelter of this native species. O Protection of an extensive wooded area adjacent to the Grifols facilities as a habitat for wildlife, which was land earmarked for development, maintaining it as a recreational area for environmental education for the workforce. In 2022, bridges were repaired and made accessible for disabled users; the trails were cleaned and generally maintained; and invasive plant species were controlled and removed. Contributes to preserving forest-dependent fauna, plant diversity, and eliminating invasive species in the area. O Continuation of the internship program for students at North Carolina State University (NCSU) to supervise and manage the Grifols Wildlife Habitat Area, a unique space for environmental and conservation internships. Interns are responsible for coordinating projects related to habitat (forest, prairie, wetlands, etc.) and species (pollinator gardens), as well as monitoring and designing improvement initiatives. Internships have been evaluated since 2020 and are supported by Grifols personnel. Contribution in 2022: 380 hours of student time. O Management of prairie flora and fauna, including the installation of nesting boxes for bluebirds and bats and the elimination of non-native plant species. Contributes to preserving dependent fauna, plant diversity in the area and eliminating invasive species. O Improvement and maintenance of a pollinator garden for the development of five active beehives. In 2022, a small fence was placed around the garden, and a solar pump and hoses installed. Contributes to fauna and plant diversity in the area. O Around 30 Grifols employees were trained in the care of bees and beehives. Contributes to raising awareness and maintaining diversity. O Drainage of the wetland to prevent the possible breach of a listed “high risk” dam, which would have released water and sediment into the nearby stream and forest, leading to animal deaths and the disturbance of the flora and fauna. The dam was breached and the pond will be allowed to return to a natural state. *Main actions carried out for each of the programs. Bluebird Boxes Avian Clayton WHC forest area Forest Internship program Formal learning Clayton WHC meadow Grassland Clayton WHC pollinator garden Landscape Clayton WHC bee training for employee Training Clayton WHC wetlands and waterbodies of water Wetlands and water bodies We conserve 121+ hectares, equivalent to 150+ football fields

CONTENTS 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 8 Financial performance 9 About this report 2022 Consolidated Directors’ Report · 2022 Consolidated Directors’ Report · 145 Besòs river basin in Barcelona In 2019, Grifols signed a collaboration agreement with the RIVUS Foundation to fund two lines of research and support conservation and environmental education projects in river systems over a three-year period from 2020-2022. Several projects were launched in 2022, including research studies to monitor the otter and fish at the RIVUS Observatory, and environmental education, communication and training initiatives. Otter monitoring In 2014, images of an otter were captured in the Tenes River. Shortly thereafter, Grifols signed a collaboration agreement to carry out more research on this species in the Besòs and Tordera river basins. Both rivers are considered the last frontiers of expansion and recovery of the otter in Catalonia after practically disappearing at the end of the last century. Over the last two years, the project has reached its core objective: otters have reproduced in both basins for the first time since becoming extinct in the region. By 2022, seven otter families had been sighted, with an estimated population of at least 34 otters between both basins. The large volume of data and the knowledge generated since the project’s inception has allowed for more in-depth research on otter population trends and dynamics. In 2022, research began to identify the necessary preservation spaces and habitat elements to conserve otter populations and their ecological community for the long term. Fish monitoring Fish are excellent bioindicators of the quality of river systems, and electrofishing is the primary research method used to study their populations. The RIVUS Observatory is one of the few long-term monitoring organizations for Iberian inland fishes. This monitoring is exceptional in Spain in terms of length of the time series and breadth of the taxonomy groups in question. Sampling was carried out throughout 2022 at 22 stations (12 in the Besòs basin and 10 in the Tordera basin), including three annual campaigns covering spring, summer and autumn seasons. The data collected will advance knowledge of fish communities in both areas and provide continuity for their monitoring. Education, promotion and communication In addition to promoting research and initiatives on otters and fish species, Grifols also participated in various environmental education, promotional and communication activities, including the production of audiovisual material, multimedia awareness campaigns, promotional materials, and teaching sessions in academic institutions, universities and conferences.

2022 Consolidated Directors’ Report · 2022 Consolidated Directors’ Report · 146 Financial performance Strengthening our position 8

We are growth Our Top Priorities Milestones in 2022 We are a global healthcare company with strong fundamentals and a clear vision to further strengthen our position in the future. We remain committed to boosting our financial performance to continue creating value and leveraging our multiple strengths, business opportunities and Biotest synergies, all pillars of our sustainable and long-term growth strategy. Biotest Capture market opportunities Debt reduction Financial discipline and cost control Operational excellence Robust and sustainable revenue growth Notable upswing in plasma donations +12.4% cc1 +25% Deleveraging Liquidity position 7.1x €1.6Bn Positive evolution of plasma cost per liter Limited exposure to interest rate hikes (1) Operating or cc excludes rate fluctuations over the period

GRIFOLS 2022 Consolidated Directors' Report · 148

Committed to value creation

The execution of our strategic plan and new roadmap make us stronger as a company and prepare us to take on new challenges. We remain committed to bolstering our financial performance and creating shareholder value.

Top priorities	Enablers
Performance Culture **Efficient, effective, data-driven, agile and decisive organization**	• Emphasis on planning and execution to boost operational performance • Enhanced accountability • Streamlined, leaner and more cost-effective organization
Improve Cash Flow and Expense Profile **Financial discipline and cost control**	• Initiatives to drive down plasma cost per liter while collecting optimal volume • Lower fixed costs through greater efficiencies, capacity optimization, and strategic use of technology and data • Focus on working capital and CAPEX
Debt Reduction **Deleveraging balance sheet**	• Evaluation of diverse levers • Alternatives under consideration to optimize the broad base of global assets • Equity issuance is not favored at the valuation implied by the current trading price
Capture Commercial Opportunities **Untap further value from product portfolio**	• Significant opportunities to expand key existing products including SCIG, alpha-1, etc. • Robust innovation pipeline to widen the commercial portfolio in the mid-term
Biotest **Solid plan to realize substantial value**	• Focus on approvals and launches of novel proteins • New Biopharma leader with solid launch and commercialization experience • Significant opportunities to capture synergies and further expand margins







ENHANCING TRANSPARENCY AND COMMUNICATIONS

REMAINING CONSISTENT TO CORE VALUES AND SUSTAINABILITY

GRIFOLS 2022 Consolidated Directors' Report · 149

Significant revenue growth

	Grifols	Biotest	Combined[1]
Revenue	**5,703**	**361**	**6,064**
% variation	+15.6%	-	+22.9%
% variation cc[1]	+5.1%	-	+12.4%
Gross margin	**2,141**	**90**	**2,232**
% margin	37.6%	24.9%	36.8%
Operational expenses	1,455	97	1,552
% variation cc[1]	+4.6%	-	+4.6%
EBITDA	**1,198**	**23**	**1,221**
% margin	21.0%	6.4%	20.1%
EBITDA adjusted	**1,174**	**73**	**1,247**
% margin	20.6%	20.2%	20.6%
Group profit	**224**	**(16)**	**208**
% variation	+18.6%	(16)	+10.4%

Strong revenue growth driven by the upward sales trend of Biopharma's main proteins, thanks to higher plasma donations, favorable exchange rates, product mix and pricing, and the notable contribution of Biotest.

Gross margin continues to be impacted by the high cost per liter of plasma in the first half of 2022 due to increased donor compensation and labor costs.

Gross margin performance also affected by the discontinuation of sales of COVID and mandatory Zika tests.

Higher EBITDA profitability thanks to improved operating leverage, cost savings and R+D project prioritization, offsetting inflationary pressures.

Profit impacted by high financial costs.


GRIFOLS

CONTENTS
1 About Grifols
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

GRIFOLS 2022 Consolidated Directors' Report · 150

Our business unit contribution

Positive performance of Biopharma

Strong performance of main proteins following the recovery of plasma donations, robust underlying demand and price increases

TOTAL REVENUE

€5,005 M

+31%

20% cc

GRIFOLS

€4,644 M

+22%

+10% cc

BIOTEST CONTRIBUTION

€361 M

IMMUNOGLOBULINS

+13.3%

55-60% of revenue

- Strong performance of IVIg thanks to an upswing in plasma donations, allowing Grifols to respond to rising demand
- SCIg continues to gain traction and report higher demand

ALBUMIN

+4.9%

10-15% of revenue

- Higher demand in Asia Pacific region driven by China
- The launch of albumin in a flexible bag continues to enhance the product mix

ALPHA-1 & SPECIALTY PROTEINS

+6.9%

25-30% of revenue

- Favorable alpha-1 customer mix, higher demand and price increase
- Robust demand for Hypers, VISTASEAL™ and TAVLESSE®
- Strong HyperRAB sales growth

Commercial milestones in 2022

German market launch of Yimmugo®, Biotest's new-generation intravenous immunoglobulin


Yimmugo

Market expansion of TAVLESSE® in Norway and the Czech Republic, and endorsement of UK health authorities (NICE)


Tavlesse
100 mg
Film-coated tablets
fostamatinib
GRIFOLS

Launch of the biological sealant VISTASEAL™ in Canada, Italy, Switzerland, Estonia, Latvia, Lithuania and Australia

GRIFOLS 2022 Consolidated Directors' Report · 151

CONTENTS
1 About Grifols
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

Plasma as a priority

INCREASE IN VOLUME

+25%
vs 2021

U.S.

+26%

PLASMA CENTERS

390+

IMPROVEMENT IN COST

COST PER LITER (CPL)


-10%
Q422
Jun 21
Dec 22

DONOR COMMITMENT COMPENSATION


-20%
Q422
Jun 21
Dec 22

Note: Base 100: Q2'22; 3M average moving trend. Figures comparing Q4'22 average vs. July"22 (U.S. data)

Various factors led to higher plasma volume

- More than 10% increase (vs 2019) in the number of unique plasma donors to more than 920.000 and a higher frequency of donations.
- Donations resumed at the U.S. border. Mexican donors with B1-B2 visas were able to donate again in September. Upside potential to double plasma volume collections at these centers.
- Deployment of new more efficient plasmapheresis equipment.
- Enhanced donor experience through better use of technology, including digital marketing initiatives.

Several measures helped improve the plasma cost per liter

- Optimized compensation to donors for their time.
- Improved operating costs, including greater efficiencies in plasma centers.
- Streamlined organizational structure for plasma collection: more agile, efficient and results oriented.
- Closure and consolidation of underperforming plasma centers (around 25 centers).

GRIFOLS 2022 Consolidated Directors' Report · 152

Diagnostic

Higher sales of blood typing solutions and developments in China partially offset the end of one-off sales of COVID and mandatory Zika screening tests

TOTAL REVENUE

€671 M

-14%

-20% cc

NAT TECHNOLOGY

-32.4%

Excl. COVID and Zika

-9.4%

55-55% of revenue

- Impact following the end of COVID and Zika tests sales
- Upward trend in Asia (India, China and Malaysia) and the Middle East, along with an upturn in plasma and blood donations

BLOOD TYPING SOLUTIONS

+16.9%

25-30% of revenue

- Notable growth in all countries, especially the U.S. and Mexico
- Sales uptick of gel cards in EMEA

RECOMBINANT PROTEINS

-6.1%

15-20% of revenue

- Sales decline due mainly from a joint business collaboration on a new R+D project


GRIFOLS
DG Gel ABO/Rh (2D)

Commercial milestones in 2022

U.S. authorization for AlphaID™ At Home, a free service to detect the genetic risk of developing alpha-1 deficiency. Market launch in Q2'23

U.S. launch of new DG Gel 8 card for blood group typing and irregular antibody research

CE mark for Procleix Plasmodium, used to detect the presence of this malaria-transmitting parasite in whole blood, and Promonitor Quick ADL, used to measure levels of the biologic drug adalimumab in whole blood

GRIFOLS 2022 Consolidated Directors' Report · 153

Bio Supplies

Significant contributions from Access Biologicals and third-party hyperimmune plasma sales

TOTAL REVENUE

€146M

+26%

+13.2% cc

BIO SUPPLIES BIOPHARMA

+7.9%

55-55% of revenue

- Upturn driven by cell culture medium following the Access Biologicals acquisition, in addition to intermediary products
- Partially offset by lower sales of drug products

BIO SUPPLIES DIAGNOSTIC

+52.7%

25-30% of revenue

- Increased demand for plasma for diagnostics and contributions from Access Biologicals
- Higher performance of blood products driven by Access Biologicals acquisition and upswing in plasma donations

HYPERIMMUNE

-4.2%

20-25% of revenue

- Lower sales following contract terminations



CONTENTS
1 About Grifols
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

2022 Consolidated Directors’ Report · 154 Stronger balance sheet TOTAL ASSETS CASH POSITION EQUITY €21,180.5 M +10.1% 2021: €19,233.8 M €548 M €8,207.2 M +12.2% 2021: €7,317.1 M Inventory control, collection and payment periods Inventories increased to EUR 3,202.4 million, with a turnover of 299 days (278 days in December 2021) because of the higher cost per liter of plasma and higher donation volumes. Average collection and payment periods remained stable at 31 days (32 days in 2021) and 53 days (58 days in 2021). Average payment period of 69.7 days to suppliers of the Spanish companies in the Group, similar to the previous year (68.3 days). Operational improvements and cost savings plan Announced in 2023, this plan is designed to reduce the cost base, improve operating cash flow and boost financial performance. Annualized cost savings of EUR 400 million are expected relative to 2022. Most savings will stem from measures implemented in the fourth quarter of 2023. Roughly EUR 100 million will be recognized in 2023 due to Grifols’ inventory cycle and implementation schedule, although most will be reflected in the 2024 income statement. A solid balance sheet with investments already made EUR 21,180 million at December 31, 2022 compared to EUR 19,234 million at December 2021. Grifols’ strategic investments in recent years to boost plasma procurement and accelerate innovation played a critical role in strengthening its growth. The company currently operates under a long-term business plan, with no need for additional capital. Optimized working capital management for solid financial health Optimized management of working capital remained a core lever to bolster the company’s financial strength. At December 31, 2022, Grifols had a robust liquidity position of EUR 1,570 million, including a cash position of EUR 548.0 million and EUR 1,014 million in undrawn lines of credit. Equity At December 31, 2022, shareholders’ equity amounted to EUR 8,207.2 million. Grifols share capital is represented by 426,129,798 ordinary shares (Class A), with a nominal value of EUR 0.25 per share, and 261,425,110 non-voting shares (Class B), with a nominal value of EUR 0.05 per share. Grifols ordinary shares (Class A) are listed on the Spanish stock market and form part of the IBEX-35 (GRF). Non-voting shares (Class B) are also listed on the Spanish stock market (GRF.P) and on NASDAQ (GRFS) through ADRs (American Depositary Receipts). As announced in September 2021 following the Biotest acquisition agreement, the company will refrain from distributing cash dividend payments until its debt ratio is below 4x/EBITDA. Our commitment to sustainable growth is clear

GRIFOLS 2022 Consolidated Directors' Report · 155

CONTENTS
1 About Grifols
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

Liquidity and capital resources

Debt leverage ratio falls to 7.1x and liquidity position stands at €1.6 Bn

Cash flow from operating activities

In 2022, net cash flows from operating activities totaled EUR -10.9 million (EUR 597 million in 2021), due largely to a EUR 942 million increase in inventory levels to EUR 3,201 million resulting from the higher cost per liter of plasma and upsurge in plasma donations. This context also affected working capital, which fell by EUR 609 million. Operating cash flows are expected to increase thanks to the cost savings plan announced at the onset of 2023.

Cash flow from investment activities

Net cash flows for investment activities totaled EUR -1,978.8 million. The most significant operations were the Biotest acquisition, execution of the call option to acquire the remaining 51% share of Access Biologicals capital, and EUR 297.8 million allocated to capital investments. CAPEX focused mainly on new Biopharma manufacturing facilities, including the new albumin plant in Dublin; the upgrade of the Montreal (Canada) plasma fractionation, immunoglobulin purification and albumin plants; and several IT and digitalization-related projects.

Cash flow for financing activities

Cash flow from financing activities decreased to EUR -173.5 million due primarily to debt repayment.

Capital resources and credit ratings

At December 31, 2021, Grifols' net financial debt totaled EUR 9,191.3 million, excluding the impact IFRS 16[1].

The company actively worked to reduce its leverage ratio in 2022. The net financial debt to EBITDA ratio stands at 7.1x, below the 7.9x estimated for the year.

Grifols continues with its plans to divest non-strategic business lines and contain operating expenses. In this regard, it recently announced the rollout of a new operational improvement plan for 2023 including a cost savings initiative of EUR 400 million annualized[2].

The company also worked to optimize its financial structure in 2022, with nearly 65% of its debt linked to a fixed interest rate at the close of this report. Grifols' financial structure is limiting the impact of interest rate hikes, although it has no significant debt maturities before 2025 or financial covenants.

The company aims to further boost its position and respond to the needs of the current environment through a long-term growth strategy focused on maximizing efficiency and effectiveness. Grifols will continue to monitor potential impacts on its operations and take all necessary mitigation measures.

Current Credit Ratings	Fitch	Standard & Poor's	Moody's
Corporate rating	BB-	B+	B1
Senior secured debt	BB+	BB-	Ba3
Senior unsecured debt	B+	B-	B3
Outlook	Stable	Stable	Negative

(1) As of December 31, 2022, the impact of IFRS 16 on debt totaled EUR 1.016,9 million.

(2) Estimated savings compared to 2022 GAAP before inflationary impacts. Approximately EUR 100 million of savings will be recognized in the 2023 income statement, and most of the cost savings annualized in the 2024 income statement.

2022 Consolidated Directors’ Report · 156 CAPEX and industrial activity In 2022, Grifols continued to make progress on its capital investment, with a focus on expanding and improving its business units’ production facilities. The company allocated EUR 297.8 million to CAPEX in 2022 (EUR 280.9 million in 2021), enabling it to undertake and complete its planned investments. Grifols’ main industrial investments had already been made by the end of 2022, with plans to maintain strict discipline in capital resource allocations moving forward. United States · New fractionation plant · +6 million liters of plasma per year Start-up of the new plasma fractionation plant in North Carolina, with a capacity to fractionate 6 million liters of plasma per year. Also under way is the construction of the world’s first sterile purification, dosing and filling plant of immunoglobulin in a flexible container, expected to open in 2023 and produce a capacity of 6 million liters of plasma equivalent. Ireland · New albumin purification plant In Dublin, Grifols inaugurated its new sterile purification, dosing and filling plant for albumin in a flexible bag, which will triple the company’s annual filling capacity in this format. The plant features the latest eco-efficiency technologies to conserve energy and water, testament to Grifols’ industry-leading design and engineering. Spain · Construction continues on the fibrin and topical thrombin plant In 2022, Grifols continued to advance on the construction of its fibrin and topical thrombin adhesive production plant in Barcelona. Once completed, the facility will expand Grifols’ production capacity by up to 3.3 million liters of plasma equivalent per year. Canada · Improvement of fractionation and purification facilities Work continues on upgrades to Grifols’ Quebec (Canada) industrial complex, which includes a fractionation plant with an annual capacity of 1.5 million liters of plasma and two purification plants. New production plants + More details on Grifols’ partnerships with Canada and Egypt in the chapter “Commitment to Donors and Patients” . ACQUISITIONS AND CORPORATE TRANSACTIONS Acquisition of Access Biologicals remaining capital Grifols executed its call option, signed in 2017, to acquire the remaining 51% of Access Biologicals capital. The transaction will help drive the growth of Bio Supplies by reinforcing and expanding its portfolio of biological products, while boosting Grifols’ standing as a reputed supplier of biological products for in-vitro diagnostics, cell cultures and diagnostic R+D solutions. Divestments Grifols remained committed to its financial discipline plan, including the divestment of non-strategic assets. In July 2022, it sold in cash all assets of its subsidiary Goetech LLC, whose trade name is MedKeeper, for USD 100 million. As part of its operational improvement plan, the company closed 18 underperforming plasma donation centers in the fourth quarter of 2022 out of the total 25 it plans to sell or consolidate. Through these measures, Grifols aspires to optimize the cost structure of its plasma donation centers, as well as make them more efficient and accessible for donors.

GRIFOLS 2022 Consolidated Directors' Report · 157

CONTENTS
1 About Grifols
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

Biotest, a strategic acquisition

The Grifols-Biotest collaboration will increase the availability of plasma-based therapies for patients around the world

On April 25, 2022, Grifols announced the closing of its acquisition of all shares in Tiancheng (Germany) Pharmaceutical Holdings AG, a German company that controlled 89.88% of Biotest AG ordinary shares and 1.08% of preferred shares. Following the transaction, Grifols now controls 97.13% of Biotest AG voting rights and holds 70.18% of its share capital.

Grifols' strategic acquisition of Biotest AG will wield numerous benefits, helping the company expand and diversify its plasma supply; strengthen its operations and revenue in Europe, the Middle East and Africa; and bolster its economic performance.

Grifols boosts its position as the first European company in the industry to

- Complementary capabilities: operational, industrial and scientific
- Creation of the largest private European network of plasma centers with 91 centers: 33 Biotest and 58 Grifols
- Leadership in fractionation capacity: 20+ million liters plasma/year
- Improved profitability and revenue per liter of plasma
- Increased revenue and margins from 2024 through new product launches
- Complementarity and acceleration of R+D pipeline
- Enhanced geographical balance in plasma supply and income
- Greater availability of plasma therapies for the benefit of patients

TIMELINE OF THE BIOTEST INVESTMENT

September 2021

- Grifols agrees to acquire the entire share capital of Tiancheng (Germany) Pharmaceutical Holdings AG for EUR 1,100 million. This company holds 90% of Biotest AG ordinary shares and 1% of preferred shares.
- Grifols launches a tender offer to all shareholders to acquire Biotest's outstanding ordinary and preferred shares for EUR 43 and EUR 37, respectively.

October 2021

- Bundesanstalt für Finanzdienstleistungsaufsicht ("BaFin"), the German federal financial supervisory authority, approves Grifols' offer document stipulating the terms and conditions of the voluntary public tender offer, launched to all Biotest AG shareholders.
- Grifols closes a EUR 2,000 million bond issue in record time to finance the Biotest operation.

January 2022

- At the end of the tender offer acceptance period, Grifols holds over 96% of the voting rights and 69.7% of the share capital.
- The OPA put period for the outstanding ordinary shares (with voting rights) ends on April 21, 2022.

April 2022

- On April 25, 2022, Grifols closes the acquisition of all the shares of Tiancheng (Germany) Pharmaceutical Holdings AG.
- Upon completion of the takeover bid and acquisition of Tiancheng (Germany) Pharmaceutical Holdings AG, Grifols controls 97.13% of Biotest AG voting rights and 70.18% of its share capital.

2022 Consolidated Directors’ Report · 158 Additional information Treasury stock Details of treasury stock operations during the 2021 fiscal year are included in the consolidated financial statements at the end of this report. As of December 31, 2022, Class A treasury shares totaled 3,944,430 and Class B treasury shares totaled 5,199,784 shares. Public grants The public grants received correspond largely to employee-training and job-creation initiatives. Thousands of euros Subsidies Spain 464 United States 1,251 Corporate Governance Annual Report Grifols 2022 Annual Corporate Governance Report forms part of the Consolidated Directors’ Report. It is available online on Grifols’ corporate website and the Comisión Nacional del Mercado de Valores (Spanish Stock Exchange Commission) site from the date of publication of Grifols’ consolidated financial statements. Annual Directors’ Remuneration Report Grifols 2022 Annual Directors’ Remuneration Report forms part of the Directors’ Report. It is available on both the CNMV and Grifols websites from the date of publication of the consolidated annual accounts.

2022 Consolidated Directors’ Report · 159 CONTENTS 1 About Grifols 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About Grifols 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 9 About this report Subsequent events On 15 February 2023, the Group announced a comprehensive operational improvement plan with significant cost savings. The plan includes the optimization of plasma costs and operations, streamlining corporate functions, and enhancing other efficiencies across the organization. It also includes a workforce optimization to be implemented in 2023 that will affect approximately 8% of the company’s employees, primarily in the U.S. plasma operations. The Group estimates one-time restructuring charge of approximately EUR 140 million to be accrued in the first quarter of 2023. Grifols’ foreseeable evolution Grifols is a large consolidated company with robust fundamentals and a clear vision to strengthen its position moving forward. In the coming years, its strategic road map centers on: efforts to drive corporate growth, in which increased competitiveness will continue to play a pivotal role; innovation, with a strong focus on developing a differentiated product portfolio; customer orientation to effectively respond to the evolving needs of patients and healthcare professionals; continued global expansion; solid human resources policy based on ongoing talent development, continuous training, and the development of transversal initiatives and teams; and promoting sustainability to continue reinforcing a long-term business model that integrates and promotes environmental, social and corporate governance (ESG) issues. As part of this process, the company carried out an in-depth analysis of its business areas and functions to discern where it could achieve greater organizational efficiencies and profitability. In this way, it aspires to not only bolster its financial performance, but amplify its agility and response capacity. The result is a wide-ranging operational improvement plan to be implemented by 2023 along three core dimensions: 1) Plasma collection, including reorienting its U.S. plasma operations to promote a more efficient, modern, reliable and accessible network of plasma collection centers for donors. Grifols will consolidate and relocate some of its U.S. plasma donation centers, and close underperforming sites. In parallel, the company is working on forging a digital plasma-collection ecosystem to eliminate bottlenecks and offer donors a quicker and more agile service to enhance the donor experience. It also plans to streamline plasma-collection organizational structure to make it more agile, efficient and results-oriented. The company believes the cumulative effect of these changes will contribute to reducing donor compensation. 2) Restructuring of corporate functions to optimize and simplify reporting structures, automate workflows, consolidate suppliers, implement shared services across all business units and, in some cases, eliminate duplicate positions. 3) A general operational efficiency initiative focused mainly on global purchasing, logistics and optimization of office space (non-industrial). Grifols continues to make inroads on its long-term sustainable growth strategy, focused on improving its cash flow and expense profile, reducing debt, capturing new sales opportunities, fully exploiting Biotest synergies, and streamlining its organizational structure. In addition, it continues to evaluate alternatives to reduce its debt level.

2022 Consolidated Directors’ Report · 160 Taxes in 2022: contributions, principles and good practices Grifols’ fiscal commitment Grifols is committed to promoting economic, social and industrial development by complying with the tax laws in its countries of operation and paying its fair share in jurisdictions where it creates value. The company’s corporate structures are based on commercial and industrial bases and aligned with its business activity. The company does not operate in territories qualified as tax havens. Grifols’ Tax Policy establishes the principles governing its fiscal management. As a core component of Grifols’ corporate responsibility, the Board of Directors oversees all taxation issues, approving and regularly monitoring the Group’s tax policy to ensure alignment with its current business context and staunch commitment to sustainability. Grifols’ senior management is responsible for developing the tax strategy and tax compliance framework under the supervision of the Board of Directors. Nonetheless, its implementation may entail other corporate areas involved in routine and non-routine tasks. The company does its utmost to develop cooperative relationships with tax authorities grounded in respect, transparency and mutual trust. To this end, on October 26, 2018, Grifols’ Board of Directors adhered to Spain’s Code of Good Tax Practices, evidence of its unequivocal commitment to transparency, good faith and cooperation. Grifols regularly provides information on its tax strategy and taxes paid. In addition, it communicates and outlines taxation-related disputes and possible litigation in its Consolidated Financial Statements and informative reports submitted to market regulators. Governance Grifols’ Board of Directors approves the Risk Management Policy, which outlines the basic principles and general framework to identify, evaluate, control and manage all types of risks, including tax risks, faced by the company and its subsidiaries. The Audit Committee supervises the efficiency of the company’s internal control, internal audit and risk management systems, including tax risks, and periodically reviews the internal control and risk management systems to ensure that the main risks are adequately identified, managed and reported. The Internal Audit Department assists the Audit Committee by: O Guaranteeing adequate risk-management processes and risk assessment O Assessing risk-management processes, including oversight of controls and procedures The Corporate Risk Committee oversees the leadership’s responsibilities in terms of risk assessment, management and control risks, and integrates robust risk-management processes throughout the organization. Legal compliance Grifols strictly complies with the tax legislation in its countries of operation and with the OECD Guidelines for Multinational Enterprises. In the U.S., the company complies with, subscribes to and reports on the Tax Control Framework Questionnaire (2019) prepared by the U.S. Treasury Department. This initiative complements the OECD Model Control of Tax Risks standard by including a self-assessment mechanism to cover the essential elements in the tax risk management and control system. The principles of Grifols’ risk management and control system are subject to tax risks, which fall under the category of legal and regulatory risks. Grifols recognizes the vital role of taxes in driving social progress

GRIFOLS 2022 Consolidated Directors' Report · 161

Tax contribution

Grifols' transparency is reflected in its forthright detailing of taxes generated from three different areas: (1) contribution per tax type, (2) distributed tax value and (3) taxes per geographic area. The company uses the PwC Total Tax Contribution methodology (hereinafter referred to as TTC) to measure the total impact of its tax payments.

This method aligns with the OECD approach, which emphasizes the critical role of businesses in global tax systems, both as taxpayers (taxes borne) and third-party tax collectors (taxes collected). Grifols analyzed and categorized its TTC in its five main countries of operation, Spain, the United States, Ireland, Germany and United Kingdom, as follows:

- **Profit taxes:** taxes on profits earned by companies such as corporate income tax, business tax and taxes withheld on payments to third parties
- **Property taxes:** taxes on the ownership, sale, transfer or occupation of property
- **Employment-related taxes:** both paid and collected, which include employee income tax withholdings or social security payments made by both the employee and the company
- **Taxes on products and services:** these consider indirect taxes on the production and consumption of goods and services, including VAT, customs duties, etc.
- **Environmental taxes:** taxes on the supply, use or consumption of products and services deemed to affect the environment

TOTAL TAX CONTRIBUTION AND TYPE

Maintaining the balance
between taxes borne and taxes collected


51% taxes collected
49% taxes borne

Source: PwC

TOTAL TAX CONTRIBUTION

€719 M
+29%
€556 M in 2021

Balance maintained
between taxes borne and collected

Taxes borne increase by
68% to **€366 M**
and taxes collected by **4%** to **€353 M**.

Notable increase in corporate income tax.

Capital gains tax represents **43%** of taxes paid

68% of taxes* are employment-related:
47% of taxes borne and
90% of taxes collected.

TOTAL TAX CONTRIBUTION RATIO

Grifols paid €43 in taxes for every €100 of profit

maintaining the ratio in 2022 vs 2021


85%
15%

Source: PwC

CONTENTS
1 About Grifols
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

GRIFOLS 2022 Consolidated Directors' Report · 162

Tax value distribution

Grifols' various activities generate direct and collected taxes, paid to global tax authorities. In general, these highly integrated activities can be classified into net interest, wages and salaries, taxes (borne and collected) and shareholder value.

The distributed tax value (DTV) ratio shows the percentage of the total value generated by Grifols allocated to pay taxes borne and collected from Public Administrations.


Taxes borne
14%
10%
Taxes Collected
15%
13%
Wages and salaries net of taxes collected
40%
51%
13%
18%
Shareholder value
11%
15%
Net Interests

DTV increases by 7%

rises from 25% to 27% globally

That is, **27% of Grifols' value creation** was paid to the public treasury through taxes borne (14%) and collected (13%).

Out of every €100 of value generated in 2022, Grifols paid €27 in taxes.

Contribution by geographic area

Grifols' tax policy establishes a responsible approach to ensure good tax practices, embracing principles consistent with those set forth in OECD Guidelines for Multinational Enterprises (2011). It expressly states that Grifols has no presence in territories classified as tax havens, and that its business transactions with third parties in these territories or any other territories form part of its ordinary business activity.

Grifols is taxed on the profits generated in each country it operates. Spain, the United States, Ireland, Germany and United Kingdom account for more than 70% of the Group's global revenue, and its main industrial and R+D+i facilities are primarily located in these countries.

THOUSANDS OF EUROS	Profit*	Taxes paid**	Total tax contribution***	%
Spain	30.0	8.0	175.1	62%
United States	308.4	85.3	446.1	24%
Ireland	87.8	11	49.7	7%
Germany	(10.4)	6.5	44.6	6%
Rest of the world	15.8	6.8	N/A	

* Profit after tax in 2022, excluding dividends and impairments or disposals in Group Companies.
** Net tax payable for 2022.
*** Exchange rate used 1,0591 euro/dollar.

TAX CONTRIBUTION ACCORDING TO GRIFOLS' OPERATIONS


IRELAND
8%
Distributed tax value 19%
UK
72%
Distributed tax value 53%
U.S.
40%
Distributed tax value 25%
GERMANY
69%
Distributed tax value 44%
SPAIN *
3,216%
Distributed tax value 32%

* In Spain, the tax contribution ratio is distorted as a result of the negative pre-tax result in 2022. While this situation generates a negative accounting result, it does not affect the payment of taxes. This decline is considered non-deductible for tax purposes, hence, does not affect the Group's taxable income in Spain. Excluding its impact, Grifols' tax contribution ratio in Spain would be close to 100%, representing an increase over 2021.

GRIFOLS 2022 Consolidated Directors' Report · 163

Grifols' tax policy

- **Tax compliance is a pillar of Grifols' economic contribution and social commitment**. Its policy on compliance and good practices in fiscal matters is publicly available on its website. The payment of required taxes fully aligns with the economic activities in all jurisdictions where the Group operates.
- **Grifols does not operate in territories classified as tax havens.** and its business transactions with third parties based in these or any other territories form part of its ordinary industrial and commercial activity.
- **Grifols rejects artificially shifting results** to these territories or taking advantage of the information opacity that these territories may offer in line with the taxation principles and recommendations of the OECD's Committee on Fiscal Affairs on international taxation matters. Transparency in tax-related matters is a core principle of Grifols' tax policy.
- **Grifols avoids significant tax risks** through internal information and control systems that enable us to manage tax matters in an orderly and expert manner.
- **Grifols' tax policy is guided by the reasonable and careful interpretation** of the tax regulations in force in each jurisdiction.
- **Grifols consults with reputable independent tax advisors** before making any business decision that may have fiscal impacts.
- **Grifols has a transfer pricing policy** for all transactions with related parties in line with the principles of the main competent organizational bodies. This policy is reviewed annually to avoid any deviation from these principles.
- **Grifols understands and supports taxation** that adequately correlates with the structure and location of its activities, resources, and human resources and the business risks assumed.
- **Grifols does not use artificial structures** unrelated to its activity with the aims of reducing its tax burden or profit sharing.
- **Grifols fosters a cooperative and fluid relationship with tax authorities** based on respect for the law, trust, good faith, reciprocity and cooperation.
- **Grifols collaborates with the competent tax authorities** to seek solutions to achieve certainty and stability in the tax criteria applied by public administrations and to prioritize non-litigious means of resolving disputes.
- **In reflection of its commitment to transparency,** Grifols does its utmost to provide complete information and documentation requested by tax administrations in the shortest timeframe possible.
- On October 26, 2018, Grifols' Board of Directors adhered to the **Code of Good Tax Practices.**

CONTENTS

1 About Grifols
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

About this report Transparent reporting 9

This annual report reflects Grifols’ commitment to transparency, highlighting our continuous efforts to enhance our financial and non-financial performance. We are rigorous Preparation principles Standards Materiality Sustainability Stakeholder inclusiveness Completeness Content Financial Information Non-Financial Information: Materiality, Risk control and management, GRI, SASB, Law 11/2018, SDGs Methodologies: Input&OutPut, Total Tax Contribution, SROI and Gender Pay Gap

2022 Consolidated Directors’ Report · 166 About this report In its commitment to transparency and efficiency, Grifols has prepared its Consolidated Directors’ Report based on the recommendations contained in the “International Integrated Reporting Framework” of the International Integrated Reporting Council (IIRC) and the “International Integrated Reporting Council (IIRC), the “Guidelines for Preparation of the Listed Company Management Reports” of the Spanish National Securities Market Commission. This Report presents Group’s financial and non-financial information which complies with the provisions of current regulations . This report also includes the Statement of Non-Financial Information (see Annex I “Index of context required by Law 11/2018, of December 28, regarding non-financial information and diversity”) also presents the impact of its business on environmental and social issues, as well as on workforce, on human rights and the fight against corruption and bribery, including any measures that may have been adopted to support the principle of equality and opportunity among men and women, non-discrimination and inclusion of the disabled and universal accessibility. This report has been prepared in accordance with the GRI standards, as detailed in Annex II “GRI Content Index”. In addition, the SASB standards referring to the “Biotechnology and Pharmaceuticals” sector have been included, as can be seen in Annex III “SASB Content Index”. In addition, this report shows Grifols’ commitment in relation to its contribution to the Sustainable Development Goals. Annex IV “Index of Grifols’ contribution to the SDGs” contains the list of the SDGs to which it contributes, as well as a detail of the main contributions made in 2022. Given the company’s formal adherence to the United Nations Global Compact, with this report, Grifols complies with the Communication on Progress (CoP). The financial information presented in this report, unless expressly stated to the contrary, coincides with the Consolidated Financial Statements for the year ended December 31, 2022 and should be read jointly with the 2022 Consolidated Financial Statements, which have been subject to an external audit. Some of the financial indicators and ratios are classified as Alternative Performance Metrics (APMs) in accordance with European Securities Markets Authority (ESMA) guidelines. Annex V, “Non-GAAP Measures Reconciliation”, includes the reconciliation between the adjusted figures and those corresponding to IFRS-EU financial information. (1) Among others, the Commercial Code, the Consolidated Text of the Capital Companies Act and Law 11/2018, of December 28, which amends the Commercial Code, the Consolidated Text of the Capital Companies Act and the Accounts Auditing Act with regard to non-financial information and diversity, and which transposes Directive 2014/95/EU into Spanish law with regard to the disclosure of non-financial information.

2022 Consolidated Directors’ Report · 167 CONTENTS 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance Bases for the preparation of the non-financial information statement In compliance with Law 11/2018, of December 28, regarding non-financial information and diversity, Grifols includes its Non-Financial Information Statement (EINF, for its initials in Spanish) in the Consolidated Directors’ Report for the period January 1 to December 31, 2022 as a separate document from the consolidated annual accounts. This report is public and can be consulted on the corporate website www.grifols.com. Grifols has analyzed the materiality of the requirements by Law 11/2018, taking into account the opinion of its main stakeholders. As shown in Annex I, “Index of the contents required by Law 11/2018, of December 28”, the EINF has been prepared taking into the standards of the Global Reporting Initiative (GRI) Standards selected for those requirements considered material for the business. Principles This report has been prepared in accordance with the GRI Standards: Stakeholder inclusiveness: Grifols maintains an ongoing dialogue with its stakeholders. The group is able to effectively address their expectations and interests by anticipating their needs. Context of sustainability: Grifols aspire to contribute to economic, environmental and social progress on local, regional and global levels. Its 2022 performance is contextualized within its countries of operation. Materiality: This report features the corporate issues that had the greatest economic, environmental and social impact, as well as those that could significantly shape stakeholder decisions and evaluations. Completeness: The topics highlighted in this report adequately reflect the group’s most significant social, economic and environmental impacts, and allow stakeholders to assess their effectiveness thro assess their effectiveness throughout the 2022 fiscal year.

2022 Consolidated Directors’ Report · 168 Scope of this report This report covers the period from January 1 to December 31, 2022, corresponding to Grifols’ fiscal year. For the purposes of this report, Grifols S.A. and all its subsidiaries are considered as “Grifols”. The information reported includes all subsidiaries with a shareholding of more than 51%, meaning all companies over which Grifols has control and which are therefore fully consolidated. A list of Grifols subsidiaries can be found in Appendix I of the Consolidated Financial Statements for the year ended December 31, 2022, the main new development is the incorporation of Biotest since May. The information reported for Biotest corresponds to the period from May to December 2022, except for properly indicated exceptions. Performance data for this company, mainly related to human resources and the environment, are presented in separate tables to allow comparability of the rest of the information with previous years. The scope of this report includes all Grifols operations, from procurement (including plasma collection) and manufacturing to commercial subsidiaries. In the sections where historical data appears, figures for the last three years (2020-2022) have been included where available. The historical data presented in this report have not been recalculated to adjust for changes in the scope of consolidation that have occurred in each fiscal year. The only exceptions are the carbon footprint data (Scope 3) which has been recalculated for 2021 to include the same scope as in 2022. Also, due to the reorganization of the company, the business units in 2022 do not correspond to the divisions in which the information was broken down in previous reports. In the following table you can see the correspondence where information is reported broken down by unit, historical data has been recalculated. Business units 2022 Correspondence with former divisions Plasma procurement Bioscience Biopharma Diagnostic Diagnostic Bio Supplies Bio Supplies Others Hospital and others The financial information included in this report is derived from the Consolidated Financial Statements for the year ended December 31, 2022. Limitations of the scope: Grifols believes that this report provides a reasonable and balanced reflection of the company’s economic, environmental and social performance because the exceptions to the scope of the report described above do not significantly alter the consolidated indicators and therefore do not affect the reader’s assessment of the company’s performance. • Due to the complexity and global distribution of Grifols’ activities, the scope of some of the quantitative indicators differs from the established standard, the scope being greater than 95% of turnover or employees in all cases. Chapter 7, Environmental responsibility: • The data provided by Grifols in this section represents its total production activity, and commercial activity, except for commercial subsidiaries with fewer than 10 employees. • As most of the manufacturing facilities are located in the U.S. and Spain, the environmental information included in this section is classified by division and region as US, Spain and Rest of the world (RoW). Chapter 5, Our People: • Grifols has included figures for the last two years, sorted by gender (female, male), age and region (U.S., Europe and RoW) in all cases where historical figures were available. Europe includes Czech Republic, France, Germany, Ireland, Italy, Poland, Portugal, Spain, Sweden, Switzerland and United Kingdom. • The scope of the indicators related to remuneration includes the workforce in Spain, Germany, U.S., Ireland, Italy, Poland, Portugal, Sweden, Switzerland and the United Kingdom. • The data provided by Grifols in relation to training hours includes all group companies except Medion Grifols Dignostic, AG, Araclon Biotech, S.L., Goetech, LLC, Grifols Dignostic, AG, Araclon Biotech, S.L., Goetech, LLC, Grifols Worldwide Operations USA, Inc, Alkahest, Inc, Grifols Inn and New Technologies Limited, Plasmavita Healthcare GmbH, Plasmavita Healthcare II GmbH, GigaGen Inc and Grifols Canada Therapeutics, Inc. The data included represents 96.7% of the total Grifols workforce as of December 31, 2022. • The scope of the indicators for absenteeism, people with disabilities and the calculation of accident rates only includes data from the USA, Spain, Ireland and Germany. The indicators included in this report have been compiled by Grifols. This year, as a novelty, a systematized reporting tool (Sygris) has been implemented which has increased the methodological rigor compared to the previous year GRI 2-1, GRI 2-2, GRI 20-3

2022 Consolidated Directors’ Report · 169 CONTENTS 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance Stakeholder relations Deeply aware of the vital role that stakeholders play in its success, therefore, Grifols has identified them and established adequate communication channels in order to ensure an open and fluid dialogue and stay abreast of their needs and expectations. This report is an additional channel to provide information to all stakeholders in a clear, concise serves as yet another platform to offer information to stakeholders in a clear, concise and ethical manner. Grifols uses a variety of communication channels to interact with its stakeholder groups, including its corporate website. Grifols has prepared this report and has defined its content in line with the interest and expectations of its stakeholders. The following table summarize the main channels of communication with several stakeholders: Stakeholders Communication channels Patients, patient organizations Grifols has open lines for on-going communications (email, phone calls). It organizes monthly calls with patient organizations to discuss key updates, topics and events. Plasma donors Grifols provides information to plasma donors through its website, educational videos and other communication channels. Donors can communicate with Grifols through plasma collection centers and the website. Customers Grifols engages with customers (public and private. wholesalers, distributors, group purchasing organizations (GPOs), blood banks, hospitals and care institutions, National Health Systems) to provide clear and honest information about all of our products. Regulatory bodies Grifols uses formal channels when engaging with regulatory bodies such as the FDA, EMA and AEMPS and others, for matters related to clinical trials, plasma donation center authorizations, validation of production facilities and other authorizations regarding the commercialization of therapeutic treatments, including new drugs, indications. Suppliers (non-plasma materials) Formal communication channels are used during certification processes, assessments and audits. For daily operations, informal channels are also used. Financial community As appropriate, Grifols discloses material information in compliance with regulations of stock exchanges where the company is listed (CNMV, SEC, NASDAQ, ISE, etc.) and uses the suitable channel for each case. Grifols communicates with all of its shareholders, investors, analysts and other stakeholders by organizing and attending meetings, including General Shareholders’ Meetings, work meetings, conference calls and roadshows. Furthermore, Grifols publishes an annual report and quarterly earnings releases, and press releases on the Grifols corporate website and makes them available through distribution lists when necessary. Grifols hosts an annual capital-markets day designed specifically for investors and analysts that features more in-depth management presentations. Employees Grifols maintains a continuously updated intranet site for employees, and has a screen system in their facilities that displays information of general interest for its employees. It also publishes an in-house magazine (Revista GO) and organizes biannual meetings, as well as engaging in informal day-to-day communications with employees. Meetings with the employees’ legal representatives are also regularly held. Local community & NGOs Grifols works collaboratively and in partnership with numerous NGOs through its foundations and directly and supports a range of community initiatives in locations where the company operates. Media Grifols maintains clear and transparent communications with journalists and other media representatives. The company publishes press releases to announce important events like quarterly and annual results. Scientific community, research partners Collaboration with research partners and other scientific institutions is essential to the ongoing innovation of Grifols products and processes. Activities with the scientific community include involvement in R&D+i projects, investments and partnerships. Institutional bodies Institutional bodies, trade groups and other professional organizations are engaged in both formal and informal channels to organize forums, congresses and other business-related meetings.

2022 Consolidated Directors’ Report · 170 Materiality During 2021 Grifols anticipated the effectiveness of the new GRI (Global Reporting Initiative) and prepared a materiality study in accordance with the new universal GRI standards, specifically GRI 3: Material topics, which has become effective this year. With the aim of continuing to improve and anticipate regulatory requirements, this year Grifols has extended its materiality assessment to include the financial view. Thus, obtaining a double materiality and aligning itself with the recommendations of EFRAG (European Financial Reporting Advisory Group). Both views and the result obtained are explained below: MATERIALITY BY IMPACTS Materiality by impacts performs an inside-out analysis, analyzing the impacts caused by the company on the environment. This study allows the company to know the material issues that represent the most important impacts that the organization generates, or may generate on the economy, the environment, and people, including Human Rights. The methodology followed for this study is based on the methodology presented by GRI 3. It is divided into two blocks, on the one hand, the identification and evaluation of impacts and on the other hand, the determination of the material issues to be reported. Within each of these, the following phases are broken down: 1.1 Understand the organization’scontext 1.2 Identify actual and potential impacts 1.3 Assess the significance of the impacts 2.1 Prioritize the most significant impacts for reporting 2.2 Determination of material aspects PHASE 1. IDENTIFY AND ASSESS IMPACTS ON AN ONGOING BASIS PHASE 2. DETERMINE MATERIAL TOPICS FOR REPORTING This study has identified Grifols’ material topics based on the impacts generated or likely to be generated by the organization. 1. IDENTIFY AND ASSESS IMPACTS ON AN ONGOING BASIS 1.1. Understand the organization’s context The entire value chain of Grifols’ main businesses is analyzed. Identifying the activities carried out by the company and the commercial relationships, taking into account the company’s stakeholders and business partners, as well as the sustainability context in which they occur. 1.2. Identify actual and potential impacts In order to identify the positive and negative impacts that Grifols can generate with its activity, an analysis of the press, sector studies and reports published globally and nationally on the sector is carried out. At the same time, a benchmark is carried out with other companies in the sector. Based on this analysis and the results of the previous analysis, a list is drawn up of the positive and negative, direct and indirect impacts generated or likely to be generated by Grifols’ activities. 1.3. Assess the significance of the impacts For each of the impacts listed above, the following is analyzed: - The probability of that impact happening (for current impacts this indicator is not evaluated). - The severity of the impact, considering: – Scale: level of severity of the impact. – The scope, extent of the impact, e.g., the number of individuals affected or the magnitude of environmental damage. – Irremediability: the degree of difficulty involved in counteracting or correcting the resulting damage. The results of this assessment are validated by both Grifols managers and industry experts GRI 3-1

2022 Consolidated Directors’ Report · 171 CONTENTS 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance PHASE I: IDENTIFICATION OF RISKS AND OPPORTUNITIES PHASE II: ASSESSMENT OF RISKS AND OPPORTUNITIES 2. DETERMINE MATERIAL TOPICS FOR REPORTING Based on the results of the evaluation of the previous phase, the importance of the impacts is analyzed according to their probability and severity, which allows us to identify those impacts with the greatest importance. The most important impacts are grouped and correlated with the different material issues, thus obtaining a first list of material issues for Grifols according to the materiality of impacts. FINANCIAL MATERIALITY Financial materiality consists of an analysis from the outside in, analyzing the risks and opportunities that affect or may affect the organization. In order to carry out the study from a financial perspective, Grifols analyzes whether the environment triggers, or may trigger, significant financial effects for the organization. In other words, whether the environment generates or may generate more significant risks or opportunities that influence or may influence future cash flows and, therefore, the value of the company in the short, medium, or long term. The methodology is divided into two phases: 1. IDENTIFICATION OF RISKS AND OPPORTUNITIES The first step is to understand the context of the company and the sector. For this context analysis is considered. - The impacts analyzed in the materiality by impacts of the previous year. - They are associated with the issues defined by EFRAG and, - The main resources and business relationships necessary for Grifols’ activity are recognized, analyzing all the company’s business divisions. Once the resources and business relationships have been identified, the following is analyzed - Trends in the sector and Grifols’ main resources. - The regulatory, geopolitical and climatic context that may affect both Grifols directly and its resources or business relationships. This analysis makes it possible to identify various risks and opportunities, these are classified according to. - Whether they are risks or opportunities, - Whether they are current or potential, and - Whether they may occur in the short, medium or long term. 2. ASSESSMENT OF RISKS AND OPPORTUNITIES In Phase II of this materiality analysis, Grifols evaluates the risks and opportunities. For the evaluation, the probability of occurrence of the potential risks or opportunities and the magnitude in the event of their occurrence are assessed. The followin g ranges are used to assess the probability: - Very unlikely - Unlikely - Unlikely or improbable - Probable - Very probable And finally, to value the magnitude, the following ranges are used: - Minimum - Low - Significant - Very significant - Critical The results of this assessment indicate the relevance of the risks or opportunities. The results are validated both by Grifols managers and by experts in the sector. The selected risks and opportunities are grouped and correlated with the different material issues, resulting in a list of material issues for Grifols according to the financial vision. GRI 3-1

GRIFOLS 2022 Consolidated Directors' Report · 172

Dual materiality matrix

The results of the financial materiality are crossed with the results of the impact materiality, giving rise to the dual materiality matrix included in chapter 1. About us

Material Aspects	SASB	GRI Standard	SDG
Circular economy and resource management	-	GRI 3 GRI 301 GRI 303 GRI 306 GRI 307	8. Decent work and economic growth 12. Responsible consumption and production
Climate change	-	GRI 3 GRI 201 GRI 305	13. Climate Action
Energy efficiency	-	GRI 3 GRI 302	7. Affordable and clean energy 12. Responsible consumption and production
Human rights	HC-BP-210a.3	GRI 3	-
Ethical code and good business practices	HC-BP-270a.2 HC-BP-510a.2	GRI 3 GRI 205 GRI 206 GRI 207 GRI 415 GRI 417	8. Decent work and economic growth 5. Gender equality
Health contribution (patients and society)	HC-BP-000A HC-BP-240a.1 HC-BP-240b.1 HC-BP-240b.2 HC-BP-240b.3	GRI 3 GRI 416	3. Good health and well-being

Material Aspects	SASB	GRI Standard	SDG
Employee commitment	-	GRI 3 GRI 2 GRI 401 GRI 402 GRI 403	8. Decent work and economic growth 5. Gender equality
Data protection and cybersecurity	HC-BP-260a.1	GRI 3 GRI 418	-
Innovation and knowledge generation	HC-BP-330a.1 HC-BP-330a.2 HC-BP-000B	GRI 3 GRI 404	9. Industry, innovation and infrastructure
Contribution to society	-	GRI 3 GRI 201 GRI 203	9. Industry, innovation and infrastructure 5. Gender equality 8. Decent work and economic growth 3. Good health and well-being
Product safety and quality	HC-BP-250a.1 HC-BP-250a.2 HC-BP-250a.3 HC-BP-250a.4 HC-BP-250a.5 HC-BP-210a.1	GRI 3 GRI 416	3. Good health and well-being 16. Peace, justice and strong institutions
Plasma and donors	HC-BP-210a.1	GRI 3	3. Good health and well-being

GRI 3-1, GRI 3-2

2022 Consolidated Directors’ Report · 173 CONTENTS 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance Risk management and control Supervised by the Board of Directors, Grifols’ risk management system involves identifying, evaluating and overseeing events that might affect its operations and ability to reach its strategic objectives. Grifols’ risk control and management policy includes rigorous systems to prevent, control and manage its exposure to risk, providing greater security to patients, donors, employees, shareholders, customers, suppliers and other stakeholders. This policy is carried out through a comprehensive risk control and management system based on COSO (Committee of Sponsoring Organizations of the Treadway Commission) principles, and includes governance and culture, strategy and objectives, performance, review, information, communication and reporting. Through the Audit Committee, the Board of Directors oversees the effectiveness of the risk control and management system. The Audit Committee is assisted by the Internal Audit Department in these functions, providing a guarantee in relation to management of risk processes. The corporate risk committee oversees the management’s responsibilities with regard to assessing, monitoring and controlling risks. The enterprise risk management department assists the corporate risk committee in the development and implementation of risk management policies and procedures. Therefore, the risk management function at Grifols is independent of commercial functions and other departments, and serves to address risks throughout the organization, avoiding any potential conflicts of interest. Grifols’ risk management system extends to all companies in the group, including investee firms. Principles of Grifols’ risk control and management system 1. Establishment of a risk tolerance framework, which includes the levels of risk the company deems acceptable and are consistent with its objectives. 2. Leadership from top management, which provides the necessary resources. 3. Integration in management processes, especially those related to strategy and planning. 4. Separation of duties between business areas and supervision and assurance domains. 5. Comprehensive and harmonized management, with all risks managed through a common process of identification, assessment and treatment. 6. Continuous improvement via periodic reviews to ensure the suitability and efficiency of the risk-management system and implementation of best practices and risk-related recommendations.

2022 Consolidated Directors’ Report · 2022 Consolidated Directors’ R eport · 174 O Strategic risks: Risks that can affect the company’s business strategy and strategic objectives, including market uncertainties and sociopolitical and reputational risks. O Financial risks: Risks that can affect cash flows if not effectively managed, leading to a loss in revenue, shareholder value or the overall stability of the organization. Financial risks also include contingent liabilities and other off-balance sheet risks. O Operational risks: Risks related to direct or indirect economic losses resulting from inadequate internal procedures, technical failures, human error and specific external events. Operational risks also include information technologies. O Cybersecurity risks: Risk of breaches or attacks on information systems by malicious insiders and outsiders of the organization. O Environmental, social and governance (ESG) risks: ESG-related risks that may impact the organization, including climate change, human capital and breaches of laws, regulations, internal standards, ethical value and contracts. Governance risks also include fraud and corruption risks. O Legal and regulatory risks: Risks arising from new or modified legislation, regulation and interpretation. As of the date of preparing its consolidated financial statements, Grifols adopted measures it deemed appropriate to mitigate possible effects arising from the aforementioned events. Classification of Grifols’ risks by category:

2022 Consolidated Directors’ Report · 175 CONTENTS 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance Annex I. Index of contents required by Law 11/2018, of december 28 The selected GRI Disclosures below refer to those published in 2016, except those that have undergone and in which case the year of publication is indicated. Information requested by Law 11/2018 Materiality Page number(s) Reporting criteria: GRI (last version except indicated) General information A brief description of the business model that includes its business environment, its organization and structure Material 11, 16-17 GRI 2-6 (2021) Markets in which it operates Material 14-15 GRI 2-1 (2021) GRI 2-6 (2021) Objectives and strategies of the organization Material 22, 24-25 GRI 2-1 (2021) GRI 2-22 (2021) Main factors and trends that can affect its future evolution Material 173-174 GRI 3-3 (2021) GRI 2-22 (2021) Reporting framework used Material 166-167 GRI 1 (2021) Principle of materiality Material 23, 170-172 GRI 3-1 (2021) GRI 3-2 (2021) Environmental Issues Management approach: description and results of the policies related to these issues, as well as the main risks related to those issues related to the group’s activities. Material 125-126, 234-235 GRI 3-3 (2021) Detailed general information Detailed information on the actual and predictable effects of the company’s activities on the environment and, when applicable, health and safety. Material 130-131 GRI 3-3 (2021) Environmental assessment or certification procedures Material 127 GRI 3-3 (2021) Resources dedicated to the prevention of environmental risks Material 128-129 GRI 3-3 (2021) Application of the precautionary principle Material 127-129 GRI 2-23 (2021) Amount of provisions and guarantees for environmental risks Material 128 GRI 3-3 (2021)

GRIFOLS 2022 Consolidated Directors' Report · 176

Information requested by Law 11/2018	Materiality	Page number(s)	Reporting criteria: GRI (last version except indicated)
Contamination			
Measures to prevent, reduce or repair emissions that seriously affect the environment; considering any form of activity-specific air pollution, including noise and light pollution	Material	132, 223	GRI 3-3 (2021) GRI 305-7
Circular-economy and waste-prevention management			
Prevention, recycling, reutilization and other recovery and waste disposal measures.	Material	138, 142-143, 231-233	GRI 306-1 GRI 306-2 GRI 306-4 GRI 306-5
Actions to fight food waste	Not material	-	-
Sustainable use of resources			
Water consumption and supply in accordance with the local limitations	Material	140-141, 224-226, 227	GRI 303-1 a 303-5
Consumption of raw materials and measures taken to improve the efficiency of their use	Material	139, 230-231, 234-235	GRI 301-1
Direct and indirect energy consumption	Material	134-137, 228-230	GRI 302-1 GRI 302-3
Measures taken to improve energy efficiency	Material	125-126, 234	GRI 3-3 (2021) GRI 201-2
Use of renewable energy	Material	132, 137, 234	GRI 302-1
Climate change			
Greenhouse gas emissions generated as a result of the company's activities, including the use of the goods and services it produces	Material	132, 222-224	GRI 305-1 GRI 305-2 GRI 305-3 GRI 305-4
Measures taken to adapt to the consequences of climate change	Material	125, 129, 130-131, 133, 222, 234	GRI 3-3 (2021) GRI 201-2
Voluntary measures for medium and long-term reduction goals to reduce greenhouse gas emissions and the means implemented for this purpose	Material	24, 234	GRI 3-3 (2021)
Biodiversity protection			
Measures taken to preserve or restore biodiversity	Material	144-145	GRI 3-3 (2021)
Impacts caused by activities or operations in protected areas	Material	144-145	GRI 3-3 (2021)
Social and Personnel Matters			
Management approach: description and results of the policies related to these matters as well as the main risks related to those issues linked to the group's activities.	Material	87-89	GRI 3-3 (2021)
Employment			
Total number and distribution of employees by country, gender, age and professional category	Material	90, 203-209	GRI 405-1
Total number and distribution of employment contract modalities and annual average of indefinite contracts, temporary contracts and part-time contracts by gender, age and professional category	Material	202-209	GRI 2-7 (2021)

2022 Consolidated Directors’ Report · 177 CONTENTS 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance Information requested by Law 11/2018 Materiality Page number(s) Reporting criteria: GRI (last version except indicated) Number of dismissals by gender, age and professional classification Material 211-212 GRI 3-3 (2021) GRI 401-1 Average remuneration and its evolution disaggregated by sex, age and professional classification or equal value Material 102, 217-218 GRI 3-3 (2021) Gender gap, the remuneration of equal or average company jobs Material 100-101, 219-220 GRI 3-3 (2021) GRI 405-2 Average remuneration of directors and executives, including variable remuneration, allowances, allowances, payment to long-term savings forecasting systems and any other perception disaggregated by sex Material 20, 218 GRI 3-3 (2021) Implementation of policies work disconnection Material 89, 105 GRI 3-3 (2021) Number of employees with disabilities Material 93, 221 GRI 3-3 (2021) GRI 405-1 Organization of work Organization of working time Material 105 GRI 3-3 (2021) Number of hours of absenteeism Material 213 GRI 3-3 (2021) GRI 403-9 Measures aimed at facilitating the enjoyment of conciliation and promoting the co-responsible exercise of these by both parents Material 105 GRI 3-3 (2021) GRI 403-3 Occupational health and safety Health and safety conditions at work Material 103-105 GRI 3-3 (2021) GRI 403-1 GRI 403.3 GRI 403-4 GRI 403-5 GRI 403-6 GRI 403-7 Occupational accidents, their frequency and severity, as well as occupational diseases; disaggregated by gender Material 105, 216 GRI 403-9 GRI 403-10 Social relationships Organization of social dialogue including procedures for informing and consulting staff and negotiating with them Material 102 GRI 3-3 (2021) Mechanisms and procedures that the company has to promote the involvement of workers in the manage-ment of the company, in terms of information, consultation and participation Material 102 GRI 3-3 (2021) Percentage of employees covered by collective agreement by country Material 102 GRI 2-30 (2021) Balance of collective agreements, particularly in the field of health and safety at work Material 102 GRI 3-3 (2021) GRI 403-4 Training Policies implemented in the field of training Material 94-96 GRI 404-2

GRIFOLS 2022 Consolidated Directors' Report · 178

Information requested by Law 11/2018	Materiality	Page number(s)	Reporting criteria: GRI (last version except indicated)
Total number of training hours by professional category	Material	97, 214-215	GRI 3-3 (2021) GRI 404-1
Universal accessibility			
Integration and universal accessibility of people with disabilities	Material	93	GRI 3-3 (2021)
Equality			
Measures taken to promote equal treatment and opportunities for women and men	Material	89, 91, 93	GRI 3-3 (2021)
Equality plans, measures taken to promote employment, protocols against sexual and gender harassment	Material	92-93	GRI 3-3 (2021)
Policy against all types of discrimination and, when applicable, diversity management	Material	89, 92, 221	GRI 3-3 (2021)
Respect for human rights			
Management approach: description and results of the policies related to these matters as well as the main risks related to those issues linked to the group's activities.	Material	50-53	GRI 3-3 (2021)
Aplicación de procedimientos de diligencia debida			
Application of due diligence procedures in the field of human rights and prevention of risks of violation of human rights and, where appropriate, measures to mitigate, manage and repair possible abuses committed	Material	53	GRI 2-23 (2021)
Complaints for cases of human rights violation	Material	50, 52-53, 61	GRI 3-3 (2021) GRI 406-1 (2016)
Measures implemented to promote and comply with the provisions of the ILO fundamental conventions related to respect for freedom of association and the right to collective bargaining; the elimination of discrimination in employment and occupation; the elimination of forced or compulsory labor; the effective abolition of child labor	Material	49, 51	GRI 3-3 (2021)
Fight against corruption and bribery			
Management approach: description and results of the policies related to these matters as well as the main risks related to those issues linked to the group's activities.	Material	50, 55-56	GRI 3-3 (2021)
Measures taken to prevent corruption and bribery	Material	50, 55-61	GRI 3-3 (2021) GRI 2-23 (2021) GRI 205-1 a 205-3
Measures to fight money laundering	Material	55	GRI 3-3 (2021) GRI 2-23 (2021) GRI 205-1 a 205-3

2022 Consolidated Directors’ Report · 179 CONTENTS 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance Information requested by Law 11/2018 Materiality Page number(s) Reporting criteria: GRI (last version except indicated) Contributions to foundations an NGOs Material 58-59, 68, 200-201 GRI 2-28 (2021) GRI 201-1 GRI 415-1 Social Information Management approach: description and results of the policies related to these matters as well as the main risks related to those issues linked to the group’s activities. Material 107-108, 111-112 GRI 3-3 (2021) Commitment to sustainable development The impact of the company’s activity on employment and local development Material 112-117 GRI 3-3 (2021) GRI 203-2 The impact of society’s activity on local populations and in the territory Material 107, 111, 114 GRI 3-3 (2021) The relations maintained with the actors of the local communities and the modalities of the dialogue with these Material 108-117, 120-122 GRI 2-29 (2021) Partnership or sponsorship actions Material 108-123, 200-201 GRI 3-3 (2021) GRI 201-1 Subcontracting and suppliers Inclusion in the purchasing policy of social, gender equality and environmental issues Material 62-63 GRI 3-3 (2021) Consideration in the relations with suppliers and subcontractors of their social and environmental responsi-bility Material 62, 63 GRI 2-6 (2021) Supervision and audit systems and their results Material 63, 67-69 GRI 2-6 (2021) Consumers Measures for the health and safety of consumers Material 62, 64 GRI 3-3 (2021) GRI 416-1 Complaint systems, complaints received and resolution thereof Material 65 GRI 3-3 (2021) GRI 418-1 Tax information Profit obtained country by country Material 162 GRI 3-3 (2021) GRI 207-4 Taxes earned on benefits paid (per country) Material 162 GRI 3-3 (2021) GRI 201-1 GRI 207-4 Public grants received (per country) Material 158 GRI 3-3 (2021)

GRIFOLS 2022 Consolidated Directors' Report · 180

Annex II: GRI content index

GRI CONTENT INDEX ESSENTIALS SERVICE 2023

For the Content Index - Essentials Service, GRI Services reviewed that the GRI content index is clearly presented, in a manner consistent with the Standards, and that the references for disclosures 2-1 to 2-5, 3-1 and 3-2 are aligned with the appropriate sections in the body of the report

GRI Standards	GRI Disclosure		Page number, URL and/or direct response	Omission
Statement of use	**Grifols S.A. has reported in accordance with the GRI Standards for the period January 1st to December 31st of 2022.**			
GRI 1: Foundation 2021				
General Disclosures				
	The organization and its reporting practices			
	2 - 1	Organizational details	14-15, 168	
	2 - 2	Entities included in the organization's sustainability reporting	168	
	2 - 3	Reporting period, frequency and contact point	168	
	2 - 4	Restatements of information	All information with a temporal or organitzational scope other than 2021 is properly indicated and accompanied by a clarification.	
	2 - 5	External assurance	241-242	
	Activities and workers			
	2 - 6	Activities, value chain, and other business relationships	11-17, 62-64	No information available related to the requirement b-iii
	2 - 7	Employees	203-209	No information available related to the requirement b-iii
	2 - 8	Workers who are not employees	-	Not applicable since Grifols S.A do not ave workers who are not employees
	Governance			
GRI 2: General Disclosures 2021	**2 - 9**	Governance structure and composition	18-22	
	2 - 10	Nomination and selection of the highest governance body	IAGC (section C) https://www.grifols.com/documents/3625622/5128964/2022-IAGC-en.pdf/4dcf52bb-17b9-497d-f72b-92d17190631d?t=1677235367882	
	2 - 11	Chair of the highest governance body	19-21	
	2 - 12	Role of the highest governance body in overseeing the management of impacts	“50 Climate Change Policy https://www.grifols.com/documents/3625622/5132251/Climate+Change+Policy+.pdf/1f6e0159-7798-6d49-e390-8ac95929fc2b?t=1677493449804 Sustainability Policy https://www.grifols.com/documents/3625622/3684243/Politica+de+Sostenibilidad+Grifols-Dic+2020+-+EN.PDF/43bf357b-b54f-461f-b719-810db4be1072?t=1608130315510	
	2 - 13	Delegation of responsibility for managing impacts	Climate Change Policy https://www.grifols.com/documents/3625622/5132251/Climate+Change+Policy+.pdf/1f6e0159-7798-6d49-e390-8ac95929fc2b?t=1677493449804	
	2 - 14	Role of the highest governance body in sustainability reporting	170-171	
	2 - 15	Conflicts of interest	173 IAGC (section D and G) https://www.grifols.com/documents/3625622/5128964/2022-IAGC-en.pdf/4dcf52bb-17b9-497d-f72b-92d17190631d?t=1677235367882	
	2 - 16	Communication of critical concerns	19	

GRI 2-4

GRIFOLS 2022 Consolidated Directors' Report · 181

GRI Standards		GRI Disclosure	Page number, URL and/or direct response	Omission
GRI 2: General Disclosures 2021	**2 - 17**	Collective knowledge of the highest governance body	98	
	2 - 18	Evaluation of the performance of the highest governance body	IAGC (section C) https://www.grifols.com/documents/3625622/5128964/2022-IAGC-en.pdf/4dcf52bb-17b9-497d-f72b-92d17190631d?t=1677235367882	
	2 - 19	Remuneration policies	20 Remuneration Policy for Directors of Grifols, S.A. https://www.grifols.com/documents/3625622/4076106/20220610-Directors-Remuneration-Policy-proposal-EN.pdf/6d5fdb79-3f9d-d73a-39f9-753c1a4981e3?t=1654852418449	
	2 - 20	Process to determine remuneration	20 Remuneration Policy for Directors of Grifols, S.A. https://www.grifols.com/documents/3625622/4076106/20220610-Directors-Remuneration-Policy-proposal-EN.pdf/6d5fdb79-3f9d-d73a-39f9-753c1a4981e3?t=1654852418449	
	2 - 21	Annual total compensation ratio	-	Not reported due to confidentiality constraints
	Strategy, policies and practices			
	2 -22	Statement on sustainable development strategy	5-7	
	2 - 23	Policy commitments	49-60, 62-63, 87-89, 107, 125-126, 234-235	
	2 - 24	Embedding policy commitments	49-60, 62-63, 87-89, 107 125-126, 234-235	
	2 - 25	Processes to remediate negative impacts	56-57, 61, 64-66	
	2 - 26	Mechanisms for seeking advice and raising concerns	50, 61	
	2 - 27	Compliance with laws and regulations	54, 66, 128	
	2 - 28	Membership associations	200-201	
	Stakeholder engagement			
	2 - 29	Approach to stakegolder engagement	107, 167, 169	
	2 - 30	Collective bargaining agreements	102	
Material Topics				
GRI 3: Material Topics 2021	**3 - 1**	Process to determine material topics	23, 170-172	
	3 - 2	List of material topics	23, 170-172	
Circular economy and resource management				
GRI 3: Material Topics 2021	**3 - 3**	Management of material topics	125-126, 138-143	No information available related to the requirements a, b, d, e, f
GRI 301: Materials 2016	301-1	Materials used by weight or volume	230-231	Given the nature of the materials used by Grifols, the breakdown by renewable and non-renewable is not applicable.
GRI 303: Water and Effluents 2018	303-1	Interactions with water as a shared resource	126, 140-141	No information available related to the requirement c.
	303-2	Management of water discharge-related impacts	141	
	303-3	Water withdrawl	224-226	No information available related to the requirement c.
	303-4	Water discharge	141, 227	No information available related to the requirements b, c.
	303-5	Water consumption	140, 224-226	

☰ CONTENTS
1 About us
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

GRIFOLS 2022 Consolidated Directors' Report · 182

GRI Standards		GRI Disclosure	Page number, URL and/or direct response	Omission
GRI 306: Waste 2020	306-1	Waste generation and significant waste-related impacts	138, 142-143	
	306-2	Management of significant waste-related impacts	138 ,142-143 Management platforms, tracking sheets, internal spreadsheets and reports from waste managers are used to collect and track data associated with waste quantities. This data is fed into the SAP Sustainability Performance Management platform.	Information regarding significant waste-related impacts is not available for publication in this report. Specific measures are being taken in the collection of information and the data processing process to be able to provide this detail in the next five years.
	306-4	Waste diverted from disposal	231 -233	No information available related to the requirement d.
	306-5	Waste directed to disposal	231 -233	No information available related to the requirement d.
Climate change				
GRI 3: Material Topics 2021	**3 - 3**	Management of material topics	125-126, 130-133	No information available related to the requirements a, b, d, e, f
GRI 201: Economic Performance 2016	201-2	Financial implications and other risks and opportunities due to climate change	130-131	
GRI 305: Emissions 2016	305-1	Direct (Scope 1) GHG emissions	132, 222-224	
	305-2	Energy indirect (Scope 2) GHG emissions	132, 222-224	
	305-3	Other indirect (Scope 3) GHG emissions	132, 222-224	
	305-4	GHG emissions intensity	223	
	305-6	Emissions of ozone-depleting substances (ODS)	223	No information available related to the requirements a, c
	305-7	Nitrogen oxides (NOX), sulfur oxides (SOX), and other significant air emissions	223	No information available related to the requirements a-iii, iv, v, vi
Energy Efficiency				
GRI 3: Material Topics 2021	**3 - 3**	Management of material topics	125-126, 134-137	No information available related to the requirements a, b, d, e, f
GRI 302: Energy 2016	302-1	Energy consumption within the organization	134-137, 228-230	
	302-3	Energy intensity	228-230 All ratios are reported using energy consumption within the organization	
	302-4	Reduction of energy consumption	134-137	
Human rights				
GRI 3: Material Topics 2021	**3 - 3**	Management of material topics	49-53	No information available related to the requirements a, b, d, e, f
Ethical code and good business practices				
GRI 3: Material Topics 2021	**3 - 3**	Management of material topics	49, 55-57	No information available related to the requirements a, b, d, e, f

GRIFOLS 2022 Consolidated Directors' Report · 183

GRI Standards		GRI Disclosure	Page number, URL and/or direct response	Omission
GRI 205: Anti-corruption 2016	205-1	Operations assessed for risks related to corruption	56	No information available related to the requirement a) percentage of operations assessed for risks related to corruption
	205-2	Communication and training about anti-corruption policies and procedures	57	No information available related to the requirements a, c, d
	205-3	Confirmed incidents of corruption and actions taken	56	
GRI 207: Tax 2019	207-1	Approach to tax	160-163	
	207-2	Tax governance, control, and risk management	160-163	
	207-3	Stakeholder engagement and management of concerns related to tax	160-163	
	207-4	Country-by-country reporting	162, 203	No information available related to the requirements a-i, a-ii, a-iv, a-v, a-vii, a-ix, a-x. Breakdown of country-by-country information is not available for publication in this report.
GRI 415 Public Policy (2016)	415 -1	Political contributions	60	
GRI 417 Marketing and Labeling 2016	417-3	Incidents of non-compliance concerning marketing communications	66	
Health contribution (patients and society)				
GRI 3: Material Topics 2021	**3 - 3**	Management of material topics	40-47	No information available related to the requirements a, b, d, e, f
Employee commitment				
GRI 3: Material Topics 2021	**3 - 3**	Management of material topics	87-89	No information available related to the requirements a, b, d, e, f
GRI 401: Employment 2016	401-1	New employee hires and employee turnover	New hires by region: United States: 10,399 employees, rate 61.78% Europe: 1,136 employees, rate 17.02% RoW: 93 employees, rate 17.25% New hires by age group: <30: 6,418 employees, rate 93.57% 30-50: 4,339 employees, rate 35.45% >50: 811 employees, rate 16.73% Total number of casualties and staff turnover rate by region: United States: 9,514 employees, rate 56.85% Europe: 950 employees, rate 14.23% RoW: 118 employees, rate 21.89% Total number of casualties and staff turnover rate by age group: <30: 5,126 employees, rate 74.73% 30-50: 4,330 employees, rate 35.37% >50: 1,126 employees, rate 23.23%	

☰ CONTENTS
1 About us
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

GRIFOLS 2022 Consolidated Directors' Report · 184

GRI Standards		GRI Disclosure	Page number, URL and/or direct response	Omission
GRI 401: Employment 2016	401-2	Benefits provided to full-time employees that are not provided to temporary or part-time employees	All employees of the main locations with the exception of the US receive the same benefits and labor benefits according to their category regardless of the type of contract (full or part time). In the US, all full-time workers who work an average of 30 hours or more a week, as well as their partner and children, have various insurance policies (Life insurance, group accident insurance, short-term work disability insurance). term and long-term and work-related travel accident insurance). They also participate in the Employee Assistance Program, a health and wellness program (LiveWell Wellness Incentive Program and Gympass), 401k Match, reimbursement for training, vacation pay (PTO Pay, Holiday Pay) and have adoption assistance. Part-time workers receive 401k, work-related travel accident insurance, participate in the Employee Assistance Program and the LiveWell Wellness Incentive Program and Gympass.	
	401-3	Parental leave	100% of Grifols employees are entitled to maternity/paternity leave as long as it is contemplated by state, federal, regional or local laws; In 2022, 405 women and 238 men between Spain, the United States and the Rest of the world (considering Ireland and Germany) have taken parental leave. During the reporting period, 619 people (388 women and 231 men) have returned to work after finishing parental leave, which represents a return to work rate of 87% (83% in women and 94% in men). Of the total number of people who returned to work after finishing parental leave in 2021, 64% (56% women and 80% men) continue to work for the company.	
GRI 402: Labor/ management relations 2016	402-1	Minimum notice periods regarding operational changes	Significant operational changes in the organization that may substantially affect employees are notified with the minimum notice established in compliance with applicable legislation and collective bargaining agreements.	
GRI 405: Diversity and Equal Opportunity 2016	405-1	Diversity of governance bodies and employees	20, 206-208	No information available related to the requirement a-ii.
	405-2	Ratio of basic salary and remuneration of women to men	219-220	
GRI 406: Non-discrimination 2016	406-1	Incidents of discrimination and corrective actions taken	92, 221	
GRI 403: Occupational Health and Safety 2018	403-1	Occupational health and safety management system	103, 105	
	403-3	Occupational health services	103, 105	
	403-4	Worker participation, consultation, and communication on occupational health and safety	102	
	403-5	Worker training on occupational health and safety	103	
	403-6	Promotion of worker health	103	
	403-7	Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	103	
	403-9	Work-related injuries	216	
	403-10	Occupational diseases	105, 216	
Data protection and cybersecurity				
GRI 3: Material Topics 2021	**3 - 3**	Management of material topics	54	No information available related to the requirements a, b, d, e, f
GRI 418: Customer Privacy 2016	418-1	Substantiated complaints concerning breaches of customer privacy and losses of customer data	There have been no claims regarding breaches of privacy and loss of customer data

GRIFOLS 2022 Consolidated Directors' Report · 185

GRI Standards		GRI Disclosure	Page number, URL and/or direct response	Omission
Innovation and knowledge generation				
GRI 3: Material Topics 2021	**3 - 3**	Management of material topics	78-79, 87, 94-96	No information available related to the requirements a, b, d, e, f
GRI 404: Training and education 2016	404-1	Average hours of training per year per employee	Average hours of training per employee by gender: Women 247.86 hours and Men 153.71 hours. By professional category: Executives: 14.77h Directors: 32.56h Senior Management: 34.83h Management: 34.51h Senior Professional: 50.82h Professional: 70.99h Administrative/Manufacturing operators: 285.89h Average hours of training per employee calculated from the cumulative average workforce for the year (FTE average)	
	404-2	Programs for upgrading employee skills and transition assistance programs	94-96, 98	
	404-3	Percentage of employees receiving regular performance and career development reviews	In 2022, 74.02% of all subject employees have participated in a periodic evaluation of performance and professional development. Men: 87.1% Women: 85% Undeclared: 50% By professional category: Executives: 41.9% Directors: 81.9% Senior Management: 86.6% Management: 89.1% Senior Professional: 88.6% Professional: 88.3% Administrative/Manufacturing operators: 83.6%	
Contribution to society				
GRI 3: Material Topics 2021	**3 - 3**	Management of material topics	107, 111	No information available related to the requirements a, b, d, e, f
GRI 201: Economic Performance 2016	201-1	Direct economic value generated and distributed	16-18, 162, 217-219	No information available related to the requirement a-iii.
GRI 203: Indirect Economic Impacts 2016	203-1	Infrastructure investments and services supported	108, 111-117	
	203-2	Significant indirect economic impacts	160-162, 194	
Product safety and quality				
GRI 3: Material Topics 2021	**3 - 3**	Management of material topics	62-66	No information available related to the requirements a, b, d, e, f
GRI 416: Customer Health and Safety 2016	416-1	Assessment of the health and safety impacts of product and service categories	64, 67	
	416-2	Incidents of non-compliance concerning the health and safety impacts of products and services	65-66	
Plasma and donors				
GRI 3: Material Topics 2021	**3 - 3**	Management of material topics	27-28, 32 Coverage: Within and outside the organization. The organization contributes directly to the impact	No information available related to the requirements a, b, d, e, f

☰ CONTENTS
1 About us
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

GRIFOLS 2022 Consolidated Directors' Report · 186

Annex III: SASB content index

SASB Indicator	Accounting metric	Disclosure and/or references
Safety of Clinical Trial Participants		
HC-BP-210a.1	Discussion, by world region, of management process for ensuring quality and patient safety during clinical trials	54, 78-79 For more information please visit: https://www.clinicaltrialsregister.eu/ctr-search/search/ https://www.clinicaltrials.gov/ https://eudract.ema.europa.eu/
HC-BP-210a.2	Number of FDA Sponsor Inspections related to clinical trial management and pharmacovigilance that resulted in: (1) Voluntary Action Indicated (VAI) and (2) Official Action Indicated (OAI)	Grifols has not received any FDA Sponsor Inspections related to clinical trial management and pharmacovigilance that resulted in VAI or OAI.
HC-BP-210a.3	Total amount of monetary losses as a result of legal proceedings associated with clinical trials in developing countries	There has not been any monetary loss as a result of legal proceedings associated with clinical trials in developing countries
Access to Medicines		
HC-BP-240a.1	Description of actions and initiatives to promote access to healthcare products for priority diseases and in priority countries as defined by the Access to Medicine Index	42-45
HC-BP-240a.2	List of products on the WHO List of Prequalified Medicinal Products as part of its Prequalification of Medicines Programme (PQP)	Grifols has no products on the WHO List of Prequalified Medicinal Products.
Affordability & Pricing		
HC-BP-240b.1	Number of settlements of Abbreviated New Drug Application (ANDA) litigation that involved payments and/or provisions to delay bringing an authorized generic product to market for a defined time period	Grifols does not market generic products.
HC-BP-240b.2	Percentage change in: (1) average list price and (2) average net price across U.S. product portfolio compared to previous year	This information is not reported regarding confidentiality issues
HC-BP-240b.3	Percentage change in: (1) list price and (2) net price of product with largest increase compared to previous year	This information is not reported regarding confidentiality issues
Drug Safety		
HC-BP-250a.1	List of products listed in the Food and Drug Administration's (FDA) MedWatch Safety Alerts for Human Medical Products database	Information available on the FDA Safety Information and Adverse Event Reporting Program website: https://www.fda. gov/safety/medwatch-fda-safety-information-and-adverse-event-reporting-program
HC-BP-250a.2	Number of fatalities associated with products as reported in the FDA Adverse Event Reporting System	Information available on the FDA Adverse Event Reporting System (FAERS) Public Dashboard: https://www.fda.gov/drugs/questions-and-answers-fdas-adverse-event-reporting-system-faers/fda-adverse-event- reporting-system-faers-public-dashboard
HC-BP-250a.3	Number of recalls issued, total units recalled	65
HC-BP-250a.4	Total amount of product accepted for takeback, reuse, or disposal	We do not accept the return of products for reuse. We collect the products for disposal in accordance with the legal requirements of each country
HC-BP-250a.5	Number of FDA enforcement actions taken in response to violations of current Good Manufacturing Practices (cGMP), by type	Grifols has not received any FDA enforcement action associated with warning letters, seizures, recalls or consent decrees in 2022.

GRIFOLS 2022 Consolidated Directors' Report · 187

SASB Indicator	Accounting metric	Disclosure and/or references
Counterfeit Drugs		
HC-BP-260a.1	Description of methods and technologies used to maintain traceability of products throughout the supply chain and prevent counterfeiting	66
HC-BP-260a.2	Discussion of process for alerting customers and business partners of potential or known risks associated with counterfeit products	Grifols has an internal Policy for the prevention, detection and communication of counterfeiting. According to this policy, suspected counterfeit drugs and confirmation of counterfeit product detection must be notified to the corresponding regulatory authorities in a timely manner and in accordance with applicable and current regulations.
HC-BP-260a.3	Number of actions that led to raids, seizure, arrests, and/or filing of criminal charges related to counterfeit products	Grifols is not aware of any actions that have led to raids, seizures, arrests and/or filing of criminal charges related to counterfeit products
Ethical Marketing		
HC-BP-270a.1	Total amount of monetary losses as a result of legal proceedings associated with false marketing claims	66
HC-BP-270a.2	Description of code of ethics governing promotion of off-label use of products	66
Employee Recruitment, Development & Retention		
HC-BP-330a.1	Discussion of talent recruitment and retention efforts for scientists and research and development personnel	94-95
HC-BP-330a.2	(1) Voluntary and (2) involuntary turnover rate for: (a) executives/senior managers, (b) midlevel managers, (c) professionals, and (d) all others	210
Supply Chain Management		
HC-BP-430a.1	Percentage of (1) entity's facilities and (2) Tier I suppliers' facilities participating in the Rx-360 International Pharmaceutical Supply Chain Consortium audit program or equivalent third party audit programs for integrity of supply chain and ingredients	Grifols does not have facilities that participate in the Rx-360 International Pharmaceutical Supply Chain. Consortium audit program or equivalent programs. However, our facilities are frequently audited by the respective Health authorities of the countries in which we distribute our products. Our suppliers are audited by our own teams of auditors that ensure compliance with all the requirements requested by the health authorities.
Business Ethics		
HC-BP-510a.1	Total amount of monetary losses as a result of legal proceedings associated with corruption and bribery	56
HC-BP-510a.2	Description of code of ethics governing interactions with healthcare professionals	58
Activity metrics		
HC-BP-000.A	Number of patients treated	29
HC-BP-000.B	Number of drugs (1) in portfolio and (2) in research and development (Phases 1-3)	12-13; 77; 82

CONTENTS
1 About us
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

GRIFOLS 2022 Consolidated Directors' Report · 188

Annex IV: Index of Grifols' SDG contributions

	SDG	Targets	Section within the Integrated Annual Report	Sub-section within the Integrated Annual Report	Detailed information on the contribution
Priority objectives	**SDG 3 Good health and well-being**	3.3. End the epidemics of AIDS, tuberculosis, malaria, and neglected tropical diseases and combat hepatitis, water-borne diseases, and other communicable diseases. 3.4. Reduce pre-mature mortality from non-communicable diseases (NCDs) by one-third through prevention and treatment and promote mental health and wellbeing.	1. About Grifols		
			2. Commitment to donors and patients		
			3. Ethical commitment		
			4. Innovation	Treatment innovations	· Main Projects in Development, p. 80 · Milestones and product launches, p. 81 · Other initiatives for Neurogenerative Diseases, p. 82 · Other advances in plasma therapies, p. 82 · GigaGen, Non-Plasma Innovations, p. 82
				Diagnostic innovation	· Milestones and launches, p. 83
			6. Impact on society	Support for NGOs and foundations	· Probitas Foundation: improving the health of the most vulnerable, p. 118-119
	SDG 8 Decent work and economic growth	8.5. Provide decent work for all women and men, including young people and persons with disabilities through full and productive employment with equal pay.	5. Our people	Growing with our team	· Diversity and inclusion, p. 91 · Anti-discrimination principles and actions, p. 92 · Incorporating people with disabilities, p. 93 · Equal opportunities plan, p. 93 · A holistic approach to equality, p. 93
				Fair compensation practices	· Equal pay between man and women, p. 100 · Equality and gender pay gap, p. 101 · Remuneration system, p. 102
			9. About this report	Annex VI: Socioeconomic impact, p. 194	
		8.8. Protect labor rights and promote safe and secure working environments for all workers.	5. Our people	Occupational health and well-being	· Comprehensive health and safety management, p. 103 · Performance in occupational health and safety, p. 105 · Work-life balance, p. 105 · Occupational safety as a core commitment, p. 105
	SDG 9 Industry, innovation and infrastructure	9.4. Upgrade infrastructure and retrofit industries to make them sustainable and with increased resources use efficiency and greater adoption of clean and environmentally sound technologies and industrial processes	2. Commitment to donors and patients	Program to boost plasma self-sufficiency: leading the change, p. 31	
			4. Innovation	A robust innovation system, p. 72	
				A solid organizational structure, p. 73	
				Digital innovation, p. 84	
		9.5 Enhance scientific research, upgrade the technological capabilities of industrial sectors in all countries, including encouraging innovation and substantially increasing the number of research and development workers and public and private research and development spending.	4. Innovation	R&D+i resource allocations, p. 74-75	
				Ethics, science and innovation	· Our commitments, p. 79
				Research support and collaboration	· Sponsorship: ISR Program, p. 85 · The Grifols chair for the study of cirrhosis, p. 85 · Grifols Scientific Awards and research grants, p. 85 · Plasmatology Journal, p. 85

2022 Consolidated Directors’ Report · 189 CONTENTS 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance SDG Targets Section within the Integrated Annual Report Sub-section within the Integrated Annual Report Detailed information on the contribution Priority objectives SDG 12 Responsible consumption and production 12.2. Achieve sustainable management and efficient use of natural resources. 7. Environmental responsibility Environmental management at Grifols · A cross-cutting and comprehensive approach, p. 126 · Environmental certifications, p. 127 A global organization to manage environmental risks, p. 128 Resources allocated to environmental management and climate change, p. 129 Electricity, p. 136-137 Circular economy · Consumption of raw materials, p. 139 Water cycle, p. 140 12.5. Substantially reduce waste generation through prevention, reduction, recycling, and reuse. 7. Environmental responsibility Circular economy. 138 Waste, p. 142-143 SDG 13 Climate action 13.1. Strengthen resilience and adaptive capacity to climate-related hazards and natural disasters in all countries. 1. About Grifols Sustainability as a road map · Grifols 2030 Agenda, p. 24-25 7. Environmental responsibility Climate action · The impact of climate change on Grifols’ operations, p. 130- 131 · Emissions, p. 132-133

GRIFOLS 2022 Consolidated Directors' Report · 190

	SDG	Targets	Section within the Integrated Annual Report	Sub-section within the Integrated Annual Report	Detailed information on the contribution
Relevant objectives	**SDG 4 Quality education**	4.3. Ensure equal access for all women and men to affordable and quality technical, vocational, and tertiary education.	5. Our people	We develop talent, p. 94-95 Continuous development, p.96-99	
		4.5. Eliminate gender disparities in education by ensuring equal access to all levels of educational and vocational training for the vulnerable, including persons with disabilities, indigenous peoples, and children in vulnerable situations.	6. Impact on society	Social action and community investment	· Health and well-being, p. 113 · Education, p. 116
				Support for NGOs and foundations	· Probitas Foundation: improving the health of the most vulnerable, p. 118-119 · Victor Grifols Lucas Foundation: Bioethics as a principle, p. 120-121 · José Antonio Grifols Lucas Foundation: supporting donor communities, p. 122-123
	SDG 5 Gender equality	5.1. End all forms of discrimination against women and girls everywhere. 5.5. Ensure equal opportunities for leadership and full and effective participation for women at all levels of decision-making in political, economic, and public life.	5. Our people	Growing with our team	· Diversity and inclusion, p. 91 · Anti-discrimination principles and actions, p. 92 · Equal opportunities plan, p. 93 · A holistic approach to equality, p. 93
				Fair compensation practices	· Equal pay between man and women, p. 100 · Equality and gender pay gap, p. 101 · Remuneration system, p. 102
			6. Impact on society	Social action and community investment	· Sponsorship: Supporting women's football, p. 114
	SDG 10 Reduced inequalities	10.2. Empower and promote the social, economic and political inclusion of all irrespective of age, sex, disability, race, ethnicity, origin, religion or economic or other status.	2. Commitment to donors and patients	Donation centers in dedicated communities, p. 37	
				Access to treatments, p. 42-43	
				Patient associations, p. 44-45	
				Positive impact on donors and local communities, p. 46-47	
			6. Impact on society	We are community	· Our principles, p. 107 · Our stakeholders, p. 107
				Our social reach, p. 110	
				Promoting more sustainable public health systems	· Improving health system costs, p. 109 · The value of our contributions, p. 109 · Supporting blood banks, p. 110
				Social action and community investment, p. 111-117	
				Support for NGOs and foundations	· Probitas Foundation: improving the health of the most vulnerable, p. 118-118 · Victor Grifols Lucas Foundation: Bioethics as a principle, p. 120-121 · José Antonio Grifols Lucas Foundation: supporting donor communities, p. 122-123
	SDG 16 Peace, justice and strong institutions	16.5 Substantially reduce corruption and bribery in all its forms.	3. Ethical commitment	We promote integrity	· Integrated anti-corruption model, p. 56-57
				Grifols Ethics Helpline, p. 61	
		16.10 Ensure public access to information and protect fundamental freedoms, in accordance with national legislation and international agreements.	3. Ethical commitment	Human rights: a core pillar, p. 51-53	
				We are transparent, p. 58-60

GRIFOLS 2022 Consolidated Directors' Report · 191

☰ CONTENTS
1 About us
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

	SDG	Targets	Section within the Integrated Annual Report	Sub-section within the Integrated Annual Report	Detailed information on the contribution
Cross-cutting goal	SDG 17 Partnerships for the goals	17.6 Enhance the global partnership for sustainable development, complemented by multi-stakeholder partnerships that mobilize and share knowledge, expertise, technology and financial resources, to support the achievement of the sustainable development goals in all countries, in particular developing countries.	2. Commitment to donors and patients	Program to boost plasma self-sufficiency: leading the change, p.31	
				Access to treatments, p. 42-43	
			6. Impact on society	Promoting more sustainable public health systems, p. 109-110	
				Support for NGOs and foundations	· Probitas Foundation: improving the health of the most vulnerable, p. 118-119 · Victor Grífols Lucas Foundation: Bioethics as a principle, p. 120-121 · José Antonio Grífols Lucas Foundation: supporting donor communities, p. 122-123
		17.16 Enhance the global partnership for sustainable development, complemented by multi-takeholder partnerships that mobilize and share knowledge, expertise, technology and financial resources, to support the achievement of the sustainable development goals in all countries, in particular developing countries.	4. Innovation	Treatment innovations	· Main Projects in Development, p. 80 · Other initiatives for Neurogenerative Diseases, p. 82 · Other advances in plasma therapies, p.82 · GigaGen, Non-Plasma Innovations, p. 82
				Digital innovation, p. 84	
				Research support and collaboration	· Sponsorship: ISR Program, p. 85 · The Grifols chair for the study of cirrhosis, p. 85 · Grifols Scientific Awards and research grants, p. 85 · Plasmatology Journal, p. 85
			5. Our people	Continuous development	· Professional development programs, p. 98 · The Grifols Academy, p. 99
		17.17 Encourage and promote effective public, public-private and civil society partnerships, building on the experience and resourcing strategies of partnerships.	6. Impact on society	Promoting more sustainable public health systems, p. 109-110	
				Social action and community investment	· Environmental issues, p. 117
			7. Environmental responsibility	Waste	· Medication waste management, p.143
				Biodiversity	· Natural protected area in North Carolina, p. 144 · Besòs river basin in Barcelona, p.145

GRIFOLS 2022 Consolidated Directors' Report · 192

Annex V: NON-GAAP measures reconciliation

FY2022 - NET REVENUE RECONCILIATION CONSTANT CURRENCY

In thousands of euros	2022	2021	% Var
REPORTED NET REVENUE	6,063,967	4,933,118	22.9%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(518,222)		
NET REVENUE AT CONSTANT CURRENCY	**5,545,745**	**4,933,118**	**12.4%**

In thousands of euros	2022	2021	% Var
REPORTED BIOPHARMA NET REVENUE	5,005,382	3,814,983	31.2%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(443,407)		
REPORTED BIOPHARMA NET REVENUE AT CONSTANT CURRENCY	**4,561,975**	**3,814,983**	**19.6%**

In thousands of euros	2022	2021	% Var
REPORTED DIAGNOSTIC NET REVENUE	671,292	779,108	(13.8%)
VARIATION DUE TO EXCHANGE RATE EFFECTS	(45,996)		
REPORTED DIAGNOSTIC NET REVENUE AT CONSTANT CURRENCY	**625,296**	**779,108**	**(19.7%)**

In thousands of euros	2022	2021	% Var
REPORTED BIO SUPPLIES NET REVENUE	146,076	115,811	26.1%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(15,003)		
REPORTED BIO SUPPLIES NET REVENUE AT CONSTANT CURRENCY	**131,073**	**115,811**	**13.2%**

In thousands of euros	2022	2021	% Var
REPORTED OTHER & INTERSEGMENTS NET REVENUE	241,217	223,216	(8.1%)
VARIATION DUE TO EXCHANGE RATE EFFECTS	(13,816)		
REPORTED OTHER & INTERSEGMENTS NET REVENUE AT CONSTANT CURRENCY	**227,401**	**223,216**	**(1.9%)**

In thousands of euros	2022	2021	% Var
REPORTED U.S. + CANADA NET REVENUE	3,855,607	3,154,548	22.2%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(433,392)		
U.S. + CANADA NET REVENUE AT CONSTANT CURRENCY	**3,422,215**	**3,154,548**	**8.5%**

In thousands of euros	2022	2021	% Var
REPORTED EU NET REVENUE	1,032,210	906,449	13.9%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(3,630)		
EU NET REVENUE AT CONSTANT CURRENCY	**1,028,580**	**906,449**	**13.5%**

In thousands of euros	2022	2021	% Var
REPORTED RoW NET REVENUE	1,176,150	872,121	34.9%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(81,199)		
RoW NET REVENUE AT CONSTANT CURRENCY	**1,094,951**	**872,121**	**25.6%**

FY 2022 - NET REVENUE RECONCILIATION CONSTANT CURRENCY EXCLUDING BIOTEST

In thousands of euros	2022	2021	% Var
REPORTED NET REVENUE	5,702,728	4,933,118	15.6%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(518,789)		
NET REVENUE AT CONSTANT CURRENCY	**5,183,939**	**4,933,118**	**5.1%**

In thousands of euros	2022	2021	% Var
REPORTED BIOPHARMA NET REVENUE	4,644,143	3,814,983	21.7%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(443,974)		
REPORTED BIOPHARMA NET REVENUE AT CONSTANT CURRENCY	**4,200,169**	**3,814,983**	**10.1%**

In thousands of euros	2022	2021	% Var
REPORTED U.S. + CANADA NET REVENUE	3,853,487	3,154,548	22.2%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(433,392)		
U.S. + CANADA NET REVENUE AT CONSTANT CURRENCY	**3,420,095**	**3,154,548**	**8.4%**

In thousands of euros	2022	2021	% Var
REPORTED EU NET REVENUE	851,795	906,449	(6.0%)
VARIATION DUE TO EXCHANGE RATE EFFECTS	(4,658)		
EU NET REVENUE AT CONSTANT CURRENCY	**847,137**	**906,449**	**(6.5%)**

In thousands of euros	2022	2021	% Var
REPORTED RoW NET REVENUE	997,446	872,121	14.4%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(80,739)		
RoW NET REVENUE AT CONSTANT CURRENCY	**916,707**	**872,121**	**5.1%**

GRIFOLS 2022 Consolidated Directors' Report · 193

☰ CONTENTS
1 About us
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

In thousands of euros	2022	2021	% Var
REPORTED GRIFOLS NET REVENUE	6,063,967	4,933,118	22.9%
BIOTEST NET REVENUE	361,239	-	-
GRIFOLS NET REVENUE STAND-ALONE	**5,702,728**	**4,933,118**	**15.6%**

In thousands of euros	2022	2021	% Var
R&D RECURRENT EXPENSES IN P&L	361.1	354.9	1.8%
R&D CAPITALIZED	36.0	34.7	3.7%
R&D DEPRECIATION & AMORTIZATION & WRITE OFFS	(43.9)	(55.3)	(20.6%)
R&D CAPEX FIXED ASSETS	0.9	1.3	(32.0%)
R&D EXTERNAL	(2.8)	(6.2)	-
R&D NET INVESTMENT	**351.3**	**329.3**	**6.7%**

In thousands of euros	2022	2021	% Var
PP&E ADDITIONS	291,676	266,009	9.6%
SOFTWARE ADDITIONS	31,299	33,516	(6.6%)
INTEREST CAPITALIZED	(25,184)	(18,636)	35.1%
CAPEX	**297,791**	**280,889**	**6.0%**

In millions of euros except ratio	2022	2021
NET FINANCIAL DEBT	9,010.1	6,480.3
EBITDA ADJUSTED 12M	1,287.2	1,076.8
NET LEVERAGE RATIO[1]	**7.13x**	**6.18x**

(1) Excludes the impact of IFRS 16

In thousands of euros	2022	2021	% Var
EBIT	805,680	595,064	35.4%
D&A	415,339	366,435	13.3%
EBITDA REPORTED	**1,221,019**	**961,499**	**27.0%**
% NR	20.1%	19.5%	
% NR without Biotest	21.4%		

In thousands of euros	2022	2021	% Var
EBIT	805,680	595,064	35.4%
D&A	415,339	366,435	13.3%
NON-RECURRING COSTS [2]	25,866	52,405	(50.6%)
EBITDA ADJUSTED	**1,246,885**	**1,013,904**	**23.0%**
% NR	20.6%	20.6%	
% NR without Biotest	21.9%		

(2) 2022 non-recurring items mainly related to the capital gain due to the acquisition of the remaining Acces Biological's equity capital. as well as the Biotest Next Level (BNL) project aimed at expanding production capacity in Dreieich. Germany. and to develop three key R&D projects (IgG Next Gen. Trimodulin. Fibrinogen), To a lesser extent. includes restructuring. divestment and transaction costs,

In thousands of euros	2022	2021	% Var
EBIT	805,680	595,064	35.4%
D&A	415,339	366,435	13.3%
IFRS 16	(99,990)	(78,147)	28.0%
NON-RECURRING ITEMS [3]	166,174	193,435	(14.1%)
EBITDA ADJUSTED 12M	**1,287,203**	**1,076,787**	**(8.0%)**

(3) Non-recurring items are mainly related to transaction. restructuring and divestitures costs. as well as the amount of cost savings. operating improvements and synergies on a "run rate"

GRIFOLS 2022 Consolidated Directors' Report · 194

Annex VI: Socioeconomic impact

Grifols determined the socio-economic impact of its operations in terms of wealth generation and job creation in the United States, Spain, Germany, Ireland and United Kingdom. during 2022.

An input-output analysis was used for this purpose. Following this approach, it is possible to estimate the outputs associated with Grifols' activities based on core inputs (expenditures on supplies of goods and services, R&D+i and capital investments, main taxes paid, financial expenses, dividend payments, and employee expenditures based on wages received).

The input-output framework is an accounting instrument that represents all production and distribution operations of an economy in a given timeframe. This model enables observing the different flows of intersectoral transactions in a specific economy in a reference year. In addition, it allows us to observe a series of effects about the production of the system, linked to the final demand, exogenous to it, which appear broken down between the direct or initial, indirect and total effects, which suppose the sum of the previous ones.


INPUT-OUTPUT MODEL
MULTIPLIER IMPACT
DIRECT IMPACT
INDIRECT IMPACT
INDUCED IMPACT
TOTAL IMPACT
ECONOMIC IMPACT
JOB CREATION

	SPAIN	IRELAND	GERMANY: EXCEPT PLASMA CENTERS	GERMANY PLASMA CENTERS	TOTAL GERMANY	% OF PLASMA CENTERS IN GERMANY
Economic impact (Millions of euros)						
Direct	814	150	60	150	211	71%
Indirect	354	74	29	65	94	69%
Induced	364	81	27	59	86	68%
Total impact	**1,532**	**305**	**117**	**275**	**392**	**70%**
Impact on the employment (nº people)						
Direct	4,217	331	124	1,460	1,584	92%
Indirect	13,025	1,050	576	1,429	2,005	71%
Induced	3,536	222	179	402	581	69%
Total employment	**20,777**	**1,603**	**879**	**3,291**	**4,170**	**79%**

	US: EXCEPT PLASMA CENTERS	US: PLASMA CENTERS	TOTAL US	% OF PLASMA CENTERS IN US
Economic impact (Millions of dollars)				
Direct	2,015	2,864	4,879	59%
Indirect	853	1,169	2,022	58%
Induced	721	1,040	1,761	59%
Total impact	**3,589**	**5,072**	**8,661**	**59%**
Impact on the employment (nº people)				
Direct	4,132	12,531	16,663	75%
Indirect	38,505	100,446	138,951	72%
Induced	4,343	6,215	10,558	59%
Total employment	**46,980**	**119,192**	**166,171**	**72%**

	UK
Economic impact (Millions of GBP)	
Direct	55
Indirect	20
Induced	16
Total impact	**91**
Impact on the employment (nº people)	
Direct	64
Indirect	352
Induced	69
Total employment	**485**

2022 Consolidated Directors’ Report · 195 CONTENTS 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance Annex VII: Bases for the preparation: scope and methodology – total tax contribution Purpose and scope The purpose of “Fiscal Contribution” section included in Chapter 8 “Financial Performance” is to provide information on the taxes paid by the Grifols Group globally in 2022, in an understandable and transparent manner. For this purpose, the information disclosed includes data from the following territories: Spain, the United States, Ireland, Germany and United Kingdom, as these are the most relevant in terms of business volume and presence within the Grifols Group. The measurement has been performed using data obtained from the information systems based on the criteria of PwC’s Total Tax Contribution (CTT) methodology. In addition to the amounts indicated, there may be other tax payments that have not been taken into account because they are not individually identified in the information systems or are not significant in terms of materiality. TTC methodology The Total Tax Contribution methodology measures the total impact of a company’s tax payments. This assessment is made from the point of view of the total contribution of taxes paid directly to the different public administrations as a result of the Grifols’ Group economic activity carried out. In general, the CTT methodology allocates both input and output taxes to each tax year on a cash basis. The key points to be borne in mind in relation to this methodology are: 1. It distinguishes between taxes that are a cost to Grifols and taxes collected Taxes borne are those taxes that Grifols has paid to the governments of the different countries in which it operates. These taxes are those which have represented an effective cost for Grifols, such as taxes on profits or certain environmental taxes. Taxes collected are the taxes that have been paid as a result of economic activities of Grifols, they are not the own costs of Grifols. Here the company is collecting taxes from others, on behalf of government, i.e. income taxes collected from employees under a payroll system. However, these amounts are paid into the public coffers as a result of the economic activity carried out by Grifols and should therefore be included in the analysis as they represent tax revenue due to the economic value generated by Grifols. 2. TTC Framework classifies taxes under 5 categories for clarification purposes: (i) Profit taxes: includes taxes borne on profits earned by companies such as corporate income tax, business tax and taxes levied as withholding taxes on payments to third parties. (ii) Property taxes: are taxes on the ownership, sale, transfer or occupancy of property. (iii) People (or Employment Taxes): these are employment-related taxes both borne and collected, which include employee income tax withholdings or social security payments payable by both the employee and the Company. (iv) Taxes on Products and Services: take into account indirect taxes on the production and consumption of goods and services, including VAT, customs duties, etc. (v) Planet (Environmental Taxes): taxes on the supply, use or consumption of products and services deemed to affect the environment. 3. It includes all tax payments made to Public Administrations In considering the figures contained in this report, it should be taken into account that they include tax payments made to public administrations for items which, due to their characteristics, are of a tax nature, although for historical or cyclical reasons they are not classified as such. In this way, and in line with the philosophy implemented by the OECD in the analysis of a country’s tax burden, contributions to the different administrations in the form of “social security contributions” have also been included in the above data, as they are a compulsory contribution that generally constitutes a significant part of a State’s income and which, due to its tax configuration rather than its contributory nature, is clearly of a tax nature in Spain. The Mirrlees Report 1, which recommends an integration of taxes on labor income and social insurance where these are of a tax and non-contributory nature, takes a similar view. Likewise, the so-called “Lagares Report” considers Social Security contributions to be taxable in nature, when it includes them in its analysis for the reform of the Spanish tax system, and defines them as “a tax that falls directly on labor, although established with very peculiar criteria, its economic effects are crucial for occupation and employment in the Spanish economy”.

2022 Consolidated Directors’ Report · 196 On the other hand, with regard to the possibility of considering surcharges and interest on late payment as a higher (or lower) contribution, the OECD in its document on the classification as a tax on the various payments to public administrations2, does not expressly refer to interest on late payment and surcharges. In line with this criterion, for the purposes of this report they are not considered as a tax contribution. The same document also clearly indicates how fines and penalties would not be considered as a tax even though they are amounts paid to the Tax Authorities, and therefore should not be considered as a higher contribution. In this sense, we maintain the criterion followed by the OECD, and they are not considered as a higher contribution either. (1) The Mirrlees Report was commissioned by the UK’s IFS and published after four years of work in 2011 under the title “Tax by Design, The Mirrlees Review”. This same report has been studied by experts from the University of Vigo and its conclusions have been included in the document entitled “The Mirrlees Report and Environmental Taxation in Spain”. http://www.ifs. org.uk/mirrleesReview/design (2) https://www.oecd.org/tax/tax-policy/oecd-classification-taxes-interpretative-guide.pdf 4. Profit before taxes assumptions made during the preparation of this report The amount of profit before tax excludes intercompany dividends in order to avoid double-counting of the same income of various entities, if that income was distributed as dividends to the other entities of the Group. Such calculation allows to reflect the objective amount of profit before taxes at country levels, and to calculate the objective ETRs since dividends are usually subject to beneficial tax treatment compared to the other types of income (so-called ‘participation exemption’ regime). 5. There are certain particularities with regard to Value Added Tax and equivalent taxes Value Added Tax (and equivalent taxes) is characterized as a tax on products and services collected, the amount of which reflects the result of the net payments made by Grifols to the tax authorities in each of the jurisdictions in which it operates in the corresponding period. Therefore, considering the mechanics of VAT, the figure indicated for a given country for this concept includes the positive amount paid to the corresponding tax authorities, resulting from subtracting the VAT accrued from the amount of VAT deducted. In case that for the year as a whole and for a country, the net amount resulting from subtracting VAT accrued from VAT deducted is negative as a result of a refund, no figure shall be shown for this item. On the other hand, VAT amounts that are not refundable because the value chain cannot be continued by means of the reverse charge instrument shall be considered as input tax on products and services, as they represent a cost for the Company. In this regard, in the process of preparing the report, we have been informed that some items related to the net VAT position of companies resident in the United States could not be reported for the purposes of computing the TTC, as a result of the difficulty in obtaining them in terms of time and resources.

GRIFOLS 2022 Consolidated Directors' Report · 197

Annex VIII: Social return on investment (SROI) methodology

The Social Return on Investment (SROI) method aims to gain a deeper understanding of an organization's social, environmental and economic impact. The SROI method offers Grifols a valuable cost-benefit analysis, offering the leadership team and investors a solid decision-making tool to assess and optimize the firm's social and environmental impacts.

The SROI uses individual assessments to measure the change in stakeholders' lives because of Grifols' activities. The evaluations are quantified and recorded on an impact map, and monetary value is then assigned to the resulting social, environmental and economic impacts.


DATA INPUTS >
SROI PROCESS >
COST & BENEFIT OUTPUT
DONORS
PATIENTS
LOCAL COMMUNITIES
SOCIAL
ECONOMY
HEALTH
SROI METHODOLOGY
Developed from tradicional cost-benefit analysis and social accounting
Quantitative approach to understand and manage the social-value impacts by assigning a monetary value to the amount of change created
SROI IMPACT
SROI RATIO
VALUE GENERATED IN RELATION TO THE INVESTMENT

2022 global SROI analysis

In 2022, Grifols once again measured the value generated by its U.S. and European donation centers and main plasma medicines as treatment indications for alpha-1 antitrypsin to treat AATD. immunoglobulins for primary immunodeficiencies (PIDD), secondary immunodeficiencies (IDS), chronic inflammatory demyelinating polyneuropathy (CIDP), primary immune thrombocytopenia (ITP), Guillain Barré Syndrome and Myasthenia Gravis (MG). clotting factor VIII. and albumin to treat acute liver disease, hepatorenal syndrome and spontaneous bacterial peritonitis (SBP).

Grifols used the SROI (Social Return on Investment) methodology to determine the value generated in 2022 for donors, local communities and patients, and to estimate the global cost-benefit of its treatments.

CONTENTS
1 About us
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

2022 Consolidated Directors’ Report · 198 Analysis of impact on patients in 2022 In 2022, Grifols remained committed to assessing the impact of its main plasma medicines on patients. A study was conducted by an independent expert using the SROI methodology, focusing specifically on the Plasma Procurement and Biopharma business units’ operations, dedicated to the plasma collection, as well as manufacture and distribution of plasma proteins. During this year, new scientific literature facilitated a better demarcation and assessment of quality of life (QOL) indicators, the most reliable metric to evaluate and quantify patients’ progress. One QALY equals one year in perfect health. If an individual’s health falls below this maximum, QALYs accumulate at a rate of less than one per year. The formula for monetarily calculating the improvement in the patient’s quality of life due to treatment considers the value of living one year in perfect health (1 QALY), weighted by the percentage increase of the patient’s improvement. The following summarizes the different economic valuations used to assess the changes in patients based on the variations experienced in their quality of life (QALY), leveraging the distinct methodologies of two sources: - The Boston-based Institute for Clinical and Economic Review (ICER)1. ICER’s latest value assessment framework states a median value of $100,000 per QALY (with an established lower range value of $50,000 and an upper range value of $150,000). This indicator captures the heterogeneity of patients treated, reflecting a global geographic dispersion. - The proposed by Braithwaite et al.202 gives a QALY value of $297,000 in its high range. This indicator mainly reflects the reality of the US. Euro-dollar exchange rate applied €: 1.0501 USD. It is important to mention that this study was prepared in accordance to the principle of prudence and thus, the impact generated by Grifols is probably greater than that reported in this report. The study was carried out by Mr. Hugo Narrillos Roux - PhD with honors in Economics from the Complutense University of Madrid (Spain) – a specialist in social value, and the author of Economía Social: Valoración y medición de la inversión social (método SROI) (Social Economy: Valuation and Measurement of Social Investment (SROI method)). His thesis was titled, “Social Return on Investment: A Good Method to Measure the Social Value Created by Social Firms.” Mr. Narrillos Roux is recognized as an Accredited SROI practitioner from Social Value International, a member-led network focused on social impact and social value. He teaches at several universities and consults for leading global firms to help them evaluate their social impact. 1. ICER Institute for Clinical and Economic Review website, icer-review. org. 2 . Braithwaite, R. Scott, Meltzer, David, King Jr., Joseph, John, Leslie, Douglas, and Roberts, Mark S. Medical Care, Vol. 46, No. 4 (April, 2008), pp. 349-356. Main references: Alpha 1: Augmentation Therapy for _1 Antitrypsin Deficiency: A Meta-Analysis. Chapman, K.R., Stockley, R.A., Dawkins, C., Wilkes, M. M., Navickis, R. J. COPD: Journal of Chronic Obstructive Pulmonary Disease, 6:177–184 (2009) Factor VIII: Pasi, J., Hermans. C., Hakimi,Z., Nazir, J., Aballéa, S., Ezzalfani, M., and Fatoye, F. (2022): Improvement in pain-related quality of life in patients with hemophilia A treated with rFVIIIFc individualized prophylaxis: post hoc analysis from the A-LONG study. Therapeutic Advances in Hematology. 2022, Vol. 13: 1–9 PID: The impact of plasma-derived therapies in Europe. The health and economic case for ensuring sustainable supply. Copenhagen Economics. June 2021. Available at: https://www.copenhageneconomics.com/ publications/publication/the-impact-of-plasma-derived-therapies-in-europe (website visited on January 25th, 2022). CIDP: Hartung, H., Mallick, R., Bril, V., Lewis, R. A., Sobue, G., … Lawo, J. (2019). Patient reported outcomes with subcutaneous immunoglobulin in chronic inflammatory demyelinating polyneuropathy: the PATH Study. European Journal of Neurology. SID: Benbrahim, O., Viallard, J.-F., Choquet, S., Royer, B., Bauduer, F., Decaux, O., … Lévy, V. (2018). The use of octagam and gammanorm in immunodeficiency associated with hematological malignancies: a prospective study from 21 French hematology departments. Hematology, 24(1), 173–182. ITP: Efficacy and mechanism of intravenous immunoglobulin treatment for immune thrombocytopenia in adults. Ruqayyah J. Almizraq1, Donald R. Branch. Annals of Blood. Vol 6 (March 2021). GBS: Immunoglobulin Use for the Management of Painful Peripheral Neuropathy: A Systematic Review and Meta-Analysis. Z. Panagiotis, Liampas, A., Pozotou, T., Parperis, K., Artemiadis, A., Hadjigeorgiou, G. (2022). Pain And Therapy (2022). 11:1219–1227 MG: Porras L.D., Homedes C., Alberti M.A., Santamaria V.V., Casasnovas C. (2022). Quality of Life in Myasthenia Gravis and Correlation of MG-QOL15 with Other Functional Scales. Journal of Clinical Medicine. 2022. 11(8). HC: Runken, M. C., Caraceni, P., Fernandez, J., Zipprich, A., Carlton, R., & Bunke, M. (2019). The cost-effectiveness of albumin in the treatment of decompensated cirrhosis in Germany, Italy, and Spain. Health Economics Review, 9(1).

GRIFOLS 2022 Consolidated Directors' Report · 199

Annex IX: Methodology and calculation of the adjusted and unadjusted wage gap

The following groups have been excluded from the calculation:

- Chairman of Honour
- Executive Chairman
- Co-Chief Executive Officers
- Partial retirees
- Expatriates or displaced employees
- Employees of foundations
- Non-declared employees
- Biotest, Plasmavita Healthcare, Grifols Canada, Grifols Canada Therapeutics, Alkahest, GigaGen, Acces Biologicals LLC y Prometic Plasma Res Inc, since these companies are still not 100% integrated into Grifols' systems and policy framework.

In total, 22,311 employees have been included in the wage gap calculation, distributed by country as follows:

- United States: 16,459
- Spain: 4,138
- Germany: 1,386
- Ireland: 328

The methodology consisted of the use of econometric models that compare the annual salaries at 100% of the occupancy rate of men and women, isolating the effects generated by any and all possible differences identified between the two (socioeconomic factors, job characteristics, etc.).

In other words, the adjusted salary gap measures the difference in retribution for the same job or one of equal value and is calculated using the multiple lineal regression model as follows:

$$ln(W_i) = \beta_0 + \beta_1 \cdot Sexo_i + \sum_{j=2}^{M} \beta_j \cdot X_{ij} + \mu_i$$

- For the calculation of the adjusted and unadjusted wage gap, the gross annual fixed salaries of each person at full time have been taken into account.
- For the econometric calculation of the adjusted wage gap, the following variables were taken into account: age, seniority, educational level, professional category, contract type, occupancy rate, type of activity, geographical area and performance evaluation.
- The results for each country are shown separately, so as not to have to apply a currency exchange rate that distorts the result.
- For reasons of confidentiality and protection of personal data, wage gap data are not shown for those professional categories in which there is not a minimum of 3 persons of each sex.
- In the case of Ireland, Germany or other small groups, the adjusted wage gap data is not shown because it was not possible to obtain data with sufficient statistical significance using the econometric model. For these cases, only the unadjusted wage gap data is shown.

☰ CONTENTS
1 About us
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

GRIFOLS 2022 Consolidated Directors' Report · 200

Annex X: Alliances and associations


4 3 2 1
GRIFOLS
Grifols Engineering S.A.

Main Alliances

- AECOC: Spanish Association of Manufacturers and Distributors
- AENE: Spanish Association of Manufacturers and Distributors of Enteral Nutrition Products
- AmCham: American Chamber of Commerce in Spain, China and Thailand
- ASEBIO: Spanish Association of Bio Companies
- BIOcom Life Sciences Organization of California: California association of bioscience companies and research institutes
- Biotechnology Innovation Organization (BIO): the world's premier biotech trade association whose membership includes industry firms, academic institutions and U.S. state-level centers and organizations
- CAEME: Argentine Association for Pharmaceutical and Biotech Products
- CBDL: Brazilian Chamber of In Vitro Diagnostics Companies
- EMIG: Ethical Medicines Industry Group
- EUCOPE: trade association representing small- to medium-sized pharmaceutical and med-tech firms in Europe
- EURORDIS: non-governmental patient-driven alliance representing 949 rare disease patient organizations in 73 countries
- Farmafluid: Spanish Association of Fluid Therapy and Parenteral Nutrition Pharmaceutical Laboratories
- Farmaindustria: Italian Association of Pharmaceutical Companies
- Global Business Alliance: an association of globally focused U.S. firms that promotes foreign investment in the country
- JACRI: Japanese Association of Clinical Reagents Industry
- LEEM: French industry association representing drug companies operating in France
- MedTech Europe: Trade association representing the medical technology industries, manufacturers of in vitro diagnostics and medical devices operating in Europe and diverse national associations
- National Health Council (U.S.): platform for diverse organizations to forge consensus and drive patient-centered health policy
- North Carolina BIO: trade association for North Carolina's life science industry whose membership includes companies and research institutions working in the pharmaceutical, medical device, diagnostic, clinical research and agricultural biotechnology sectors
- Pathology Technology Australia: Australian association of manufacturers and distributors of in vitro diagnostic reagents and systems.
- PPTA: Plasma Protein Therapeutics Association
- SIGRE: not-for-profit organization established to ensure proper environmental management of medicines and their packaging in the home
- SINDUSFARMA: Brazilian Association of Pharmaceutical Companies
- United States-Spain Council: An organization of U.S. and Spanish leaders who work to cultivate stronger ties between both countries

GRIFOLS 2022 Consolidated Directors' Report · 201

CONTENTS
1 About us
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

The following table outlines Grifols' most significant financial contributions in different industries:

ACTIVITY	INVOLVEMENT / COMMITMENT	2022 CONTRIBUTION
PLASMA INDUSTRY	Grifols supports various projects related to the plasma industry, including the joint promotion of a global code of conduct, educational campaigns, access to clinical treatments, procurement of plasma as a raw material, and awareness campaigns on rare diseases.	€1,611,622
PHARMACEUTICAL INDUSTRY	Defense of policies and practices to promote the discovery of and access to life-enhancing medicines and vaccines for people around the world. Efforts to reinforce regulatory systems to ensure maximum safety throughout the value chain, from production to patient administration while acting ethically and professionally in alignment with Grifols Codes of Conduct.[1]	€236,054
MED-TECH INDUSTRY	Efforts to highlight the social value and contribution of medical technologies, facilitating their access to patients, healthcare professionals, operators and healthcare systems. Promotion of value-based innovation to create more sustainable healthcare systems and meet the growing needs and expectations of health and medical-care systems. Adherence to the highest ethical standards for all training initiatives and interactions with healthcare professionals.[2]	€249,498
BIOTECHNOLOGY INDUSTRY	Participation in national non-profit associations of several bio-tech firms, aimed at increasing their social awareness and promoting innovation by advocating for public policies that favor the growth of this essential industry.[3]	€257,260

(1) IFPMA - Homepage: (https://www.ifpma.org/
(2) Medtech Europe – Homepage (https://www.medtecheurope.org/)
(3) ICBA – Homepage (https://internationalbiotech.org/about/)

Grifols advances social progress through various collaborations with public- and private-sector organizations.

GRIFOLS 2022 Consolidated Directors' Report · 202

Annex XI: Tables related to Chapter 5. Our people

AVERAGE WORKFORCE

AVERAGE WORKFORCE BY COUNTRY

	2022
U.S.	15,669
Spain	4,082
RoW	2,699
Total	**22,450**

AVERAGE WORKFORCE BY REGION AND TYPE OF CONTRACT

	2022		
	Permanent	Temporary	Total
U.S.	15,665	4	15,669
Europe	5,982	254	6,236
RoW	535	10	545
Total	**22,181**	**268**	**22,450**

AVERAGE WORKFORCE BY GENDER AND TYPE OF CONTRACT

	2022		
	Permanent	Temporary	Total
Women	13,217	145	13,362
Men	8,938	124	9,062
Not declared	26	0	26
Total	**22,181**	**268**	**22,450**

AVERAGE WORKFORCE BY GENDER AND WORKING HOURS

	2022		
	Full time	Part time	Total
Women	12,613	749	13,362
Men	8,778	283	9,062
Not declared	25	1	26
Total	**21,417**	**1,033**	**22,450**

AVERAGE WORKFORCE BY WORKING HOURS AND AGE

	2022			
	<30	30-50	>50	Total
Full time	5,818	11,244	4,355	21,417
Part time	398	462	173	1,033
Total	**6,216**	**11,706**	**4,528**	**22,450**

AVERAGE WORKFORCE BY AGE

	2022
<30	6,216
30-50	11,706
>50	4,528
Total	**22,450**

AVERAGE WORKFORCE BY TYPE OF CONTRACT AND AGE

	2022			
	<30	30-50	>50	Total
Permanent	6,125	11,577	4,478	22,181
Temporary	91	128	49	268
Total	**6,216**	**11,706**	**4,528**	**22,450**

AVERAGE WORKFORCE BY PROFESSIONAL CATEGORY AND GENDER

	2022			
%	Women	Men	Not declared	Total
Executives	22.4%	77.6%	0.0%	100%
Directors	41.2%	58.3%	0.5%	100%
Senior management	39.2%	60.8%	0.0%	100%
Management	47.4%	52.5%	0.0%	100%
Senior professionals	46.6%	53.3%	0.0%	100%
Professionals	52.3%	47.6%	0.1%	100%
Administrative staff / manufacturing operators	65.3%	34.6%	0.1%	100%
Total	**60.0%**	**40.0%**	**0.0%**	**100%**

AVERAGE WORKFORCE BY PROFESSIONAL CATEGORY AND TYPE OF CONTRACT

	2022		
	Permanent	Temporary	Total
Executives	126	0	126
Directors	469	3	472
Senior management	568	4	572
Management	1,331	7	1,338
Senior professionals	1,998	19	2,016
Professionals	2,692	61	2,753
Administrative staff / manufacturing operators	14,997	175	15,172
Total	**22,181**	**268**	**22,450**

All tables are related to Grifols Stand-alone, except for those tables indicated in the title that are related to Biotest

GRIFOLS 2022 Consolidated Directors' Report · 203

☰ CONTENTS
1 About us
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

AVERAGE WORKFORCE BY PROFESSIONAL CATEGORY AND AGE

				2022
%	<30	30-50	>50	Total
Executives	0.0%	36.9%	63.1%	100%
Directors	0.4%	45.5%	54.1%	100%
Senior management	0.6%	54.2%	45.2%	100%
Management	3.0%	65.5%	31.6%	100%
Senior professionals	8.5%	64.5%	27.0%	100%
Professionals	13.9%	65.5%	20.5%	100%
Administrative staff / manufacturing operators	37.0%	47.2%	15.8%	100%
Total	**27.7%**	**52.1%**	**20.2%**	**100%**

AVERAGE WORKFORCE BY PROFESSIONAL CATEGORY AND WORKING HOURS

			2022
	Full time	Part time	Total
Executives	122	4	126
Directors	455	17	472
Senior management	558	14	572
Management	1,294	44	1,338
Senior professionals	1,949	67	2,016
Professionals	2,668	84	2,753
Administrative staff / manufacturing operators	14,370	802	15,172
Total	**21,417**	**1,033**	**22,450**

AVERAGE WORKFORCE BY COUNTRY AND GENDER

				2022
	Women	Men	Not declared	Total
U.S.	9,965	5,679	26	15,669
Spain	1,798	2,284	0	4,082
RoW	1,599	1,099	0	2,699
Total	**13,362**	**9,062**	**26**	**22,450**

WORKFORCE DISTRIBUTION

WORKFORCE DISTRIBUTION BY COUNTRY

	2022	%	2021	%	2020	%
Spain	4,217	17.6%	4,163	17.9%	4,292	18.1%
U.S.	16,734	69.9%	16,306	70.2%	16,604	70.2%
RoW	2,996	12.5%	2,765	11.9%	2,759	11.7%
Total	**23,947**	**100.0%**	**23,234**	**100%**	**23,655**	**100%**

WORKFORCE DISTRIBUTION BY COUNTRY - BIOTEST

	2022	%
Germany	1,796	75.9%
Spain	7	0.3%
U.S.	0	0.0%
RoW	564	23.8%
Total	**2,367**	**100%**

WORKFORCE DISTRIBUTION BY AGE

	2022	2021	2020
<30	6,859	6,513	6,885
30-50	12,241	11,997	12,243
>50	4,847	4,724	4,527
Total	**23,947**	**23,234**	**23,655**

WORKFORCE DISTRIBUTION BY AGE - BIOTEST

	2022
<30	434
30-50	1,272
>50	661
Total	**2,367**

2022 Consolidated Directors’ Report · 204 WORKFORCE DISTRIBUTION BY REGION AND TYPE OF CONTRACT 2022 2021 2020 Permanent Temporary Total Permanent Temporary Total Permanent Temporary Total U.S. 16,725 9 16,734 16,299 7 16,306 16,597 7 16,604 Europe 6,356 318 6,674 6,099 285 6,384 5,990 431 6,421 RoW 530 9 539 535 9 544 613 17 630 Total 23,611 336 23,947 22,933 301 23,234 23,200 455 23,655 WORKFORCE DISTRIBUTION BY GENDER AND TYPE OF CONTRACT 2022 2021 2020 Permanent Temporary Total Permanent Temporary Total Permanent Temporary Total Women 14,206 182 14,388 13,831 146 13,977 13,921 221 14,142 Men 9,366 154 9,520 9,101 155 9,256 9,279 234 9,513 Not declared 39 0 39 1 0 1 0 0 0 Total 23,611 336 23,947 22,933 301 23,234 23,200 455 23,655% 98.6% 1.4% 100.0% 98.7% 1.3% 100.0% 98.1% 1.9% 100.0% WORKFORCE DISTRIBUTION BY REGION AND TYPE OF CONTRACT - BIOTEST 2022 Permanent Temporary Total U.S. 000 Europe 2,156 209 2,365 RoW 202 Total 2,158 209 2,367 WORKFORCE DISTRIBUTION BY GENDER AND TYPE OF CONTRACT - BIOTEST 2022 Permanent Temporary Total Women 1,112 157 1,269 Men 1,046 52 1,098 Total 2,158 209 2,367% 91.2% 8.8% 100%

GRIFOLS 2022 Consolidated Directors' Report · 205

CONTENTS
1 About us
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

WORKFORCE DISTRIBUTION BY GENDER AND WORKING HOURS

	2022			2021			2020		
	Full time	Part time	Total	Full time	Part time	Total	Full time	Part time	Total
Women	13,266	1,122	14,388	12,844	1,133	13,977	12,999	1,143	14,142
Men	9,168	352	9,520	8,899	357	9,256	9,114	399	9,513
Not declared	36	3	39	1	0	1	0	0	0
Total	**22,470**	**1,477**	**23,947**	**21,744**	**1,490**	**23,234**	**22,113**	**1,542**	**23,655**
%	**93.8%**	**6.2%**	**100.0%**	**93.6%**	**6.4%**	**100.0%**	**93.5%**	**6.5%**	**100.0%**

WORKFORCE DISTRIBUTION BY GENDER AND WORKING HOURS - BIOTEST

			2022
	Full time	Part time	Total
Women	912	357	1,269
Men	1,030	68	1,098
Total	**1,942**	**425**	**2,367**
%	**82.0%**	**18.0%**	**100%**

WORKFORCE DISTRIBUTION BY WORKING HOURS AND AGE

	2022				2021				2020			
	<30	30-50	>50	Total	<30	30-50	>50	Total	<30	30-50	>50	Total
Full time	6,243	11,648	4,579	22,470	5,852	11,418	4,474	21,744	6,172	11,665	4,276	22,113
Part time	616	593	268	1,477	661	579	250	1,490	713	578	251	1,542
Total	**6,859**	**12,241**	**4,847**	**23,947**	**6,513**	**11,997**	**4,724**	**23,234**	**6,885**	**12,243**	**4,527**	**23,655**

WORKFORCE DISTRIBUTION BY WORKING HOURS AND AGE - BIOTEST

				2022
	<30	30-50	>50	Total
Full time	377	1,044	521	1,942
Part time	57	228	140	425
Total	**434**	**1,272**	**661**	**2,367**

GRIFOLS 2022 Consolidated Directors' Report · 206

WORKFORCE DISTRIBUTION BY TYPE OF CONTRACT AND AGE

	2022				2021				2020			
	<30	30-50	>50	Total	<30	30-50	>50	Total	<30	30-50	>50	Total
Permanent	6,763	12,113	4,735	23,611	6,425	11,880	4,628	22,933	6,715	12,052	4,433	23,200
Temporary	96	128	112	336	88	117	96	301	170	191	94	455
Total	**6,859**	**12,241**	**4,847**	**23,947**	**6,513**	**11,997**	**4,724**	**23,234**	**6,885**	**12,243**	**4,527**	**23,655**

WORKFORCE DISTRIBUTION BY TYPE OF CONTRACT AND AGE - BIOTEST

	2022			
	<30	30-50	>50	Total
Permanent	346	1,173	639	2,158
Temporary	88	99	22	209
Total	**434**	**1,272**	**661**	**2,367**

WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND GENDER

	2022				2021				2020		
	Women	Men	Not declared	Total	Women	Men	Not declared	Total	Women	Men	Total
Executives	23.8%	76.2%	0.0%	122	28.2%	71.8%	0.0%	149	26.1%	73.9%	142
Directors	40.7%	58.9%	0.4%	484	37.6%	62.4%	0.0%	471	36.3%	63.7%	457
Senior management	38.8%	61.2%	0.0%	565	41.2%	58.8%	0.0%	582	40.6%	59.4%	584
Management	47.1%	52.7%	0.1%	1,337	46.7%	53.3%	0.0%	1,302	46.1%	53.9%	1,305
Senior professionals	47.4%	52.6%	0.0%	2,054	47.5%	52.5%	0.0%	2,071	46.0%	54.0%	2,063
Professionals	52.4%	47.6%	0.1%	2,799	52.4%	47.6%	0.0%	2,806	51.7%	48.3%	2,763
Administrative staff / manufacturing operators	65.6%	34.2%	0.2%	16,586	66.0%	34.0%	0.0%	15,853	65.6%	34.4%	16,341
Total	**60.1%**	**39.8%**	**0.2%**	**23,947**	**60.2%**	**39.8%**	**0.0%**	**23,234**	**59.8%**	**40.2%**	**23,655**

WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND GENDER - BIOTEST

	2022		
	Women	Men	Total
Executives	29.7%	70.3%	37
Directors	46.9%	53.1%	209
Senior management	52.7%	47.3%	311
Management	53.4%	46.6%	191
Senior professionals	55.2%	44.8%	279
Professionals	80.6%	19.4%	330
Administrative staff / manufacturing operators	46.9%	53.1%	1,010
Total	**53.6%**	**46.4%**	**2,367**

GRIFOLS 2022 Consolidated Directors' Report · 207

CONTENTS
1 About us
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND TYPE OF CONTRACT

			2022			2021			2020
	Permanent	Temporary	Total	Permanent	Temporary	Total	Permanent	Temporary	Total
Executives	121	1	122	148	1	149	139	3	142
Directors	481	3	484	467	4	471	455	2	457
Senior management	559	6	565	577	5	582	580	4	584
Management	1,318	19	1,337	1,289	13	1,302	1,293	12	1,305
Senior professionals	2,033	21	2,054	2,050	21	2,071	2,041	22	2,063
Professionals	2,728	71	2,799	2,723	83	2,806	2,666	97	2,763
Administrative staff / manufacturing operators	16,371	215	16,586	15,679	174	15,853	16,026	315	16,341
Total	**23,611**	**336**	**23,947**	**22,933**	**301**	**23,234**	**23,200**	**455**	**23,655**

WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND TYPE OF CONTRACT - BIOTEST

			2022
	Permanent	Temporary	Total
Executives	37	0	37
Directors	203	6	209
Senior management	281	30	311
Management	181	10	191
Senior professionals	262	17	279
Professionals	278	52	330
Administrative staff / manufacturing operators	916	94	1,010
Total	**2,158**	**209**	**2,367**

WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND AGE

				2022				2021				2020
	<30	30-50	>50	Total	<30	30-50	>50	Total	<30	30-50	>50	Total
Executives	0.0%	36.9%	63.1%	122	0.0%	38.9%	61.1%	149	0.7%	33.1%	66.2%	142
Directors	0.2%	44.0%	55.8%	484	0.6%	42.9%	56.5%	471	0.4%	41.8%	57.8%	457
Senior management	0.4%	54.0%	45.7%	565	0.9%	51.7%	47.4%	582	0.2%	52.4%	47.4%	584
Management	2.2%	64.9%	32.8%	1,337	2.8%	64.0%	33.2%	1,302	2.0%	64.7%	33.3%	1,305
Senior professionals	7.9%	64.0%	28.1%	2,054	8.1%	64.9%	27.0%	2,071	7.8%	65.2%	27.0%	2,063
Professionals	13.7%	64.8%	21.5%	2,799	13.6%	65.6%	20.8%	2,806	16.3%	63.9%	19.8%	2,763
Administrative staff / manufacturing operators	37.9%	46.3%	15.8%	16,586	37.3%	46.8%	15.9%	15,853	38.2%	47.4%	14.4%	16,341
Total	**28.6%**	**51.1%**	**20.2%**	**23,947**	**28.0%**	**51.6%**	**20.3%**	**23,234**	**29.1%**	**51.8%**	**19.1%**	**23,655**

GRIFOLS 2022 Consolidated Directors' Report · 208

WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND AGE - BIOTEST

				2022
	<30	30-50	>50	Total
Executives	0.0%	32.4%	67.6%	37
Directors	0.5%	49.3%	50.2%	209
Senior management	9.6%	59.8%	30.5%	311
Management	3.1%	70.7%	26.2%	191
Senior professionals	14.3%	68.1%	17.6%	279
Professionals	23.9%	52.4%	23.6%	330
Administrative staff / manufacturing operators	27.5%	46.8%	25.6%	1,010
Total	**18.3%**	**53.7%**	**27.9%**	**2,367**

WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND WORKING HOURS

			2022			2021			2020
	Full time	Part time	Total	Full time	Part time	Total	Full time	Part time	Total
Executives	122	0	122	148	1	149	142	0	142
Directors	449	35	484	433	38	471	416	41	457
Senior management	557	8	565	577	5	582	578	6	584
Management	1,303	34	1,337	1,273	29	1,302	1,275	30	1,305
Senior professionals	2,001	53	2,054	2,014	57	2,071	2,006	57	2,063
Professionals	2,696	103	2,799	2,702	104	2,806	2,653	110	2,763
Administrative staff / manufacturing operators	15,342	1,244	16,586	14,597	1,256	15,853	15,043	1,298	16,341
Total	**22,470**	**1,477**	**23,947**	**21,744**	**1,490**	**23,234**	**22,113**	**1,542**	**23,655**

WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND WORKING HOURS - BIOTEST

			2022
	Full time	Part time	Total
Executives	34	3	37
Directors	180	29	209
Senior management	229	82	311
Management	172	19	191
Senior professionals	220	59	279
Professionals	260	70	330
Administrative staff / manufacturing operators	847	163	1,010
Total	**1,942**	**425**	**2,367**

GRIFOLS 2022 Consolidated Directors' Report · 209

CONTENTS
1 About us
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

WORKFORCE DISTRIBUTION BY COUNTRY AND GENDER

	2022				2021				2020		
	Women	Men	Not declared	Total	Women	Men	Not declared	Total	Women	Men	Total
U.S.	10,655	6,041	38	16,734	10,424	5,881	1	16,306	10,520	6,084	16,604
Spain	1,877	2,340	0	4,217	1,867	2,296	0	4,163	1,942	2,350	4,292
RoW	1,856	1,139	1	2,996	1,686	1,079	0	2,765	1,680	1,079	2,759
Total	**14,388**	**9,520**	**39**	**23,947**	**13,977**	**9,256**	**1**	**23,234**	**14,142**	**9,513**	**23,655**

WORKFORCE DISTRIBUTION BY COUNTRY AND GENDER - BIOTEST

	2022		
	Women	Men	Total
Germany	840	956	1,796
Spain	5	2	7
U.S.	0	0	0
RoW	424	140	564
Total	**1,269**	**1,098**	**2,367**

JOINERS AND LEAVERS

EMPLOYEE NEW HIRES

	2022				2021				2020		
	Women	Men	Not declared	Total	Women	Men	Not declared	Total	Women	Men	Total
Total number of employees	14,388	9,520	39	23,947	13,977	9,256	1	23,234	14,142	9,513	23,655
Joiners*	8,296	3,208	64	11,568	7,073	2,306	0	9,379	3,041	1,921	4,962
Ratio (joiners/number of employees)	**57.7%**	**33.7%**	**164.1%**	**48.3%**	**50.6%**	**24.9%**	**0.0%**	**40.4%**	**21.5%**	**20.2%**	**21.0%**

Note: Employees from acquisitions on the transaction date are not included as joiners.

EMPLOYEE NEW HIRES - BIOTEST

	2022		
	Women	Men	Total
Total number of employees	1,269	1,098	2,367
Joiners*	362	220	582
Ratio (joiners/number of employees)	**28.5%**	**20.0%**	**24.6%**

*Note: Employees from acquisitions on the transaction date are not included as joiners.

2022 Consolidated Directors’ Report · 210 EMPLOYEE TURNOVER 2022 2021 2020 Women Men Not declared Total Women Men Not declared Total Women Men Total Total number of employees 14,388 9,520 39 23,947 13,977 9,256 1 23,234 14,142 9,513 23,655 Leavers 7,666 2,885 31 10,582 7,673 2,814 0 10,487 5,552 2,136 7,688 Ratio (leavers/number of employees) 53.3% 30.3% 79.5% 44.2% 54.9% 30.4% 0.0% 45.1% 39.3% 22.5% 32.5% LEAVERS 2022 Voluntary Involuntary Total Executives 7% 15% 21% Directors 8% 9% 17% Senior management 8% 6% 13% Management 8% 5% 14% Senior professionals 10% 5% 15% Professionals 13% 7% 19% Administrative staff / manufacturing operators 47% 10% 56% Total 36% 9% 44% LEAVERS BY PROFESSIONAL CATEGORY 2022 Executives 26 Directors 80 Senior management 75 Management 186 Senior professionals 308 Professionals 537 Administrative staff / manufacturing operators 9,370 Total 10,582 LEAVERS BY PROFESSIONAL CATEGORY - BIOTEST 2022 Executives 3 Directors 15 Senior management 43 Management 17 Senior professionals 17 Professionals 60 Administrative staff / manufacturing operators 177 Total 332 EMPLOYEE TURNOVER - BIOTEST 2022 Women Men Total Total number of employees 1,269 1,098 2,367 Leavers 227 105 332 Ratio (leavers/number of employees) 17.9% 9.6% 14.0%

GRIFOLS 2022 Consolidated Directors' Report · 211

CONTENTS
1 About us
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

DISMISSALS

DISMISSAL BY COUNTRY AND GENDER

	2022				2021			2020		
	Women	Men	Not declared	Total	Women	Men	Total	Women	Men	Total
Spain	25	40	0	65	83	47	130	10	17	27
U.S.	977	500	8	1,485	455	254	709	743	331	1,074
RoW	52	23	0	75	118	78	196	67	31	98
Total	**1,054**	**563**	**8**	**1,625**	**656**	**379**	**1,035**	**820**	**379**	**1,199**
%	64.9%	34.6%	0.5%	100.0%	63.4%	36.6%	100.0%	68.4%	31.6%	100.0%

DISMISSALS BY COUNTRY AND GENDER - BIOTEST

			2022
	Women	Men	Total
Germany	14	17	31
Spain	0	0	0
U.S.	0	0	0
RoW	25	6	31
Total	**39**	**23**	**62**
%	62.9%	37.1%	100.0%

DISMISSAL BY PROFESSIONAL CATEGORY AND COUNTRY

	2022			2021			2020		
	Spain	U.S.	RoW	Spain	U.S.	RoW	Spain	U.S.	RoW
Executives	2	10	0	0	4	0	1	0	0
Directors	3	17	6	1	13	3	1	7	1
Senior management	9	8	2	1	8	4	2	4	1
Management	13	35	4	3	12	14	0	6	5
Senior professionals	9	53	5	7	22	20	1	16	4
Professionals	6	114	13	9	32	42	1	40	13
Administrative staff / manufacturing operators	23	1,248	45	109	618	113	21	1,001	74
Total	**65**	**1,485**	**75**	**130**	**709**	**196**	**27**	**1,074**	**98**

2022 Consolidated Directors’ Report · 212 DISMISSAL BY PROFESSIONAL CATEGORY AND COUNTRY - BIOTEST 2022 Germany Spain U.S. RoW Executives 1 0 0 0 Directors 3 0 0 0 Senior management 0 0 0 2 Management 1007 Senior Professionals 1 0 0 0 Professionals 1 0 0 12 Administrative staff / Manufacturing operators 24 0 0 10 Total 31 0 0 31 DISMISSAL BY COUNTRY AND AGE 2022 2021 2020 <30 30-50 >50 Total <30 30-50 >50 Total <30 30-50 >50 Total Spain 4 37 24 65 12 99 19 130 8 16 3 27 U.S. 606 680 199 1,485 272 339 98 709 523 446 105 1,074 RoW 14 34 27 75 46 102 48 196 29 47 22 98 Total 624 751 250 1,625 330 540 165 1,035 560 509 130 1,199% 38.4% 46.2% 15.4% 100.0% 31.9% 52.2% 15.9% 100.0% 46.7% 42.5% 10.8% 100.0% DISMISSAL BY COUNTRY AND AGE - BIOTEST 2022 <30 30-50 >50 Total Germany 11 13 7 31 Spain 0 0 0 0 U.S. 0 0 0 0 RoW 8 16 7 31 Total 19 29 14 62% 30.6% 46.8% 22.6% 100.0%

GRIFOLS 2022 Consolidated Directors' Report · 213

CONTENTS
1 About us
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

ABSENTEEISM

BREAKDOWN OF ABSEENTISM BY TYPE AND COUNTRY

	2022				2021				2020			
	Spain	U.S.	RoW	Total	Spain	U.S.	RoW	Total	Spain	U.S.	RoW	Total
Illness	380,924	586,913	315,499	1,283,336	370,163	548,671	234,421	1,153,255	311,932	564,523	293,958	1,170,413
Work accident	66,324	36,928	3,494	106,746	55,485	40,059	3,714	99,258	66,809	35,159	4,314	106,282
Maternity / Paternity	127,633	112,717	135,339	375,689	94,018	157,978	120,017	372,013	81,363	145,309	116,389	343,061
Paid leave	50,080	120,422	36,336	206,838	83,644	259,507	18,002	361,153	115,581	425,152	11,919	552,652
Unpaid leave	1,582	177,047	26,371	205,000	1,958	193,785	16,322	212,065	1,870	254,972	18,137	274,979
Total	**626,542**	**1,034,027**	**517,040**	**2,177,610**	**605,268**	**1,200,000**	**392,476**	**2,197,744**	**577,555**	**1,425,115**	**444,717**	**2,447,387**

BREAKDOWN OF ABSEENTISM BY TYPE AND COUNTRY - BIOTEST

	Germany 2022*
	Total
Illness	239,233
Work accident	4,269
Maternity / Paternity	117,082
Paid leave	104,505
Unpaid leave	3,994
Total	**469,083**

*Only German entities included

BREAKDOWN OF ABSEENTISM BY TYPE AND GENDER

	2022						2021					2020				
	Women	Men	Not declared	Total	Women %	Men %	Women	Men	Total	Women %	Men %	Women	Men	Total	Women %	Men %
Illness	905,342	377,063	932	1,283,337	71%	29%	802,452	350,803	1,153,255	70%	30%	838,705	331,708	1,170,413	72%	28%
Work accident	65,402	41,345	0	106,747	61%	39%	61,599	37,659	99,258	62%	38%	62,076	44,210	106,286	58%	42%
Maternity / Paternity	298,566	77,123	0	375,689	79%	21%	312,418	59,594	372,012	84%	16%	302,923	40,138	343,061	88%	12%
Paid leave	134,921	71,836	80	206,837	65%	35%	245,544	115,570	361,114	68%	32%	367,349	185,301	552,650	66%	34%
Unpaid leave	141,841	63,159	0	205,000	69%	31%	147,731	64,333	212,064	70%	30%	213,239	61,920	275,159	77%	23%
Total	**1,546,072**	**630,526**	**1,012**	**2,177,610**	**71%**	**29%**	**1,569,744**	**627,959**	**2,197,703**	**71%**	**29%**	**1,784,292**	**663,277**	**2,447,569**	**73%**	**27%**

BREAKDOWN OF ABSEENTISM BY TYPE AND GENDER - BIOTEST

	2022				
	Women	Men	Total	Women %	Men %
Illness	116,069	123,164	239,233	49%	51%
Work accident	554	3,715	4,269	13%	87%
Maternity / Paternity	104,782	12,300	117,082	89%	11%
Paid leave	37,850	66,655	104,505	36%	64%
Unpaid leave	2,164	1,830	3,994	54%	46%
Total	**261,420**	**207,664**	**469,083**	**56%**	**44%**

*Only german entities included

GRIFOLS 2022 Consolidated Directors' Report · 214

TRAINING HOURS

BREAKDOWN IN TRAINING HOURS BY PROFESSIONAL CATEGORY AND GENDER

	2022				2021				2020		
	Women	Men	Not declared	Total	Women	Men	Not declared	Total	Women	Men	Total
Executives	512	1,349	0	1,861	707	1,482	0	2,189	611	1,453	2,064
Directors	6,432	8,889	46	15,367	4,060	7,024	0	11,084	4,533	6,970	11,503
Senior management	8,280	11,647	0	19,927	10,567	12,688	0	23,255	9,459	14,913	24,372
Management	20,143	26,018	12	46,173	20,183	23,960	0	44,143	19,925	24,643	44,568
Senior professionals	46,076	56,366	17	102,459	38,309	45,206	0	83,515	37,947	44,324	82,271
Professionals	102,709	92,304	434	195,447	122,234	105,079	0	227,313	52,807	60,317	113,124
Administrative staff / manufacturing operators	3,127,749	1,196,391	13,440	4,337,580	1,699,131	728,586	231	2,427,948	1,106,114	631,046	1,737,160
Total	**3,311,901**	**1,392,964**	**13,949**	**4,718,814**	**1,895,191**	**924,025**	**231**	**2,819,447**	**1,231,396**	**783,666**	**2,015,062**
% by gender	70%	30%	0%	100%	67%	33%	0%	100%	61%	39%	100%
Average workforce	13,362	9,062	26	22,450	11,998	8,624	1	20,623	11,719	8,562	20,281
Ratio	247.66	153.71	536.5	938.07	157.96	107.15	231.00	136.71	105.08	91.53	99.36

BREAKDOWN IN TRAINING HOURS BY PROFESSIONAL CATEGORY AND GENDER - BIOTEST

			2022
	Women	Men	Total
Executives	218	545	763
Directors	2,058	2,352	4,409
Senior management	3,673	3,000	6,673
Management	2,298	1,860	4,158
Senior professionals	3,897	2,714	6,611
Professionals	6,919	1,392	8,311
Administrative staff / manufacturing operators	10,025	10,749	20,775
Total	**29,088**	**22,612**	**51,700**
% by gender	56%	44%	100%

GRIFOLS 2022 Consolidated Directors' Report · 215

☰ CONTENTS
1 About us
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

BREAKDOWN IN TRAINING HOURS BY COUNTRY AND GENDER

	2022				2021				2020		
	Women	Men	Not declared	Total	Women	Men	Not declared	Total	Women	Men	Total
U.S.	3,105,514	1,190,597	13,949	4,310,060	1,681,538	730,020	231	2,411,789	988,337	543,680	1,532,017
Spain	115,414	153,995	0	269,409	99,756	133,292	0	233,048	153,864	173,571	327,435
RoW	90,972	48,373	0	139,345	113,897	60,713	0	174,610	89,195	66,415	155,610
Total	**3,311,900**	**1,392,965**	**13,949**	**4,718,814**	**1,895,191**	**924,025**	**231**	**2,819,447**	**1,231,396**	**783,666**	**2,015,062**

BREAKDOWN IN TRAINING HOURS BY COUNTRY AND GENDER - BIOTEST

			2022
	Women	Men	Total
Germany	16,649	18,948	35,597
Spain	377	80	457
U.S.	0	0	0
RoW	12,062	3,584	15,646
Total	**29,088**	**22,612**	**51,700**

MANAGERS TRAINED IN LEADERSHIP

	2022	2021	2020
Managers trained	583	481	594

TRAINED STAFF

	2022	2021	2020
Graduates	8	6	8
Grants awarded	403	428	449

THE GRIFOLS ACADEMY - PROFESSIONAL DEVELOPMENT

	2022	2021	2020
Employee participants	2,001	2,068	3,706
Number of training sessions	135	163	249
Online training hours	4,467.75	5,630	6,398

BREAKDOWN IN TRAINING HOURS IN HEALTH, SAFETY AND ENVIRONMENT

	2022	2021	2020
Total	170,240	141,418	116,410

THE GRIFOLS ACADEMY - PLASMAPHERESIS

	2022	2021	2020
Employess trained	13,736	9,731	6,225
Participants on campuses	893	495	256
Distance participants	110	85	100
Online hours	39,099	42,492	23,783
Hours of distance training	2,468	1,631	1,496

THE GRIFOLS ACADEMY - IMMUNOHEMATOLOGY

	2022	2021	2020
Professionals trained on transfussional medicine	5,518	4,939	3,575
Total educational programs	23	20	15
Webinar	19	19	15
Courses	2	0	0
Practical workshops	2	1	0

BREAKDOWN IN TRAINING HOURS IN HEALTH, SAFETY AND ENVIRONMENT - BIOTEST

	2022
Total	5,230

GRIFOLS 2022 Consolidated Directors' Report · 216

ACCIDENT RATE

ACCIDENT RATE

	U.S. 2022		U.S. 2021		Spain 2022		Spain 2021		Ireland 2022		Ireland 2021		Germany 2022		Germany 2021	
	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men
Total number of work accidents with leave* (LTI) withour leave (NLTI) and first aid (FA)	928	373	605	222	90	122	87	130	7	3	1	2	63	13	53	14
Total number of work accidents with leave** (LTI)	76	19	50	18	26	42	27	44	0	1	1	2	20	4	27	9
Hours worked	19,160,137	11,166,314	17,279,592	10,729,324	2,939,603	3,724,420	2,808,682	3,661,913	259,428	339,417	194,544	276,626	1,383,458	664,814	1,655,169	673,024
Accident Frequency Index***	4.0	1.7	2.9	1.7	8.8	11.3	9.6	12.0	0.00	2.9	5.1	7.2	14.5	6.0	16.3	13.4
Severity Index****	0.11	0.09	0.04	0.06	0.29	0.31	0.21	0.35	0.00	0.00	0.07	0.03	0.14	0.10	0.22	0.13
Professional illnesses	0	0	-	-	0	0	-	-	0	0	-	-	0	0	-	-

ACCIDENT RATE - BIOTEST

	2022	
	Women	Men
Total number of work accidents with leave* (LTI) without leave (NLTI) and first aid (FA)	61	26
Total number of work accidents with leave** (LTI)	9	23
Hours worked	1,451,784	1,792,284
Accident Frequency Index***	6.2	12.8
Severity Index****	0.26	0.05

*Only german entities are included

*Total number of accidents with sick leave (non itinere) without sick leave and first aid.

**Total number of accidents with sick leave (non itinere) excluding COVID

***Number of occupational accidents with sick leave (non itinere) excluding COVID / total no, of actual hours worked *10^6

****Nº of days not worked due to occupational accidents with sick leave (non itinere) excluding COVID /nº of actual hours worked *10^3).

The days lost are counted as the difference between the calendar days (without discounting holidays or vacations in the calculation) between the date of discharge and the date of sick leave.

GRIFOLS 2022 Consolidated Directors' Report · 217

≡ CONTENTS
1 About us
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

AVERAGE RETRIBUTIONS

SPAIN - EUROS

		Fixed Wage-Average 2022	Fixed Wage-Average 2021	Fixed Wage-Average 2020
Executives	Women	287,311.2	212,963.7	236,614.2
	Men	283,288.9	270,613.6	293,358.1
Directors	Women	106,426.4	99,625.6	104,228.4
	Men	122,761.5	120,321.9	124,396.9
Senior management	Women	77,615.6	77,568.5	78,342.0
	Men	82,403.3	81,002.8	80,413.0
Management	Women	56,150.6	55,164.9	54,357.8
	Men	59,679.4	59,317.4	58,921.7
Senior professionals	Women	42,881.6	41,756.0	41,585.4
	Men	46,370.8	45,345.3	44,829.2
Professionals	Women	37,776.2	36,836.7	36,119.2
	Men	39,319.5	38,559.2	37,893.0
Admin/manuf. operators	Women	28,202.0	27,597.7	27,048.6
	Men	28,774.1	28,136.4	27,700.6

IRELAND - EUROS

		Fixed Wage-Average 2022	Fixed Wage-Average 2021	Fixed Wage-Average 2020
Executives	Women	n/a	n/a	n/a
	Men	n/a	n/a	n/a
Directors	Women	n/a	n/a	n/a
	Men	n/a	n/a	n/a
Senior management	Women	110,980.0	115,833.3	n/a
	Men	119,091.7	108,211.1	n/a
Management	Women	70,401.7	69,802.4	68,352.2
	Men	80,401.0	73,069.3	77,902.6
Senior professionals	Women	55,616.3	52,880.6	52,791.0
	Men	59,794.8	54,338.6	52,654.0
Professionals	Women	45,099.1	43,448.2	44,874.8
	Men	48,099.6	45,496.2	46,715.1
Admin/manuf. operators	Women	37,382.6	37,401.8	36,471.1
	Men	36,875.3	37,545.3	37,221.7

U.S. - USD

Plasma centers

		Fixed Wage-Average 2022	Fixed Wage-Average 2021	Fixed Wage-Average 2020
Executives	Women	423,128.9	377,434.2	352,263.5
	Men	327,646.3	401,357.4	380,995.7
Directors	Women	200,068.6	200,302.6	208,555.6
	Men	227,863.1	214,532.9	217,271.4
Senior management	Women	158,824.1	144,350.6	152,708.0
	Men	162,299.8	158,173.6	150,236.0
Management	Women	105,920.4	98,616.3	104,709.3
	Men	111,852.3	108,925.6	110,151.9
Senior professionals	Women	90,679.2	85,525.7	86,063.6
	Men	93,429.4	91,855.2	90,880.2
Professionals	Women	67,403.6	62,362.5	62,882.7
	Men	70,289.3	65,102.4	66,155.5
Admin/manuf. operators	Women	42,367.8	37,798.8	35,659.4
	Men	41,653.4	37,421.6	35,017.3

U.S. - USD

Rest of activities

		Fixed Wage-Average 2022	Fixed Wage-Average 2021	Fixed Wage-Average 2020
Executives	Women	431,673.0	303,731.8	303,731.8
	Men	402,767.9	406,172.7	407,974.4
Directors	Women	222,949.8	205,835.1	207,781.0
	Men	230,487.9	217,810.3	219,348.1
Senior management	Women	170,195.2	165,250.4	168,071.5
	Men	177,603.8	166,667.3	168,751.0
Management	Women	133,476.6	124,956.6	125,690.3
	Men	139,899.7	131,632.8	132,194.5
Senior professionals	Women	112,693.1	104,338.8	104,468.4
	Men	112,378.6	105,809.3	106,722.8
Professionals	Women	80,065.1	73,199.3	71,969.8
	Men	83,287.4	77,673.7	77,004.3
Admin/manuf. operators	Women	60,957.0	57,175.9	57,175.5
	Men	63,889.0	61,328.9	59,884.6

GRIFOLS 2022 Consolidated Directors' Report · 218

GERMANY - EUROS

		Fixed Wage-Average 2022	Fixed Wage-Average 2021	Fixed Wage-Average 2020
Executives	Women	n/a	n/a	n/a
	Men	n/a	n/a	n/a
Directors	Women	172,301.1	175,768.2	172,018.2
	Men	183,879.9	162,279.9	158,361.4
Senior management	Women	91,136.0	97,142.7	93,098.6
	Men	116,751.0	116,580.1	115,787.1
Management	Women	83,347.3	76,584.4	75,927.0
	Men	88,562.4	84,118.2	83,514.7
Senior professionals	Women	58,765.4	57,413.9	55,902.3
	Men	60,060.9	64,481.7	60,519.8
Professionals	Women	62,654.9	60,365.9	59,479.1
	Men	60,651.4	57,897.2	61,649.6
Admin./Manuf. Operators	Women	34,632.7	28,882.8	28,349.3
	Men	33,317.0	28,014.3	27,632.7

AVERAGE WAGE* BY AGE

SPAIN - EUROS

	Fixed Wage-Average 2022	Fixed Wage-Average 2021	Fixed Wage-Average 2020
<30	33,146.4	31,989.2	30,569.3
30-50	41,938.6	40,765.5	39,790.9
>50	58,172.8	59,117.1	58,703.3

AVERAGE WAGE* BY AGE

U.S. - USD

	Fixed Wage-Average 2022	Fixed Wage-Average 2021	Fixed Wage-Average 2020
<30	40,800.6	36,112.0	34,501.9
30-50	62,434.9	57,846.3	58,880.9
>50	89,849.2	86,462.3	92,155.3

AVERAGE WAGE* BY AGE

IRELAND - EUROS

	Fixed Wage-Average 2022	Fixed Wage-Average 2021	Fixed Wage-Average 2020
<30	48,304.7	46,946.5	44,382.0
30-50	57,997.7	55,937.7	56,338.7
>50	82,253.7	89,154.0	95,269.4

AVERAGE WAGE* BY AGE

GERMANY - EUROS

	Fixed Wage-Average 2022	Fixed Wage-Average 2021	Fixed Wage-Average 2020
<30	36,957.2	30,948.0	30,762.5
30-50	44,162.1	39,398.9	38,132.7
>50	53,524.1	50,220.4	49,258.6

AVERAGE RETRIBUTION OF BOARD MEMBERS AND EXECUTIVES BY GENDER

Euros			2022			2021			2020
	Women	Men	Total	Women	Men	Total	Women	Men	Total
Total average salary	250,329.3	292,935.3	277,054.2	223,249.3	278,680.7	259,405.0	217,543.0	273,101.7	254,582.0
Executives. employees and Board Members	186	313	499	177	332	509	170	340	510
Gender pay gap			**14.50%**			**19.90%**			**20.30%**

* To avoid distorting the results. the average fixed salary excludes salaries based on seniority or individual/personal events

GRIFOLS 2022 Consolidated Directors' Report · 219

☰ CONTENTS
1 About us
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

CONTRIBUTION TO LONG-TERM SAVING SYSTEMS

Miles de euros			2022			2021			2020
	Women	Men	Total	Women	Men	Total	Women	Men	Total
Spain	448.7	584.1	1,032.8	419.3	528.5	947.8	390.6	505.1	895.7
U.S.	15,406.4	15,652.4	31,058.8	12,426.1	13,539.4	25,965.5	12,431.0	14,462.0	26,893.0
RoW	384.4	412.2	796.6	435.0	403.6	838.6	298.3	289.1	587.4
Total	**16,239.5**	**16,648.7**	**32,888.2**	**13,280.4**	**14,471.5**	**27,751.9**	**13,119.9**	**15,256.2**	**28,376.1**
%	49.4%	50.6%	100.0%	47.9%	52.1%	100.0%	46.2%	53.8%	100.0%

GENDER GAP

SPAIN

	Adjusted Gender Pay Gap 2022	Gender Pay Gap 2022	Adjusted Gender Pay Gap 2021	Gender Pay Gap 2021	Adjusted Gender Pay Gap 2020	Gender Pay Gap 2020
Executives	n/a	-1.40%	n/a	21.30%	n/a	19.30%
Directors	6.50%	13.30%	17.20%	17.20%	n/a	16.20%
Senior management	5.30%	5.80%	3.50%	4.20%	1.20%	2.60%
Management	4.40%	5.90%	6.30%	7.00%	6.80%	7.70%
Senior professionals	4.00%	7.50%	3.10%	7.90%	4.30%	7.20%
Professionals	3.00%	3.90%	2.30%	4.50%	3.90%	4.70%
Admin/manuf. operators	0.90%	2.00%	0.80%	1.90%	0.70%	2.40%

U.S. - Plasma centers

	Adjusted Gender Pay Gap 2022	Gender Pay Gap 2022	Adjusted Gender Pay Gap 2021	Gender Pay Gap 2021	Adjusted Gender Pay Gap 2020	Gender Pay Gap 2020
Executives	n/a	-29.10%	n/a	6.00%	n/a	7.50%
Directors	2.80%	12.20%	-1.20%	6.60%	n/a	4.00%
Senior management	n/a	2.10%	n/a	8.70%	n/a	-1.60%
Management	1.80%	5.30%	6.30%	9.50%	n/a	4.90%
Senior professionals	-0.60%	2.90%	5.40%	6.90%	5.00%	5.30%
Professionals	3.70%	4.10%	4.40%	4.20%	5.10%	4.90%
Admin/manuf. operators	-2.50%	-1.70%	-1.50%	-1.00%	-1.50%	-1.80%

GRIFOLS 2022 Consolidated Directors' Report · 220

U.S. - Rest of activities

	Adjusted Gender Pay Gap 2022	Gender Pay Gap 2022	Adjusted Gender Pay Gap 2021	Gender Pay Gap 2021	Adjusted Gender Pay Gap 2020	Gender Pay Gap 2020
Executives	n/a	-7.20%	n/a	25.20%	n/a	24.00%
Directors	1.30%	3.30%	5.20%	5.50%	4.60%	4.80%
Senior management	2.50%	4.20%	-1.00%	0.90%	-2.00%	0.40%
Management	6.70%	4.60%	4.50%	5.10%	5.00%	5.00%
Senior professionals	1.30%	-0.30%	3.20%	1.40%	3.00%	1.90%
Professionals	2.30%	3.90%	1.80%	5.80%	5.90%	6.60%
Admins, / Manuf, Operators	4.50%	4.60%	5.20%	6.80%	3.60%	4.60%

IRELAND

	Adjusted Gender Pay Gap 2022	Gender Pay Gap 2022	Adjusted Gender Pay Gap 2021	Gender Pay Gap 2021	Adjusted Gender Pay Gap 2020	Gender Pay Gap 2020
Executives	n/a	n/a	n/a	n/a	n/a	n/a
Directors	n/a	n/a	n/a	n/a	n/a	n/a
Senior management	n/a	6.80%	n/a	-7.00%	n/a	n/a
Management	n/a	12.40%	n/a	4.50%	n/a	12.30%
Senior professionals	4.90%	7.00%	-1.00%	2.70%	n/a	-0.30%
Professionals	n/a	6.20%	1.80%	4.50%	n/a	3.90%
Admins, / Manuf, Operators	-1.00%	-1.40%	-1.00%	0.40%	n/a	2.00%

GERMANY

%	Adjusted Gender Pay Gap 2022	Gender Pay Gap 2022	Adjusted Gender Pay Gap 2021	Gender Pay Gap 2021	Adjusted Gender Pay Gap 2020	Gender Pay Gap 2020
Executives	n/a	n/a	n/a	n/a	n/a	n/a
Directors	n/a	6.30%	n/a	-8.30%	n/a	-8.60%
Senior management	n/a	21.90%	n/a	16.70%	n/a	19.60%
Management	n/a	5.90%	n/a	9.00%	n/a	9.10%
Senior professionals	n/a	2.20%	8.90%	11.00%	n/a	7.60%
Professionals	2.10%	-3.30%	-0.70%	-4.30%	3.50%	3.50%
Admins, / Manuf, Operators	-1.40%	-3.90%	-4.20%	-3.10%	-1.30%	-2.60%

For confidentiality and personal data protection reasons. no pay gap data is shown in those professional categories in which there is not a minimum of 3 people of each gender, The adjusted gender pay gap is not shown in those categories for which it is not possible to obtain data with enough statistical significance through the econometric model,

2022 Consolidated Directors’ Report · 221 CONTENTS 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance PEOPLE WITH SOME TYPE OF DISABILITY 2022 2021 2020 People with some type of disability 899 772 599 PEOPLE WITH SOME TYPE OF DISABILITY - BIOTEST 2022 People with some type of disability 59 *Only German entities NATIONALITY DIVERSITY 2022 2021 2020 Nationality diversity 94 98 88 NATIONALITY DIVERSITY - BIOTEST 2022 Nationality diversity 48 DIVERSITY

GRIFOLS 2022 Consolidated Directors' Report · 222

Annex XII: Tables related to Chapter 7. Environmental responsibility

ENVIRONMENTAL EXPENSES AND INVESTMENTS

EXPENSES

In thousands of euros	2022	2021	2020
Waste management	17,544.51	13,236.70	14,845.40
Water cycle	7,893.98	6,975.50	5,159.10
Reducing atmospheric emissions and energy	57.69	62.90	73.30
Others	290.63	367.20	416.70
Total	**25,786.81**	**20,642.30**	**20,494.50**

EXPENSES - BIOTEST

In thousands of euros	2022
Reducing atmospheric emissions and energy	795.3
Total	**795.3**

INVESTMENTS

In thousands of euros	2022	2021	2020
Waste management	2,275.40	433.60	506.70
Water cycle	1,263.40	2,848.70	909.80
Reducing atmospheric emissions and energy	1,502.60	1,580.60	1,096.00
Others	3,331.00	2,500.30	238.00
Total	**8,372.40**	**7,363.20**	**2,750.50**

EMISSIONS

EMISSIONS

T	2022	Spain	U.S.	RoW	2021**	Spain	U.S.	RoW	2020	Spain	U.S.	RoW
Scope 1	95,242	30.4%	61.9%	7.7%	148,129	21.9%	71.2%	6.9%	111,435	31.0%	63.4%	5.6%
Scope 2*	105,068	9.3%	83.5%	7.3%	150,277	4.5%	84.7%	10.8%	127,596	8.2%	85.9%	5.9%
Scope 3	1,416,451	16.9%	64.4%	18.8%	1,323,454	24.4%	71.2%	4.6%	48,961***	21.7%	73.6%	4.6%

*Location based.
**2021 data has been recalculated using the ECOACT methodology also used in the text of the document.
***In 2020, only four categories of Scope 3 were considered.

EMISSIONS - BIOTEST

T	2022	Germany	Spain	U.S.	RoW
Scope 1	12,283	99.4%	0.0%	0.0%	0.6%
Scope 2	6,523	94.8%	3.1%	0.0%	2.1%
Scope 3	n/a	n/a	n/a	n/a	n/a

All tables are related to Grifols Stand-alone, except for those tables indicated in the title that are related to Biotest

GRIFOLS 2022 Consolidated Directors' Report · 223

CONTENTS
1 About us
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

TOTAL EMISSIONS BY ORIGIN

T CO_2 e	2022	2021	2020
Scope 1	**95,242**	**148,129**	**111,435**
Natural gas	82,536	86,403	76,629
Fugitive emissions	10,749	59,406	32,737
Other fuel (gasoline. diesel and propane)	1,957	2,320	2,069
Scope 2 Location-based	**105,068**	**150,276**	**127,596**
Scope 2 Market-based	**106,546**	**126,228**	
Electricity	103,322	147,975	125,300
Electricity (market-based)	104,800	123,927	
District heating	1,746	2,301	2,296
Scope 3	**1,416,451**	**1,323,454**	**48,961****
Purchased goods & services	765,443	697,287	-
Capital goods	198,034	237,955	-
Fuel & energy related activities	56,971	52,666	-
Upstream transportation*	216,062	172,501	6,995
Waste management	7,021	7,373	9,754
Business travel	22,780	10,062	3,904
Employee commuting	40,637	35,604	28,307
Upstream leased assets	21,860	14,347	-
Downstream transportation	Not relevant	Not relevant	-
Processing of sold products	n/a	n/a	-
Use of sold products	2,936	2,751	-
End of life treatment of sold products	4,065	2,581	-
Downstream leased assets	n/a	n/a	-
Franchises	n/a	n/a	-
Investments	80,643	90,327	-
Total***	**1,616,761**	**1,621,858**	**287,992**

Source emission factors: GHG Protocol. Catalan Office of Climate Change. Environmental Protection Agency (US). Department for Environment. Food & Rural Affairs (UK)

*Until 2021, only container transportation was considered.

**In 2020, only four categories of Scope 3 were considered.

***Including Scope 2 location-based.

TOTAL EMISSIONS BY ORIGIN - BIOTEST

T CO_2 e	2022
Scope 1	**12,283**
Natural gas	11,424
Fugitive emissions	650
Other fuel (gasoline, diesel and propane)	209
Scope 2	**6,523**
Electricity	6,523
District heating	-
Scope 3	**-**
Total	**18,806**

REFRIGERANT GAS LEAKS

Absolute value (T)	2022	2021	2020
HCFC	0.23	0.63	4.65
HFC	4.06	15.70	10.15
Others	0.02	1.24	0.40

OTHER EMISSIONS

Absolute value (T)	2022	2021	2020
NOx	59.31	74.14	59.96
CO	63.65	66.04	52.64
SO_2	0.63	0.58	0.42

NO_x EMISSIONS INTENSITY

T NO_x/million of euros	2022	2021	2020
Total Grifols	**0.01**	**0.02**	**0.01**

CO EMISSIONS INTENSITY

T SO_2/million of euros	2022	2021	2020
Total Grifols	**0.01**	**0.01**	**0.01**

SO_2 EMISSIONS INTENSITY

T SO_2/million of euros	2022	2021	2020
Total Grifols	**0.00**	**0.00**	**0.00**

Scope 1+2+3 CO_2e EMISSIONS INTENSITY

T CO_2e/million of euros	2022	2021	2020
Total Grifols	**301.88**	**328.77**	**53.93**

SCOPE 1+2 CO_2e EMISSIONS INTENSITY

T CO_2e/million of euros	2022	2021	2020
Total Grifols	**53.50**	**60.49**	**44.76**

CO_2 EMISSIONS RELATED TO TRANSPORTATION

	2022	2021	2020
CO_2 transportation emissions (t CO_2)	279,478	218,167	39,207
CO_2 transportation emissions (t CO_2 / M €)	49.01	44.22	7.30

Emissions from container transport, employee commuting and business travel have been considered.

GRIFOLS 2022 Consolidated Directors' Report · 224

METRIC TONS OF CO_2e

Year	Scope 1		Scope 2 (Location-based)		Scope 1+2		Scope 3		
	disclosed	estimate key	disclosed	estimate key	disclosed	estimate key	upstream	downstream	undefined
2022**	95,242	n/a	105,068	n/a	200,310	n/a	1,328,807	87,644	n/a
2021**	148,129	n/a	150,276	n/a	298,405	n/a	1,227,795	95,659	n/a
2020*	111,435	n/a	127,596	n/a	239,031	n/a	2,170	14,580	32,211

*Criteria used: public data in IAR2020. The concepts are classified as: Undefined (employee commuting+business travel) / Downstream (Waste+exports from GI Parets) / Upstream (Imports to Spain managed from GI Parets, including plasma transport from USA and other imports).

** Criteria used: GHG Protocol. Items are classified as: Upstream (Purchased goods and services, capital goods, fuel and electricity activities, transportation and distribution of upstream goods, Waste generated in operations, business travel, employee commuting, upstream leased assets) / Downstream (Use of products placed on the market, end-of-life treatment of products placed on the market, investments).

SUSTAINABLE RESOURCE MANAGEMENT

WATER

BY BUSINESS UNIT

m^3	2022	2021	2020
Plasma Procurement	227,107	217,483	250,650
Biopharma	2,486,669	2,747,221	2,424,857
Diagnostic	110,446	130,374	165,422
Bio Supplies	11,992	10,890	19,390
Others	198,141	177,757	196,602
TOTAL	**3,034,355**	**3,283,725**	**3,056,928**

BY COUNTRY

m^3	2022	2021	2020
Spain	881,131	866,181	864,079
U.S.	2,039,650	2,249,826	2,107,996
RoW	113,574	167,718	84,853
TOTAL	**3,034,355**	**3,283,725**	**3,056,928**

BY BUSINESS UNIT - BIOTEST

m^3	2022
Plasma Procurement	6,610
Biopharma	333,221
TOTAL	**339,831**
Others	400
TOTAL	**340,231**

BY COUNTRY - BIOTEST

m^3	2022
Germany	333,317
Spain	0
U.S.	0
RoW	6,447
TOTAL	**339,764**

GRIFOLS 2022 Consolidated Directors' Report · 225

CONTENTS
1 About us
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

VALUE RELATIVE TO SALES

m³/million euros	2022	2021	2020
Plasma Procurement & Biopharma	584.00	777.12	630.82
Diagnostic	164.53	167.34	213.20
Bio Supplies	82.09	94.00	144.29
Others	792.00	611.42	813.97
TOTAL	**532**	**666**	**573**

VALUE RELATIVE TO PRODUCTION

m³/production index	2022	2021	2020
Plasma Procurement & Biopharma*	0.061	0.069	0.058
Diagnostic**	164.53	167.34	213.20
Bio Supplies**	82.09	94.00	144.29
Others**	792.00	611.42	813.97

Production index: * liters of plasma: fractionated+ equivalent ** sales
Three decimal places are included for Plasma Procurement and Biopharma Business Units due to the nature of the data.

VALUE RELATIVE TO SALES - BIOTEST

m³/million euros	2022
Plasma Procurement	197
Biopharma	1,088
Others	97
TOTAL	**1,088**

VALUE RELATIVE TO PRODUCTION - BIOTEST

m³/production index	2022
Plasma Procurement*	0.0
Biopharma**	1

Production index: * liters of plasma: fractionated+ equivalent ** sales

2022 Consolidated Directors’ Report · 226 BY SOURCE AND WATER STRESSED REGIONS 2022 2021 2020 Total By source By region Total By source By region Total By source By region Ground-water Third party water % of consumption in water-stressed regions* Ground-water Third party water % of consumption in water-stressed regions* Ground-water Third party water % of consumption in water-stressed regions* Water consumption (m3) Plasma Procure-ment 227,107 0 227,107 4.93% 217,483 0 217,483 4.35% 250,657 0 250,657 4.2% Biopharma 2,486,669 234,824 2,251,845 20.33% 2,747,221 217,785 2,529,436 20.13% 2,424,857 187,582 2,237,275 19.74% Diagnostic 110,446 0 110,446 26.15% 130,373 0 130,373 56.80% 165,422 0 165,422 61.50% Bio Supplies 11,992 0 11,992 26.93% 10,890 0 10,890 0.10% 19,390 0 19,390 0.04% Others 198,141 120,943 77,198 29.63% 177,757 115,989 61,768 0.26% 196,602 122,967 73,635 0.00% Total 3,034,355 355,767 2,678,588 20.02% 3,283,724 333,774 2,949,950 19.40% 3,056,928 310,549 2,746,379 19.30% *Areas with high and extremely high risk according to World Resources Institute BY SOURCE AND WATER STRESSED REGIONS - BIOTEST 2022 Total By source Groundwater Third party water Water consumption (m3) Plasma Procurement 5,040 0 5,040 Biopharma 333,150 84 333,066 Others 0 0 0 Total 338,190 84 338,106

GRIFOLS 2022 Consolidated Directors' Report · 227

CONTENTS
1 About us
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

WASTEWATER DISCHARGE BY SOURCE AND WATER STRESSED REGIONS

		2022				2021				2020			
		By destination	By treatment		By region	By destination	By treatment		By region	By destination	By treatment		By region
		Total (public sewer system)	No internal treatment*	Biological systems prior to discharge**	% of discharged on water-stressed regions***	Total (public sewer system)	No internal treatment*	Biological systems prior to discharge**	% of discharged on water-stressed regions***	Total (public sewer system)	No internal treatment*	Biological systems prior to discharge**	% of discharged on water-stressed regions***
Water discharged (m³)	Plasma Procurement	225,099	225,099	0	4.08%	217,483	217,483	0	4.35%	250,280	250,280	0	4.04%
	Biopharma	1,836,079	962,187	873,892	17.83%	1,976,546	1,089,611	886,935	25.48%	1,895,661	863,631	1,032,030	15.75%
	Diagnostic	96,373	96,373	0	25.64%	107,044	107,044	0	55.87%	137,816	137,816	0	64.55%
	Bio Supplies	12,146	12,146	0	26.58%	10,815	10,815	0	0.10%	19,390	19,390	0	0.02%
	Others	162,967	162,967	0	30.90%	122,602	122,602	0	0.38%	142,358	142,358	0	0.00%
Total		**2,332,664**	**1,458,772**	**873,892**	**17.78%**	**2,434,490**	**1,547,555**	**886,935**	**23.60%**	**2,445,505**	**1,413,475**	**1,032,030**	**16.30%**

* Wastewater discharged into the sewer system with subsequent treatment of municipal services

** Internal pretreatment processes

*** Areas with high and extremely high risk according to World Resources Institute

WASTEWATER DISCHARGE BY SOURCE AND WATER STRESSED REGIONS - BIOTEST

		2022		
		By destination	By treatment	
		Total (public sewer system)	No internal treatment	Biological systems prior to discharge**
Water discharged (m³)	Plasma Procurement	0	0	0
	Biopharma	299,186	299,186	0
	Others	0	0	0
Total		**299,186**	**299,186**	**0**

COD DISCHARGED

	2022	2021	2020
Total (T)	**2,525**	**2,731**	**2,450**
Relative to sales (T/million euros)	0.44	0.55	0.46

SUSPENDED SOLIDS DISCHARGED

	2022	2021	2020
Total Grifols (T)	**357**	**428**	**575**
Relative to sales (T/million euros)	0.06	0.09	0.11

GRIFOLS 2022 Consolidated Directors' Report · 228

ELECTRICITY

BY BUSINESS UNIT

kWh	2022	2021	2020
Plasma Procurement	120,422,380	101,589,024	108,324,100
Biopharma	274,349,821	291,041,998	263,080,403
Diagnostic	30,533,584	33,134,376	33,240,848
Bio Supplies	5,006,779	8,794,390	10,221,448
Others	20,363,388	13,998,104	13,519,475
TOTAL	**450,675,952**	**448,557,892**	**428,386,274**

BY BUSINESS UNIT - BIOTEST

kWh	2022
Plasma Procurement	2,074,670
Biopharma	21,388,628
TOTAL	**23,463,298**
Others	400
TOTAL	**23,463,698**

BY COUNTRY

kWh	2022	2021	2020
Spain	92,681,455	93,187,332	91,596,849
U.S.	321,130,633	311,469,242	316,886,948
RoW	36,863,865	43,901,318	19,902,477
TOTAL	**450,675,952**	**448,557,892**	**428,386,274**

BY COUNTRY - BIOTEST

kWh	2022
Germany	22,279,317
Spain	5,186
U.S.	0
RoW	1,157,612
TOTAL	**23,442,115**

CONSUMPTION VALUE RELATIVE TO SALES

kWh/ millon euros	2022	2021	2020
Plasma Procurement & Biopharma	85,004	102,918	87,568
Diagnostic	45,485	42,529	42,842
Bio Supplies	34,275	75,914	76,063
Others	81,400	48,148	55,973
TOTAL	**79,029**	**90,928**	**80,222**

CONSUMPTION VALUE RELATIVE TO SALES - BIOTEST

kWh/millon of euros	2022
Plasma Procurement	61,812
Biopharma	69,816
Others	97
TOTAL	**131,725**

CONSUMPTION VALUE RELATIVE TO PRODUCTION

kWh/ production index	2022	2021	2020
Plasma Procurement & Biopharma*	8.91	9.16	8.12
Diagnostic**	45,485	42,529	42,842
Bio Supplies**	34,275	75,914	76,063
Others**	81,400	48,148	55,973

Production index: * liters of plasma: fractionated+ equivalent ** sales

CONSUMPTION VALUE RELATIVE TO PRODUCTION - BIOTEST

kWh/Production index	2022
Plasma Procurement*	6.3
Biopharma**	19

"Production index: * Liters of plasma collected

** Liters of plasma: fractionated + equivalent "

GRIFOLS 2022 Consolidated Directors' Report · 229

☰ CONTENTS
1 About us
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

NATURAL GAS

BY BUSINESS UNIT

kWh	2022	2021	2020
Plasma Procurement	22,924,665	18,394,582	14,084,519
Biopharma	383,791,223	410,355,915	359,446,305
Diagnostic	24,168,714	27,263,806	25,751,915
Bio Supplies	442,406	1,075,999	716,183
Others	20,825,195	17,191,989	20,629,846
TOTAL	**452,152,203**	**474,282,291**	**420,628,768**

BY BUSINESS UNIT - BIOTEST

kWh	2022
Plasma Procurement	456,548
Biopharma	50,916,230
TOTAL	**51,372,778**

BY COUNTRY

kWh	2021	2021	2020
Spain*	143,376,530	168,964,411	172,171,007
U.S.	289,704,028	280,605,846	245,442,818
RoW	19,071,645	24,712,034	3,014,943
TOTAL	**452,152,203**	**474,282,291**	**420,628,768**

*Cogeneration plant natural gas consumption is included in Spain totals

BY COUNTRY - BIOTEST

kWh	2022
Germany	51,237,535
Spain	0
U.S.	0
RoW	60,705
TOTAL	**51,298,240**

CONSUMPTION VALUE RELATIVE TO SALES

kWh/million euros	2022	2021	2020
Plasma Procurement & Biopharma	87,576	112,386	88,069
Diagnostic	36,003	34,994	33,190
Bio Supplies	3,029	9,288	5,329
Others	83,246	59,134	85,412
TOTAL	**79,287**	**96,143**	**78,769**

CONSUMPTION VALUE RELATIVE TO SALES - BIOTEST

kWh/millon of euros	2022
Plasma Procurement	13,602
Biopharma	166,198
TOTAL	**166,198**

CONSUMPTION VALUE RELATIVE TO PRODUCTION

kWh/ production index	2022	2021	2020
Plasma Procurement & Biopharma*	9.2	10.0	8.2
Diagnostic**	36,003	34,994	33,190
Bio Supplies**	3,029	9,288	5,329
Others**	83,246	59,134	85,412

Production index: * liters of plasma: fractionated+ equivalent ** sales

CONSUMPTION VALUE RELATIVE TO PRODUCTION - BIOTEST

kWh/Production index	2022
Plasma Procurement*	1
Biopharma**	154

Production index: * liters of plasma: fractionated+ equivalent/ ** Sales

GRIFOLS 2022 Consolidated Directors' Report · 230

TOTAL ENERGY CONSUMPTION

TOTAL ENERGY CONSUMPTION

kWh	2022	2021	2020
Plasma Procurement	155,299,475	119,983,606	122,408,619
Biopharma	632,222,407	670,626,538	592,237,763
Diagnostic	54,757,288	60,452,566	59,045,724
Bio Supplies	7,022,102	15,195,218	16,214,210
Others	41,188,602	31,190,360	34,149,321
TOTAL	**890,489,874**	**897,448,288**	**824,055,637**

TOTAL ENERGY CONSUMPTION - BIOTEST

kWh	2022
Plasma Procurement	2,572,197
Biopharma	72,897,207
Others	0
TOTAL	**75,469,405**

CONSUMPTION VALUE RELATIVE TO SALES

kWh/milion euros	2022	2021	2020
Plasma Procurement & Biopharma	169,573	207,238	168,495
Diagnostic	81,570	77,592	76,101
Bio Supplies	48,071	131,167	120,658
Others	164,646	107,283	141,385
TOTAL	**156,151**	**181,923**	**154,316**

CONSUMPTION VALUE RELATIVE TO SALES - BIOTEST

kWh/millon of euros	2022
Plasma Procurement	76,635
Biopharma	237,947
Others	0
TOTAL	**219,366**

COGENERATION PLANT

COGENERATION PLANT

COGENERATION	2022	2021	2020
Natural gas consumed (kwh)	75,119,463	114,018,162	113,433,940
Total electricity generate (kwh)	27,618,042	41,712,040	41,257,500
Useful heat recoverd (kwh)	20,623,619	30,857,670	30,522,770

COGENERATION PLANT - BIOTEST

COGENERATION	2022
Natural gas consumed (kwh)	13,199,091
Total electricity generate (kwh)	4,770,118
Useful heat recoverd (kwh)	6,759,322

MAIN MATERIALS

MAIN MATERIALS CONSUMED - BIOPHARMA

Absolute value (T)	2022	2021	2020
Sorbitol	1,164	1,163	1,405
Ethanol	3,225	2,730	3,071
Polyethylene glycol	1,720	1,749	1,597
Glass packaging	2,881	2,750	321
TOTAL	**8,990**	**8,392**	**6,394**

MAIN MATERIALS CONSUMED - BIOPHARMA - BIOTEST

Absolute value (T)	2022
Sorbitol	0
Ethanol	1,462
Polyethylene glycol	0
Glass packaging	218
TOTAL	**1,680**

GRIFOLS 2022 Consolidated Directors' Report · 231

☰ CONTENTS
1 About us
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

MAIN MATERIALS CONSUMED - DIAGNOSTIC

Absolute value (T)	2022	2021	2020
Circuit boards (units)	27,463	40,344	41,340
PP Plastic Cards	300	279	269
Glass packaging	21	28	33
Plastic reagent packaging	30	21	20
Red cell reagents (liters)	266,803	275,435	263,294
PVC pellets. flat tubes and sheets	14	121	505

MAIN MATERIALS CONSUMED - OTHERS

Absolute value (T)	2022	2021	2020
PP	979	832	931
Glucose	185	148	276
Sodium chloride	210	208	204
Glass packaging	526	238	1,162
TOTAL	**1,900**	**1,426**	**2,573**

WASTE

GENERATED WASTE BY TYPE AND DISPOSAL METHOD ABSOLUTE VALUE

T		TREATMENT	2022	2021	2020
Waste diverted from disposal	Hazardous waste	Energy recovered and by-products	673	579	695
		Reused	70	65	97
		Recycled	1,100	2,509	2,745
	Non-hazardous waste	Energy recovered and by-products	5,551	5,587	5,416
		Reused	231	258	218
		Recycled	12,930	13,376	9,080
		Composted	2,195	1,882	2,025
Waste diverted to disposal	Hazardous waste	Incineration (with energy recovery)	336	244	0
		Incineration (without energy recovery)	609	19	0
		Landfill disposal	0	0	5
		Other disposal treaments	7,053	5,416	6,809
	Non-hazardous waste	Incineration (with energy recovery)	0	12	0
		Incineration (without energy recovery)	16	18	27
		Landfill disposal	13,097	14,129	20,076
		Other disposal treaments	1,091	855	1,785
TOTAL			**44,954**	**44,949**	**48,978**

GRIFOLS 2022 Consolidated Directors' Report · 232

GENERATED WASTE BY TYPE AND DISPOSAL METHOD ABSOLUTE VALUE - BIOTEST

T		TREATMENT	2022
Waste diverted from disposal	Hazardous waste	Energy recovered and by-products	84
		Reused	0
		Recycled	0
	Non-hazardous waste	Energy recovered and by-products	36
		Reused	0
		Recycled	1
		Composted	0
Waste diverted to disposal	Hazardous waste	Incineration (with energy recovery)	17
		Incineration (without energy recovery)	19
		Landfill disposal	1
		Other disposal treaments	5,397
	Non-hazardous waste	Incineration (with energy recovery)	657
		Incineration (without energy recovery)	99
		Landfill disposal	46
		Other disposal treaments	251
TOTAL			**6,607**

GENERATED WASTE BY TYPE AND DISPOSAL METHOD RELATIVE VALUE

T/million euros		TREATMENT	2022	2021	2020
Waste diverted from disposal	Hazardous waste	Energy recovered and by-products	0.12	0.12	0.13
		Reused	0.01	0.01	0.02
		Recycled	0.19	0.51	0.51
	Non-hazardous waste	Energy recovered and by-products	0.97	1.13	1.01
		Reused	0.04	0.05	0.04
		Recycled	2.27	2.71	1.70
		Composted	0.39	0.38	0.38
Waste diverted to disposal	Hazardous waste	Incineration (with energy recovery)	0.06	0.05	0.00
		Incineration (without energy recovery)	0.11	0.00	0.00
		Landfill disposal	0.00	0.00	0.00
		Other disposal treaments	1.24	1.10	1.28
	Non-hazardous waste	Incineration (with energy recovery)	0.00	0.00	0.00
		Incineration (without energy recovery)	0.00	0.00	0.01
		Landfill disposal	2.30	2.86	3.76
		Other disposal treaments	0.19	0.17	0.33

GRIFOLS 2022 Consolidated Directors' Report · 233

☰ CONTENTS
1 About us
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

GENERATED WASTE BY TYPE AND DISPOSAL METHOD RELATIVE VALUE - BIOTEST

T/million euros		TREATMENT	2022
Waste diverted from disposal	Hazardous waste	Energy recovered and by-products	0.00
		Reused	0.00
		Recycled	0.00
	Non-hazardous waste	Energy recovered and by-products	1.33
		Reused	0.00
		Recycled	0.00
		Composted	0.00
Waste diverted to disposal	Hazardous waste	Incineration (with energy recovery)	16.94
		Incineration (without energy recovery)	29,273.43
		Landfill disposal	483.95
		Other disposal treaments	0.00
	Non-hazardous waste	Incineration (with energy recovery)	88,435.56
		Incineration (without energy recovery)	6,018.18
		Landfill disposal	44.04
		Other disposal treaments	22,913.59

ABSOLUTE VALUE BY BUSINESS UNIT

T	2022	2021	2020
Plasma Procurement	24,622	23,161	22,620
Biopharma	16,964	17,834	22,126
Diagnostic	1,242	1,342	1,302
Bio Supplies	802	1,309	1,763
Others	1,324	1,302	1,167
TOTAL	**44,954**	**44,949**	**48,978**

ABSOLUTE VALUE BY BUSINESS UNIT - BIOTEST

T	2022
Plasma Procurement	282
Biopharma	6,325
TOTAL	**6,607**

ABSOLUTE VALUE BY COUNTRY

T	2022	2021	2020
Spain	5,287	5,702	5,846
U.S.	37,784	37,577	41,689
RoW	1,883	1,669	1,443
TOTAL	**44,954**	**44,949**	**48,978**

ABSOLUTE VALUE BY COUNTRY - BIOTEST

kWh	2022
Germany	6,385
Spain	0
U.S.	0
RoW	222
TOTAL	**6,607**

GRIFOLS 2022 Consolidated Directors' Report · 234

Annex XIII: 2022 environmental commitments: progress and achievements

2020-2022 ENVIRONMENT PLAN			DEGREE OF COMPLIANCE WITH DEFINED ACTIONS (STATUS 2022)
ATMOSPHERIC EMISSIONS			
SCOPE 2	Reduce CO_2e emissions by approximately 23,400 tons per year by using 68 million kWh of renewable electric energy	Construction of two photovoltaic plants of 100 and 150 kW in Murcia (Spain) for the Hospital Business unit	100.0%
		Purchase of 18 million kWh of renewable electrical energy per year through a PPA (Power Purchasing Agreement) for the Bioscience Business unit facilities in Barcelona	
		Purchase of 50 million kWh of renewable electricity per year between Grifols' different plants. Savings of 17,000 tons of CO_2e	
		Construction of a 220 kW photovoltaic plant at the Bioscience Business unit facilities in Barcelona (Spain) PL1 (P2)	
SCOPE 1 AND 2	Reduce CO_2e emissions by 6,700 tons per year through the implementation of eco-efficiency measures in existing facilities	Study improvements in the cooling system at the Bioscience Business unit facility in Barcelona (Spain)	77.9%
		Increase in electrical energy generated and useful heat produced by the cogeneration plant at the Bioscience Business unit's facility in Barcelona (Spain).	
		Installation of a new variable speed compressor at the Bioscience Business unit facility in Clayton	
		Improvements in the compressed air network at the Hospital Business unit plant in Murcia (Spain)	
		Implementation of a centralized energy control system (BMS) at the work center in Madrid (Spain)	
		Replace refrigerant gases with lower Global Warming Potential (GWP) in cooling systems in the Haema (Germany) and Biomat (Spain) facilities.	
		Apply energy efficiency measures in lighting and air conditioning systems in Grifols' Italian offices and warehouse.	
		Replace existing lighting with LEDs at the Bioscience Business unit's quality control building at Los Angeles (U.S.) facility.	
	Reduce CO_2e emissions by 1,860 tons per year through eco-efficiency projects in new facilities	Implement measures to obtain LEED Silver or Gold certification in the new building in Sant Cugat del Vallès (Barcelona, Spain) - savings of 188,000 kWh per year compared to a standard building.	100%
		Earn Green Globe certification for the new Bioscience Business unit's manufacturing buildings in Clayton (U.S.) - savings of 1,800 tons of CO_2e	
		Installation of a new refrigeration plant using ammonia as a natural refrigerant gas at the Grifols International warehouse in Barcelona (Spain) – Zero Global Warming Potential (GWP)	
SCOPE 3	Minimizing carbon emissions in business trips and employee commutes	Increase remote working in all of Grifols facilities where feasible.	66.7%
		Increase the use of videoconferences to reduce business air travel	
		Emission offsets for corporate travel with airlines and rental cars	
STUDY OPTIONS TO BOOST ENERGY EFFICIENCY			
SCOPE 2	Study options to increase energy efficiency	Carry out energy audits in the Haema facilities (Germany) and energy study in Biomat's refrigeration chambers in Barcelona (Spain).	80.0%
		Implement good energy efficiency practices in the Raleigh facilities, North Carolina (U.S.).

GRIFOLS 2022 Consolidated Directors' Report · 235

☰ CONTENTS
1 About us
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

2020-2022 ENVIRONMENT PLAN		DEGREE OF COMPLIANCE WITH DEFINED ACTIONS (STATUS 2022)
WATER		
Reduce water consumption by 87,700 m³ per year in existing facilities.	Replace a reverse osmosis unit for process water treatment with a high-efficiency unit at the Bioscience Business unit facility in Clayton's (U.S.)	66.7%
	Implement more efficient automated cleaning processes in some production areas of the Bioscience and Hospital divisions in Spain	
	Implement water recovery projects in albumin pasteurization baths in the Bioscience Business unit in the USA and Ireland	
	Action to be carried out at one of the sites located in a water-stressed zone, California (U.S.)	
Save 400 m³ per year in water consumption in new facilities.	Implement consumption measures to reduce and reuse water in the new building in Sant Cugat del Vallès (Spain) as part of the LEED Certification project.	100%
Study systems that reduce water consumption in various production uses and outdoor facilities.	Study possibilities to save water for irrigation at the Bioscience Business unit facilities in Los Angeles (U.S.) and implement best practices to save water at the Clayton production facilities (U.S.). Actions to be carried out at one of the sites located in a water-stressed zone, California.	15.0%
Reduce wastewater parameters	Expand Bioscience Business unit's wastewater treatment plants in Barcelona (Spain) and Clayton (U.S.) to reduce levels of organic matter discharged	75.0%
	Reduce suspended solids and nitrogen discharged in the wastewater from Clayton's facilities (U.S.)	50.0%
WASTE		
Maintain 'Zero Waste to Landfill' certification	Maintain certification at the Bioscience Business unit plant in Clayton (U.S)	100.0%
Reduce quantity of waste generated by 4,700 tons per year	Expand capacity for storage and treatment of polyethylene glycol capacity at the Bioscience Business unit's facilities in Barcelona (Spain)	0.0%
Increase waste recycling by 500 tons per year.	Install a new plastic bottle shredder and cleaning system at the Bioscience Business unit facility in Clayton (U.S.) to recycle all emptied plasma bottles	100.0%
Study more sustainable management alternatives for 628 tons of waste at the Bioscience and Diagnostic divisions' facilities	Conduct a study to reduce 618 tons of hazardous waste at the Bioscience Business unit plant in Barcelona (Spain)	76.0%
	Reduce the quantity of landfilled or incinerated waste by 9.5 tons per year at Los Angeles and Emeryville plants (California, U.S.)	
New hazardous waste storage in Clayton	Build a new 70-drum hazardous waste storage facility at the Bioscience Business unit's facility in Clayton (U.S.)	0.0%
RAW MATERIAL CONSUMPTION		
Increase alcohol recycling by 76 tons per year	Improvements to the ethanol distillation tower at the Los Angeles (U.S.) plant to increase ethanol recycling by 8%	65.0%
Decrease caustic soda consumption by 28 tons per year	Implement higher-efficiency automated cleaning reactors and production lines at the Bioscience and Hospital Business unit facilities in Barcelona (Spain)	66.7%
Reduce cardboard and plastic consumption by 1.1 tons per year	Modify packaging of diagnostic products manufactured at the Diagnostic Business unit's facilities in Barcelona (Spain) to reduce the consumption of packaging materials	92.5%
OTHER		
Develop biodiversity protection programs in natural areas owned by Grifols and other areas of influence	Maintain protection, inventory and training programs, and Wildlife Habitat Area certification in the natural areas of Clayton (U.S.)	100%
	Establish collaboration agreements to protect the biodiversity of Grifols' areas of influence near its Barcelona (Spain) plants	
Promote the use of clean energy and good commuting practices	Install a new charger for electric vehicle at the Hospital Business unit facilities in Murcia (Spain)	0%
Promote sustainable construction of new buildings: LEED or Green Globe certifications.	Earn Silver or Gold LEED certification for the new corporate building in Sant Cugat del Vallès (Barcelona, Spain)	100%
	Earn Green Globe certification for the new manufacturing buildings of the Bioscience Business unit in Clayton (U.S.)

2022 Consolidated Directors’ Report · 236 Annex XIV: European taxonomy for climate-change mitigation and adaptation The European Sustainable Finance Taxonomy is a new classification of economic activities that contribute to the EU’s environmental objectives, such as mitigating and adapting to climate change, and aims to encourage investments that lead to sustainable growth. To this end, the European Parliament and the Council of the European Union adopted the Taxonomy Regulation1 in 2020. This regulation aims to increase transparency and consistency in the reporting of economic activities that, by meeting specific criteria, can be considered environmentally sustainable. In 2022, as required by Article 8 of the Taxonomy Regulation, Grifols has initiated a process of analysis of its activities in order to identify those which could be considered environmentally sustainable. This process has mainly consisted of two phases: Phase 1. Eligible activities In this first phase, an analysis has been carried out to determine whether or not any of Grifols’ economic activities are considered eligible according to the European taxonomy. Identification of all Grifols’ activities Correlation of their activities with the NACE codes (Nomenclature of Economic Activities). Assessment of the selected NACE codes with the list of eligible activities according to each environmental objective (Annexes I2 and II3). Phase 2. Aligned activities Once the eligible activities had been identified, their suitability for the taxonomy was analysed. For this analysis, the three conditions that an activity must meet in order to be considered environmentally sustainable have been taken into account: Substantial contribution to at least one of the 6 objectives defined by the Taxonomy Principle of do no significant harm to the other defined objectives Principle of do no significant harm to the other defined objectives This process has led to the conclusion that all eligible activities identified in the first phase are aligned with the EU Taxonomy for the environmental objective of Climate Change Mitigation. These are: • 7.4. Installation, maintenance and repair of charging stations for electric vehicles in buildings (and in parking spaces attached to buildings). • 7.6. Installation, maintenance and repair of renewable energy technologies. The proportion of eligible and non-eligible, aligned and non-aligned activities, according to the European taxonomy, is shown below. The organisation’s income is not considered eligible, but some of its investments and expenditures are. After a thorough analysis, these investments and expenses have been considered insignificant in relation to the company’s total, as can be seen in the following tables. The calculation of the main indicators for the identified activities is detailed below. In relation to the taxonomic OpEx, the associated expenses taken into consideration for both activities are composed only of non-capitalized direct costs related to research and development, short-term leases, maintenance and repairs. For both activities, the results have been considered very insignificant. With respect to CapEx, the Group has considered the weight of investments related to the above activity in relation to total additions for the year, whether in Property, Plant and Equipment, software additions, as active capitalized interest. During the 2022 financial year, in terms of CapEx for activity 7.4 Installation, maintenance and repair of charging stations for electric vehicles in buildings (and in the parking spaces attached to the buildings), Grifols has not reported any amount. And with respect to activity 7.6 Installation, maintenance and repair of renewable energy technologies, the result is considered very insignificant. Due to the new information published in reference to the Taxonomy during the year, these results, number of eligible activities and taxonomic KPIs, have undergone variations with respect to those published the previous year. (1) For more information; EU taxonomy for sustainable activities | European Commission (europa.eu) (2) Annex I to the Commission delegated regulation supplementing Regulation (EU) 2020/852 (europa.eu) (3) Annex II to the Commission delegated regulation supplementing Regulation (EU) 2020/852 (europa.eu)

GRIFOLS 2022 Consolidated Directors' Report · 237

☰ CONTENTS
1 About us
2 Commitment to donors and patients
3 Ethical commitment
4 Innovation
5 Our people
6 Impact on society
7 Environmental responsibility
8 Financial performance
9 About this report

OpEx

Economic activities	Code(s)	Absolute OpEx	Proportion of OpEx	Substantial contribution criteria: Climate change mitigation	Climate change adaptation	Sustainable use and protection of water and marine resources	Transition to a circular economy	Pollution prevention and control	Protection and restoration of biodiversity and ecosystems	DNSH criteria: Climate change mitigation	Climate change adaptation	Sustainable use and protection of water and marine resources	Transition to a circular economy	Pollution prevention and control	Protection and restoration of biodiversity and ecosystems	Minimum safeguards	Taxonomy-aligned proportion of OpEx, year 2022	Taxonomy-aligned proportion of OpEx, year 2021	Category (enabling activity)	Category (transitional activity)
		€	%	%	%	%	%	%	%	S/N	S/N	S/N	S/N	S/N	S/N	S/N	%	%	F	T
A. TAXONOMY ELIGIBLE ACTIVITIES																				
A.1. Environmentally sustainable activities (taxonomy-aligned)																				
"7.4. Installation, maintenance and repair of charging stations for electric vehicles in	F42	2,450	0.0002%	0.0002%	NA	NA	NA	NA	NA		S	NA	NA	NA	NA	S	50.8299%	NA	F	
buildings (and parking spaces attached to buildings) "	F42	2,370	0.0002%	0.0002%	NA	NA	NA	NA	NA		S	NA	NA	NA	NA	S	49.1701%	NA	F	
7.6. Installation, maintenance and repair of renewable energy technologies		4,820	0.0003%	0.0002%	NA	NA	NA	NA	NA								100.00%	NA		
OpEx of environmentally sustainable activities (taxonomy-aligned) (A.1)																				
A.2. Taxonomy-eligible but not environmentally sustainable activities (not taxonomy-aligned activities)		0	0%																	
OpEx of taxonomy-eligible but not environmentally sustainable activities (not taxonomy-aligned activities) (A.2)		4,820	0.0003%														100.00%	NA		
Total (A.1 + A.2)																				
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES		1,551,558,180	99.9997%																	
OpEx of taxonomy-non-eligible activities (B)		1,551,563,000	100%																	
Total (A + B)																				

CapEx

Economic activities	Code(s)	Absolute OpEx	Proportion of OpEx	Substantial contribution criteria: Climate change mitigation	Climate change adaptation	Sustainable use and protection of water and marine resources	Transition to a circular economy	Pollution prevention and control	Protection and restoration of biodiversity and ecosystems	DNSH criteria: Climate change mitigation	Climate change adaptation	Sustainable use and protection of water and marine resources	Transition to a circular economy	Pollution prevention and control	Protection and restoration of biodiversity and ecosystems	Minimum safeguards	Taxonomy-aligned proportion of OpEx, year 2022	Taxonomy-aligned proportion of OpEx, year 2021	Category (enabling activity)	Category (transitional activity)
		€	%	%	%	%	%	%	%	S/N	S/N	S/N	S/N	S/N	S/N	S/N	%	%	E	T
A. TAXONOMY ELIGIBLE ACTIVITIES																				
A.1. Environmentally sustainable activities (taxonomy-aligned)																				
7.6. Instalación, mantenimiento y reparación de tecnologías de energía renovable	F42	13,800	0.0046%	0.0046%	NA	NA	NA	NA	NA		S	NA	NA	NA	NA	S	100.00%	NA	F	
CapEx of environmentally sustainable activities (taxonomy-aligned) (A.1)		13,800	0.0046%	0.0046%	NA	NA	NA	NA	NA								100.00%	NA		
A.2. Taxonomy-eligible but not environmentally sustainable activities (not taxonomy-aligned activities)																				
CapEx of taxonomy-eligible but not environmentally sustainable activities (not taxonomy-aligned activities) (A.2)		0	0%																	
Total (A.1 + A.2)		13,800	0.0046%														100.00%	NA		
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																				
CapEx of taxonomy-non-eligible activities (B)		297,777,200	99.9954%																	
Total (A + B)		297,791,000	100%

2022 Consolidated Directors’ Report · 238 Annex XV: Glossary and abbreviations % Alpha-1 antitrypsin deficiency (AATD): Inherited disease characterized by low levels of, or no alpha-1 antitrypsin (AAT) in the blood. This protein made in the liver, reaches other organs (such as the lungs), after being released into the blood stream, enabling its normal function. % Albumin: The most abundant protein found in plasma (approximately 60% of human plasma). Produced in the liver, it is important in regulating blood volume by maintaining the oncotic pressure of the blood compartment. % Alzheimer’s disease: This is the most common form of dementia. This incurable, degenerative, and terminal disease was first described by German psychiatrist and neuropathologist Alois Alzheimer in 1906 and was named after him. % Anti-thymocyte globulin (ATG): blood serum that contains antibodies that bind with human T cells. It is given to the patient before a stem cell transplant to destroy T cells and decrease the risk of graft-versus-host disease % ASFA: American Society for Apheresis An organization of physicians, scientists, and allied health professionals whose mission is to advance apheresis medicine for patients, donors, and professionals through education, evidence-based practice, research, and advocacy % Autoimmune disease: Condition in which the immune system mistakenly attacks healthy cells. % Babesiosis/Babesia virus: Disease caused by microscopic parasites that infect red blood cells. % Beta-amyloid: Protein strongly implicated in Alzheimer’s diseases. Beta-amyloid is the main component of certain deposits found in the brains of patients of Alzheimer’s disease. % Bullous pemphigoid: is an autoimmune disease that appears when the immune system attacks the skin and causes blisters, more common in the elderly % CIDP (Chronic Inflammatory Demyelinating Polyneuropathy): Neurological disorder which causes gradual weakness, numbness, pain in arms and legs and difficulty in walking. % Cirrhosis: Medical condition which is a result of advanced liver disease. It is characterized by the placement of liver tissue by fibrosis (scar tissue) and regenerative nodules (lumps that occur due to attempted repair of damaged tissue). % Cognitive impairment: Alterations in thinking, learning, memory, judgment, and decision making % COVID-19: Infectious disease caused by a new strain of coronavirus. ‘CO’ stands for corona, ‘VI’ for virus, and ‘D’ for disease. % ELISA: Enzyme-linked immunosorbent assay. % EMA: European Medicines Agency % Factor VIII or FVIII: This is an essential blood clotting factor also known as anti-hemophilic factor (AHF). In humans, Factor VIII is encoded by the F8 gene.Defects in this gene results in hemophilia A, a sexlinked disease that occurs predominantly in males. FVIII concentrated from donated blood plasma, or alternatively recombinant FVIII, or rFVIII can be given to hemophiliacs to restore hemostasis. % Factor IX: This is an important blood clotting factor also known as Christmas factor or plasma thromboplastin component (PTC). It is one of the serine proteases of the coagulation system and belongs to the peptidase family S1. In humans, a deficiency of this protein causes hemophilia B, a sex-linked disease that occurs predominantly in males. % FDA: Food and Drug Administration. U.S. Health Authority. % Fibrin sealant: Surgical adhesive material derived from plasma. % Fibrinogen: Coagulation factor found in human plasma crucial for blood clot formation. % Fractionation: Process of separating plasma into its component parts, such as albumin, immunoglobulin, alpha-1 antitrypsin and coagulation factors. % GMP: Good manufacturing practice % GPO: Group Purchasing Organization. % HAE (Hereditary Angioedema): Rare but serious genetic disorder characterized by recurrent episodes of severe swelling (angioedema), particularly of the face and airways, and abdominal cramping. It is caused by low levels or improper function of the C1- esterase inhibitor protein. % HBV: Hepatitis B Virus. % HCV: Hepatitis C Virus. % Hematocrit: value that is defined by the amount of blood volume occupied by red blood cells, with respect to that occupied by total blood.

2022 Consolidated Directors’ Report · 239 CONTENTS 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance % Hematology: The study of blood, blood-forming organs, and blood diseases. % Hemoderivative: Proteins obtained by fractionation of human blood plasma. See plasma derived proteins. % Hemophilia: Genetic deficiency characterized by the lack of one of the clotting factors. It has two main variants: • Hemophilia A: genetic deficiency of coagulation Factor VIII, which causes increased bleeding (usually affects males). • Hemophilia B: genetic deficiency of coagulation Factor IX. % Hemotherapy: Treatment of a disease using blood, blood components and its derivatives. % HIV: Human Immunodeficiency Virus. % Hyperimmune globulins: type of immunoglobulins prepared in a manner similar to human normal immunoglobulin, except that the donor has high titers of antibodies against an organism or antigen in their plasma. % IA: Immunoassays. These are systems available in several formats that may be used to detect antibodies, recombinant proteins or a combination of the two. % Intravenous: Administration of drugs or fluids directly into a vein. % Immunohematology: A branch of hematology related to the study of recombinant proteins and antibodies and their effects on blood and the relationships between blood disorders and the immune system. Also referred to as Transfusional Medicine – blood bank, its main activities include blood typing, compatibility tests and crossmatching and antibody identification. % Immunology: This is a branch of biomedical science that covers the study of all aspects of the immune system in organisms. It deals with the physiological functioning of the immune system in states of both health and disease. malfunctions (autoimmune diseases, hypersensitivities, immune deficiency, transplant rejection) and the physical, chemical and physiological characteristics of the components of the immune system in vitro, in situ, and in vivo. % Immunoglobulin (IgG): Also known as antibodies, are proteins derived from plasma. They control de body’s immune response. They have multiple indications and some of their main uses are to treat: (i) immune deficiencies, (ii) inflammatory and autoimmune diseases and (iii) acute infections. IVIG is an immunoglobulin administered intravenously that contains IgG (immunoglobulin (antibody) G). % ITP (Chronic immune thrombocytopenia): Autoimmune disorder in which patients produce antiplatelet autoantibodies and specialized white blood cells that destroy their blood platelets. This results in a low blood platelet count (thrombocytopenia) that may produce bruising or excessive bleeding. % IVD: In vitro Diagnostic. % IV solutions/Intravenous solution: Medicine or homogeneous mixture of a substance in liquid, enabling it to be infused into the circulatory system through a needle. % Lipemic plasma: plasma with a cloudy and/or milky appearance, caused by excess lipids (hyperlipidemia) mainly cholesterol and/or triglycerides in the blood, which in some cases becomes evident. % MRB: Marketing Research Bureau. % Molecular Diagnostic: Discipline that studies genomic (DNA) and proteomic (proteins)expression patterns and uses the information to distinguish between normal, precancerous, and canceroustissues at the molecular level. % Monoclonal antibody (mAb): Antibody produced by a single clone of cells typically used in immunotherapy (such as in the treatment of autoimmune or inflammatory disorders and cancer), diagnostic testing and cell identification and tracking. Monoclonal antibodies are a cornerstone of immunology and are increasingly coming into use as therapeutic agents. % Myasthenia Gravis (MG): Chronic autoimmune, neuromuscular disease that causes weakness in the skeletal muscles that worsens after periods of activity and improves after periods of rest. These muscles are responsible for functions involving breathing and moving parts of the body. % NAT: Nucleic Acid Amplification Testing. % Neurology: Science that deals with the anatomy, functions and organic disorders of nerves and the nervous system. % Northamerica: includes the U.S. and Canada. % Ophthalmology: branch of medicine and surgery that deals with the diagnosis and treatment of eye diseases % Pandemic: The worldwide spread of a new disease. % Parkinson’s Disease: complex neurodegenerative disorder in which each patient experiences a different combination of motor and non-motor symptoms. % PCR: Polymerase chain reaction is a method widely used to rapidly make millions to billions of copies of a specific DNA sample, allowing scientists to take a very small sample of DNA and amplify it to a large enough amount to study in detail. % pdFVIII: Plasma-derived Factor VIII. % Pharmacovigilance: Practice of monitoring the effects of medical drugs after they have been licensed for use, especially in order to identify and evaluate previously unreported adverse reactions.

2022 Consolidated Directors’ Report · 240 % Plasma: Yellow-coloured liquid part of the blood, consisting of a mix of a large number of proteins in solution. % Plasma-derived proteins: Purified plasma proteins with therapeutic properties that are obtained through the fractionation of human plasma. Albumin, immunoglobulins, factor VIII and alpha-1 antitrypsin are the main plasma proteins. % Plasma proteomic: describes the high-throughput analysis of plasma biomarkers using very powerful, sensitive and specific instruments % Plasmapheresis: Plasmapheresis is a technique which separates plasma from other blood components, such as red blood cells, platelets and other cells. These unused blood components are suspended in saline solution and immediately reinjected back into the donor. Because the donor is only providing plasma and not whole blood, the recovery process is faster and better tolerated and the donor is able to make donations more frequently. Plasmapheresis was developed by Jose Antonio Grifols Lucas in the year 1951. It is the only procedure that is capable of obtaining sufficientquantities of plasma to cover the manufacturing needs for the different plasma protein therapies. % Pulmunology: is the specialty that takes care of the diagnosis and treatment of respiratory diseases Pulmunologists treat everything related to the respiratory system from asthma to tuberculosis % PPTA: Plasma Protein Therapeutics Association. % Primary arthroplasty: Surgery performed to replace damaged joints for various reasons, such as hip fractures, osteoarthritis or other rheumatic diseases, by artificial joints called prostheses % Primary immunodeficiency: Inherited condition where there is an impaired immune response, weakening the immune system and allowing infections and other health problems to occur more easily. It may be in one or more aspects of the immune system. % ProlastinR/ProlastinR -C: This is a concentrated form of alpha-1 antitrypsin (AAT), derived from human plasma and approved only for chronic, or ongoing, replacement therapy in people with genetic AAT deficiency. Given as prescribed, Prolastin raises the levels of AAT in the blood and lungs. Raising the AAT level may help reduce the damage to the lungs caused by destructive enzymes. % Proteome: set of proteins that an organism synthesizes from the genes it contains to give the cell its individual character. This set of proteins determines what organisms are like, how their bodies work and how they behave. % Recombinant: Protein prepared by recombinant technology, coded by the manipulated gene. Procedures are used to join together segments in a cell-free system (an environment outside a cell organism). They are known as highly potent medicines that are safe from off-target side effects and take a shorter time to develop than small molecules. % Recovered plasma: plasma derived from whole blood collected in blood donations % rFVIII: Recombinant Factor VIII is the antihemophilic factor A, obtained using recombinant DNA technology. With this technology, pure factor is synthesized in the laboratory instead of being extracted from blood plasma. % Rh (Rhesus) blood group system: Most important blood group system after ABO. The Rh blood group system consists of 50 defined blood-group recombinant proteins, among which the five recombinant proteins D,C, c, E and are the most important. The commonly used terms Rh factor, Rh positive and Rh negative refer to the D antigen only. % RoW: Rest of the world % SARS-CoV-2: Severe acute respiratory syndrome coronavirus 2 is the strain of coronavirus that causes coronavirus disease 2019 (COVID-19), the respiratory illness responsible for the COVID-19 pandemic. % Secondary immunodeficiency: Occurs when the immune system is compromised due to an environmental factor. Examples of these outside forces include HIV, chemotherapy, severe burns or malnutrition. % SCIG: subcutaneous immunoglobulin % Single-cell transcriptomics: technique to characterize cell identity. % SubQ: Sub-cutaneous. % Thrombin: Enzyme that presides over the conversion of a substance called fibrinogen to fibrin, which promotes blood clotting. % Transfusion medicine: Branch of medicine that encompasses among others, immunohematology, blood and plasma screening and blood typing. % West Nile Virus (WNV): Virus transmitted by mosquitoes. Humans are mainly infected through mosquito bites, but infection can occur through organ transplantation and blood. % Von Willebrand Disease (vWD): This is the most common hereditary coagulation abnormality described in humans, although it can also be acquired as a result of other medical conditions. It arises from a qualitative or quantitative deficiency of von Willebrand factor (vWF), a multimeric protein that is required for platelet adhesion. % Zika virus: Infectious disease spread by the bite of an infected Aedes species mosquito.

2022 Consolidated Directors’ Report · 241 CONTENTS 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance 9 About this report 1 About us 2 Commitment to donors and patients 3 Ethical commitment 4 Innovation 5 Our people 6 Impact on society 7 Environmental responsibility 8 Financial performance Independent Review Report GRI 2-5 KPMG Asesores S.L., a limited liability Spanish company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. Paseo de la Castellana, 259C – Torre de Cristal – 28046 Madrid KPMG Asesores, S.L. Torre Realia Plaça d’Europa, 41-43 08908 L’Hospitalet de Llobregat Barcelona Independent Assurance Report on the Consolidated Director’s Report of Grifols, S.A. and subsidiaries for 2022 (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.) Reg. Mer Madrid, T. 14.972, F. 53, Sec. 8 , H. M -249.480, Inscrip. 1.ª N.I.F. B-82498650 To the Shareholders of Grifols, S.A.: We have been engaged by Grifols, S.A. management to perform a limited assurance review of the accompanying Consolidated Directors’ Report of Grifols, S.A. (hereinafter, the Parent) and subsidiaries (hereinafter, the Group) for the year ended 31 December 2022, prepared with reference to the Sustainability Reporting Standards of the Global Reporting Initiative (GRI Standards) and with the Sustainability Accounting Standards Board (SASB) Standards for Biotechnology & Pharmaceuticals sector (hereinafter, the Report). In addition, pursuant to article 49 of the Spanish Code of Commerce, we have performed a limited assurance review to evaluate whether the Consolidated Non-Financial Information Statement (hereinafter NFIS) of the Group for the year ended 31 December 2022, has been prepared in accordance with prevailing mercantile legislation. The Report includes additional information to that required by GRI Standards, by SASB Standards and prevailing mercantile legislation concerning non-financial information, which has not been the subject of our assurance work. In this respect, our work was limited exclusively to providing assurance on the information contained in the “GRI Content Index”, in the “Appendix I. Table of contents pursuant to Act 11/18 of 28 December on non-financial information and diversity” and in the “SASB Content Index” of the accompanying Report. Responsibility of the Parent’s Directors and Management ___________________ The Directors of the Parent are responsible for the content and authorisation for issue of the NFIS included in the Report. The NFIS has been prepared in accordance with prevailing mercantile legislation and selected GRI Standards based on each subject area in the “Appendix I. Table of contents pursuant to Act 11/18 of 28 December on non-financial information and diversity” table of the aforementioned Report. Management of the Parent is responsible for the preparation and presentation of the Report in accordance with the GRI Standards and SASB Standards for Biotechnology & Pharmaceuticals sector in accordance with each subject area in the tables “GRI Content Index” and “SASB Content Index” of the Report. This responsibility also encompasses the design, implementation and maintenance of internal control deemed necessary to ensure that the Report is free from material misstatement, whether due to fraud or error. The Directors of the Parent are also responsible for defining, implementing, adapting and maintaining the management systems from which the information required to prepare the Report was obtained. (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.) Our Independence and Quality Management _______________________________ We have complied with the independence and other ethical requirements of the International Code of Ethics for Professional Accountants (including international independence standards) issued by the International Ethics Standards Board for Accountants (IESBA), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour. Our firm applies current International Quality Standard and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. The engagement team was comprised of professionals specialised in reviews of non-financial information and, specifically, in information on economic, social and environmental performance. Our Responsibility ________________________________________________________ Our responsibility is to express our conclusions in an independent limited assurance report based on the work performed. We conducted our review engagement in accordance with the requirements of the Revised International Standard on Assurance Engagements 3000, “Assurance Engagements other than Audits or Reviews of Historical Financial Information” (ISAE 3000 (Revised)), issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC), and with the guidelines for assurance engagements on the Non-Financial Information Statement issued by the Spanish Institute of Registered Auditors (ICJCE). The procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement, and consequently, the level of assurance provided is also lower. Our work consisted of making inquiries of management, as well as of the different units and areas of the Group that participated in the preparation of the Report, reviewing the processes for compiling and validating the information presented in the Report and applying certain analytical procedures and sample review tests, which are described below: - Meetings with the Group’s personnel to gain an understanding of the business model, policies and management approaches applied, the principal risks related to these matters and to obtain the information necessary for the external review. - Analysis of the scope, relevance and completeness of the content of the Report based on the materiality analysis performed by the Group and described in the “About this report” section, considering the content required by prevailing mercantile legislation. - Analysis of the processes for compiling and validating the data presented in the Report for 2022. - Review of the information relative to the risks, policies and management approaches applied in relation to the material aspects presented in the Report for 2022. - Corroboration, through sample testing, of the information relative to the content of the Report for 2022 and whether it has been adequately compiled based on data provided by the information sources. - Procurement of a representation letter from the Directors and management.

2022 Consolidated Directors’ Report · 242 GRI 2-5 (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.) Conclusion _______________________________________________________________ Based on the assurance procedures performed and the evidence obtained, nothing has come to our attention that causes us to believe that: a.) The Consolidated Directors’ Report of Grifols, S.A and subsidiaries for the year ended 31 December 2022 has not been prepared, in all material respects, with reference to the GRI Standards and with the SASB Standards for Biotechnology & Pharmaceuticals sector as described in the “GRI content index” and in “SASB content index”, respectively, of the aforementioned Report. b.) The NFIS of Grifols, S.A. and subsidiaries for the year ended 31 December 2022 has not been prepared, in all material respects, in accordance with prevailing mercantile legislation and selected GRI Standards based on each subject area in the “Appendix I. Table of contents pursuant to Act 11/18 of 28 December on non-financial information and diversity” of the Report. Emphasis of Matter _______________________________________________________ Regulation (EU) 2020/852 of the European Parliament and of the Council of 18 June 2020 on the establishment of a framework to facilitate sustainable investment stipulates the obligation to disclose information on how and to what extent the undertaking’s activities are associated with economic activities aligned to the objectives of climate change mitigation and climate change adaptation. This obligation applies for the first time for the 2022 fiscal year, in addition to the information related to eligible activities required in 2021. Consequently, the attached NFIS does not contain comparative information on alignment. Furthermore, as much as the information on eligible activities in 2021 was not required to be as detailed as in 2022, the disclosures on eligibility included in the attached NFIS are not strictly comparable. The directors of Grifols, S.A. have included information on the criteria that, in their opinion, best allow them to comply with the aforementioned obligations, which are defined in annex XIV “European taxonomy for climate change mitigation and adaptation” of the attached Report. Our conclusion is not modified in respect of this matter. Use and Distribution ______________________________________________________ In accordance with the terms of our engagement letter, this Report has been prepared for Grifols, S.A. in relation to its Consolidated Directors’ Report and for no other purpose or in any other context. In relation to the Consolidated NFIS, this report has been prepared in response to the requirement established in prevailing mercantile legislation in Spain, and thus may not be suitable for other purposes and jurisdictions. KPMG Asesores, S.L. 4JHOFE PO PSJHJOBM JO 4QBOJTI Patricia Reverter Guillot 27 February 2023

GRIFOLS, S.A. AND SUBSIDIARIES (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) At their meeting held on 23 February 2023, pursuant to legal requirements, the Directors of Grifols, S.A. authorized for issue the consolidated annual accounts and consolidated directors’ report for the period from 1 January 2022 to 31 December 2022. The consolidated annual accounts comprise the documents that precede this certification. Thomas Glanzmann (signed) Executive Chairman Raimon Grifols Roura (signed) Chief Executive Officer Víctor Grifols Deu (signed) Chief Executive Officer Victor Grifols Roura (signed) Carina Szpilka Lázaro (signed) Tomás Dagà Gelabert (signed) Board member Board member Board member Iñigo Sánchez-Asiaín Mardones (signed) Enriqueta Felip Font (signed) Board member James Costos (signed) Board member Board member Montserrat Muñoz Abellana (signed) Susana González Rodríguez (signed) Nuria Martín Barnés (signed) Secretary to the Board Board member Board member

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  February 28, 2023